As filed with the Securities and Exchange Commission on November 1, 2021.

Registration No. 333-260291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THIRD COAST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6036	46-2135597
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)

20202 Highway 59 North, Suite 190

Humble, Texas 77338

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bart O. Caraway

Chairman, President and Chief Executive Officer

20202 Highway 59 North, Suite 190

Humble, Texas 77338

(281) 446-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201 (214) 855-3906 (214) 855-8200 (facsimile)	Derek W. McGee, Esq. Brent Standefer, Jr., Esq. Fenimore Kay Harrison LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900 (512) 583-5940 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $1.00 per share	3,450,000	$26.00	$89,700,000	$8,315.19

(1)	Includes 450,000 shares of common stock that the underwriters have the option to purchase from the Registrant in this offering.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Of this amount, $6,952.50 has been previously paid by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 1, 2021

PRELIMINARY PROSPECTUS

3,000,000 Shares

Common Stock

This prospectus relates to the initial public offering of the common stock of Third Coast Bancshares, Inc. We are the bank holding company for Third Coast Bank, SSB, a Texas state savings bank headquartered in Humble, Texas, with operations primarily in the Greater Houston, Dallas-Fort Worth and Austin-San Antonio, Texas markets. We are offering 3,000,000 shares of our common stock.

Prior to this offering there has been no established public market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $24.00 and $26.00 per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “TCBX.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional 450,000 shares of our common stock from us on the same terms set forth above.

Neither the Securities and Exchange Commission, nor any other state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares of our common stock to purchasers on or about             , 2021, subject to customary closing conditions.

Stephens Inc.	Piper Sandler & Co.	Deutsche Bank Securities

The date of this prospectus is             , 2021

Note: Total assets reflect as of the year-ended 12/31, unless otherwise specified

i

ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “us,” “ourselves,” “Third Coast,” “TCBX,” and “the Company” refer to Third Coast Bancshares, Inc., a Texas corporation, and its consolidated subsidiaries. All references in this prospectus to “Third Coast Bank,” “the Bank,” or “our Bank” refer to Third Coast Bank, SSB, a Texas state savings bank and our wholly owned bank subsidiary. All references in this prospectus to “TCCC” and “Third Coast Commercial Capital” refer to Third Coast Commercial Capital, Inc., a Texas corporation and wholly owned subsidiary of the Bank.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We and the underwriters are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

MARKET AND INDUSTRY DATA

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. In addition, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

ii

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

•	provide an auditor’s attestation report on our system of internal control over financial reporting;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in this Form S-1;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act; or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period for as long as it is available.

ESOP REPURCHASE RIGHT TERMINATION

In accordance with provisions of the Internal Revenue Code of 1986, as amended, or the Code, that are applicable to private companies, the terms of our employee stock ownership plan, or ESOP, currently provide that ESOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the ESOP. As a result, the ESOP-owned shares are deducted from shareholders’ equity in our consolidated balance sheets. The shares of common stock held by the ESOP are reflected in our consolidated balance sheets as a line item called “Commitments and contingencies—ESOP-owned shares” appearing between total liabilities and shareholders’ equity. Upon the completion of this offering and the listing of our common stock on the Nasdaq Global Select Market, our repurchase liability will be extinguished and the ESOP-owned shares will be included in shareholders’ equity.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with the consolidated financial statements and the related notes that are included herein, before making an investment decision. Additionally, references in this prospectus to the “Greater Houston market” refer to the Houston—The Woodlands—Sugar Land, Texas Metropolitan Statistical Area, or MSA, the Beaumont—Port Arthur, Texas MSA, and surrounding counties. References in this prospectus to the “Dallas-Fort Worth market” refer to the Dallas—Fort Worth—Arlington, Texas MSA and surrounding counties. References in this prospectus to the “Austin-San Antonio market” refer to the San Antonio—New Braunfels, Texas MSA, the Austin—Round Rock—Georgetown, Texas MSA, and surrounding counties.

Our Company

We are a commercially-focused, Texas-based bank holding company operating primarily in the Greater Houston, Dallas-Fort Worth, and Austin-San Antonio markets through our wholly owned subsidiary, Third Coast Bank, SSB, or the Bank, a Texas state savings bank, and the Bank’s wholly owned subsidiary, Third Coast Commercial Capital, Inc., or TCCC, a Texas corporation and commercial finance company. Since the Bank’s founding in 2008, we have been able to successfully execute our organically-focused strategic plan by attracting talented professionals and providing superior banking services through our relationship managers. We currently operate twelve branch locations, with seven branches in the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the Austin-San Antonio market, and one branch in Detroit, Texas. As of June 30, 2021, we had, on a consolidated basis, total assets of $2.01 billion, total loans of $1.55 billion, total deposits of $1.78 billion and total shareholders’ equity, including ESOP-owned shares, of $137.8 million.

Our management team and board of directors are led by our founder, Chairman, President and Chief Executive Officer, Bart O. Caraway. Under Mr. Caraway’s leadership, we have experienced substantial and consistent growth. We believe our team-oriented culture, combined with a diverse suite of financial products and services, delivers the sophistication of a larger financial institution and allows our relationship managers to attract and retain customers and drive growth. We strive to know our customers better than our competition and believe our greatest opportunities for organic growth stem from the ability of our relationship managers to provide a greater level of attentiveness to customers and prospects than larger banks and our peers. As a result of consolidation among Texas metropolitan banks, we believe we are one of the few remaining locally-based banks in our markets that are dedicated to providing personalized service to small and medium-sized businesses with sophisticated banking needs. We intend to focus on continued quality organic growth, profitability enhancement through the leveraging of our current staff and infrastructure, engaging in strategic hiring of experienced bankers, expanding our markets through de novo branching and strategic whole-bank and branch acquisitions to increase shareholder value.

Our History and Growth

We were incorporated on January 16, 2013 to serve as the holding company for the Bank, which was chartered on February 25, 2008. We were founded by Mr. Caraway, along with other experienced Texas business professionals, to serve the banking needs of small and medium-sized businesses and individuals who we believe are often underserved by larger banks but demand sophisticated banking products and services. We began operations in Humble, Texas and opened four de novo locations in the Greater Houston market from 2009 to

2018. In 2014, we expanded into the Dallas-Fort Worth market through a de novo location and opened an additional branch in 2015. Our entrance into the Dallas-Fort Worth market provided us with enhanced economic diversification and increased opportunities for organic growth, as well as a broader target market for future strategic hiring of experienced bankers and acquisition opportunities. The Bank began providing commercial finance services in 2012 for companies that typically have credit needs outside of traditional commercial bank underwriting guidelines, and TCCC was formed in 2015 as a subsidiary of the Bank dedicated to our commercial finance business line.

Since the Bank’s inception, we have successfully completed six rounds of common equity funding totaling $112.9 million, through board members, management, employees, friends, family and local investors. On January 1, 2020, we completed a merger with Heritage Bancorp, Inc., or Heritage, and its subsidiary, Heritage Bank, a commercial bank headquartered in the Greater Houston market. At the time of its acquisition, Heritage had, on a consolidated basis, total assets of $315.9 million, total loans of $259.6 million, and total deposits of $260.2 million.

Our merger with Heritage provided us with five new branch locations, including two in the Greater Houston market, two in the Austin-San Antonio market, and one in Detroit, Texas. We believe that this combined footprint has enhanced our geographic diversity and positioned us for continued organic growth in and around the markets we serve. In addition, we believe that the Company and Heritage had complementary cultures, which facilitated the successful integration of the two companies and helped us opportunistically grow our institution following the merger, as further described in “Our Competitive Strengths” below. We have also experienced greater efficiency and enhanced profitability since consummating our merger with Heritage through added scale, realization of cost savings, and improvement in our deposit base, as demonstrated by improvements in our return on average assets (ROAA), net interest margin (NIM), and efficiency ratio from 0.27%, 4.08%, and 86.19%, respectively, as of December 31, 2019, to 0.88%, 4.67%, and 72.72%, respectively, as of June 30, 2021.

The following timeline illustrates how we developed our current footprint since opening our first office in 2008:

We have experienced substantial and consistent organic growth, supplemented by acquisition growth from our merger with Heritage and participation in the Paycheck Protection Program, or PPP, and Main Street Lending Program, or MSLP, as shown in the chart below. We believe our team-oriented culture, relationship-based approach, and commitment to retaining and hiring talented relationship managers, paired with our diverse suite of financial products and services drives our history of successful organic growth. The following chart reflects our total assets since the Bank’s formation:

(1)	As of December 31 of each year, unless otherwise specified
(2)	Consists of PPP loans and MSLP loans
(3)	Reflects Heritage Bancorp, Inc. total assets as of December 31, 2019

Our Competitive Strengths

We believe the following competitive strengths differentiate us from other financial institutions and are key to the execution of our strategy:

Highly Experienced Management Team. Our executive team has over 100 years of combined financial services experience and a demonstrated track record of managing profitable organic growth through customer acquisition and opportunistic strategic hiring, maintaining a disciplined credit culture, implementing a high-touch, relationship driven approach to banking, and successfully executing and integrating acquisitions. Certain biographical information for our executive officers is as follows:

Bart O. Caraway, Chairman, President and Chief Executive Officer. Mr. Caraway was our principal founder and organizer and is the Chairman, President and Chief Executive Officer of the Company and the Bank. He is also Chairman, President and Chief Executive Officer of TCCC. Mr. Caraway has over 29 years of banking and public accounting experience and is a Texas licensed attorney and Certified Public Accountant. Prior to founding the Bank, he served in executive roles at several other community banks, including as the Chief Financial Officer and Chief Operating Officer for a Houston, Texas bank wherein Mr. Caraway consulted on the de novo formation, managed the acquisition of two banks, ran all of the operations and helped grow the bank to over $600 million in total assets. Mr. Caraway also created and developed the role of Director of Financial Institution Services for Briggs & Veselka Co., one of the largest independent accounting firms in Texas, and was responsible for developing the firm’s financial institution and consulting practice, including bank audit and attestation services; internal audit services; loan reviews; risk assessments; de novo bank chartering; and consulting for mergers and acquisitions, strategic planning, compliance, and management.

R. John McWhorter, Chief Financial Officer. Mr. McWhorter has served as Chief Financial Officer of the Company since April 2015 and Senior Executive Vice President and Chief Financial Officer of the Bank since January 2021. From April 2015 to January 2021, Mr. McWhorter served as Executive Vice President and Chief Financial Officer of the Bank. Mr. McWhorter brings over 34 years of banking, bank auditing and public accounting experience to the Company and is a Certified Public Accountant. Prior to joining the Company and the Bank, he was Executive Vice President and Chief Financial Officer at Bank of Houston, a $1 billion in assets bank headquartered in the Greater Houston market, until it was acquired by Independent Bank. Prior to his role with Bank of Houston, Mr. McWhorter was Executive Vice President and Chief Financial Officer of Cadence Bancorp LLC from March 2010 to June 2012. He also served as Senior Vice President and Controller of Amegy Bank from April 1990 to June 2003 and helped take the bank public and grow to over $5 billion in assets. During his career, Mr. McWhorter has helped complete nine acquisitions and several capital offerings and has led numerous cost saving initiatives.

Donald C. Legato, Chief Lending Officer. Mr. Legato has served as Senior Executive Vice President and Chief Lending Officer of the Bank since January 2021. From March 2014 to January 2021, Mr. Legato served as Executive Vice President and Chief Lending Officer of the Bank. Mr. Legato brings over 27 years of banking experience and has served in numerous positions with the Bank since joining in 2009, including Senior Vice President Commercial Lending, Beaumont Market President and Southeast Texas Regional President. Prior to joining the Bank, Mr. Legato served as Senior Vice President Commercial Lending of Wachovia Bank from 2004 to 2009.

Audrey A. Duncan, Chief Credit Officer. Ms. Duncan has served as Senior Executive Vice President and Chief Credit Officer of the Bank since January 2021. From June 2015 to January 2021, Ms. Duncan served as Executive Vice President and Chief Credit Officer of the Bank. Ms. Duncan brings over 34 years of banking and bank regulatory experience to the Bank. Prior to joining the Bank, she was employed at LegacyTexas Bank, a bank headquartered in the Dallas-Fort Worth market that had $6.5 billion in assets at the time of Ms. Duncan’s departure. During her tenure there, Ms. Duncan served as Senior Vice President and Credit Officer for four years, and then Executive Vice President and Chief Credit Officer for nine years, before being named the Director of Credit Risk Management. Prior to her role with LegacyTexas Bank, Ms. Duncan was a Senior and Commissioned Bank Examiner with the Federal Reserve Bank of Dallas from 1989 to 2000.

Dynamic Banking Markets. As further described in “Our Markets of Operation” below, we believe that the markets in which we operate provide us with a strategic advantage relative to other financial institutions in Texas and nationwide. The Houston—The Woodlands—Sugar Land, Texas MSA, or the Houston MSA, and the Dallas—Fort Worth—Arlington, Texas MSA, or the Dallas MSA, are both among the largest MSAs in the nation, and both outpace growth in population at the state and national levels as illustrated by the chart below:

Nationwide Top 10 Largest MSAs—Ranked by 5 Year Projected Population Growth

		2021 Population (Ms)	Population Growth
#	MSA		Hist. 5 Yr. (%)	Proj. 5 Yr. (%)
1	Houston-The Woodlands-Sugar Land, TX	7.2	8.3	7.6
2	Dallas-Fort Worth-Arlington, TX	7.7	8.6	7.5
3	Phoenix-Mesa-Chandler, AZ	5.1	10.3	6.9
4	Atlanta-Sandy Springs-Alpharetta, GA	6.1	7.0	5.7
5	Miami-Fort Lauderdale-Pompano Beach, FL	6.3	4.1	5.4
6	Washington-Arlington-Alexandria, DC-VA-MD-WV	6.3	3.3	4.1
7	Los Angeles-Long Beach-Anaheim, CA	13.3	(1.2)	1.7
8	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	6.1	0.7	1.0
9	New York-Newark-Jersey City, NY-NJ-PA	19.2	(5.2)	0.2
10	Chicago-Naperville-Elgin, IL-IN-WI	9.4	(1.6)	(0.3)
	Texas	29.6	7.1	6.8
	Nationwide	330.9	2.6	2.9

Source: S&P Global Market Intelligence

In addition, in connection with our merger with Heritage we entered the Austin-San Antonio market with two locations and added a location in Detroit, Texas. Over the next five years, the populations in the San Antonio—New Braunfels MSA and the Austin—Round Rock—Georgetown MSA are projected to grow by approximately 7.6% and 8.5%, respectively, compared to 6.8% for the state of Texas and 2.9% for the United States, according to S&P Global. We believe our exposure to these large, economically diverse urban communities provides ample opportunity for our business to enhance its scale.

Diverse Offering of Sophisticated Financial Products and Services. We believe that the products and services we offer, coupled with our high-touch, relationship driven approach to business, allow us to compete and succeed in winning business from peers and larger financial institutions. Our customers consist primarily of small and medium-sized businesses across a wide array of industries and individuals. We offer conventional commercial and industrial loans (including equipment loans, working capital lines of credit, auto finance, and commercial finance), commercial real estate loans, residential real estate loans, construction and development loans (including builder finance loans), United States Small Business Administration, or SBA, loans, and consumer loans. As of June 30, 2021, our average loan balance outstanding was approximately $504 thousand, excluding our auto finance portfolio, PPP loans, and an intercompany loan to TCCC. In addition, we offer a full range of commercial and consumer deposit products and treasury management services and hired four treasury sales professionals in 2021. These products and services include checking and savings accounts, money market accounts, certificates of deposit and individual retirement accounts, debit cards, electronic banking (including online and mobile banking), ACH origination service, positive pay service, remote deposit capture service, sweep service, and online wire transfer service. We also recently initiated a builder finance group and began providing wealth management services. We utilize these products and services to not only augment our revenue and expand our core deposit customer base, but also to increase conventional commercial loan customer retention.

Scalable Infrastructure. We believe that we have established a scalable operating platform that will allow us to effectively manage growth from our anticipated organic growth and potential acquisitions. We have invested heavily in our technology, infrastructure, management team and operations personnel in an effort to position our Company for continued future success. We believe that these efforts have enhanced our value proposition to customers and allowed us to provide products, services and technological sophistication generally offered by larger financial institutions.

Responsive and Disciplined Underwriting. We believe that our efficient credit approval process differentiates us from our competition. Our credit analysts and account relationship managers are located in-market and accompany relationship managers to client meetings to get firsthand exposure to customers and prospects. As credit analysts, our trainees learn how to underwrite real estate, commercial and industrial, consumer, and other more specialized loans, using models developed specifically for each type of credit. Our underwriting focuses on the borrower’s financial condition and cash flow, as well as the global cash flow of the relationship, and the quality, marketability and value of the collateral. For commercial finance, in particular, our underwriting focuses on the creditworthiness of the account debtors, the experience of the management and principals of the business, the customer’s billing and reporting process, and, depending upon the type and size of the credit facility, an independent field exam.

We have independent Officers’ Loan Committees that meet separately for the loan officers under each Regional Market President’s authority for efficient, timely review of credits associated with aggregate relationship exposure of less than $5 million. The Officers’ Loan Committees include our Chief Executive Officer, Chief Lending Officer, Chief Credit Officer, Regional Credit Officers and Regional Market Presidents. Relationships above $5 million are approved by our Directors’ Loan Committee. These committees meet at least weekly, or on an as-needed basis, to provide our customers with timely credit decisions. At least two individuals approve a large majority of the loans that are originated, and our relationship managers do not have individual loan approval authority.

While we strive to respond quickly based on our deep understanding of our customers’ needs, we remain consistent in our disciplined approach to underwriting diligence, as evidenced by our annual net charge-offs to average loans since 2016 illustrated in the chart below:

Note: Reflects six months ended June 30, 2021 financial information for Third Coast and Texas Commercial Banks

(1)	Texas Commercial Banks industry aggregate data per S&P Global Market Intelligence

Enterprising Approach. We believe our management team is agile in its approach to capturing new customers and is able to recognize opportunities to expand our suite of financial products and services and execute on those opportunities. We believe this opportunistic nature has been demonstrated not only by our offering of specialty lending verticals, such as our SBA, commercial finance, auto finance and builder finance products discussed below, but also by our lending activities during the COVID-19 pandemic.

In response to the COVID-19 pandemic, on March 27, 2020 the President of the United States signed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act into law. The CARES Act provides assistance for American workers, families and small businesses. The PPP, established by the CARES Act and implemented by the SBA with support from the Department of the Treasury, provides small businesses with funds to pay certain operating costs, including salary, benefits and rent. In an effort to support our communities, we quickly began participating in the PPP and have been an active PPP lender. As of June 30, 2021, we had originated 5,774 PPP loans totaling approximately $827.5 million, with an average credit size of approximately $143 thousand, and generated $31.5 million in fees through the PPP, of which $8.5 million was deferred as of June 30, 2021. We were a top 10 PPP lender in the Houston area for loans over $150,000, according to the Houston Business Journal, and we believe our PPP lending has enhanced our brand awareness in our markets of operation. We gained new customers through the PPP who we hope to transition in to conventional commercial banking products in the future. We also believe our flexible approach to serving customers and our increased brand awareness has made us an attractive institution for experienced bankers to join, as demonstrated by our recent new hiring initiatives.

Diversified Loan Portfolio. We are committed to generating and growing loans with businesses and individuals who want to have full relationships with us and which are broadly diversified by type and location. Our current conventional loan offerings include commercial and industrial, owner occupied commercial real estate, non-owner occupied commercial real estate, residential real estate, construction and development, and consumer loans. Although we operate in the Greater Houston market, we maintain a relatively low exposure to the energy industry. As of June 30, 2021, we had direct energy exposure of $49.7 million in energy loans, or 3.2% of gross loans, and an additional $10.5 million in unfunded commitments, consisting of loans totaling $4.4 million, or 0.3% of gross loans, and an additional $0.1 million in unfunded commitments to upstream oil and gas companies, $8.9 million, or 0.6% of gross loans, and an additional $2.8 million in unfunded commitments to midstream oil and gas companies, and $36.5 million, or 2.4% of gross loans, and an additional $7.6 million in unfunded commitments to companies that provide support services to the oil and gas industry, such as oil and gas consulting, equipment rental, staffing and other services. Additionally, as of June 30, 2021, we had loans totaling $51.2 million, or 3.3% of gross loans, and an additional $4.4 million in unfunded commitments to gas stations and convenience stores, which we do not consider direct energy exposure. As illustrated below, our commercial loan book is well balanced between commercial and industrial, owner occupied commercial real estate, and non-owner occupied commercial real estate, representing 39.4%, 23.3% and 18.5% of total loans, respectively, as of June 30, 2021.

In addition to our conventional commercial and consumer loan offerings, we offer SBA, commercial finance, auto finance and builder finance products, which we believe enhance our product offerings and diversify our revenue stream while still maintaining high asset quality. A brief description of these products is below:

SBA Lending. Our SBA loan program began in 2012 and is a key element in our ability to serve the small- to medium-sized business community in our markets of operation. Customers are able to use these loans to finance permanent working capital, equipment, facilities, land and buildings, business acquisitions and start-up business expenses. As a participant in the SBA’s Preferred Lenders Program, we are able to expedite the SBA loan approval process for our customers. We maintain strict underwriting guidelines in our SBA program and, as a result, have incurred minimal losses from this portfolio, with losses of less than $168 thousand through June 30, 2021.

Third Coast Commercial Capital, Inc. (Commercial Finance). TCCC was formed in 2015 as a wholly owned subsidiary of the Bank and provides working capital solutions for small- to medium-sized businesses. Through the purchase and management of accounts receivables, we are able to help customers take advantage of new business opportunities and continue to grow and be successful. As a result of our disciplined credit process and robust internal controls and procedures, losses from our commercial finance portfolio have been approximately $158 thousand through June 30, 2021. Our commercial finance portfolio included $3.9 million of factored receivables with companies in the oil and gas services industry as of June 30, 2021, which represented 13.7% of our total commercial finance portfolio.

Auto Finance. Our auto finance group was formed in 2014 to provide for indirect auto lending with local dealerships. We offer both recourse auto loans and nonrecourse auto loan and lease financing. Loans with recourse to the dealership are structured as commercial lines of credit with the dealership and are approved with the same underwriting criteria as other commercial credits. Nonrecourse loans are structured as consumer loans and are approved with the same underwriting criteria as other consumer loans. The auto finance group also offers floor plan loans and real estate loans to dealerships. Floor plan loans are offered on both new and used automobiles, motorsport, recreation vehicles and boats. Floor plan loan requirements include mandatory periodic curtailments and inspections. Real estate loans to dealerships are underwritten in the same manner as other owner-occupied real estate loans. As a result of our experienced team members and strict underwriting guidelines, the total net losses related to this portfolio since inception have been approximately $34 thousand through June 30, 2021.

Builder Finance. Our builder finance group was formed in 2021 and provides traditional homebuilder lines secured by lots and single-family homes, and land acquisition and development loans. The group also finances bond anticipation notes, or BANs, and lines of credit to large national institutional tier-one funds that invest equity in various real estate assets. The group also offers, to a limited extent, parent level build-to-rent loans. The homebuilder finance platform provides lending solutions for private and publicly traded homebuilding companies. Land acquisition and development loans focus on master planned communities with lots being presold with meaningful earnest money upfront, and mandatory periodic curtailments. BANs are short-term notes issued by a special district to provide liquidity to a developer approximately 9-12 months prior to bond issuance, and are secured by the proceeds of the bond. Lines of credit to institutional funds who invest equity in various real estate assets are structured as a typical commercial and industrial loan. Underwriting of these lines include financial and cash flow covenants. On a limited basis the group may lend to homebuilders for the purpose of building and then renting single-family homes.

As illustrated below, our SBA, commercial finance, and auto finance business lines do not individually make up a material portion of the total loan portfolio, or any single loan classification, but are illustrative of our efforts to broaden our product offerings and customer base and enhance our loan yield and net interest margin. Our SBA and commercial finance business lines also allow us to partner with companies early on in their life cycle. As our SBA and commercial finance customers grow, our goal is to transition them in to conventional commercial banking products.

Balances as of June 30, 2021

(1)	Includes $0.5 million of loans that are part of our auto finance portfolio

Transformation of Deposit Base. We have enhanced our funding base through organic sourcing of core deposits, active participation in the PPP, and the strategic acquisition of Heritage. We believe that our team-based, relationship oriented approach to banking, coupled with our recent enhancement of our treasury management products and services, will allow us to continue to build on the recent successes that we have had in transforming our deposit mix. Additionally, we recently hired a Chief Retail Officer to augment our retail deposit operations, which we believe will foster new sources of low-cost, core deposits. We will continue to seek out acquisition targets with a strong deposit franchise and high-quality funding profiles. Evidence of our recent success is demonstrated by our growth in noninterest-bearing deposits from $128.3 million as of December 31, 2019 to $374.9 million as of June 30, 2021, a growth rate of 192%. We have also significantly improved the composition of our deposits by increasing noninterest-bearing deposits to total deposits from 15.9% as of December 31, 2019 to 21.0% as of June 30, 2021. A depiction of our recent deposit transformation is represented below:

Empowering Workplace Culture. We believe that our workplace culture fosters teamwork, promotes exemplary customer service, and gives our employees the tools necessary to succeed. Our culture is centered on training, mentoring, and support, which allows us to attract and retain the talent needed to succeed in today’s competitive banking environment. In addition to hiring experienced senior bankers as relationship managers, we have implemented an in-house training program to facilitate growth and professional development for our junior bankers. Our trainees begin their careers as credit analysts to instill a solid understanding of our underwriting discipline and expectations for credit. Next, they are promoted to account relationship managers and are assigned to an account where they work with the lead relationship manager to develop their customer-facing skillset, while continuing to assist in the underwriting process. Once account relationship managers have developed the skills necessary to be successful lenders, they are promoted to relationship manager and develop their own book of business.

Our culture is such that our more senior relationship managers often share business with recently promoted relationship managers, which incentivizes our junior account relationship managers and relationship managers to stay with us and allows our tenured lenders to focus on prospecting for new customer relationships. We have had great success with our development program, with many of our relationship managers having been promoted through our system. Our culture instills a sense of empowerment in our employees that we believe turns bosses into coaches, with structures and systems that we believe nurture and support the development of our team members. In addition, the interests of our employees are aligned with our shareholders through meaningful ownership, as more than 90% of our employees own shares of our common stock either directly or through our ESOP. We believe our workplace culture and significant employee-shareholder ownership helps us acquire and retain customers and has been critical to our substantial and consistent organic growth.

Our Banking Strategy

We believe we have built a differentiated, high-touch commercial bank with a uniquely collaborative culture and a diverse array of attractive financial products and services. We intend to leverage our strengths and our robust operational platform with the multi-faceted approach described below, which we believe will allow us to successfully grow our franchise and enhance shareholder returns.

Continue Robust Organic Growth. The results of our 13-year operating history demonstrate that organic growth has been a primary focus of the Company. Since 2016, we have grown the loan portfolio by approximately $1.10 billion, or 244.4%, for a compound annual growth rate, or CAGR, of 31.6% and, from January 1, 2016 to December 31, 2019 (the day before the consummation of our merger with Heritage), we grew the loan portfolio entirely organically by approximately $464.3 million, or 134.8%, for a CAGR of 23.8%. We attribute our historical organic growth to our strengths described above. Additionally, we intend to continue to take advantage of recent competitive disruptions in our operating markets, which has created opportunities to hire experienced and talented bankers who we believe can thrive in our team-oriented culture. During 2021, we have hired 70 new bankers, including a team of 22 bankers to form our new builder finance group, 23 commercial lenders, four wealth management professionals, four treasury sales professionals, and 17 support personnel. We expect these professionals will generate and maintain meaningful portfolios, while also continuing our focus on increasing core deposits to fund loan growth. We believe having a publicly traded stock will make us an attractive employer for experienced bankers who may feel dislocated as a result of continued market consolidation.

In addition to leveraging our current platform and hiring key personnel to drive organic growth, we also continue to evaluate future de novo branching opportunities in existing and new markets. We believe that we can leverage our experienced management team, board of directors and relationship managers, as well as our position in our markets of operation to achieve these goals.

Emphasize Core Deposit Growth. We believe that core deposit growth is a key component to our long-term strategy and have designed products and services to attract these deposits and maintain a sustainable, stable and low-cost funding base. We will remain focused on generating core deposits from our business customers and encourage and incentivize our relationship managers to attract and maintain those deposits. We have also recently enhanced our treasury management services by adding additional personnel, investing in technology, and offering more products to enable us to more effectively attract and service the operating accounts of larger, more sophisticated businesses.

Thoughtfully Expand our Suite of Financial Products and Services. We continually strive to build upon our diverse suite of financial products and services in ways that help us capture more customers from our peers and larger financial institutions. We have developed specialty lending programs in the past, such as our SBA, commercial finance and auto finance business lines, and more recently, commenced a builder finance group as a result of hiring an experienced team from a large regional bank. We also recently entered into an agreement with Ameriprise Financial to offer investment advisory services , including financial and retirement planning, mutual funds, insurance and annuities, brokerage accounts, and strategies to help pay for college, and we hired four wealth management professionals in connection with that agreement who we believe will be able to generate noninterest income and attract low-cost, core deposits. We will continue to evaluate opportunities, through new organic programs, new hires, and lift-outs of teams, in the future that we believe will allow us to diversify our financial products and services, reach new customers and broaden our brand. In addition, we seek to offer the latest, state-of-the-art technology and sophisticated banking tools and products, including a high-tech suite of treasury management solutions. Our online and mobile banking services include a full suite of convenient online processes, including remote deposit anywhere, text banking, and deposit monitoring and processing. We also recently expanded our treasury management services, which are designed to provide secure and easy ways to manage our customers’ bank accounts and offer essential services to help with everyday cash flows. By providing a full suite of value-added services, we are able to lower our customer acquisition costs, gather low-cost, core deposit relationships, make high credit quality loans, generate fee income, and help our customers’ businesses grow and profit.

Continue to Capitalize on Strategic Acquisition Opportunities. We completed our merger with Heritage on January 1, 2020, which expanded our footprint south of Houston and facilitated our entrance into the vibrant and fast-growing Austin-San Antonio market, as well as provided us with a new location in Detroit, Texas. We are actively evaluating, and will continue to evaluate, additional strategic acquisition opportunities going forward to leverage our operational platform and create additional scale, with an emphasis on enhancing our net interest margin through low-cost, core deposits. Because we primarily compete for acquisition opportunities with smaller banks, which are typically not publicly traded, we believe having a publicly traded stock, adequate capital and ready access to public capital will give us a competitive advantage relative to peer institutions in our markets of operation. At this time, we expect our most likely potential acquisition targets to have total assets between $200 million and $1 billion. The following illustration depicts the number of banks that are within our expected target asset size in our markets of operations as of June 30, 2021.

Source: S&P Global Market Intelligence

We intend to take a disciplined approach to acquisitions, and our efforts will be focused on transactions that will be accretive to our earnings per share, enhance our existing market presence, expand our markets of operation or strengthen our balance sheet, with an emphasis on the acquisition of banks with a strong deposit franchise and high-quality funding profiles to augment our core deposit base. Acquisitions within our current footprint would offer an opportunity to leverage our existing branch network and operations, while acquisitions outside our current footprint would potentially broaden our customer base and diversify our assets and operations.

Our Markets of Operation

We currently operate primarily in three distinct but complementary metropolitan markets, the Greater Houston market, the Dallas-Fort Worth market, and the Austin-San Antonio market. We have seven branches located throughout the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the Austin-San Antonio market, and one branch in Detroit, Texas, located approximately 120 miles northeast of Dallas, Texas.

Greater Houston Market. We operate seven branches in the Greater Houston market, including five branches located in the Houston MSA and two branches in the neighboring Beaumont MSA. Houston is the nation’s fourth most populous city and fifth most populous metro area, with approximately 2.4 million and 7.2 million residents, respectively, according to the U.S. Census Bureau and S&P Global. The Houston MSA is projected to grow approximately 7.6% over the next five years, ranking first among the nation’s 10 largest MSAs and more than double the nationwide projected growth, according to S&P Global. Houston is a center for global trade, with the Houston Port ranking first among U.S. ports in foreign tonnage, according to the Greater Houston Partnership. This tremendous growth and trade has helped Houston become the “Most Diverse City in America,” according to WalletHub. The Houston MSA is corporate headquarters for 24 Fortune 500 companies and employs approximately 3.1 million workers, according to the Greater Houston Partnership. Some of these companies include ConocoPhillips, Sysco, Waste Management and Phillips 66. Houston is also home to the largest medical complex in the world, the Texas Medical Center, which has approximately $3.0 billion in construction projects underway with 50 million existing square feet, according to the Greater Houston Partnership.

Dallas-Fort Worth Market. We currently operate two branches in the Dallas-Fort Worth market, with one location in the North Dallas area and one in Plano. The Dallas MSA is the largest in Texas and the fourth largest in the U.S., according to S&P Global, and has been growing by approximately 322 residents every day, according to the Dallas Regional Chamber. The Dallas MSA boasts the largest gross domestic product in Texas and the sixth largest in the nation, according to the U.S. Bureau of Economic Analysis, and is headquarters for 22 Fortune 500 companies, including ExxonMobil, AT&T, American Airlines and Charles Schwab, according to the Dallas Regional Chamber. The Dallas MSA hosts approximately 3.6 million working professionals and ranked first in the nation for total job growth from December 2015 through December 2020, according to the Dallas Regional Chamber. Future population and job growth remains attractive as the Dallas MSA ranks second among the nation’s 10 largest MSAs for projected 5-year population growth, according to S&P Global, and 15 major universities are located in the area, which enroll over 183,000 students.

Austin-San Antonio Market. We currently operate two branches in the Austin-San Antonio market, with one location in Nixon and one in La Vernia, and operate a loan production office in Austin. The San Antonio—New Braunfels MSA is the third most populous MSA in Texas, as measured by both population and number of households. The population in the San Antonio—New Braunfels MSA is projected to grow by approximately 7.6% over the next five years, compared to 6.8% for the state of Texas and 2.9% for the United States. Located at the intersection of two Pan-American highways (IH-10 which runs from coast-to-coast, and IH-35 which runs from Canada to Mexico), San Antonio commerce benefits from a fast-growing, diverse business community, long-standing military establishments, and is home to 160,000 university students. Industry concentrations include: Aerospace, Biosciences/Healthcare, Defense, Energy, Information Technology & Cybersecurity, and Manufacturing according to the San Antonio Economic Development Foundation. The Austin—Round Rock—Georgetown MSA is the fourth most populous MSA in Texas, as measured by both population and number of households. Over the next five years, it is projected to be the fastest growing large MSA in the country (as defined by MSAs with a population over two million), with a forecasted growth rate of 8.5% through 2026. Austin’s unemployment rate of 4.8% compares favorably to the nationwide unemployment rate of 6.1% as of June 2021. Nicknamed “Silicon Hills,” Austin has transformed itself into a hotbed for technology companies, and was recently designated as a top 10 Global Technology Innovation Hub city by KPMG. Large employers in the MSA include Apple, Dell Technologies, and the University of Texas, which enrolls over 50,000 students. Additionally, Tesla has recently announced that it would move its corporate headquarters to Austin, Texas, and made an estimated $1.1 billion infrastructure investment in the construction of an automotive production facility located in the Austin market, which is expected to deliver at least 5,000 jobs to the local economy and is scheduled to begin production in 2021.

Recent Developments

Completion of $70.5 Million Private Placement

On August 27, 2021, we completed the issuance and sale of 2,937,876 shares of our common stock for aggregate proceeds of approximately $70.5 million, consisting of 227,307 shares issued and sold during the six months ended June 30, 2021 for aggregate proceeds of approximately $5.4 million and 2,710,569 shares issued and sold between July 1, 2021 and August 27, 2021 for aggregate proceds of approximately $65.1 million, in a private placement in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. We used a portion of the net proceeds from the private placement to repay $32.5 million of outstanding indebtedness, consisting of (i) $19.5 million under our senior debt due September 10, 2022 and (ii) $13.0 million under our subordinated debt due July 29, 2022 and subordinated debt due September 27, 2022.

Preliminary Third Quarter Results

Our unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2021 are not yet available. The following selected preliminary unaudited consolidated financial information regarding our performance and financial condition as of and for the three and nine months ended September 30, 2021 is based solely on management’s estimates reflecting preliminary financial information, and remains subject to additional procedures and our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates, which we expect to complete following this offering. These additional procedures could result in material changes to our preliminary estimates during the course of our preparation of our unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2021.

The preliminary information set forth below is not a complete presentation of our financial results as of and for the three and nine months ended September 30, 2021. The following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described in the section entitled “Risk Factors.” See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” The following preliminary financial information should be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those financial statements that are included elsewhere in this prospectus. There are material limitations with making preliminary estimates of our financial results as of and for the three and nine months ended September 30, 2021 and 2020 prior to the completion of our and our auditors’ financial review procedures for such periods. Our independent registered public accounting firm, Whitley Penn LLP, has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information, and as such, does not express an opinion, or any assurance, with respect to this preliminary financial information. The calculations of net interest margin, return on average assets and return on average equity as of and for the three months ended September 30, 2021 and 2020 set forth below represent annualized calculations.

•

Assets. Total assets were $2.08 billion as of September 30, 2021, representing a $68.9 million, or 3.4%, increase compared to $2.01 billion as of June 30, 2021 and a $305.9 million, or 17.2%, increase compared to $1.78 billion as of September 30, 2020. The increase in total assets during the three months ended September 30, 2021 was primarily due to loan growth during the period of $60.7 million.

•

Loans. Total loans were $1.61 billion as of September 30, 2021, representing a $60.7 million, or 3.9%, increase from June 30, 2021 and a $19.1 million, or 1.2%, increase from September 30, 2020. During the three months ended September 30, 2021, the increase was driven by growth of non-PPP related loans totaling $216.1 million, primarily commercial and industrial loans and commercial real estate loans, offset by forgiveness payments received from the SBA for $155.4 million of PPP loans.

•

Allowance for Loan Losses. The allowance for loan losses was $15.6 million at September 30, 2021 as compared to $13.4 million at June 30, 2021 and $10.1 million at September 30, 2020. The increase in allowance for loan losses in the quarter ended September 30, 2021 was primarily due to growth of non-PPP related loans totaling $216.1 million.

•

Deposits. Total deposits were $1.82 billion as of September 30, 2021, representing a $32.7 million, or 1.8%, increase from June 30, 2021 and a $258.0 million, or 16.6%, increase from September 30, 2020.

•

Shareholders’ Equity. Total shareholders’ equity, including ESOP-owned shares, was $206.2 million as of September 30, 2021, compared to $137.8 million as of June 30, 2021 and $118.5 million as of September 30, 2020, due primarily to the private placement of our common stock during the third quarter of 2021, which resulted in aggregate proceeds of approximately $70.5 million, $5.4 million of which was subscribed for during the three months ended June 30, 2021.

•

Book Value and Tangible Book Value per Share. Our book value per share was $22.14 as of September 30, 2021, representing a $1.17 per share, or 5.6%, increase from June 30, 2021 and a $2.75 per share, or 14.2%, increase from December 31, 2020. Our tangible book value per share was $20.06 as of September 30, 2021, representing a $2.05 per share, or 11.4%, increase from June 30, 2021 and a $3.77 per share, or 23.2%, increase from December 31, 2020. Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure for tangible book value per share is book value per share. See “Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a description and reconciliation of tangible book value per share.

•

Net Income. Net income was $2.4 million for the three months ended September 30, 2021, compared to $4.1 million for the three months ended September 30, 2020. The decrease in net income for the three months ended September 30, 2021 compared to September 30, 2020 was primarily due to a provision for loan loss expense of $2.3 million in the three month period ended September 30, 2021 and an increase in salary and benefit expense from the addition of 70 bankers in 2021, offset by a $4.9 million increase in interest and fees on loans.

•

Net Interest Income. Net interest income was $22.0 million for the three months ended September 30, 2021, an increase of $6.3 million, or 40.1%, compared to $15.7 million for the three months ended September 30, 2020. Net interest income was $65.9 million for the nine months ended September 30, 2021, an increase of $17.7 million, or 36.7%, compared to $48.2 million for the nine months ended September 30, 2020.

•

Net Interest Margin. Net interest margin was 4.41% for the three months ended September 30, 2021, compared to 3.61% for the three months ended September 30, 2020. The increase in net interest margin was driven primarily by the reduction in fixed 1% interest rate PPP loans from $496.0 million at September 30, 2020 to $171.3 million at September 30, 2021 due primarily to forgiveness by the SBA of PPP loans.

•

Provision for Loan Losses. There was a $2.3 million provision for loan losses for the three months ended September 30, 2021, compared to no provision for loan losses for the three months ended September 30, 2020. Provision for loan losses was $3.8 million for the nine months ended September 30, 2021, compared to $2.6 million for the nine months ended September 30, 2020. The relatively larger provision for loan losses for the quarter ended September 30, 2021 was primarily due to growth of non-PPP related loans totaling $216.1 million.

•

Noninterest Income. Noninterest income was approximately $964,000 for the three months ended September 30, 2021, an increase of $331,000, or 52.3%, compared to $633,000 for the three months ended September 30, 2020. Noninterest income was $2.8 million for the nine months ended September 30, 2021, an increase of $721,000, or 34.3%, compared to $2.1 million for the nine months ended September 30, 2020.

•

Noninterest Expense. Noninterest expense was $17.6 million for the three months ended September 30, 2021, an increase of $6.5 million, or 58.6%, compared to $11.1 million for the three months ended September 30, 2020. Noninterest expense was $50.9 million for the nine months ended September 30, 2021, an increase of $15.3 million, or 43.0%, compared to $35.6 million for the nine months ended September 30, 2020. The increase in noninterest expense was primarily the result of increased salary and benefit expense related to hiring of employees since September 30, 2020, including the addition of 70 bankers in 2021.

•

Return on Average Assets (“ROAA”). ROAA was 0.46% for the three months ended September 30, 2021, compared to 0.91% for the three months ended September 30, 2020. The decrease in ROAA was driven primarily by the decrease in net income described above and 14.5% growth in average assets.

•

Return on Average Equity (“ROAE”). ROAE was 5.41% for the three months ended September 30, 2021, compared to 14.63% for the three months ended September 30, 2020. The decrease in ROAE was driven primarily by the decrease in net income described above, and the increase in average equity due to the private placement of our common stock in the second and third quarter of 2021.

•

Efficiency Ratio. Our efficiency ratio was 76.8% for the three months ended September 30, 2021, compared to 68.0% for the three months ended September 30, 2020. The increase in efficiency ratio was driven primarily by the increase in noninterest expense for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, offset by the increases in net interest income and noninterest income described above. Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

•

COVID-19 Developments. As of September 30, 2021, we had 576 loans totaling $247.9 million, or 15.4% of total loans, subject to deferral and modification agreements due to COVID-19 whereby certain principal and/or interest payments during a specified period were deferred to the end of each of the loan terms, down from 660 loans totaling $320.3 million, or 20.6% of total loans as of June 30, 2021. As of September 30, 2021, the Company had $176.4 million in CARES Act loans outstanding (including $171.3 million in PPP loans and $5.1 million in MSLP loans) compared to $331.7 million as of June 30, 2021 (including $326.7 million in PPP loans and $5.1 million in MSLP loans). As of September 30, 2021, we had generated $31.5 million in fees through the PPP with $4.5 million in deferred fees yet to be recognized.

Corporate Information

Our principal executive offices are located at 20202 Highway 59 North, Suite 190, Humble, Texas 77338, and our telephone number at that address is (281) 446-7000. Our website is www.tcbssb.com. We expect to make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	3,000,000 shares of our common stock, par value $1.00 per share (or 3,450,000 shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional 450,000 shares within 30 days of the date of this prospectus.

Common stock to be outstanding after this offering	12,313,929 shares (or 12,763,929 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	Assuming an initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and payment of estimated offering expenses payable by us, will be approximately $68.2 million (or approximately $78.7 million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds from this offering to support our continued growth, including organic growth and potential future acquisitions, and for general corporate purposes. See “Use of Proceeds” on page 62 of this prospectus.

Dividend policy	We have not declared or paid any cash dividends on our common stock and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, our financial condition, capital requirements, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our board of directors deems relevant. For additional information, see “Dividend Policy” on page 63 of this prospectus.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares of our common stock offered pursuant to this prospectus for sale to certain of our directors, executive officers, employees, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting” on page 185 of this prospectus.

Nasdaq Global Select Market listing	We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “TCBX.”

Risk factors	Investing in our common stock involves certain risks. See “Risk Factors,” beginning on page 27 of this prospectus, for a discussion of factors that you should carefully consider before investing in our common stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase 450,000 additional shares of our common stock;

•

does not attribute to any director, executive officer or principal shareholder any purchase of shares of our common stock in the offering, including through the directed share program described in “Underwriting—Directed Share Program;”

•

excludes an aggregate of 1,110,174 shares of our common stock issuable upon the exercise of stock options outstanding under the Third Coast Bancshares, Inc. 2013 Stock Option Plan, or the 2013 Plan, the Third Coast Bancshares, Inc. 2017 Director Stock Option Plan (as amended and restated effective January 1, 2021), or the 2017 Plan, and the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan (as amended and restated effective April 15, 2021), or the 2019 Plan, with a weighted average exercise price of $16.59 per share, as of June 30, 2021;

•	excludes 6,000 shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $11.00 per share, as of June 30, 2021;

•	excludes 397,150 shares of common stock reserved for future awards under the 2019 Plan, as of June 30, 2021; and

•	assumes an initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial data (i) as of and for the six months ended June 30, 2021 and 2020, and (ii) as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016. The following selected financial data as of and for the years ended December 31, 2020 and 2019 has been derived from our audited financial statements included elsewhere in this prospectus and the selected financial data as of and for the years ended December 31, 2018, 2017 and 2016 has been derived from our audited financial statements not included in this prospectus. We have derived selected financial data as of June 30, 2020 from our unaudited financial statements not included in this prospectus. Selected financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, has been derived from our unaudited financial statements included elsewhere in this prospectus and has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the applicable period in accordance with generally accepted accounting principles, or GAAP. Our historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Except as indicated by the footnotes below, average balances have been calculated using daily averages.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
Balance Sheet Data:
Cash and cash equivalents	$353,772	$186,362	$203,560	$96,065	$134,899	$53,099	$71,587
Securities available for sale	25,991	3,635	25,595	536	841	971	1,130
Gross loans	1,551,722	1,577,395	1,556,092	808,606	688,359	600,028	450,623
Allowance for loan losses	(13,394)	(10,088)	(11,979)	(8,123)	(6,927)	(5,460)	(4,597)
Total assets	2,013,300	1,829,842	1,867,293	928,337	845,983	672,729	538,435
Total deposits	1,783,268	1,626,356	1,633,831	807,258	734,698	576,880	468,628
Borrowings	83,500	79,625	103,875	60,375	53,875	45,000	30,000
Total liabilities	1,875,479	1,715,809	1,745,576	871,032	791,531	623,901	500,537
Total shareholders’ equity(1)	137,821	114,033	121,718	57,304	54,452	48,828	37,898
Tangible common equity(2)	118,414	94,835	102,230	57,304	54,452	48,828	37,898
Income Statement Data:
Interest income	$49,556	$40,145	$82,241	$49,925	$41,757	$31,448	$22,763
Interest expense	5,625	7,634	14,360	15,974	11,302	5,158	2,973

Net interest income	43,931	32,551	67,881	33,951	30,455	26,290	19,790
Provision for loan losses	1,500	2,550	7,550	1,625	1,500	1,613	1,200

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
Net interest income after provision for loan losses	$42,431	$29,961	$60,331	$32,326	$28,955	$24,677	$18,590
Noninterest income	1,860	1,470	2,682	1,217	2,159	1,583	3,640
Noninterest expense	33,298	24,536	47,403	30,310	26,244	21,489	17,207

Income before income tax	10,993	6,895	15,610	3,233	4,870	4,771	5,023
Provision for income tax	2,308	1,448	3,495	852	866	2,322	1,713

Net income	8,685	5,447	12,115	2,381	4,004	2,449	3,310
Dividends on preferred stock	—	—	—	—	—	—	9

Net income allocable to common shareholders	$8,685	$5,447	$12,115	$2,381	$4,004	$2,449	$3,301

Share and Per Share Data:
Earnings per share—basic	$1.38	0.88	$1.94	$0.62	$1.06	$0.75	$1.06
Earnings per share—diluted	1.35	0.86	1.91	0.60	1.03	0.73	1.04
Book value per share(3)	20.97	18.31	19.39	14.88	14.23	13.23	11.98
Tangible book value per share(4)	18.01	15.23	16.29	14.88	14.23	13.23	11.98
Weighted average common shares outstanding— basic	6,310,515	6,224,530	6,232,115	3,846,727	3,794,397	3,251,622	3,112,904
Weighted average common shares outstanding—diluted	6,450,428	6,325,662	6,329,760	3,939,288	3,887,308	3,351,520	3,180,068
Common shares outstanding at period end	6,573,684	6,228,649	6,276,759	3,852,071	3,827,528	3,690,038	3,163,238
Performance Ratios:
Return on average assets (ROAA)(5)(6)	0.88%	0.73%	0.73%	0.27%	0.52%	0.40%	0.73%
Return on average shareholders’ equity (ROAE)(5)(6)	14.09%	9.97%	10.74%	4.22%	7.67%	5.96%	8.95%
Net interest margin (NIM)(6)	4.67%	4.55%	4.24%	4.08%	4.36%	4.81%	4.91%

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
Efficiency ratio(7)	72.72%	72.21%	67.18%	86.19%	80.47%	77.10%	73.44%
Credit Quality Ratios:
Nonperforming assets to total assets	0.64%	0.80%	0.84%	0.69%	0.89%	0.96%	0.58%
Nonperforming loans to total loans plus other real estate owned	0.73%	0.80%	0.80%	0.57%	0.79%	0.95%	0.42%
Allowance for loan losses to nonperforming loans	118.89%	79.89%	96.57%	176.59%	126.80%	95.74%	245.70%
Allowance for loan losses to total loans	0.86%	0.64%	0.77%	1.00%	1.01%	0.91%	1.02%
Net charge-offs (recoveries) to average loans	0.01%	0.05%	0.26%	0.06%	0.01%	0.14%	0.11%
Capital Ratios (at period end)(8):
Company:
Total shareholders’ equity to total assets	6.85%	6.23%	6.52%	6.17%	6.44%	7.26%	7.04%
Tangible common equity to tangible assets(9)	5.94%	5.24%	5.53%	6.17%	6.44%	7.26%	7.04%
Bank:
Tier 1 leverage ratio	9.17%	7.22%	9.70%	8.92%	9.06%	9.39%	9.41%
Tier 1 common capital ratio	11.24%	11.70%	11.51%	10.83%	11.12%	10.36%	10.50%
Tier 1 risk-based capital ratio	11.24%	11.70%	11.51%	10.83%	11.12%	10.36%	10.50%
Total risk-based capital ratio	12.32%	12.64%	12.54%	11.89%	12.13%	11.26%	11.52%

(1)

Includes $1.9 million and $997 thousand of ESOP-owned shares as of June 30, 2021 and 2020, respectively, and $1.3 million, $783 thousand, and $326 thousand of ESOP-owned shares as of December 31, 2020, 2019 and 2018, respectively. No ESOP-owned shares are included in shareholders’ equity for years prior to 2018.

(2)

Tangible common equity is a non-GAAP financial measure. We calculate tangible common equity as total shareholders’ equity, including ESOP-owned shares, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

(3)

We calculate book value per share as total shareholders’ equity, including ESOP-owned shares, at the end of the relevant period, less preferred stock (liquidation preference), divided by the outstanding number of shares of our common stock at the end of the relevant period.

(4)

Tangible book value per share is a non-GAAP financial measure. We calculate tangible book value per share as total shareholders’ equity, including ESOP-owned shares, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

(5)

Utilizes month-to-date averages for the year ended December 31, 2016 and daily averages for the six month periods ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019, 2018 and 2017.

(6)	The ratio calculations as of and for the six months ended June 30, 2021 and 2020 represent annualized calculations.
(7)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(8)	Capital ratios are calculated in accordance with regulatory guidance and include ESOP-owned shares in common equity.
(9)

Tangible common equity to tangible assets is a non-GAAP financial measure. We calculate tangible common equity to tangible assets as tangible common equity, including ESOP-owned shares, divided by total assets less goodwill and other intangible assets, net of accumulated amortization. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Common Equity. We calculate tangible common equity as total shareholders’ equity, including ESOP-owned shares, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period. The most directly comparable GAAP financial measure for tangible common equity is total shareholders’ equity.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity.

Tangible Book Value Per Share. We calculate tangible book value per share as tangible common equity divided by shares of common stock outstanding at the end of the relevant period. The most directly comparable GAAP financial measure for tangible book value per share is book value per share.

We believe that the tangible book value per share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and presents tangible book value per share compared to book value per share:

	As of September 30,(2)	As of June 30,		As of December 31,
(Dollars in thousands, except share and per share data)	2021	2021	2020	2020	2019	2018	2017	2016
Tangible Common Equity:
Total shareholders’ equity(1)	$206,202	$137,821	$114,033	$121,718	$57,304	$54,452	$48,828	$37,898
Less:
Preferred stock	—	—	—	—	—	—	—	—
Goodwill	18,034	18,034	17,664	18,034	—	—	—	—
Other intangibles	1,332	1,373	1,534	1,454	—	—	—	—

Tangible common equity	$186,836	$118,414	$94,835	$102,230	$57,304	$54,452	$48,828	$37,898

Common shares outstanding at period end	9,313,929	6,573,684	6,228,649	6,276,759	3,852,071	3,827,528	3,690,038	3,163,238
Book value per share	$22.14	$20.97	$18.31	$19.39	$14.88	$14.23	$13.23	$11.98
Tangible Book Value Per Share	$20.06	$18.01	$15.23	$16.29	$14.88	$14.23	$13.23	$11.98

(1)

Includes $2.1 million, $1.9 million and $997 thousand of ESOP-owned shares as of September 30, 2021 and June 30, 2021 and 2020, respectively, and $1.3 million, $783 thousand, and $326 thousand of ESOP-owned shares as of December 31, 2020, 2019 and 2018, respectively. No ESOP-owned shares are included in shareholders’ equity for years prior to 2018.

(2)

Financial information as of September 30, 2021 is preliminary and subject to potential future adjustment. See “Prospectus Summary—Recent Developments—Preliminary Third Quarter Results” for more information concerning the preliminary nature of this financial information.

Tangible Common Equity to Tangible Assets. We calculate (1) tangible common equity as total shareholders’ equity, including ESOP-owned shares, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period, and (2) tangible assets as total assets, less goodwill and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity is total shareholders’ equity, the most directly comparable GAAP financial measure for tangible assets is total assets, and the most directly comparable GAAP financial measure for tangible common equity to tangible assets is total shareholders’ equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders’ equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets, and presents total shareholders’ equity to total assets compared to tangible common equity to tangible assets:

	As of June 30,		As of December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Tangible common equity:
Total shareholders’ equity(1)	$137,821	$114,033	$121,718	$57,304	$54,452	$48,828	$37,898
Less:
Preferred stock	—	—	—	—	—	—	—
Goodwill	18,034	17,664	18,034	—	—	—	—
Other intangibles	1,373	1,534	1,454	—	—	—	—

Tangible common equity	$118,414	$94,835	$102,230	$57,304	$54,452	$48,828	$37,898

Tangible assets
Total assets	$2,013,300	$1,829,842	$1,867,293	$928,337	$845,983	$672,729	$538,435
Adjustments
Goodwill	18,034	17,664	18,034	—	—	—	—
Other intangibles	1,373	1,534	1,454	—	—	—	—

Tangible assets	$1,993,893	$1,810,644	$1,847,805	$928,337	$845,983	$672,729	$538,435

Total Shareholders’ Equity to Total Assets	6.85%	6.23%	6.52%	6.17%	6.44%	7.26%	7.04%
Tangible Common Equity to Tangible Assets	5.94%	5.24%	5.53%	6.17%	6.44%	7.26%	7.04%

(1)

Includes $1.9 million and $997 thousand of ESOP-owned shares as of June 30, 2021 and 2020, respectively, and $1.3 million, $783 thousand, and $326 thousand of ESOP-owned shares as of December 31, 2020, 2019 and 2018, respectively. No ESOP-owned shares are included in shareholders’ equity for years prior to 2018.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, reputation, financial condition, results of operations, revenue and future prospects. These risks are discussed more fully in the section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to the COVID-19 Pandemic

•	The ongoing COVID-19 pandemic could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Business and Operations

•	We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

•	The withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

•	We may not be able to grow or maintain our deposit base, which could adversely impact our funding costs.

•	We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

•	We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.

•	The unexpected loss of executive management team and other key employees could adversely affect us.

•	Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

•	The amount of nonperforming and classified assets may increase significantly, resulting in additional losses and costs and expenses.

•	Our largest loan relationships currently make up a material percentage of our total loan portfolio.

•	We participate in the small business loan program under the CARES Act, which may further expose us to credit losses from borrowers under such programs.

•	We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

•	The borrowing needs of our clients may increase, especially in a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

•	We face strong competition from financial services companies and other companies that offer banking services.

•	Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

•	We may not be able to overcome the integration and other risks associated with acquisitions, which could have a material adverse effect on our ability to implement our business strategy.

•	The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

Risks Related to the Economy and Our Industry

•	Adverse economic conditions in our primary geographic markets could negatively impact our operations and customers.

•	Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers.

•	We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

Risks Related to Cybersecurity, Third-Parties and Technology

•	System failures, interruptions or data breaches involving third party information technology and telecommunication systems we rely on could adversely affect our operations and financial condition.

•	The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our business and operations, as well as cause legal or reputational harm.

•	We may face difficulties with respect to the effective availability and implementation of continually necessary technological changes.

Risks Related to the Regulation of Our Industry

•	We operate in a highly regulated environment and the laws and regulations that govern us, or changes in them, or our failure to comply with them, could adversely affect us.

•	Our failure to comply with any supervisory actions to which we are or become subject as a result of any federal banking agency examination could adversely affect us.

Risks Related to an Investment in Our Common Stock

•	There is currently no regular market for our common stock and an active, liquid market for our common stock may not develop or be sustained upon completion of this offering.

•	The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

•	The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

•	Our use of the net proceeds from this offering based on our wide discretion may not yield a favorable return on your investment.

•	We may incur additional debt or issue new debt securities, which may cause the market price of our common stock to decline.

•	We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

•	An investment in our common stock is not an insured deposit and is subject to risk of loss.

•	We have pledged all of the stock of the Bank as collateral for a loan and if the lender forecloses, you could lose your investment.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks could have a material adverse effect on our business, reputation, financial condition, results of operations, revenue and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the COVID-19 Pandemic

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations and financial condition, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the pandemic has significantly increased economic uncertainty and reduced economic activity. The pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. The United States government has taken steps to attempt to mitigate some of the more severe anticipated economic effects of the virus, including the passage of the CARES Act in 2020, the PPP that was part of the CARES Act, the American Rescue Plan Act of 2021, and the rollout of vaccinations for the virus. However, there can be no assurance that such steps will be as effective as intended or achieve their desired results in a timely fashion.

The pandemic has adversely impacted, and is likely to further adversely impact, our workforce and operations and the operations of our borrowers, customers and business partners. In particular, we may experience financial losses due to a number of operational factors impacting us or our borrowers, customers or business partners, including but not limited to:

•

credit losses resulting from financial stress being experienced by our borrowers as a result of the pandemic and related governmental actions (including risks related to the PPP under the CARES Act and related credit risks resulting from PPP lending due to forbearance or failure of customers to qualify for loan forgiveness);

•	increased bankruptcies being experienced by the carrier, freight broker and shipper clients serviced by our commercial finance operations;

•	declines in collateral values;

•	declines in oil and gas prices and disruptions in the oil and gas industry;

•	third-party disruptions, including outages at network providers and other suppliers;

•	increased cyber and payment fraud risk, as cybercriminals attempt to profit from the disruption, given increased online and remote activity; and

•	operational failures due to changes in our normal business practices necessitated by the pandemic and related governmental actions.

These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition even after the COVID-19 pandemic has subsided.

The spread of COVID-19 has caused us to modify our business practices (including restricting employee travel, and developing work from home and social distancing plans for our employees), and we may take further actions as may be required by government authorities or as we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or will otherwise be satisfactory to government authorities.

The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the rollout and effectiveness of vaccination programs for the virus, the impact of COVID-19 variants, the timing and extent of the economic recovery, the permanence of certain operating conditions that emerged during the pandemic and long-term changes in the industries in which our customers operate. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts to our business as a result of the virus’s global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that has occurred or may occur in the future.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations and heighten many of our known risks described herein.

Risks Related to Our Business and Operations

We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

Changes in interest rates could have an adverse effect on our net interest income and could have a material adverse effect on our business, financial condition and results of operations. Many factors outside our control impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic conditions and volatility and instability in domestic and foreign financial markets.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income. Different types of assets and liabilities may react differently and at different times to market rate changes. We may periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates can adversely impact the ability of borrowers to pay the principal or interest on loans, and may lead to an increase in loans on nonaccrual status and a reduction of interest income recognized. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense.

In a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. If short-term interest rates remain at low levels for a prolonged period and longer-term interest rates fall, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem.

Interest rate increases may also reduce the demand for loans and increase competition for deposits. Changes in interest rates also can affect the value of loans, securities and other assets.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

As of June 30, 2021, our fifteen largest depositors (including related entities, but excluding brokered deposits) accounted for $535.4 million in deposits, or approximately 30.0% of our total deposits. Further, our brokered deposit account balance was $230.0 million, or approximately 12.9% of our total deposits, as of June 30, 2021, and $208.9 million, or 11.7% of our total deposits, was through one brokered deposit relationship as of June 30, 2021. Several of our large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposits could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to grow or maintain our deposit base, which could adversely impact our funding costs.

Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. In addition, from time to time, we borrow from the Federal Home Loan Bank of Dallas, or FHLB. Our future growth will largely depend on our ability to grow and maintain our deposit base, which we may not be able to achieve. As of June 30, 2021, we had a loan to deposit ratio of 87.0%. The account and deposit balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any loss of funds could result in lower loan originations, which could materially negatively impact our growth strategy and results of operations.

We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank’s banking location network, or de novo branching. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking locations and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, which could have a material adverse effect on our business, financial condition and results of operations.

Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking locations and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small-to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of June 30, 2021, our allowance for loan losses totaled $13.4 million, which represents approximately 0.9% of our total loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of our loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses.

Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced or than we anticipate. We may be required to make additional provisions for loan losses to further supplement our allowance for loan losses, due either to our management’s decision or as a regulatory requirement. In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs, which could have a material adverse effect on our business, financial condition, and results of operations.

Finally, the measure of our allowance for loan losses will be subject to new accounting standards. The Financial Accounting Standards Board, or FASB, has adopted a new accounting standard that will be effective for us, as a smaller reporting company, for fiscal years beginning after December 15, 2022. This new standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which will likely require us to increase our allowance for loan losses. CECL will also greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. The CECL model likely will create more volatility in the level of our allowance for loan losses after it becomes applicable to us. Any increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses could adversely affect our business, financial condition, and results of operations.

The amount of nonperforming and classified assets may increase significantly, resulting in additional losses and costs and expenses that will negatively affect our operations and financial condition.

Our nonperforming assets include nonperforming loans and assets acquired through foreclosure. Nonperforming loans include nonaccrual loans, loans past due 90 days or more, and loans renegotiated or restructured because of a debtor’s financial difficulties. Loans are generally placed on nonaccrual status if any of the following events occur: (a) the classification of a loan as nonaccrual internally or by regulatory examiners; (b) delinquency on principal for 90 days or more unless we are in the process of collection; (c) a balance remains after repossession of collateral; (d) notification of bankruptcy; or (e) we determine that nonaccrual status is appropriate. At June 30, 2021, we had $13.0 million of nonperforming assets, or 0.64% of total assets.

Should the amount of nonperforming assets or classified assets increase in the future, we may incur losses and the costs and expenses to maintain such assets can be expected to increase and potentially negatively affect earnings. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate considering the ensuing risk profile. An additional increase in losses due to such assets could have a material adverse effect on our business, financial condition and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other real estate owned, or OREO, or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.

The small- to medium-sized businesses that we lend to may have fewer resources to endure adverse business developments, which may impair our borrowers’ ability to repay loans.

We focus our business development and marketing strategy primarily on small- to medium-sized businesses. Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.

A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, which we refer to generally as commercial and industrial loans, and the deterioration in value of which could expose us to credit losses.

As of June 30, 2021, commercial and industrial loans represented approximately $612.3 million, or 39.4%, of our gross loans. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate; thus exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be in industries which are particularly sensitive to commodity prices or market fluctuations, such as energy and real estate prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions or adverse weather events in the markets in which our commercial and industrial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

Our commercial real estate and real estate construction and development loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

As of June 30, 2021, approximately $647.8 million, or 41.8%, of our gross loans were nonresidential real estate loans (including owner-occupied commercial real estate loans) and approximately $80.4 million, or 5.2%, of our total loans were construction and development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. Owner-occupied commercial real estate is generally less dependent upon income generated directly from the property but still carries risks from the successful operation of the underlying business or adverse economic conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner occupied commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations.

Construction and development loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction and development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor, if any, to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of June 30, 2021, approximately $902.5 million, or 58.2%, of our gross loans were loans with real estate as a primary or secondary component of collateral. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets or in Texas generally could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our business, financial condition and results of operations. In addition, adverse weather events, including hurricanes and flooding, can cause damages to the property pledged as collateral on loans, which could result in additional losses upon a foreclosure.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

As of June 30, 2021, our ten largest loan relationships (including related entities) totaled approximately $140.3 million in loans, or 9.0% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations. As of June 30, 2021, we held $1.7 million of OREO and no repossessed property and equipment.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, and consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of June 30, 2021, we held approximately $1.7 million in OREO. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to general or local economic condition, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law, including initiatives or changes implemented in response to the COVID-19 pandemic, may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. While Texas foreclosure laws have historically been favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that Texas will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such cost barriers could have a material adverse effect on our business, financial condition and results of operation.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government and our status as a participant in the SBA’s Preferred Lenders Program, and we face specific risks associated with SBA loans.

We participate in the SBA’s Preferred Lenders Program. As an SBA Preferred Lender, we are able to provide our clients with access to SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of our Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, which could adversely affect our business, financial condition and results of operations.

We have not typically sold the guaranteed portion of our SBA 7(a) loans in the secondary market in recent years. If we sell the guaranteed portion of our SBA 7(a) loans, we will incur credit risk on the unguaranteed portion of the loans, and if a customer defaults on the unguaranteed portion of a loan, we would share any loss and recovery related to the loan pro-rata with the SBA.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably. In addition, the aggregate amount of SBA 7(a) and 504 loan guarantees by the SBA must be approved each fiscal year by the federal government. We cannot predict the amount of SBA 7(a) loan guarantees in any given fiscal year. If the federal government were to reduce the amount of SBA loan guarantees, such reduction could adversely impact our SBA lending program.

The SBA may not honor its guarantees if we do not originate loans in compliance with SBA guidelines.

As of June 30, 2021, SBA 7(a) loans (excluding PPP loans) of $63.2 million comprised 4.1% of our loan portfolio. SBA lending programs typically guarantee 75% of the principal on an underlying loan. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us notwithstanding that a portion of the loan was guaranteed by the SBA, which could adversely affect our business, financial condition and results of operations. While we follow the SBA’s underwriting guidelines, our ability to do so depends on the knowledge and diligence of our employees and the effectiveness of controls we have established. If our employees do not follow the SBA guidelines in originating loans and if our loan review and audit programs fail to identify and rectify such failures, the SBA may reduce or, in some cases, refuse to honor its guarantee obligations and we may incur losses as a result.

We participate in the small business loan program under the CARES Act, which may further expose us to credit losses from borrowers under such programs.

Among other components, the CARES Act provides for payment forbearance on mortgages or loans to borrowers experiencing a hardship during the COVID-19 pandemic. We have offered deferral and forbearance plans and have participated in the PPP under the CARES Act by making loans to small businesses consistent with the CARES Act that are fully guaranteed by the SBA. Various governmental programs such as the PPP are complex and our participation may lead to additional litigation and governmental, regulatory and third-party scrutiny, negative publicity and damage to our reputation. In addition, participation in the PPP as a lender may adversely affect our revenue and results of operations depending on the timing and amount of forgiveness, if any, to which borrowers will be entitled and we are subject to the risk of PPP fraud cases. PPP loans are fixed, low interest rate loans, and if the borrower under the PPP loan fails to qualify for loan forgiveness, we are at the heightened risk of holding these loans at unfavorable interest rates as compared to the loans to clients that we would have otherwise extended credit.

We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guarantee, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.

Our auto finance portfolio exposes us to increased credit risks.

At June 30, 2021, our auto finance portfolio (excluding floor plan loans and indirect auto loans included in commercial and industrial loans) consisted of $32.1 million, or 2.0% of our loans held for investment. We originate these auto loans and leases through our indirect lending department to individuals who live in our market areas. The leases are made through well-known third party leasing companies and underwriting and approval is performed by the indirect lending department in accordance with our policies. We serve customers that cover a range of creditworthiness and the required terms and rates are reflective of those risk profiles. Auto loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted auto loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Auto loan collections depend on the borrower’s continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank channels, namely automobile dealers.

We also originate automobile dealer floor plan loans for both new and used automobiles. Floor plan loans are inherently risky as they are collateralized by the automobiles that are being sold, and can depreciate rapidly. We monitor floor plan loans closely to ensure that funds are received to paydown the loan as automobiles are sold, and require periodic curtailments if the automobiles stay on the line for an extended period of time. Periodic independent third party inspections are required to ensure that the automobiles securing the loan are maintained on the lot and in saleable condition. At June 30, 2021, outstanding floor plan loans were $787 thousand which are included in commercial and industrial loans.

Our commercial finance clients, particularly with respect to our commercial finance and asset-based lending product lines, may lack the operating history, cash flows or balance sheet necessary to support other financing options and may expose us to additional credit risk, especially if our additional controls for such products are ineffective in mitigating such additional risks.

A significant portion of our loan portfolio consists of commercial finance products. Some of these commercial finance products, particularly asset-based loans and our factored receivables (which totaled $28.4 million, or 1.8% of loans, as of June 30, 2021), arise out of relationships with clients who lack the operating history, cash flows or balance sheet necessary to qualify for more traditional bank financing options. We attempt to control for the additional credit risk in these relationships through credit management processes employed in connection with these transactions. However, if such controls are ineffective in controlling this additional risk or if we fail to follow the procedures we have established for managing this additional risk, we could be exposed to additional losses with respect to such product lines that could have an adverse effect on our business, financial condition and results of operations.

Our asset-based lending and commercial finance products may expose us to an increased risk of fraud.

We rely on the structural features embedded in our asset-based lending and commercial finance products to mitigate the credit risk associated with such products. With respect to our asset-based loans, we limit our lending to a percentage of the customer’s borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. With respect to our commercial finance products, we purchase the underlying invoices of our customers and become the direct payee under such invoices, thus transferring the credit risk in such transactions from our customers to the underlying account debtors on such invoices. In the event one or more of our customers fraudulently represents the existence or valuation of borrowing base assets in the case of an asset-based loan, or the existence or validity of an invoice we purchase in the case of a commercial finance transaction, we may advance more funds to such customer than we otherwise would and lose the benefit of the structural protections of our products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans or commercial finance products. Although we believe we have controls in place to monitor and detect fraud with respect to our asset-based lending and commercial finance products, there is no guarantee such controls will be effective. Losses from such fraudulent activity could have a material impact on our business, financial condition and results of operations.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we will be required to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports, impair our access to the capital markets, and cause the price of our common stock to decline and subject us to regulatory penalties.

We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR) submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements can be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress testing in the future, adverse regulatory scrutiny. Further, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

We have pledged all of the stock of the Bank as collateral for a loan and if the lender forecloses, you could lose your investment.

We have pledged all of the stock of the Bank as collateral for our senior debt. As of June 30, 2021, the loan had a balance of approximately $20.5 million, which was subsequently paid down to $1.0 million through a portion of the proceeds of our private placement. If we were to default, the lender could foreclose on the Bank’s stock and we would lose our principal asset. In that event, if the value of the Bank’s stock is less than the amount of the indebtedness, you could lose the entire amount of your investment.

A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. We require sufficient liquidity to meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. As of June 30, 2021, approximately $1.44 billion, or 80.7%, of our total deposits were noninterest-bearing deposits, negotiable order of withdrawal, or NOW, savings and money market accounts. Historically our savings, money market deposit accounts, NOW and demand accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes. As a result, there could be significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.

As of June 30, 2021, the $344.6 million remaining balance of deposits consisted of certificates of deposit, of which $318.9 million, or 17.9% of our total deposits, were due to mature within one year. Historically, a majority of our certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. These customers are, however, interest-rate conscious and may move funds into higher-yielding investment alternatives. If customers transfer money out of the Bank’s deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by our ability to borrow from the FHLB. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in the Texas economy or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Board of Governors of the Federal Reserve System, or the Federal Reserve. We may not be able to obtain capital on acceptable terms—or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our Bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may increase, especially in a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of June 30, 2021, we had $209.8 million in unfunded credit commitments and standby letters of credit to our clients. Actual borrowing needs of our clients may exceed our expectations, especially in a challenging economic environment when our clients’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business and Operations—A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.”

We face strong competition from financial services companies and other companies that offer banking services.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered outside of our markets and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and mobile devices and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry has experienced rapid changes in technology, and, as a result, our future success may depend in part on our ability to address our customers’ needs by using technology. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks can also lead to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

Many of our nonbank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

Our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.

We may not be able to overcome the integration and other risks associated with acquisitions, which could have a material adverse effect on our ability to implement our business strategy.

Although we plan to continue to grow our business organically and through de novo branching, we also intend to pursue acquisition opportunities that we believe will be accretive to our earnings per share, enhance our existing market presence, expand our markets of operation or strengthen our balance sheet, with an emphasis on the acquisition of banks with a strong deposit franchise and high-quality funding profiles to augment our core deposit base. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•	intense competition from other banking organizations and other acquirers for potential target companies;

•	market pricing for desirable acquisitions resulting in returns that are less attractive than we have traditionally sought to achieve;

•

incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	failure to achieve expected revenues, earnings or synergies from an acquisition;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including compliance and regulatory issues;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations and the failure to achieve expected cost savings;

•	losing key employees and customers;

•	reputational issues if the target’s management does not align with our culture and values;

•	significant problems relating to the conversion of the financial and customer data of the target;

•	integration of acquired customers into our financial and customer product systems;

•	risks of impairment to goodwill and other acquired assets; or

•	regulatory timeframes for review of applications, which may limit the number and frequency of transactions we may be able to consummate.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards.

From time to time the FASB or the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new accounting and reporting standards or change existing accounting and reporting standards. For example, in June 2016, the FASB issued revised guidance for impairments on financial instruments which requires the use of CECL models which might increase our allowance for loan losses for fiscal years beginning after December 15, 2022. For more information, see “Risk Factors—Risks Related to Our Business and Operations—Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.” In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new standard, revise an existing standard or change the application of an existing standard in such a way that financial statements for periods previously reported are revised. Such changes could materially change our financial statements and related disclosures and, depending on the nature of the revision, could cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

Because we are a financial institution, employee errors and employee or customer misconduct could subject us in particular to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information each of which can be particularly damaging for financial institutions. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.

We depend on the accuracy and completeness of information provided to us by our borrowers and counterparties and any misrepresented or fraudulent information could adversely affect our business, results of operations and financial condition.

In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented or fraudulent and such misrepresentation or fraud is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation or fraud. Our controls and processes may not have detected, or may not detect all, misrepresented or fraudulent information in our loan originations or from our business clients. Any such misrepresented or fraudulent information could adversely affect our business, financial condition and results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary formed for such purpose. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property in addition to other litigation in the ordinary course of business.

Banking and other financial services companies, such as our Company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.

In addition to litigation relating to intellectual property, we are regularly involved in litigation matters in the ordinary course of business. While we believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects, we may be unable to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Economy and Our Industry

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our primary markets of the Greater Houston market, Dallas-Fort Worth market, and Austin-San Antonio market, and adverse economic conditions in these markets could negatively impact our operations and customers.

Our business, financial condition and results of operations are affected by changes in the economic conditions of our primary markets of the Greater Houston market, Dallas-Fort Worth market, and Austin-San Antonio market. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in our primary markets. Economic conditions within our primary markets, and the state of Texas in general, are influenced by, among other things, real estate prices and commodity prices, including the price of oil and gas specifically. Although our customers’ business and financial interests may extend well beyond our primary markets, adverse conditions that affect our primary markets could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary markets, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets.

Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our business is generated from the Greater Houston market, which is susceptible to damage by hurricanes, such as Hurricane Harvey, which struck the Greater Houston market in 2017, and Hurricane Laura, which struck the Greater Houston market in 2020. We are also subject to tornadoes, floods, droughts and other natural disasters and adverse weather. In addition to natural disasters, man-made events, such as acts of terror and governmental response to acts of terror, malfunction of the electronic grid and other infrastructure breakdowns, could adversely affect economic conditions in our primary markets. These catastrophic events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of a catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially after events such as hurricanes, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a catastrophic event. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition and results of operations.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we invest a significant majority of our total assets in loans and currently invest a small portion of our total assets in investment securities, we may in the future invest a larger portion of our assets in investment securities with the objective of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Although we have not recognized other-than-temporary impairment related to our investment portfolio as of June 30, 2021, changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, among other factors, may cause us to recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Market conditions and economic trends may adversely affect the banking industry and could adversely affect our business, financial condition and results of operations in the future.

Market conditions and economic trends nationally and locally, such as uncertain regulatory conditions, real estate and commodity prices, and changing interest rates could adversely impact our business, financial condition and results of operations. We have direct exposure to the real estate markets in Texas and thus are impacted by declines in real estate values. In addition, while we have limited direct exposure to the oil and gas industry, the economy of the state of Texas is influenced by and financial institutions may be negatively affected by, among other things, volatility in the real estate and oil and gas industries. Our markets are also susceptible to hurricanes and other natural disasters and adverse weather conditions.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio is made more complex by market and economic conditions. A national economic downturn or deterioration of conditions in our markets could adversely affect our borrowers and cause losses beyond those that are provided for in our allowance for loan losses and lead to the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power and repayment ability.

Risks Related to Cybersecurity, Third-Parties and Technology

We depend on our information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems including with third-party servicers and financial intermediaries. We outsource many of our major systems. Specifically, we rely on third parties for certain services, including, but not limited to, core systems processing, website hosting, internet services, monitoring our network and other processing services. The failure of these systems, a cyber security breach involving any of our third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.

As a result, if these third-party service providers experience difficulties, are subject to cyber security breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

In addition, the Bank’s primary federal regulator, the Federal Reserve, has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the Federal Reserve, have recently issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cyber security breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.

The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our clients, or third parties with whom we interact and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. Our industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks within the financial services industry, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis.

Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. All of these factors increase our risks related to cyber-threats and electronic disruptions.

In addition to well-known risks related to fraudulent activity, which take many forms, such as check “kiting” or fraud, wire fraud, and other dishonest acts, information security breaches and cybersecurity-related incidents have become a material risk in the financial services industry. These threats may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, electronic identity theft, “phishing”, account takeover, denial or degradation of service attacks, and malware or other cyber-attacks. These electronic viruses or malicious code are typically designed to, among other things:

•	obtain unauthorized access to confidential information belonging to us or our clients and customers;

•	manipulate or destroy data;

•	disrupt, sabotage or degrade service on a financial institution’s systems; and

•	steal money.

In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and their employees or other third-parties, and subjecting those agencies and corporations to potential fraudulent activity and their clients and other third-parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients and customers for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

Unfortunately, it is not always possible to anticipate, detect or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur because of the following, among other reasons:

•	the proliferation of new technologies, and the use of the Internet and telecommunications technologies to conduct financial transactions;

•

these threats arise from numerous sources, not all of which are in our control, including among others human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;

•	the techniques used in cyber-attacks change frequently and may not be recognized until launched or until well after the breach has occurred;

•

the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;

•

the vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers or other users of our systems; and

•

our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

As is the case with non-electronic fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Although we have not experienced any material fraudulent activity, breaches of our information security or cybersecurity attacks, a successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers’ and/or third parties’ computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

We have a continuing need for technological change and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost effective basis.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost effective basis systems that will enable us to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

The ongoing implementation of the Dodd-Frank Act could adversely affect our business, financial condition, and results of operations.

On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect our business, financial condition and results of operations.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the Texas Department of Savings and Mortgage Lending, or the TDSML, and the Federal Reserve periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.

As a result of the Dodd-Frank Act and associated rulemaking, we have become subject to more stringent capital requirements.

On July 2, 2013, the Federal Reserve, and on July 9, 2013, the Federal Deposit Insurance Corporation, or the FDIC, and the Office of the Comptroller of the Currency, or the OCC, adopted a final rule that implements the Basel III changes to the international regulatory capital framework and revises the U.S. risk-based and leverage capital requirements for U.S. banking organizations to strengthen identified areas of weakness in capital rules and to address relevant provisions of the Dodd-Frank Act. The final rule established a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The final rule increased capital ratios for all banking organizations and introduced a “capital conservation buffer” which is in addition to each capital ratio. If a banking organization fails to exceed its capital conservation buffer, it may be restricted in its ability to pay dividends and discretionary bonus payments to its executive officers. The final rule assigned a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also required unrealized gains and losses on certain “available for sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out is exercised. We exercised this opt-out right in our March 31, 2015 quarterly financial filing. As of June 30, 2021, we met all of these new requirements, including the full capital conservation buffer.

Although we currently cannot predict the specific impact and long-term effects that the Dodd-Frank Act, Basel III and associated rulemaking will have on our Company and the banking industry more generally, the Company will be required to maintain higher regulatory capital levels which could impact our operations, net income and ability to grow. Furthermore, the Company’s failure to comply with current or future minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses, and expansion of the Bank’s banking location network, or de novo branching. Generally, we must receive federal and state regulatory approvals before we can acquire a depository institution or related business insured by the FDIC, or before we open a de novo branch. In determining whether to approve a proposed acquisition, banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act, or CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our operations and financial condition.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations and financial condition.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control, or OFAC.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, or CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. In recent years there has been an increase in the frequency of enforcement actions brought by federal banking regulators, such as the CFPB, dealing with consumer compliance matters such as indirect auto lending, fair lending, account fees, loan servicing and other products and services provided to customers. The ongoing broad rulemaking and enforcement powers of the CFPB have the potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have a material adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.

A successful regulatory challenge to an institution’s performance under the CRA, fair lending laws or regulations, or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with economic and trade sanctions or with applicable anti-corruption laws could have a material adverse effect on our business, financial condition and results of operations.

OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. We are responsible for, among other things, blocking accounts of, and transactions with, such persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Through our Company and the Bank, and our agents and employees, we are subject to the Foreign Corrupt Practices Act, or the FCPA, which prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise gain an unfair business advantage. The Company is also subject to applicable anti-corruption laws in the jurisdictions in which it may operate. The Company has implemented policies, procedures, and internal controls that are designed to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA. Failure to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA, could have serious legal and reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service most of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities, as well as various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities, including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operations could be adversely affected.

In addition, we have sold loans to third parties. In connection with these sales, we make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

The Federal Reserve may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing by us in order to make the required capital injection becomes more difficult and expensive and will adversely impact our financial condition, results of operations, or future prospects.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Our common stock is not currently traded on an established public trading market. As a result, there is no regular market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•

publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors or us, including the perception that investment in Texas is unattractive or less attractive during periods of low oil prices;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our first amended and restated certificate of formation authorizes us to issue up to 50,000,000 shares of our common stock, 12,313,929 of which will be outstanding following the completion of this offering (or 12,763,929 shares if the underwriters exercise in full their over-allotment option). All 3,000,000 of the shares of common stock sold in this offering (or 3,450,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible for Future Sale.” The remaining 9,313,929 outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 1,507,324 shares of common stock issued or reserved for issuance under our equity incentive plans. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Further, in connection with this offering, we and our directors and executive officers have entered into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of the underwriting agreement, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time. See “Underwriting” for a description of these lock-up provisions. In addition, after this offering, approximately 11,638,617 shares of our common stock will not be subject to lock-up. Further, we issued 2,937,876 shares of our common stock in the private placement completed on August 27, 2021 that was exempt from registration under the Securities Act. Pursuant to the requirements of those exemptions from registration, those shares are subject to trading restrictions. In general, such trading restrictions will expire, and such shares may be resold, upon the later of (a) 90 days after we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act or (b) six months after the date that such shares were acquired. See “Shares Eligible for Future Sale.” The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.

In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and The Nasdaq Stock Market LLC, or Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and Nasdaq rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of this offering to be $4.51 per share, based on an assumed initial offering price of $25.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma tangible book value of $19.76 per share as of June 30, 2021. Accordingly, if we were liquidated at our pro forma tangible book value, you would not receive the full amount of your investment. See “Dilution.”

Our management and board of directors have significant control over our business.

As of September 30, 2021, our directors and executive officers beneficially owned an aggregate of 940,808 shares, or approximately 9.8%, of our common stock. Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds from this offering to support our continued growth, including organic growth and potential future acquisitions, and for general corporate purposes. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any definitive agreements in place to make any such acquisitions at this time.

We may incur additional debt or issue new debt securities, which would be senior to our common stock and may cause the market price of our common stock to decline.

At June 30, 2021, we had $83.5 million of debt that ranked senior to our common stock. In the future, we may increase our capital resources by incurring additional borrowings or making offerings of debt or equity securities, which may include senior or additional subordinated notes, classes of preferred shares or common shares. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred shares and debt, if issued, have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may also cause prevailing market prices for the series of preferred stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. Further issuances of our common stock could be dilutive to holders of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our first amended and restated certificate of formation authorizes us to issue up to 1,000,000 shares of one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

Our primary tangible asset is the stock of the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses, satisfy our obligations and, if determined by our board of directors, to pay dividends on our common stock. Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, bank regulatory agencies have the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations or pay dividends on our common stock.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our incumbent board of directors or management.

Our first amended and restated certificate of formation and our first amended and restated bylaws may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

•	include a classified board of directors, with directors of each class serving a three-year term;

•	eliminate cumulative voting in elections of directors;

•	provide our board of directors with the exclusive right to alter, amend or repeal our first amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50% of the issued and outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•

require any shareholder derivative suit or shareholder claim against an officer or director of breach of fiduciary duty or violation of the Texas Business Organizations Code, or the TBOC, certificate of formation, or bylaws to be brought in Harris County in the State of Texas, subject to certain exceptions as described below;

•

require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at annual or special meetings of shareholders, to provide timely advanced notice of their intent in writing; and

•

enable our board of directors to increase, at any annual, regular or special meetings of directors, the number of persons serving as directors and to fill up to two vacancies created as a result of the increase by a majority vote of the directors between two successive annual shareholder meetings.

In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

Our first amended and restated bylaws include an exclusive forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our first amended and restated bylaws require that, unless we consent in writing to the selection of an alternative forum, any state court located in Harris County in the state of Texas, or a Harris County State Court, shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the TBOC, our first amended and restated certificate of formation or our first amended and restated bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Texas, the shareholder bringing the suit will be deemed to have consented to service of process on such shareholder’s counsel, except for, as to each of (i) through (iv) above, any action (A) as to which the Harris County State Court determines that there is an indispensable party not subject to the jurisdiction of the Harris County State Court (and the indispensable party does not consent to the personal jurisdiction of the Harris County State Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Harris County State Court, (C) for which the Harris County State Court does not have subject matter jurisdiction, or (D) arising under the Securities Act as to which the Harris County State Court and the United States District Court for the Southern District of Texas, Houston Division shall have concurrent jurisdiction.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the exclusive forum provision of our first amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such an exclusive forum provision as written in connection with claims arising under the Securities Act, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the exclusive forum provision of our first amended and restated bylaws.

The exclusive forum provision in our first amended and restated bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. In addition, shareholders who do bring a claim in a Harris County State Court could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Harris County, Texas. Furthermore, if a court were to find the exclusive forum provision contained in our first amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results and financial condition.

The return on your investment in our common stock is uncertain.

An investor in our common stock may not realize a substantial return on his or her investment, or may not realize any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•

the impact of COVID-19 on our business, including the impact of the actions taken by governmental authorities to try and contain the virus or address the impact of the virus on the United States economy (including, without limitation, the CARES Act), and the resulting effect of all of such items on our operations, liquidity and capital position, and on the financial condition of our borrowers and other customers;

•	geographic concentration in the Greater Houston market, Dallas-Fort Worth market, and Austin-San Antonio market;

•	interest rate risk and fluctuations in interest rates;

•	our ability to maintain our largest deposit relationships;

•	our ability to grow or maintain our deposit base;

•	our ability to implement our expansion strategy;

•	changes in key management personnel;

•	credit risk associated with our business;

•	the adequacy of our allowance for loan losses;

•	the amount of nonperforming and classified assets that we hold;

•	market conditions and economic trends generally and in the banking industry;

•	our borrowers’ ability to repay loans;

•	changes in value of the collateral securing our loans;

•	credit risks associated with our real estate and construction lending;

•	changes in the economy affecting real estate values and liquidity;

•	the accuracy of the valuation techniques we use in evaluating collateral;

•	systems failures, fraudulent activity, interruptions or data breaches involving our information technology and communications systems of third parties;

•	the risk of fraud related to our asset-based lending and commerical finance products;

•	our ability to raise additional capital in the future;

•	competition from financial services companies and other companies that offer banking services;

•	natural disasters and other catastrophes;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	monetary policies and regulations of the Federal Reserve;

•	the development of an active, liquid market for our common stock;

•	fluctuations in the market price of our common stock;

•	additional debt or future issuances of new debt securities or preferred stock; and

•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 27.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Assuming an initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $68.2 million, or approximately $78.7 million if the underwriters exercise their option in full to purchase additional shares from us.

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $2.8 million, or approximately $3.2 million if the underwriters exercise their option in full to purchase additional shares from us in each case, assuming the number of shares set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities. From time to time, we evaluate and conduct due diligence with respect to potential acquisitions. We do not have any definitive agreements in place to make any such acquisitions at this time. Our management will retain broad discretion to allocate the net proceeds of this offering and we may elect to contribute a portion of the net proceeds to the Bank as regulatory capital. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our board of directors deems relevant. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Supervision and Regulation—The Company—Dividend Payments, Stock Redemptions and Repurchases.” In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See “Supervision and Regulation—The Bank—Dividend Payments.” The present and future dividend policy of the Bank is subject to the discretion of the board of directors. The Bank is not obligated to pay us dividends.

As a Texas corporation, we are subject to certain restrictions on distributions under the TBOC. Generally, a Texas corporation may not make a distribution to its shareholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding debt obligations are not made or suspended, we may be prohibited from paying dividends on our common stock. We are also subject to certain restrictions on our right to pay dividends to our shareholders in the event we default under the terms of our senior debt due September 10, 2022.

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2021 on:

•	an actual basis;

•

a pro forma basis, after giving effect to (i) the termination of the repurchase liability under our ESOP; (ii) the issuance of 2,710,569 shares of our common stock between July 1, 2021 and August 27, 2021 in a private placement, for aggregate proceeds of approximately $65.1 million (does not include 227,307 shares issued and sold during the six months ended June 30, 2021 in the private placement for aggregate proceeds of approximately $5.4 million, which are included in our capitalization on an actual basis set forth below); and (iii) the use of a portion of the net proceeds from such private placement to repay $32.5 million of outstanding indebtedness, consisting of (a) $19.5 million under our senior debt due September 10, 2022 and (b) $13.0 million under our subordinated debt due July 29, 2022 and subordinated debt due September 27, 2022; and

•

a pro forma as adjusted basis after giving effect to (1) the pro forma adjustments set forth above; and (2) the net proceeds from the sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at the initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Description of Capital Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2021
(Dollars in thousands, except share and per share information)	Actual	Pro Forma	Pro Forma As Adjusted(5)
Cash and Cash Equivalents:	$353,772	$386,326	$454,543

Long-term borrowings:
Note payable—Senior debt due September 10, 2022	20,500	1,000	1,000
Note payable—Subordinated debt due July 29, 2022	11,000	—	—
Note payable—Subordinated debt due September 27, 2022	2,000	—	—
Commitments and contingencies:
ESOP-owned shares	1,876	—	—
Shareholders’ Equity:
Preferred stock, par value $1.00 per share; 1,000,000 authorized; no shares issued or outstanding (actual); no shares issued or outstanding (pro forma); and no shares issued or outstanding (pro forma as adjusted)	—	—	—
Common stock, par value $1.00 per share; 50,000,000 authorized; 6,647,109 issued and 6,573,684 outstanding (actual); 9,357,678 issued and 9,284,253 outstanding (pro forma); and 12,357,678 shares issued and 12,284,253 shares outstanding (pro forma as adjusted)	6,647	9,358	12,358
Additional paid-in capital	97,821	160,164	225,381
Retained earnings	33,290	33,290	33,290
Accumulated other comprehensive income	1,042	1,042	1,042
Treasury stock (73,425 shares)	(979)	(979)	(979)

Total shareholders’ equity, including ESOP-owned shares	137,821	202,875	271,092

Less: ESOP owned shares	1,876	—	—

Total shareholders’ equity, net of ESOP-owned shares	135,945	202,875	271,092

Total Capitalization	$171,321	$203,875	$272,092

Capital Ratios(1):
Company:
Total shareholders’ equity to total assets	6.85%	9.92%	12.82%
Tangible common equity to tangible assets(2)	5.94%	9.05%	12.02%
Bank:
Tier 1 leverage ratio(3)	9.17%	11.08%	14.84%
Tier 1 common capital ratio(4)	11.24%	13.80%	19.08%
Tier 1 risk based capital ratio(4)	11.24%	13.80%	19.08%
Total risk based capital ratio(4)	12.32%	14.88%	20.14%

(1)	Capital ratios are calculated in accordance with regulatory guidance and include ESOP-owned shares in common equity.
(2)

Tangible common equity to tangible assets is a non-GAAP financial measure. We calculate tangible common equity to tangible assets as tangible common equity divided by total assets less goodwill and other intangible assets, net of accumulated amortization. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

(3)

Pro forma average assets are calculated as the total average assets for the period plus the estimated net proceeds for the private placement, less the amount used to repay the long-term borrowings described above. Pro forma as adjusted average assets are calculated as the pro forma average assets plus the estimated net proceeds of this offering.

(4)	Assumes the net proceeds of this offering are invested in 20.0% risk-weighted assets.
(5)

Excludes 45,750 shares of restricted stock to be granted to our directors and executive officers in connection with the completion of our initial public offering. The shares of restricted stock awarded to our executive officers will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part. The shares of restricted stock awarded to our directors, other than Mr. Caraway, will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

Each $1.00 increase or (decrease) in the assumed initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or (decrease), respectively, the amount of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and payment of estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our total shareholders’ equity, including ESOP-owned shares, less goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. At June 30, 2021, the tangible book value of our common stock, including ESOP-owned shares, was $118.4 million, or $18.01 per share.

After giving effect to (i) our sale of 3,000,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $25.00 per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us, (ii) the termination of the repurchase liability under our ESOP, (iii) the issuance of 2,710,569 shares of our common stock between July 1, 2021 and August 27, 2021 in a private placement, for aggregate proceeds of approximately $65.1 million (does not include 227,307 shares issued and sold during the six months ended June 30, 2021 in the private placement for aggregate proceeds of approximately $5.4 million, as such shares are reflected in the June 30, 2021 financial statements), and (iv) the use of a portion of the net proceeds from such private placement to repay $32.5 million of outstanding indebtedness, the pro forma tangible book value of our common stock at June 30, 2021 would have been approximately $251.7 million, or $20.49 per share. Therefore, this offering will result in an immediate increase of $0.73 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $4.51 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 18.0% of the initial public offering price of $25.00 per share.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions discussed above:

Assumed initial public offering price per share		$25.00
Historical tangible book value per share as of June 30, 2021	$18.01
Pro forma increase in tangible book value per share as of June 30, 2021 after giving effect to transactions described above, except for this offering	$1.75

Pro forma tangible book value per share as of June 30, 2021,	$19.76
Increase in tangible book value per share of common stock attributable to new investors purchasing shares in this offering	$0.73

Pro forma as adjusted tangible book value per share upon completion of this offering and after giving effect to transactions described above		$20.49
Dilution per share to new investors in this offering		$4.51

A $1.00 increase (decrease) in the assumed initial public offering price of $25.00 per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) the tangible book value of our common stock by $2.8 million, or $0.23 per share, and the dilution to new investors would increase to $5.28 per share or decrease to $3.74 per share, as the case may be, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares at the initial public offering price of $25.00 per share, the pro forma tangible book value after giving effect to this offering would be $20.59 per share. This represents an increase in tangible book value of $0.83 per share to existing shareholders and dilution of $4.41 per share to new investors.

The following table summarizes, as of September 30, 2021, the total consideration paid to us and the average price per share paid by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis after giving effect to the sale of 3,000,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at the initial public offering price of $25.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased/Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders as of September 30, 2021	9,313,929	75.6%	$169,133,320	69.3%	$18.16
New investors in this offering	3,000,000	24.4	75,000,000	30.7	25.00

Total	12,313,929	100.0%	244,133,320	100.0%	19.83

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to 73.0% of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 3,450,000 shares, or 27.0% of the total number of shares of common stock to be outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 9,313,929 shares of common stock outstanding as of September 30, 2021 and excludes 1,110,174 shares issuable upon the exercise of outstanding options under our 2013 Plan, 2017 Plan and 2019 Plan, as of September 30, 2021, 4,285 shares issuable upon the exercise of outstanding warrants, as of September 30, 2021, 397,150 shares of common stock reserved for future awards under the 2019 Plan, as of September 30, 2021, and 45,750 shares of restricted stock to be granted to our directors and executive officers in connection with the completion of our initial public offering. To the extent that the outstanding but unexercised options under our equity compensation plans or outstanding warrants are exercised or other equity awards are issued under our equity compensation plans, investors participating in this offering will experience further dilution. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of June 30, 2021, there were 658 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Our Company

We are a commercially-focused, Texas-based bank holding company operating primarily in the Greater Houston, Dallas-Fort Worth, and Austin-San Antonio markets through our wholly owned subsidiary, Third Coast Bank, SSB, or the Bank, a Texas state savings bank, and the Bank’s wholly owned subsidiary, Third Coast Commercial Capital, Inc., or TCCC, a Texas corporation and commercial finance company. Since the Bank’s founding in 2008, we have been able to successfully execute our organically-focused strategic plan by attracting talented professionals and providing superior banking services through our relationship managers. We currently operate twelve branch locations, with seven branches in the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the Austin-San Antonio market, and one branch in Detroit, Texas. As of June 30, 2021, we had, on a consolidated basis, total assets of $2.01 billion, total loans of $1.55 billion, total deposits of $1.78 billion and total shareholders’ equity, including ESOP-owned shares, of $137.8 million.

Our management team and board of directors are led by our founder, Chairman, President and Chief Executive Officer, Bart O. Caraway. Under Mr. Caraway’s leadership, we have experienced substantial and consistent growth. We believe our team-oriented culture, combined with a diverse suite of financial products and services, delivers the sophistication of a larger financial institution and allows our relationship managers to attract and retain customers and drive growth. We strive to know our customers better than our competition and believe our greatest opportunities for organic growth stem from the ability of our relationship managers to provide a greater level of attentiveness to customers and prospects than larger banks and our peers. As a result of consolidation among Texas metropolitan banks, we believe we are one of the few remaining locally-based banks in our markets that are dedicated to providing personalized service to small and medium-sized businesses with sophisticated banking needs. We intend to focus on continued quality organic growth, profitability enhancement through the leveraging of our current staff and infrastructure, engaging in strategic hiring of experienced bankers, expanding our markets through de novo branching and strategic whole-bank and branch acquisitions to increase shareholder value.

Our History and Growth

We were incorporated on January 16, 2013 to serve as the holding company for the Bank, which was chartered on February 25, 2008. We were founded by Mr. Caraway, along with other experienced Texas business professionals, to serve the banking needs of small and medium-sized businesses and individuals who we believe are often underserved by larger banks but demand sophisticated banking products and services. We began operations in Humble, Texas and opened four de novo locations in the Greater Houston market from 2009 to 2018. In 2014, we expanded into the Dallas-Fort Worth market through a de novo location and opened an additional branch in 2015. Our entrance into the Dallas-Fort Worth market provided us with enhanced economic diversification and increased opportunities for organic growth, as well as a broader target market for future strategic hiring of experienced bankers and acquisition opportunities. The Bank began providing commercial finance services in 2012 for companies that typically have credit needs outside of traditional commercial bank underwriting guidelines, and TCCC was formed in 2015 as a subsidiary of the Bank dedicated to our commercial finance business line.

Since the Bank’s inception, we have successfully completed six rounds of common equity funding totaling $112.9 million, through board members, management, employees, friends, family and local investors. On January 1, 2020, we completed a merger with Heritage Bancorp, Inc., or Heritage, and its subsidiary, Heritage Bank, a commercial bank headquartered in the Greater Houston market. At the time of its acquisition, Heritage had, on a consolidated basis, total assets of $315.9 million, total loans of $259.6 million, and total deposits of $260.2 million.

Our merger with Heritage provided us with five new branch locations, including two in the Greater Houston market, two in the Austin-San Antonio market, and one in Detroit, Texas. We believe that this combined footprint has enhanced our geographic diversity and positioned us for continued organic growth in and around the markets we serve. In addition, we believe that the Company and Heritage had complementary cultures, which facilitated the successful integration of the two companies and helped us opportunistically grow our institution following the merger, as further described in “Our Competitive Strengths” below. We have also experienced greater efficiency and enhanced profitability since consummating our merger with Heritage through added scale, realization of cost savings, and improvement in our deposit base, as demonstrated by improvements in our return on average assets (ROAA), net interest margin (NIM), and efficiency ratio from 0.27%, 4.08%, and 86.19%, respectively, as of December 31, 2019, to 0.88%, 4.67%, and 72.72%, respectively, as of June 30, 2021.

The following timeline illustrates how we developed our current footprint since opening our first office in 2008:

We have experienced substantial and consistent organic growth, supplemented by acquisition growth from our merger with Heritage and participation in the Paycheck Protection Program, or PPP, and Main Street Lending Program, or MSLP, as shown in the chart below. We believe our team-oriented culture, relationship-based approach, and commitment to retaining and hiring talented relationship managers, paired with our diverse suite of financial products and services drives our history of successful organic growth. The following chart reflects our total assets since the Bank’s formation:

(1)	As of December 31 of each year, unless otherwise specified
(2)	Consists of PPP loans and MSLP loans

(3)	Reflects Heritage Bancorp, Inc. total assets as of December 31, 2019

Our Competitive Strengths

We believe the following competitive strengths differentiate us from other financial institutions and are key to the execution of our strategy:

Highly Experienced Management Team. Our executive team has over 100 years of combined financial services experience and a demonstrated track record of managing profitable organic growth through customer acquisition and opportunistic strategic hiring, maintaining a disciplined credit culture, implementing a high-touch, relationship driven approach to banking, and successfully executing and integrating acquisitions. Certain biographical information for our executive officers is as follows:

Bart O. Caraway, Chairman, President and Chief Executive Officer. Mr. Caraway was our principal founder and organizer and is the Chairman, President and Chief Executive Officer of the Company and the Bank. He is also Chairman, President and Chief Executive Officer of TCCC. Mr. Caraway has over 29 years of banking and public accounting experience and is a Texas licensed attorney and Certified Public Accountant. Prior to founding the Bank, he served in executive roles at several other community banks, including as the Chief Financial Officer and Chief Operating Officer for a Houston, Texas bank wherein Mr. Caraway consulted on the de novo formation, managed the acquisition of two banks, ran all of the operations and helped grow the bank to over $600 million in total assets. Mr. Caraway also created and developed the role of Director of Financial Institution Services for Briggs & Veselka Co., one of the largest independent accounting firms in Texas, and was responsible for developing the firm’s financial institution and consulting practice, including bank audit and attestation services; internal audit services; loan reviews; risk assessments; de novo bank chartering; and consulting for mergers and acquisitions, strategic planning, compliance, and management.

R. John McWhorter, Chief Financial Officer. Mr. McWhorter has served as Chief Financial Officer of the Company since April 2015 and Senior Executive Vice President and Chief Financial Officer of the Bank since January 2021. From April 2015 to January 2021, Mr. McWhorter served as Executive Vice President and Chief Financial Officer of the Bank. Mr. McWhorter brings over 34 years of banking, bank auditing and public accounting experience to the Company and is a Certified Public Accountant. Prior to joining the Company and the Bank, he was Executive Vice President and Chief Financial Officer at Bank of Houston, a $1 billion in assets bank headquartered in the Greater Houston market, until it was acquired by Independent Bank. Prior to his role with Bank of Houston, Mr. McWhorter was Executive Vice President and Chief Financial Officer of Cadence Bancorp LLC from March 2010 to June 2012. He also served as Senior Vice President and Controller of Amegy Bank from April 1990 to June 2003 and helped take the bank public and grow to over $5 billion in assets. During his career, Mr. McWhorter has helped complete nine acquisitions and several capital offerings and has led numerous cost saving initiatives.

Donald C. Legato, Chief Lending Officer. Mr. Legato has served as Senior Executive Vice President and Chief Lending Officer of the Bank since January 2021. From March 2014 to January 2021, Mr. Legato served as Executive Vice President and Chief Lending Officer of the Bank. Mr. Legato brings over 27 years of banking experience and has served in numerous positions with the Bank since joining in 2009, including Senior Vice President Commercial Lending, Beaumont Market President and Southeast Texas Regional President. Prior to joining the Bank, Mr. Legato served as Senior Vice President Commercial Lending of Wachovia Bank from 2004 to 2009.

Audrey A. Duncan, Chief Credit Officer. Ms. Duncan has served as Senior Executive Vice President and Chief Credit Officer of the Bank since January 2021. From June 2015 to January 2021, Ms. Duncan served as Executive Vice President and Chief Credit Officer of the Bank. Ms. Duncan brings over 34 years of banking and bank regulatory experience to the Bank. Prior to joining the Bank, she was employed at LegacyTexas Bank, a bank headquartered in the Dallas-Fort Worth market that had $6.5 billion in assets at the time of Ms. Duncan’s departure. During her tenure there, Ms. Duncan served as Senior Vice President and Credit Officer for four years, and then Executive Vice President and Chief Credit Officer for nine years, before being named the Director of Credit Risk Management. Prior to her role with LegacyTexas Bank, Ms. Duncan was a Senior and Commissioned Bank Examiner with the Federal Reserve Bank of Dallas from 1989 to 2000.

Dynamic Banking Markets. As further described in “Our Markets of Operation” below, we believe that the markets in which we operate provide us with a strategic advantage relative to other financial institutions in Texas and nationwide. The Houston—The Woodlands—Sugar Land, Texas MSA, or the Houston MSA, and the Dallas—Fort Worth—Arlington, Texas MSA, or the Dallas MSA, are both among the largest MSAs in the nation, and both outpace growth in population at the state and national levels as illustrated by the chart below:

Nationwide Top 10 Largest MSAs—Ranked by 5 Year Projected Population Growth

#	MSA	2021 Population (Ms)	Population Growth
			Hist. 5 Yr. (%)	Proj. 5 Yr. (%)
1	Houston-The Woodlands-Sugar Land, TX	7.2	8.3	7.6
2	Dallas-Fort Worth-Arlington, TX	7.7	8.6	7.5
3	Phoenix-Mesa-Chandler, AZ	5.1	10.3	6.9
4	Atlanta-Sandy Springs-Alpharetta, GA	6.1	7.0	5.7
5	Miami-Fort Lauderdale-Pompano Beach, FL	6.3	4.1	5.4
6	Washington-Arlington-Alexandria, DC-VA-MD-WV	6.3	3.3	4.1
7	Los Angeles-Long Beach-Anaheim, CA	13.3	(1.2)	1.7
8	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	6.1	0.7	1.0
9	New York-Newark-Jersey City, NY-NJ-PA	19.2	(5.2)	0.2
10	Chicago-Naperville-Elgin, IL-IN-WI	9.4	(1.6)	(0.3)
	Texas	29.6	7.1	6.8
	Nationwide	330.9	2.6	2.9

Source: S&P Global Market Intelligence

In addition, in connection with our merger with Heritage we entered the Austin-San Antonio market with two locations and added a location in Detroit, Texas. Over the next five years, the populations in the San Antonio—New Braunfels MSA and the Austin—Round Rock—Georgetown MSA are projected to grow by approximately 7.6% and 8.5%, respectively, compared to 6.8% for the state of Texas and 2.9% for the United States, according to S&P Global. We believe our exposure to these large, economically diverse urban communities provides ample opportunity for our business to enhance its scale.

Diverse Offering of Sophisticated Financial Products and Services. We believe that the products and services we offer, coupled with our high-touch, relationship driven approach to business, allow us to compete and succeed in winning business from peers and larger financial institutions. Our customers consist primarily of small and medium-sized businesses across a wide array of industries and individuals. We offer conventional commercial and industrial loans (including equipment loans, working capital lines of credit, auto finance, and commercial finance), commercial real estate loans, residential real estate loans, construction and development loans (including builder finance loans), United States Small Business Administration, or SBA, loans, and consumer loans. As of June 30, 2021, our average loan balance outstanding was approximately $504 thousand, excluding our auto finance portfolio, PPP loans, and an intercompany loan to TCCC. In addition, we offer a full range of commercial and consumer deposit products and treasury management services and hired four treasury sales professionals in 2021. These products and services include checking and savings accounts, money market accounts, certificates of deposit and individual retirement accounts, debit cards, electronic banking (including online and mobile banking), ACH origination service, positive pay service, remote deposit capture service, sweep service, and online wire transfer service. We also recently initiated a builder finance group and began providing wealth management services. We utilize these products and services to not only augment our revenue and expand our core deposit customer base, but also to increase conventional commercial loan customer retention.

Scalable Infrastructure. We believe that we have established a scalable operating platform that will allow us to effectively manage growth from our anticipated organic growth and potential acquisitions. We have invested heavily in our technology, infrastructure, management team and operations personnel in an effort to position our Company for continued future success. We believe that these efforts have enhanced our value proposition to customers and allowed us to provide products, services and technological sophistication generally offered by larger financial institutions.

Responsive and Disciplined Underwriting. We believe that our efficient credit approval process differentiates us from our competition. Our credit analysts and account relationship managers are located in-market and accompany relationship managers to client meetings to get firsthand exposure to customers and prospects. As credit analysts, our trainees learn how to underwrite real estate, commercial and industrial, consumer, and other more specialized loans, using models developed specifically for each type of credit. Our underwriting focuses on the borrower’s financial condition and cash flow, as well as the global cash flow of the relationship, and the quality, marketability and value of the collateral. For commercial finance, in particular, our underwriting focuses on the creditworthiness of the account debtors, the experience of the management and principals of the business, the customer’s billing and reporting process, and, depending upon the type and size of the credit facility, an independent field exam.

We have independent Officers’ Loan Committees that meet separately for the loan officers under each Regional Market President’s authority for efficient, timely review of credits associated with aggregate relationship exposure of less than $5 million. The Officers’ Loan Committees include our Chief Executive Officer, Chief Lending Officer, Chief Credit Officer, Regional Credit Officers and Regional Market Presidents. Relationships above $5 million are approved by our Directors’ Loan Committee. These committees meet at least weekly, or on an as-needed basis, to provide our customers with timely credit decisions. At least two individuals approve a large majority of the loans that are originated, and our relationship managers do not have individual loan approval authority.

While we strive to respond quickly based on our deep understanding of our customers’ needs, we remain consistent in our disciplined approach to underwriting diligence, as evidenced by our annual net charge-offs to average loans since 2016 illustrated in the chart below:

Note: Reflects six months ended June 30, 2021 financial information for Third Coast and Texas Commercial Banks

(1)	Texas Commercial Banks industry aggregate data per S&P Global Market Intelligence

Enterprising Approach. We believe our management team is agile in its approach to capturing new customers and is able to recognize opportunities to expand our suite of financial products and services and execute on those opportunities. We believe this opportunistic nature has been demonstrated not only by our offering of specialty lending verticals, such as our SBA, commercial finance, auto finance and builder finance products discussed below, but also by our lending activities during the COVID-19 pandemic.

In response to the COVID-19 pandemic, on March 27, 2020 the President of the United States signed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act into law. The CARES Act provides assistance for

American workers, families and small businesses. The PPP, established by the CARES Act and implemented by the SBA with support from the Department of the Treasury, provides small businesses with funds to pay certain operating costs, including salary, benefits and rent. In an effort to support our communities, we quickly began participating in the PPP and have been an active PPP lender. As of June 30, 2021, we had originated 5,774 PPP loans totaling approximately $827.5 million, with an average credit size of approximately $143 thousand, and generated $31.5 million in fees through the PPP, of which $8.5 million was deferred as of June 30, 2021. We were a top 10 PPP lender in the Houston area for loans over $150,000, according to the Houston Business Journal, and we believe our PPP lending has enhanced our brand awareness in our markets of operation. We gained new customers through the PPP who we hope to transition in to conventional commercial banking products in the future. We also believe our flexible approach to serving customers and our increased brand awareness has made us an attractive institution for experienced bankers to join, as demonstrated by our recent new hiring initiatives.

Diversified Loan Portfolio. We are committed to generating and growing loans with businesses and individuals who want to have full relationships with us and which are broadly diversified by type and location. Our current conventional loan offerings include commercial and industrial, owner occupied commercial real estate, non-owner occupied commercial real estate, residential real estate, construction and development, and consumer loans. Although we operate in the Greater Houston market, we maintain a relatively low exposure to the energy industry. As of June 30, 2021, we had direct energy exposure of $49.7 million in energy loans, or 3.2% of gross loans, and an additional $10.5 million in unfunded commitments, consisting of loans totaling $4.4 million, or 0.3% of gross loans, and an additional $0.1 million in unfunded commitments to upstream oil and gas companies, $8.9 million, or 0.6% of gross loans, and an additional $2.8 million in unfunded commitments to midstream oil and gas companies, and $36.5 million, or 2.4% of gross loans, and an additional $7.6 million in unfunded commitments to companies that provide support services to the oil and gas industry, such as oil and gas consulting, equipment rental, staffing and other services. Additionally, as of June 30, 2021, we had loans totaling $51.2 million, or 3.3% of gross loans, and an additional $4.4 million in unfunded commitments to gas stations and convenience stores, which we do not consider direct energy exposure. As illustrated below, our commercial loan book is well balanced between commercial and industrial, owner occupied commercial real estate, and non-owner occupied commercial real estate, representing 39.4%, 23.3% and 18.5% of total loans, respectively, as of June 30, 2021.

In addition to our conventional commercial and consumer loan offerings, we offer SBA, commercial finance, auto finance and builder finance products, which we believe enhance our product offerings and diversify our revenue stream while still maintaining high asset quality. A brief description of these products is below:

SBA Lending. Our SBA loan program began in 2012 and is a key element in our ability to serve the small- to medium-sized business community in our markets of operation. Customers are able to use these loans to finance permanent working capital, equipment, facilities, land and buildings, business acquisitions and start-up business expenses. As a participant in the SBA’s Preferred Lenders Program, we are able to expedite the SBA loan approval process for our customers. We maintain strict underwriting guidelines in our SBA program and, as a result, have incurred minimal losses from this portfolio, with losses of less than $168 thousand through June 30, 2021.

Third Coast Commercial Capital, Inc. (Commercial Finance). TCCC was formed in 2015 as a wholly owned subsidiary of the Bank and provides working capital solutions for small- to medium-sized businesses. Through the purchase and management of accounts receivables, we are able to help customers take advantage of new business opportunities and continue to grow and be successful. As a result of our disciplined credit process and robust internal controls and procedures, losses from our commercial finance portfolio have been approximately $158 thousand through June 30, 2021. Our commercial finance portfolio included $3.9 million of factored receivables with companies in the oil and gas services industry as of June 30, 2021, which represented 13.7% of our total commercial finance portfolio.

Auto Finance. Our auto finance group was formed in 2014 to provide for indirect auto lending with local dealerships. We offer both recourse auto loans and nonrecourse auto loan and lease financing. Loans with recourse to the dealership are structured as commercial lines of credit with the dealership and are approved with the same underwriting criteria as other commercial credits. Nonrecourse loans are structured as consumer loans and are approved with the same underwriting criteria as other consumer loans. The auto finance group also offers floor plan loans and real estate loans to dealerships. Floor plan loans are offered on both new and used automobiles, motorsport, recreation vehicles and boats. Floor plan loan requirements include mandatory periodic curtailments and inspections. Real estate loans to dealerships are underwritten in the same manner as other owner-occupied real estate loans. As a result of our experienced team members and strict underwriting guidelines, the total net losses related to this portfolio since inception have been approximately $34 thousand through June 30, 2021.

Builder Finance. Our builder finance group was formed in 2021 and provides traditional homebuilder lines secured by lots and single-family homes, and land acquisition and development loans. The group also finances bond anticipation notes, or BANs, and lines of credit to large national institutional tier-one funds that invest equity in various real estate assets. The group also offers, to a limited extent, parent level build-to-rent loans. The homebuilder finance platform provides lending solutions for private and publicly traded homebuilding companies. Land acquisition and development loans focus on master planned communities with lots being presold with meaningful earnest money upfront, and mandatory periodic curtailments. BANs are short-term notes issued by a special district to provide liquidity to a developer approximately 9-12 months prior to bond issuance, and are secured by the proceeds of the bond. Lines of credit to institutional funds who invest equity in various real estate assets are structured as a typical commercial and industrial loan. Underwriting of these lines include financial and cash flow covenants. On a limited basis the group may lend to homebuilders for the purpose of building and then renting single-family homes.

As illustrated below, our SBA, commercial finance, and auto finance business lines do not individually make up a material portion of the total loan portfolio, or any single loan classification, but are illustrative of our efforts to broaden our product offerings and customer base and enhance our loan yield and net interest margin. Our SBA and commercial finance business lines also allow us to partner with companies early on in their life cycle. As our SBA and commercial finance customers grow, our goal is to transition them in to conventional commercial banking products.

Balances as of June 30, 2021

(1)	Includes $0.5 million of loans that are part of our auto finance portfolio

Transformation of Deposit Base. We have enhanced our funding base through organic sourcing of core deposits, active participation in the PPP, and the strategic acquisition of Heritage. We believe that our team-based, relationship oriented approach to banking, coupled with our recent enhancement of our treasury management products and services, will allow us to continue to build on the recent successes that we have had in transforming our deposit mix. Additionally, we recently hired a Chief Retail Officer to augment our retail deposit operations, which we believe will foster new sources of low-cost, core deposits. We will continue to seek out acquisition targets with a strong deposit franchise and high-quality funding profiles. Evidence of our recent success is demonstrated by our growth in noninterest-bearing deposits from $128.3 million as of December 31, 2019 to $374.9 million as of June 30, 2021, a growth rate of 192%. We have also significantly improved the composition of our deposits by increasing noninterest-bearing deposits to total deposits from 15.9% as of December 31, 2019 to 21.0% as of June 30, 2021. A depiction of our recent deposit transformation is represented below:

Empowering Workplace Culture. We believe that our workplace culture fosters teamwork, promotes exemplary customer service, and gives our employees the tools necessary to succeed. Our culture is centered on training, mentoring, and support, which allows us to attract and retain the talent needed to succeed in today’s competitive banking environment. In addition to hiring experienced senior bankers as relationship managers, we have implemented an in-house training program to facilitate growth and professional development for our junior bankers. Our trainees begin their careers as credit analysts to instill a solid understanding of our underwriting discipline and expectations for credit. Next, they are promoted to account relationship managers and are assigned to an account where they work with the lead relationship manager to develop their customer-facing skillset, while continuing to assist in the underwriting process. Once account relationship managers have developed the skills necessary to be successful lenders, they are promoted to relationship manager and develop their own book of business.

Our culture is such that our more senior relationship managers often share business with recently promoted relationship managers, which incentivizes our junior account relationship managers and relationship managers to stay with us and allows our tenured lenders to focus on prospecting for new customer relationships. We have had great success with our development program, with many of our relationship managers having been promoted through our system. Our culture instills a sense of empowerment in our employees that we believe turns bosses into coaches, with structures and systems that we believe nurture and support the development of our team members. In addition, the interests of our employees are aligned with our shareholders through meaningful ownership, as more than 90% of our employees own shares of our common stock either directly or through our ESOP. We believe our workplace culture and significant employee-shareholder ownership helps us acquire and retain customers and has been critical to our substantial and consistent organic growth.

Our Banking Strategy

We believe we have built a differentiated, high-touch commercial bank with a uniquely collaborative culture and a diverse array of attractive financial products and services. We intend to leverage our strengths and our robust operational platform with the multi-faceted approach described below, which we believe will allow us to successfully grow our franchise and enhance shareholder returns.

Continue Robust Organic Growth. The results of our 13-year operating history demonstrate that organic growth has been a primary focus of the Company. Since 2016, we have grown the loan portfolio by approximately $1.10 billion, or 244.4%, for a compound annual growth rate, or CAGR, of 31.6% and, from January 1, 2016 to December 31, 2019 (the day before the consummation of our merger with Heritage), we grew the loan portfolio entirely organically by approximately $464.3 million, or 134.8%, for a CAGR of 23.8%. We attribute our historical organic growth to our strengths described above. Additionally, we intend to continue to take advantage of recent competitive disruptions in our operating markets, which has created opportunities to hire experienced and talented bankers who we believe can thrive in our team-oriented culture. During 2021, we have hired 70 new bankers, including a team of 22 bankers to form our new builder finance group, 23 commercial lenders, four wealth management professionals, four treasury sales professionals, and 17 support personnel. We expect these professionals will generate and maintain meaningful portfolios, while also continuing our focus on increasing core deposits to fund loan growth. We believe having a publicly traded stock will make us an attractive employer for experienced bankers who may feel dislocated as a result of continued market consolidation.

In addition to leveraging our current platform and hiring key personnel to drive organic growth, we also continue to evaluate future de novo branching opportunities in existing and new markets. We believe that we can leverage our experienced management team, board of directors and relationship managers, as well as our position in our markets of operation to achieve these goals.

Emphasize Core Deposit Growth. We believe that core deposit growth is a key component to our long-term strategy and have designed products and services to attract these deposits and maintain a sustainable, stable and low-cost funding base. We will remain focused on generating core deposits from our business customers and encourage and incentivize our relationship managers to attract and maintain those deposits. We have also recently enhanced our treasury management services by adding additional personnel, investing in technology, and offering more products to enable us to more effectively attract and service the operating accounts of larger, more sophisticated businesses.

Thoughtfully Expand our Suite of Financial Products and Services. We continually strive to build upon our diverse suite of financial products and services in ways that help us capture more customers from our peers and larger financial institutions. We have developed specialty lending programs in the past, such as our SBA, commercial finance and auto finance business lines, and more recently, commenced a builder finance group as a result of hiring an experienced team from a large regional bank. We also recently entered into an agreement with Ameriprise Financial to offer investment advisory services, including financial and retirement planning, mutual funds, insurance and annuities, brokerage accounts, and strategies to help pay for college, and we hired four wealth management professionals in connection with that agreement who we believe will be able to generate noninterest income and attract low-cost, core deposits. We will continue to evaluate opportunities, through new organic programs, new hires, and lift-outs of teams, in the future that we believe will allow us to diversify our financial products and services, reach new customers and broaden our brand. In addition, we seek to offer the latest, state-of-the-art technology and sophisticated banking tools and products, including a high-tech suite of treasury management solutions. Our online and mobile banking services include a full suite of convenient online processes, including remote deposit anywhere, text banking, and deposit monitoring and processing. We also recently expanded our treasury management services, which are designed to provide secure and easy ways to manage our customers’ bank accounts and offer essential services to help with everyday cash flows. By providing a full suite of value-added services, we are able to lower our customer acquisition costs, gather low-cost, core deposit relationships, make high credit quality loans, generate fee income, and help our customers’ businesses grow and profit.

Continue to Capitalize on Strategic Acquisition Opportunities. We completed our merger with Heritage on January 1, 2020, which expanded our footprint south of Houston and facilitated our entrance into the vibrant and fast-growing Austin-San Antonio market, as well as provided us with a new location in Detroit, Texas. We are actively evaluating, and will continue to evaluate, additional strategic acquisition opportunities going forward to leverage our operational platform and create additional scale, with an emphasis on enhancing our net interest margin through low-cost, core deposits. Because we primarily compete for acquisition opportunities with smaller banks, which are typically not publicly traded, we believe having a publicly traded stock, adequate capital and ready access to public capital will give us a competitive advantage relative to peer institutions in our markets of operation. At this time, we expect our most likely potential acquisition targets to have total assets between $200 million and $1 billion. The following illustration depicts the number of banks that are within our expected target asset size in our markets of operations as of June 30, 2021.

Source: S&P Global Market Intelligence

We intend to take a disciplined approach to acquisitions, and our efforts will be focused on transactions that will be accretive to our earnings per share, enhance our existing market presence, expand our markets of operation or strengthen our balance sheet, with an emphasis on the acquisition of banks with a strong deposit franchise and high-quality funding profiles to augment our core deposit base. Acquisitions within our current footprint would offer an opportunity to leverage our existing branch network and operations, while acquisitions outside our current footprint would potentially broaden our customer base and diversify our assets and operations.

Our Banking Products and Services

We strive to offer quality products and personalized services while providing our customers with the financial sophistication and array of products typically offered by a larger bank. Our lending services include commercial loans to small-to medium-sized businesses and professional practices, real estate-related loans, and consumer loans. Additionally, we offer a broad range of competitively priced deposit services including demand deposits, regular savings accounts, money market deposits, certificates of deposit and individual retirement accounts. To complement our lending and deposit services, we also offer direct deposit, wire transfers, night depository, treasury management services, safe-deposit boxes, debit cards and automatic drafts.

Lending Activities

We offer a variety of loans, including commercial and industrial loans, commercial real estate loans (owner occupied and non-owner occupied), construction, land and development real estate loans, and 1-4 single family investment property loans. We also offer various loans and leases to individuals and professionals including 1-4 family real estate loans, installment loans and personal lines of credit. Our specialty lending verticals include SBA, commercial finance, auto finance, and builder finance.

Our target customers are creditworthy small-to medium-sized businesses and individuals in our markets of operation. Deposits sourced from these customers serve as our primary source of liquidity to fund loan growth. Additionally, we maintain a federal funds borrowing line of credit with one or more correspondent banks and we are a member of the FHLB, which permits us to borrow against our loan portfolio at preferred rates.

As of June 30, 2021, we had total loans of $1.55 billion, representing 77.1% of our total assets. As of June 30, 2020, we had total loans of $1.58 billion, representing 86.2% of our total assets. Our loan portfolio consisted of the following loan categories as of the dates indicated:

	As of June 30,
	2021		2020
(Dollars in thousands)	Amount	% of Total	Amount	% of Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$361,217	23.3%	$334,615	21.2%
Non-farm non-residential non-owner occupied	286,533	18.5%	249,391	15.8%
Residential	165,890	10.7%	131,456	8.3%
Construction, development and other	80,400	5.2%	118,115	7.5%
Farmland	6,011	0.4%	4,625	0.3%
Commercial and industrial	612,306	39.4%	706,698	44.8%
Consumer	4,499	0.3%	4,327	0.3%
Other	34,866	2.2%	28,168	1.8%

Total loans	$1,551,722	100.0%	$1,577,395	100.0%

Loan Types. The following is a description of the types of loans we offer to our customers:

Commercial Real Estate Loans

Commercial real estate loans are underwritten primarily based on cash flows of the borrower and, secondarily, the value of the underlying collateral. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

Our commercial real estate loan terms are generally limited to five to ten years although amortization may occur over a longer period of time. Interest rates may be fixed or adjustable, with an origination fee generally being charged on each loan funded. We attempt to reduce credit risk on our commercial real estate loans by emphasizing loans on owner-occupied office and retail buildings where the ratio of the loan principal to the value of the collateral as established by independent appraisal does not exceed 80%. For some types of loans, we require a minimum debt service covenant. In addition, we generally require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners’ personal financial statements. As of June 30, 2021, commercial real estate loans totaled $647.8 million, or 41.8% of our total loans.

Owner-occupied Commercial Real Estate Loans

Owner-occupied commercial real estate is a key component of the Bank’s lending strategy to owner-operated businesses, representing a large percentage of its total commercial real estate loans. We believe that owner-occupied property loans are desirable since we are lending directly to the commercial and industrial business residing and operating on the property. Because of this, we are usually able to monitor the borrower’s financial results on a regular basis. We believe that the material risks associated with owner-occupied commercial real estate loans include a decline in the financial condition of the owner-occupant which impacts its ability to service the debt. Owner-occupied commercial real estate loans totaled $361.2 million, or 55.8% of total commercial real estate loans as of June 30, 2021.

Non-owner Occupied Commercial Real Estate Loans

We believe that the Bank possesses the experience, expertise and on-going monitoring capabilities to originate loans for income producing properties. Generally, these loans are for retail strip centers, office buildings, self-storage facilities, and multi and single tenant office warehouses, all within our markets. Generally, our income producing property loans require experienced and deep management, premium locations, proven debt service ability, strong equity positions, alternative repayment sources, and the personal guarantee of the principals. We monitor our exposures to these loan types to maintain adequate concentration levels in relation to our capital position, our market geographies and as a percentage of the entire loan portfolio. We believe that the material risks associated with non-owner occupied commercial real estate loans include potential changes in market conditions, such as vacancy rates, construction and absorption rates, rental rates, and property values. Non-owner occupied commercial real estate loans totaled $286.6 million, or 44.2% of total commercial real estate loans as of June 30, 2021.

Residential Real Estate Loans

Residential real estate loans consists of 1-4 family residential loans and multi-family residential loans. Our 1-4 family residential loan portfolio is predominately comprised of loans secured by 1-4 family homes, which are investor-owned. While we do have some owner-occupied 1-4 family residential loans, we have not historically pursued this product line; however, in the second quarter of 2019, we began offering limited mortgage products through our newly established mortgage department. Our multi-family residential loan portfolio is comprised of loans secured by properties deemed multi-family, which includes apartment buildings. We believe that the material risks associated with residential real estate loans include a decline in the borrower’s ability to repay the debt and a decline in the value of the underlying real estate collateral. The Bank’s current multifamily loans are to seasoned and successful operators who possess quality alternative repayment sources. As of June 30, 2021, 1-4 single family residential real estate loans totaled $122.8 million, or 7.9% of our total loans, of which $87.6 million, or 5.6% of our total loans, was for investment/rental purposes. As of June 30, 2021, multifamily loans totaled $43.1 million, or 2.8% of our total loans.

Construction and Development Loans

Construction and development loans are comprised of loans used to fund construction, land acquisition and land development. The properties securing the portfolio are primarily located in the Greater Houston and Dallas markets and are generally diverse in terms of type. Our construction and development loans are made both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of twelve months and interest is paid periodically. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, does not generally exceed 80% for speculative and 85% for pre-sold 1-4 family properties. For commercial construction loans, the ratio of the loan principal to the value of the collateral, as established by independent appraisal, does not generally exceed 80%. For land acquisition and land development loans, the ratio of the loan principal to the value of the collateral, as established by independent appraisal, does not generally exceed 75%. Additionally, speculative loans are based on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector.

During 2021, we expanded our construction and development portfolio through the formation of our builder finance group, which provides traditional homebuilder lines secured by lots and single-family homes, and land acquisition and development loans. The group also finances BANs and lines of credit to large national institutional tier-one funds that invest equity in various real estate assets. The group also offers, to a limited extent, parent level build-to-rent loans. The homebuilder finance platform provides lending solutions for private and publicly traded homebuilding companies. Land acquisition and development loans focus on master planned communities with lots being presold with meaningful earnest money upfront, and mandatory periodic curtailments. BANs are short-term notes issued by a special district to provide liquidity to a developer approximately 9-12 months prior to bond issuance, and are secured by the proceeds of the bond. Lines of credit to institutional funds who invest equity in various real estate assets are structured as a typical commercial and industrial loan. Underwriting of these lines include financial and cash flow covenants. On a limited basis the group may lend to homebuilders for the purpose of building and then renting single-family homes.

Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because of the risks associated with completion of the construction such as delays in construction and cost overruns, as well as slow leasing or sales activity. We attempt to reduce risk by generally requiring personal guarantees on loans for the construction of commercial properties and by keeping the loan-to-value ratio of the completed project below specified percentages. While loans originated under our builder finance group generally do not have personal guarantees, we believe the borrowers financed by this group are well-capitalized companies that demonstrate strong operations and have experienced management. We may also reduce risk associated with these loans by selling participations to other institutions when we deem it advisable. As of June 30, 2021, construction and development loans totaled $80.4 million, or 5.2% of our total loans.

Commercial and Industrial Loans

Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the borrower’s ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

A primary component of our loan portfolio is loans for commercial purposes. Our commercial and industrial loan portfolio consists of loans principally to retail trade, service, and manufacturing firms located in our market areas. The terms of these loans vary by purpose and by type of underlying collateral. We typically make equipment loans for a term of seven years or less at fixed or variable rates, with the loan fully amortized over the term. Equipment loans are generally secured by the financed equipment, and the ratio of the loan principal to the value of the financed equipment or other collateral is generally 100% or less on new equipment financing and 90% or less for used equipment financing. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory, or other collateral, as well as personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash. The primary risk for commercial loans is the failure of the business due to economic and financial factors. As a result, the quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness and our decision to make a commercial loan. Commercial and industrial loans totaled $612.3 million as of June 30, 2021, or 39.4% of our total loans.

In addition, the commercial and industrial loan category includes factored receivables. TCCC provides working capital solutions for small- to medium-sized businesses throughout the United States. TCCC provides working capital financing through the purchase of accounts receivables, and it has a disciplined credit process and robust internal controls and procedures for our factored receivables customers. TCCC monitors its factored receivables customers closely by verifying invoices, analyzing the adequacy of funds in the cash collateral reserve accounts and reviewing detailed reports required from these customers. We believe that the material risks associated with factored receivables include collection risk associated with the factored receivables. At June 30, 2021, outstanding factored receivables were $28.4 million, or 4.6% of total commercial and industrial loans and 1.8% of total loans. Our factored receivables portfolio consists primarily of customers in the transportation, energy services and services industries representing approximately 35.9%, 14.4% and 45.4% of net funds employed, respectively, as of June 30, 2021.

The commercial and industrial loan category also includes indirect auto loans with local dealerships that are funded through our indirect lending department. The loans are with recourse to the dealership and are structured as commercial lines of credit with the dealerships. The loans are approved with the same underwriting criteria as other commercial credits. Any loans under these lines of credit that are past due in excess of 90 days are required to be paid in full by the dealership. At June 30, 2021, outstanding indirect auto loans included in the commercial and industrial category were $6.9 million, or 1.1% of total commercial and industrial loans.

Consumer Loans

We make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans are generally made at a fixed rate of interest. While we believe our policies help minimize losses in the consumer loan category, because of the nature of the collateral, if any, it may be more difficult to recover any loan losses. We believe that the material risks associated with consumer loans include collection risk associated with the receivables.

The majority of our consumer loans are related to the financing of vehicles to individuals. We limit our exposure to individuals living within our defined local markets. Underwriting for each loan is performed by our indirect lending department within our policies. Consumer loans totaled $4.5 million, or 0.3% of our loans held for investment as of June 30, 2021.

SBA Loans

Our SBA loan program is a key element in our ability to serve the small- to medium-sized business community in our markets. Generally, these loans have a more flexible structure than conventional loans including, but not limited to, lower down payment requirements (up to 90% financing), longer loan terms (up to 25 years on real estate loans and 10 years on equipment and working capital loans), fixed and variable rate options and fully amortizing notes. We are able to use our Preferred Lender status with the SBA to expedite the loan approval process for our customers. Customers are able to use these loans to finance permanent working capital, equipment, facilities, land and buildings, business acquisitions and start-up business expenses. We primarily lend through the SBA 7(a) program, and we have a dedicated team focused on origination, documentation and closing of SBA loans. We maintain strict underwriting guidelines in our SBA program. We believe that the material risks associated with SBA loans include a decline in the borrower’s ability to service the debt, a decline in the value of or lack of collateral, and the risk of non-payment of an SBA guaranty. At June 30, 2021, outstanding SBA loans (excluding PPP loans) were $63.2 million, or 4.1% of our total loans. These loans are included in commercial and industrial, commercial real estate or construction and development based on the loan purpose and collateral.

CARES Act Loans

In April 2020, we began originating loans to qualified small businesses under the provisions of the CARES Act. Loans covered by the PPP administered by the SBA may be eligible for loan forgiveness for certain costs incurred related to payroll, group health care benefit costs and qualifying mortgage, rent and utility payments. The remaining loan balance after forgiveness of any amounts is still fully guaranteed by the SBA. Terms of the PPP loans include the following (i) maximum amount limited to the lesser of $10 million (or $2 million depending on the date of origination) or an amount calculated using a payroll-based formula, (ii) maximum loan term of two or five years, depending on the date of origination, (iii) interest rate of 1.00%, (iv) no collateral or personal guarantees are required, (v) no payments are required until the date on which the forgiveness amount relating to the loan is remitted to the lender and (vi) loan forgiveness up to the full principal amount of the loan and any accrued interest, subject to certain requirements including that no more than 40% of the loan forgiveness amount may be attributable to non-payroll costs. In return for processing and booking the loan, the SBA will pay the lender a processing fee tiered by the size of the loan. At June 30, 2021, outstanding PPP loans, net of deferred loan fees of $8.5 million, were $326.7 million which are included in commercial and industrial loans.

In addition to PPP loans, we also originated loans to small and medium-sized business that were too large for the PPP under the MSLP created by the Federal Reserve. Loans covered by the MSLP are not eligible for loan forgiveness. Terms of the MSLP loans include the following (i) maximum amount limited to the lesser of $300 million or an amount based on the borrower’s outstanding and available debt and the borrower’s 2019 EBITDA, (ii) five year loan term, (iii) interest rate based on adjustable LIBOR (1 or 3 month) plus 300 basis points, (iv) deferral of principal payments for two years, (v) deferral of interest for one year, and (vii) no prepayment penalties. Under the guidelines of the program, we sold a 95% participation in the MSLP loans to the Main Street special purpose vehicle at par value. At June 30, 2021, outstanding MSLP loans, net of deferred loan fees of $1.1 million, were $5.1 million which are included in commercial and industrial loans.

Farmland and Other Loans

Farmland and other loans outstanding were $40.9 million, or 2.6% of our total loans at June 30, 2021. Included in other loans are vehicle leases and agricultural loans. We believe that the material risks associated with farmland and other loans include a decline in land values or agricultural commodity prices, increases in production costs, and adverse weather. We believe that the material risks associated with our other loans include a decline in the borrower’s financial condition, which impacts the ability to service the debt, and a decline in the value of the underlying collateral.

Through our indirect lending department, we provide financing of vehicle leases to individuals who live in our market areas. The leases are made through well-known third party leasing companies and underwriting and approval is performed by the indirect lending department in accordance with our policies. Outstanding leases were $31.5 million, or 2.0% of our total loans at June 30, 2021.

We provide loans for agricultural purposes. While this line of business is not a focus of our Bank’s lending strategy, we continue to provide and service agricultural production loans for customers in our market areas. Outstanding agricultural loans were $3.3 million at June 30, 2021.

Credit Administration, Lending Limits and Loan Review

Certain credit risks are inherent in making loans and managing these risks is a company-wide process. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to strong internal credit policies and procedures.

We have procedures in place to assist us in maintaining the overall quality of our loan portfolio. Our strategy for credit risk management includes a conservative underwriting process. Our board of directors has established underwriting guidelines to be followed by our officers, and we monitor delinquency levels for adverse trends.

We implement our underwriting policy through a tiered system of combined loan authority for our loan officers with the Chief Credit Officer and a loan committee approval structure. Generally, our loan officers do not have single signature loan authority and must have the additional approval of one or both of the Regional Market Presidents or the Chief Lending Officer or the Chief Credit Officer depending upon the size of the loan and whether or not it is secured. Approval of loans with relationships over the combined lending authority of the Chief Credit Officer and Chief Executive Officer must be approved by the Officers’ Loan Committee, based on the loan relationship size, or by the Bank’s Directors’ Loan Committee, comprised of executive management and at least two outside directors of the Bank. The Bank’s Directors’ Loan Committee meets weekly, or more frequently if required, to evaluate applications for new and renewed loans, or modifications to loans, in which the loan relationship total exposure exceeds predefined limits. Our strategy in considering a loan is to follow conservative and consistent underwriting practices, which include:

•	knowing our customers to ensure a complete understanding of their financial condition and ability to repay the loan;

•	verifying that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

•	ensuring that each loan is properly documented with perfected liens on collateral, and that any insurance coverage requirements are satisfied.

As part of the underwriting process, we seek to minimize risk in a variety of ways, including the following:

•	analyzing the borrower’s financial condition, cash flow, liquidity, and leverage;

•	assessing the borrower’s operating history, operating projections, location and condition;

•	reviewing appraisals, title commitment and environmental reports;

•	considering the management experience and financial strength of the principals of the borrower; and

•	evaluating economic trends and industry conditions.

Lending Limits

Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, we are subject to a legal limit on loans to a single borrower equal to 25% of the Bank’s Tier 1 capital. This limit increases or decreases as the Bank’s capital increases or decreases. As of June 30, 2021, our legal lending limit was $34.7 million, and our largest relationship was $17.7 million. In order to ensure compliance with legal lending limits and in accordance with our strong risk management culture, we maintain internal lending limits that are significantly less than the legal lending limits. We are able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits.

Credit

The Bank’s credit department is overseen by the Bank’s Chief Credit Officer. The credit department prepares and provides in-depth credit administration reporting to the Bank’s board of directors on a monthly and quarterly basis to aid the Bank’s board of directors in monitoring and adjusting the Bank’s loan focus as it grows. In addition, credit analysts provide analytical and underwriting services in support of the loan officers developing their respective loan portfolios. The Bank’s credit analysts support our most senior loan officers as they are further trained to be our future lending officers.

Loan Review

The Bank has developed an internal loan risk rating system which utilizes risk rating worksheets based upon the type of loan and collateral. Currently, the Bank has risk rating worksheets for commercial and industrial loans, individual loans, non-owner occupied real estate loans, owner-occupied real estate loans, and 1-4 family construction loans. Risk rating worksheets are completed for substantially all new loan and renewal requests. In addition, an annual loan review form is completed on real estate loans of $1 million or greater, given that these loans tend to have longer terms than loans that are not secured by real estate. The loan officer will prepare the annual loan review form that updates the credit file with new financials, review of the collateral status, and provide any meaningful commentary that documents changes in the borrower’s overall condition. Upon completion of the annual loan review form, the loan officer must present the memo to the Chief Credit Officer for final review, appropriate grade change if needed and then approval to place in the credit file for future reference. We believe this process gives the Chief Credit Officer and executive management strong insight into the underlying performance of the Bank’s loan portfolio, allowing for accurate and proper real-time grading of the loan portfolio.

The Bank also has a Special Assets Committee, which generally meets monthly to review loans graded substandard or worse, past due loans, overdrafts, and other real estate owned, and considers and approves other loan grade changes. On a quarterly basis, the meeting includes the review of loans graded special mention. For all loans graded special mention or worse, the loan officer is required to complete a problem asset report, which is submitted to the Special Assets Committee.

Additionally, we employ, from time to time, an external third party loan review team to review up to a 30% penetration of the Bank’s entire loan portfolio. This review will generally include all large loan relationships, insider loans, and criticized loans.

Deposits

Our core deposits include checking accounts, money market accounts, savings accounts, a variety of certificates of deposit and individual retirement accounts. To attract deposits, we employ an aggressive marketing plan in our primary service areas and feature a broad product line and competitive offerings. The primary sources of deposits are residents and businesses located in the markets we serve. We obtain these deposits through personal solicitation by our lenders, officers and directors.

The following table sets forth the amount of our total deposits and percentage of total deposits based on balances as of the dates indicated.

	As of June 30,
	2021		2020
(Dollars in thousands)	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand deposits	$374,942	21.0%	$373,714	23.0%
Interest-bearing demand deposits	1,036,820	58.2%	802,992	49.4%
Savings	26,898	1.5%	20,428	1.2%
Time deposits	344,608	19.3%	429,222	26.4%

Total deposits	$1,783,268	100.0%	$1,626,356	100.0%

Other Banking Services

We offer banking products and services that we believe are attractively priced and easily understood by our customers. In addition to traditional bank accounts such as checking, savings, money markets, and CDs, we offer a full range of ancillary banking services, including a full suite of treasury management services, consumer and commercial online banking services, mobile applications, safe deposit boxes, wire transfer services and debit cards. Merchant services (credit card processing) and co-branded credit card services are offered through a correspondent bank relationship.

Investments

As of June 30, 2021, our investment portfolio consisted of state and municipal securities, mortgage-backed securities, and corporate bonds classified as available for sale. In the future, we may invest in, among other things, U.S. Treasury bills and notes, as well as in securities of federally sponsored agencies, such as Federal Home Loan Bank bonds. We may also invest in federal funds, negotiable certificates of deposit, banker’s acceptances, mortgage-backed securities, corporate bonds and municipal or other tax-free bonds. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. The Bank’s Asset Liability and Investment Committee (ALCO) reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to our internal policy set by our board of directors.

Our Markets

We currently operate primarily in three distinct but complementary metropolitan markets, the Greater Houston market, the Dallas-Fort Worth market, and the Austin-San Antonio market. We have seven branches located throughout the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the Austin-San Antonio market, and one branch in Detroit, Texas, located approximately 120 miles northeast of Dallas, Texas. We expect to continue to grow within our current markets, as well as expand into new markets. We believe that the markets we serve are an important factor in our growth and success, and offer stability and steady growth potential.

Greater Houston Market. We operate seven branches in the Greater Houston market, including five branches located in the Houston MSA and two branches in the neighboring Beaumont MSA. Houston is the nation’s fourth most populous city and fifth most populous metro area, with approximately 2.4 million and 7.2 million residents, respectively, according to the U.S. Census Bureau and S&P Global. The Houston MSA is projected to grow approximately 7.6% over the next five years, ranking first among the nation’s 10 largest MSAs and more than double the nationwide projected growth, according to S&P Global. Houston is a center for global trade, with the Houston Port ranking first among U.S. ports in foreign tonnage, according to the Greater Houston Partnership. This tremendous growth and trade has helped Houston become the “Most Diverse City in America,” according to WalletHub. The Houston MSA is corporate headquarters for 24 Fortune 500 companies and employs approximately 3.1 million workers, according to the Greater Houston Partnership. Some of these companies include ConocoPhillips, Sysco, Waste Management and Phillips 66. Houston is also home to the largest medical complex in the world, the Texas Medical Center, which has approximately $3.0 billion in construction projects underway with 50 million existing square feet, according to the Greater Houston Partnership.

Dallas-Fort Worth Market. We currently operate two branches in the Dallas-Fort Worth market, with one location in the North Dallas area and one in Plano. The Dallas MSA is the largest in Texas and the fourth largest in the U.S., according to S&P Global, and has been growing by approximately 322 residents every day, according to the Dallas Regional Chamber. The Dallas MSA boasts the largest gross domestic product in Texas and the sixth largest in the nation, according to the U.S. Bureau of Economic Analysis, and is headquarters for 22 Fortune 500 companies, including ExxonMobil, AT&T, American Airlines and Charles Schwab, according to the Dallas Regional Chamber. The Dallas MSA hosts approximately 3.6 million working professionals and ranked first in the nation for total job growth from December 2015 through December 2020, according to the Dallas Regional Chamber. Future population and job growth remains attractive as the Dallas MSA ranks second among the nation’s 10 largest MSAs for projected 5-year population growth, according to S&P Global, and 15 major universities are located in the area, which enroll over 183,000 students.

Austin-San Antonio Market. We currently operate two branches in the Austin-San Antonio market, with one location in Nixon and one in La Vernia, and operate a loan production office in Austin. The San Antonio—New Braunfels MSA is the third most populous MSA in Texas, as measured by both population and number of households. The population in the San Antonio—New Braunfels MSA is projected to grow by approximately 7.6% over the next five years, compared to 6.8% for the state of Texas and 2.9% for the United States. Located at the intersection of two Pan-American highways (IH-10 which runs from coast-to-coast, and IH-35 which runs from Canada to Mexico), San Antonio commerce benefits from a fast-growing, diverse business community, long-standing military establishments, and is home to 160,000 university students. Industry concentrations include: Aerospace, Biosciences/Healthcare, Defense, Energy, Information Technology & Cybersecurity, and Manufacturing according to the San Antonio Economic Development Foundation. The Austin—Round Rock—Georgetown MSA is the fourth most populous MSA in Texas, as measured by both population and number of households. Over the next five years, it is projected to be the fastest growing large MSA in the country (as defined by MSAs with a population over two million), with a forecasted growth rate of 8.5% through 2026. Austin’s unemployment rate of 4.8% compares favorably to the nationwide unemployment rate of 6.1% as of June 2021. Nicknamed “Silicon Hills,” Austin has transformed itself into a hotbed for technology companies, and was recently designated as a top 10 Global Technology Innovation Hub city by KPMG. Large employers in the MSA include Apple, Dell Technologies, and the University of Texas, which enrolls over 50,000 students. Additionally, Tesla has recently announced that it would move its corporate headquarters to Austin, Texas, and made an estimated $1.1 billion infrastructure investment in the construction of an automotive production facility located in the Austin market, which is expected to deliver at least 5,000 jobs to the local economy and is scheduled to begin production in 2021.

Information Technology Systems

We have made significant investments in our information technology systems for our banking and lending operations and treasury management activities. We believe information technology system investments are important to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back office operations. We outsource our core data processing services to a nationally recognized bank software vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and e-mail systems are maintained in-house. We leverage the capabilities of a third party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan, and we follow recommendations outlined by the Federal Financial Institutions Examination Council to ensure that we have effectively identified our risks and documented contingency plans for key functions and systems including providing for back up sites for all critical applications. We also perform tests to ensure the adequacy of these contingency plans.

The majority of our other systems, including our electronic funds transfer, transaction processing and online banking services, are also hosted by the vendor to whom we outsource our core data processing services. The scalability of this infrastructure is designed to support our growth strategy. These critical business applications and processes are included in the business continuity plans referenced above.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our asset quality statistics and in our history of low charge-offs and losses on deposit-related services due to debit card, ACH or wire fraud. With respect to our lending philosophy, our risk management focuses on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting and monitoring undertaken by the Bank’s experienced officers and credit policy personnel.

Our risk mitigation techniques include weekly Directors’ Loan Committee meetings where loan pricing, allowance for loan losses methodology and level, and loan concentrations are reviewed and discussed. In addition, the Bank’s board of directors reviews portfolio composition reports on a monthly basis. The Bank’s Special Assets Committee also meets monthly to discuss criticized assets and set action plans for those borrowers who display deteriorating financial condition, to monitor those relationships and to implement corrective measures on a timely basis to minimize losses. We also perform an annual stress test on our loan portfolio, in which we evaluate the impact on the portfolio of declining economic conditions.

We also focus on risk management in numerous other areas throughout our organization, including asset/liability management, regulatory compliance and strategic and operational risk. We have implemented an extensive asset/liability management process, and utilize a well-known and experienced third party to run our interest rate risk model on a quarterly basis.

We also annually engage an experienced third party to review and assess our controls with respect to technology, as well as to perform penetration and vulnerability testing to assist us in managing the risks associated with information security.

Competition

The banking business is highly competitive, and our profitability depends upon our ability to compete with other banks and non-bank financial institutions located in each of our markets for lending opportunities, deposit funds, bankers and acquisition candidates. Our banking competitors in our target markets include various community banks and national and regional banks. We compete with other commercial banks, savings associations, credit unions, finance companies and money market mutual funds operating in our markets.

We are subject to vigorous competition in all aspects of our business from banks, savings banks, savings and loan associations, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, asset-based non-bank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we can. Many of the banks and other financial institutions with which we compete have significantly greater financial resources, marketing capability and name recognition than us and operate on a local, statewide, regional or nationwide basis.

Our business has capitalized on our team-oriented culture and diverse product and service offerings to successfully execute our high-touch, relationship driven approach to banking. We strive to know our customers better than our competition and believe our greatest opportunities for organic growth stem from the ability of our relationship managers to provide a greater level of attentiveness to customers and prospects than larger banks and our peers. As a result of consolidation among Texas metropolitan banks, we believe we are one of the few remaining locally-based banks in our markets that are dedicated to providing personalized service to small and medium-sized businesses with sophisticated banking needs.

Employees

As of June 30, 2021, we had 265 full-time equivalent employees. None of our employees are represented by a union. Management believes that our relationship with our employees is good.

Properties

Our principal offices and headquarters are located at 20202 Highway 59 North, Suite 190, Humble, Texas 77338. All of our branches are located in Texas. We own our headquarters and our branch locations in Pearland, Lake Jackson, Nixon, La Vernia, and Detroit, and we lease the remaining locations. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. We also believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future. The following table sets forth a list of our branches and our loan production office, or LPO, as of the date of this prospectus.

Location	Address	Owned/Leased
Humble	20202 Highway 59 North, Humble, Texas 77338	Owned
Galleria	1800 West Loop South, Suite 100, Houston, Texas 77027	Leased
Conroe	1336 League Line Road, Suite 100, Conroe, Texas 77304	Leased
Pearland	1850 Pearland Parkway, Pearland, Texas, 77581	Owned
Beaumont	229 Dowlen Road, Suite C, Beaumont, Texas 77706	Leased
Lake Jackson	85 Oak Drive, Lake Jackson, Texas 77566	Owned
Mid County	2901 Turtle Creek Drive, Suite 115, Port Arthur, Texas 77642	Leased
Nixon	200 North Nixon Avenue, Nixon, Texas 78140	Owned
La Vernia	13809 West Highway 87, La Vernia, Texas 78121	Owned
Plano	1201 W. 15th Street, Suite 100, Plano, Texas 75075	Leased
Dallas	8235 Douglas Avenue, Suite 100, Dallas, Texas 75225	Leased
Detroit	12038 US Highway 82 West, Detroit, Texas 75436	Owned
Austin (LPO)	5508 Highway 290 West, Austin, Texas 78375	Leased

In addition, we lease non-branch offices in Copperfield, Dallas, Fort Worth, Friendswood, Georgetown, Katy, Kingwood, Plano, San Antonio and The Woodlands, Texas.

Legal Proceedings

We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially and adversely affect our reputation, even if resolved in our favor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company with headquarters in Humble, Texas that operates through our wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiary, TCCC. We focus on providing commercial banking solutions to small and medium-sized businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers’ needs, allows us to deliver tailored financial products and services. We currently operate twelve branches, with seven branches in the Greater Houston market, two branches in the Dallas-Fort Worth market, two branches in the Austin-San Antonio market, and one branch in Detroit, Texas. We have experienced significant organic growth since commencing banking operations in 2008 as well as growth through our merger with Heritage. As of June 30, 2021, we had, on a consolidated basis, total assets of $2.01 billion, total loans of $1.55 billion, total deposits of $1.78 billion and total shareholders’ equity, including ESOP-owned shares, of $137.8 million.

On January 1, 2020, we acquired 100% of the outstanding stock of Heritage and its subsidiary, Heritage Bank, with five branches located in Texas, and merged Heritage with and into the Company and Heritage Bank with and into the Bank. The estimated values of assets acquired and liabilities assumed as of January 1, 2020 were total assets of $315.9 million, total loans of $259.6 million, and total deposits of $260.2 million. Pursuant to the merger, we issued $50.9 million in common stock and $103,627 in cash and recognized total goodwill of $18.0 million.

As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans, and customer service and loan fees. We incur interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest-earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and interest-bearing time deposits in other banks, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities.

Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing liabilities and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within our target markets and throughout the state of Texas.

COVID-19 Update

The Company has been, and may continue to be, impacted by the COVID-19 pandemic. In recent months, vaccination rates have been increasing and restrictive measures have eased in certain areas. However, uncertainty remains about the duration of the pandemic and the timing and strength of the global economy’s recovery. To address the economic impact of the pandemic in the U.S., multiple stimulus packages have been enacted to provide economic relief to individuals and businesses, including the CARES Act, which established the PPP, and the American Rescue Plan Act of 2021, enacted in March 2021.

As the pandemic evolves, we continue to evaluate protocols and processes in place to execute our business continuity plans while promoting the health and safety of our employees and continuing to support our customers and communities.

We have been an active participant in all phases of the PPP, administered by the SBA, and have helped many of our customers obtain loans through the program. PPP loans have a two or five-year term and earn interest at 1.0%. At June 30, 2021, outstanding PPP loans, net of deferred loan fees of $8.5 million, were $326.7 million which are included in commercial and industrial loans. Assuming compliance with PPP origination and documentation requirements, loans funded through the PPP program are fully guaranteed by the U.S. government.

The Company also participated in the MSLP, created by the Federal Reserve to support lending to small and medium-sized businesses and nonprofit organizations that were in sound financial condition before the onset of the COVID-19 pandemic. At June 30, 2021, outstanding MSLP loans, excluding the 95% portion sold to the Federal Reserve and net of deferred loan fees of $1.1 million, were $5.1 million which are included in commercial and industrial loans.

Results of Operations

Net Interest Income

Our operating results depend primarily on our net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Six months ended June 30, 2021 vs. Six months ended June 30, 2020. Net interest income for the six months ended June 30, 2021 was $43.9 million compared to $32.5 million for the six months ended June 30, 2020, an increase of $11.4 million, or 35.1%. The increase in net interest income was comprised of a $9.4 million, or 23.4%, increase in interest income, and a $2.0 million, or 26.3%, decrease in interest expense. The increase in interest income was primarily attributable to loan fees related to PPP loans of $12.7 million for the six months ended June 30, 2021, offset by a 21 basis point decrease in yield on total loans. The $2.0 million decrease in interest expense for the six months ended June 30, 2021 was primarily attributable to a 65 basis point decrease in rates paid on interest-bearing deposits over the same period in 2020. For the six months ended June 30, 2021, net interest margin and net interest spread were 4.67% and 4.50%, respectively, compared to 4.55% and 4.21%, respectively, for the six months ended June 30, 2020.

The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however, the balances are reflected in average outstanding balances for the period. For the six months ended June 30, 2021 and 2020, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

(Dollars in thousands)	For the Six Months Ended June 30,
	2021			2020
	Average Outstanding Balance	Interest Earned/ Paid(3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid(3)	Average Yield/ Rate
Assets
Interest-earnings assets:
Investment securities	$25,271	$513	4.09%	$3,026	$32	2.13%
Loans, gross	1,628,988	48,721	6.03%	1,274,477	39,553	6.24%
Federal funds sold and other interest-earning assets	242,084	322	0.27%	159,762	560	0.70%

Total interest-earning assets	1,896,343	49,556	5.27%	1,437,265	40,145	5.62%

Less allowance for loan losses	(13,081)			(8,742)

Total interest-earning assets, net of allowance	1,883,262			1,428,523
Noninterest-earning assets	101,921			71,454

Total assets	$1,985,183			$1,499,977

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,388,737	$4,590	0.67%	$1,015,304	$6,680	1.32%
Notes payable	33,641	819	4.91%	30,299	743	4.93%
FHLB advances	51,945	216	0.84%	44,918	211	0.94%

Total interest-bearing liabilities	1,474,323	5,625	0.77%	1,090,521	7,634	1.41%

Noninterest-bearing deposits	377,553			292,439
Other liabilities	8,978			7,102

Total liabilities	1,860,854			1,390,062
Shareholders’ equity, including ESOP-owned shares	124,329			109,915

Total liabilities and shareholders’ equity	$1,985,183			$1,499,977

Net interest income		$43,931			$32,511

Net interest spread(1)			4.50%			4.21%

Net interest margin(2)			4.67%			4.55%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.

(3)

Interest earned/paid includes accretion of deferred loan fees, premiums and discounts. Interest income on loans includes loan fees and discount accretion of $17.2 million and $9.2 million for the six months ended June 30, 2021 and 2020, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Six Months Ended June 30, 2021 compared to 2020
	Increase (Decrease) due to		Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Investment securities	$235	$246	$481
Loans, gross	10,862	(1,694)	9,168
Federal funds sold and other interest-earning assets	286	(524)	(238)

Total increase (decrease) in interest income	$11,383	$(1,972)	$9,411

Interest-bearing liabilities:
Interest-bearing deposits	$2,431	$(4,521)	$(2,090)
Notes payable	80	(4)	76
FHLB advances	32	(27)	5

Total increase (decrease) in interest expense	$2,543	$(4,552)	$(2,009)

Increase (decrease) in net interest income	$8,840	$2,580	$11,420

Year ended December 31, 2020 vs. Year ended December 31, 2019. Net interest income for the year ended December 31, 2020 was $67.9 million compared to $34.0 million for the year ended December 31, 2019, an increase of $33.9 million, or 99.9%. The increase in net interest income was comprised of a $32.3 million, or 64.7%, increase in interest income and a $1.6 million, or 10.1%, decrease in interest expense. The growth in interest income was primarily attributable to a $404.8 million, or 54.7%, increase in average loans outstanding (excluding average loans outstanding under the CARES Act of $289.1 million) for the year ended December 31, 2020, compared to the same period in 2019, offset by a 79 basis point decrease in the yield on total loans. The increase in average loans outstanding (excluding average PPP loans) was primarily due to the acquisition of Heritage on January 1, 2020. The $1.6 million decrease in interest expense for the year ended December 31, 2020 was primarily related to a 114 basis point decrease in rates paid on interest-bearing deposits over the same period in 2019. For the year ended December 31, 2020, net interest margin and net interest spread were 4.24% and 3.98%, respectively, compared to 4.08% and 3.67%, respectively, for the same period in 2019, which reflects the increases in interest income discussed above relative to the decreases in interest expense.

The following table presents an analysis of net interest income, net interest spread and net interest margin for the periods indicated in the manner presented for the six months ended June 30, 2021 and 2020 above. For the years ended December 31, 2020 and 2019, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

(Dollars in thousands)	For the Years Ended December 31,
	2020			2019
	Average Outstanding Balance	Interest Earned/ Paid(3)	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid(3)	Average Yield/ Rate
Assets
Interest-earnings assets:
Investment securities	$14,709	$297	2.02%	$2,422	$24	0.99%
Loans, gross	1,433,412	80,791	5.64%	739,525	47,570	6.43%
Federal fund sold and other interest-earning assets	152,066	1,153	0.76%	90,356	2,331	2.58%

Total interest-earning assets	1,600,187	82,241	5.14%	832,303	49,925	6.00%

Less allowance for loan losses	(10,506)			(7,360)

Total interest-earning assets, net of allowance	1,589,681			824,943
Noninterest-earning assets	80,686			44,220

Total assets	$1,670,367			$869,163

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,150,723	$12,302	1.07%	$625,040	$13,787	2.21%
Notes payable	39,793	1,615	4.06%	24,335	1,436	5.90%
FHLB advances	50,000	443	0.89%	36,995	751	2.03%

Total interest-bearing liabilities	1,240,516	14,360	1.16%	686,370	15,974	2.33%

Noninterest-bearing deposits	310,357			122,961
Other liabilities	6,661			3,442

Total liabilities	1,557,534			812,773
Shareholders’ equity, including ESOP-owned shares	112,833			56,390

Total liabilities and shareholder’s equity	$1,670,367			$869,163

Net interest income		$67,881			$33,951

Net interest spread(1)			3.98%			3.67%
Net interest margin(2)			4.24%			4.08%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(3)

Interest earned/paid includes accretion of deferred loan fees, premiums and discounts. Interest income on loans includes loan fees and discount accretion of $18.5 million and $6.4 million for the years ended December 31, 2020 and 2019, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Years Ended December 31, 2020 compared to 2019
	Increase (Decrease) Due to Changes in		Total Increase (decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Investment securities	$122	$151	$273
Loans, gross	44,598	(11,377)	33,221
Federal funds sold and other interest-earning assets	1,592	(2,770)	(1,178)

Total increase (decrease) in interest income	$46,312	$(13,996)	$32,316

Interest-bearing liabilities:
Interest-bearing deposits	$11,644	$(13,129)	$(1,485)
Notes payable	912	(733)	179
FHLB advances	264	(572)	(308)

Total increase (decrease) in interest expense	$12,820	$(14,434)	$(1,614)

Increase (decrease) in net interest income	$33,492	$438	$33,930

Provision for Loan Losses

The provision for loan losses is an expense we use to maintain an allowance for loan losses at a level which is deemed appropriate by management to absorb inherent losses on existing loans. For a description of the factors taken into account by our management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”

The provision for loan losses for the six months ended June 30, 2021 was $1.5 million compared to $2.6 million for the six months ended June 30, 2020. The decrease in the provision for loan losses for the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to additional provisions made in 2020 due to the continuing uncertainty related to the COVID-19 pandemic, as well as $585,000 in net charge offs during the six months ended June 30, 2020. As of June 30, 2021, the allowance for loan losses totaled $13.4 million, or 0.86% of total loans, compared to $12.0 million, or 0.77% of total loans, as of December 31, 2020 .

The provision for loan losses for the year ended December 31, 2020 was $7.6 million compared to $1.6 million for the year ended December 31, 2019. The increase of $6.0 million was primarily due to the increase in net charge-offs for the year ended December 31, 2020 compared to the same period in 2019, loan growth for the year ended December 31, 2020 and an increase in qualitative factors used in our analysis. As of December 31, 2020, the allowance for loan losses totaled $12.0 million, or 0.77% of total loans, compared to $8.1 million, or 1.00% of total loans, as of December 31, 2019.

Net charge-offs for the year ended December 31, 2020 totaled $3.7 million, or 0.26% of total average loans, as compared to net charge-offs of $429,000, or 0.06% of total average loans, for the same period in 2019. Loans increased to $1.56 billion for the year ended December 31, 2020, from $808.6 million for the year ended December 31, 2019, an increase of $747.5 million, or 92.4%. Loans under the CARES Act loan programs accounted for $395.7 million, or 52.9%, of the loan growth.

Noninterest Income

Our primary sources of recurring noninterest income are service charges and fees on deposit accounts, earnings credits on correspondent bank balances, and earnings from bank-owned life insurance. Noninterest income does not include loan origination fees, which are recognized in interest income.

Six months ended June 30, 2021 vs. Six months ended June 30, 2020. For the six months ended June 30, 2021, noninterest income totaled $1.9 million, an increase of $389,000, or 26.5%, compared to $1.5 million for the six months ended June 30, 2020. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Six Months Ended June 30,
(Dollars in thousands)	2021	2020	Increase (Decrease)
Noninterest Income:
Service charges and fees on deposit accounts	$1,242	$760	$482	63.4%
Gain on Sale of SBA loans	—	266	(266)	(100.0)%
Earnings on bank-owned life insurance	276	178	98	55.1%
Other	341	266	75	28.2%

Total noninterest income	$1,859	$1,470	$389	26.5%

Year ended December 31, 2020 vs. Year ended December 31, 2019. For the year ended December 31, 2020, noninterest income totaled $2.7 million, an increase of $1.5 million, or 120.4%, compared to $1.2 million for the year ended December 31, 2019. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,
(Dollars in thousands)	2020	2019	Increase (Decrease)
Noninterest Income:
Service charges and fees on deposit accounts	$1,709	$547	$1,162	212.4%
Gain on Sale of SBA loans	266	—	266	100.0%
Earnings on bank-owned life insurance	354	258	96	37.2%
Other	353	412	(59)	(14.3%)

Total noninterest income	$2,682	$1,217	$1,465	120.4%

Service Charges and Fees on Deposit Accounts. We earn fees from our customers for deposit-related services, which are a component of our noninterest income. Service charges on deposit accounts were $1.2 million for the six months ended June 30, 2021, an increase of $482,000, or 63.4%, over the same period in 2020. The increase was primarily due to an increase in ATM income and mortgage secondary market fee income. Service charges on deposit accounts were $1.7 million for the year ended December 31, 2020, an increase of $1.2 million, or 212.4%, over the same period in 2019. The increase in this period was primarily due to increases in ATM income, commercial account analysis fees and non-sufficient funds fees as a result of growth in retail services. In addition, mortgage secondary market fee income for the year ended December 31, 2020 totaled $438,000.

Gain on Sale of SBA loans. The Company sold the guaranteed portion of one (non-PPP) SBA loan in the six month period ended June 30, 2020 and year ended December 31, 2020 and recorded a gain on the sale of the loan of $266,000. There were no SBA loans (including PPP loans) sold in the six month period ended June 30, 2021 or year ended December 31, 2019.

Earnings on Bank-Owned Life Insurance (BOLI). The Company has purchased life insurance policies on certain employees. Income from the policies and changes in the cash surrender values are recorded as noninterest income. Earnings on BOLI were $276,000 for the six months ended June 30, 2021, an increase of $98,000, or 55.1%, over the same period in 2020. Earnings on BOLI were $354,000 for the year ended December 31, 2020, an increase of $96,000, or 37.2%, over the same period in 2019.

Other. This category includes a variety of other income-producing activities, including partnership and investment fund income, foreclosed asset rental income, tenant lease income, dividends from the FHLB, and other fee income.

Other noninterest income increased $75,000, or 28.2%, from $266,000 for the six months ended June 30, 2020 to $341,000 for the six months ended June 30, 2021. The increase in other noninterest income was primarily due to an increase in lease income on other real estate owned. Other noninterest income decreased $59,000, or 14.3%, from $412,000 for the year ended December 31, 2019 to $353,000 for the year ended December 31, 2020. The decrease was due primarily to a decrease in income recognized on our investments in partnerships and funds associated with the Small Business Investment Company program of the SBA. Our investments in these partnerships and funds aid the Company in meeting the requirements of the Community Reinvestment Act. The partnerships and funds are licensed small business investment companies whose income is primarily derived from investment in small businesses and ultimate liquidation of these investments at a future date for profit.

Noninterest Expense

Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of our facilities and our furniture, fixtures and office equipment, legal and professional fees, data processing and network expenses, regulatory fees, including FDIC assessments, marketing expenses, and loan operations and repossessed asset related expenses.

Six months ended June 30, 2021 vs. Six months ended June 30, 2020. For the six months ended June 30, 2021, noninterest expense totaled $33.3 million, an increase of $8.8 million, or 35.7%, compared to $24.5 million for the six months ended June 30, 2020.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Six Months Ended June 30,
(Dollars in thousands)	2021	2020	Increase (Decrease)
Noninterest Expense:
Salaries and employee benefits	$22,475	$15,172	$7,303	48.1%
Net occupancy and equipment expenses	2,391	1,924	467	24.3%

Other:
Legal and professional fees	2,679	2,689	(10)	(0.4)%
Data processing	843	1,033	(190)	(18.4)%
Network expenses	587	398	189	47.5%
Regulatory assessments	343	478	(135)	(28.2)%
Marketing expenses	810	555	255	45.9%
Loan operations and other real estate owned expenses	1,193	955	238	24.9%
Loss on sale of other real estate owned	344	—	344	100.0%
Other expenses	1,633	1,332	301	22.6%

Total noninterest expense	$33,298	$24,536	$8,762	35.7%

Year ended December 31, 2020 vs. Year ended December 31, 2019. For the year ended December 31, 2020, noninterest expense totaled $47.4 million, an increase of $17.1 million, or 56.4%, compared to $30.3 million for the year ended December 31, 2019.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,
(Dollars in thousands)	2020	2019	Increase (Decrease)
Noninterest Expense:
Salaries and employee benefits	$29,262	$19,983	$9,279	46.4%
Net occupancy and equipment expenses	4,127	2,612	1,515	58.0%
Other:
Legal and professional fees	3,962	2,415	1,547	64.1%
Data processing	2,299	1,108	1,191	107.5%
Network expenses	885	630	255	40.5%
Regulatory assessments	1,303	434	869	200.2%
Marketing expenses	1,326	699	627	89.7%
Loan operations and other real estate owned expenses	1,368	819	549	57.1%
Loss on sale of other real estate owned	—	38	(38)	(100.0)%

Other expenses	2,871	1,572	1,299	82.6%

Total noninterest expense	$47,403	$30,310	$17,093	56.4%

Salaries and Employee Benefits. Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes.

Salaries and employee benefits were $22.5 million for the six months ended June 30, 2021, an increase of $7.3 million, or 48.1%, compared to $15.2 million for the same period in 2020. The increase was due to our investment in additional personnel, which we expect will foster future growth and allow us to accommodate that growth, and increased commissions related to our loan and deposit growth. As of June 30, 2021 and 2020, the number of employees was 265 and 212, respectively.

Salaries and employee benefits were $29.3 million for the year ended December 31, 2020, an increase of $9.3 million, or 46.4%, compared to $20.0 million for the same period in 2019. The increase was primarily due to the addition of approximately 60 employees from the acquisition of Heritage on January 1, 2020 and increased commissions related to our loan and deposit growth. As of December 31, 2020 and 2019, we had 213 and 147 employees, respectively.

Net Occupancy and Equipment Expenses. Net occupancy expenses were $2.4 million and $1.9 million for the six months ended June 30, 2021 and 2020, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation and software amortization totaling $1.2 million and $908,000 for the six months ended June 30, 2021 and 2020, respectively. In addition, we have had increases in lease expense and in building maintenance, landscaping services and janitorial services related to the five branches acquired in the Heritage acquisition.

Net occupancy expenses were $4.1 million and $2.6 million for the years ended December 31, 2020 and 2019, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation and software amortization totaling $1.9 million for the year ended December 31, 2020 and $1.1 million for the same period in 2019. The increase of $1.5 million, or 58.0%, in occupancy expenses for the year ended December 31, 2020 compared to 2019 was due primarily to the addition of five branches acquired in the Heritage acquisition.

Legal and Professional Fees. Legal and professional fees were $2.7 million for each of the six months ended June 30, 2021 and 2020. Legal and professional fees were $4.0 million and $2.4 million for the years ended December 31, 2020 and 2019, respectively. The increase for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to higher audit, consulting, legal, and recruitment costs. Higher costs primarily resulted from expenses related to the acquisition of Heritage, the PPP loan program, and additional personnel.

Data Processing. Data processing costs were $843,000 and $1.0 million for the six months ended June 30, 2021 and 2020, respectively. Data processing costs were $2.3 million and $1.1 million for the years ended December 31, 2020 and 2019, respectively. The increase for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to: (i) higher transaction volumes related to the increased number of loan and deposit accounts, (ii) data conversion costs related to the Heritage acquisition, and (iii) data processing costs for Heritage prior to core system conversion on July 1, 2020.

Network Expenses. Network expenses were $587,000 and $398,000 for the six months ended June 30, 2021 and 2020, respectively. Network expenses were $885,000 and $630,000 for the years ended December 31, 2020 and 2019, respectively. The increases were primarily due to an increase in the number of branches from seven to twelve as a result of the Heritage acquisition and an increase in the number of employees from 147 at December 31, 2019 to 265 at June 30, 2021.

Regulatory Assessments. Regulatory assessment expenses were $343,000 and $478,000 for the six months ended June 30, 2021 and 2020, respectively. Regulatory assessment expenses were $1.3 million and $434,000 for the years ended December 31, 2020 and 2019, respectively.

Marketing Expenses. Advertising and marketing-related expenses were $810,000 and $555,000 for the six months ended June 30, 2021 and 2020, respectively. Advertising and marketing-related expenses were $1.3 million and $699,000 for the years ended December 31, 2020 and 2019, respectively. The increases were primarily due to new digital marketing campaigns for TCCC and new deposit campaigns as part of the Heritage acquisition.

Loan Operations and Other Real Estate Owned Expenses. Loan operations and other real estate owned expenses were $1.2 million and $955,000 for the six months ended June 30, 2021 and 2020, respectively. Loan operations and other real estate owned expenses were $1.4 million and $819,000 for the years ended December 31, 2020 and 2019, respectively. The increases were primarily due to processing costs and agent fees related to the PPP loan program.

Loss on Sale of Other Real Estate Owned. The Company recorded a loss of $344,000 on the sale of one OREO property in the six month period ended June 30, 2021. There were no OREO properties sold in the six month period ended June 30, 2020. The Company recorded a loss of $38,100 on the sale of three OREO properties sold during the year ended December 31, 2019. There were no OREO properties sold during the year ended December 31, 2020.

Other. This category includes operating and administrative expenses, such as operational losses (debit cards, check fraud, etc.), software licenses, insurance, director fees, publications and subscription expenses, postage and mail expenses, correspondent bank fees, office supplies and communication expenses. Other noninterest expense was $1.6 million for the six months ended June 30, 2021, an increase of $301,000, or 22.6%, compared to the same period in 2020, primarily due to an increase in telephone expenses and software maintenance expense. Other noninterest expense increased to $2.9 million for the year ended December 31, 2020, compared to $1.6 million for the same period in 2019, an increase of $1.3 million, or 82.6%. The increase was primarily due to (i) increases in telephone, mobile phone, software maintenance, print and office supplies, and insurance related to the increase in employees from 147 employees to 213 employees at December 31, 2019 and 2020, respectively, and the increase in branch locations from seven to twelve as a result of the Heritage acquisition, (ii) amortization of core deposit intangible, or CDI, of $161,500 related to the Heritage acquisition, (iii) increase in printed check expense related to the growth in deposit accounts and new checks for accounts acquired from Heritage, and (iv) increase in board of directors costs related to additional board and committee positions.

Income Tax Expense

The amount of income tax expense we incur is impacted by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Six months ended June 30, 2021 vs. Six months ended June 30, 2020. For the six months ended June 30, 2021 and 2020, income tax expense totaled $2.3 million and $1.4 million, respectively, and our effective tax rate was 21.0% for the periods ended June 30, 2021 and 2020.

Year ended December 31, 2020 vs. Year ended December 31, 2019. For the years ended December 31, 2020 and 2019, income tax expense totaled $3.5 million and $852,000, respectively. Our effective tax rate for the years ended December 31, 2020 and 2019 were 22.4% and 26.3%, respectively. The decrease in the effective tax rate was due to an increase in non-deductible capital offering expenses and merger costs.

Financial Condition

Total assets were $2.01 billion as of June 30, 2021 compared to $1.87 billion as of December 31, 2020, an increase of $146.0 million, or 7.8%, due primarily to an increase in cash and cash equivalents as a result of organic deposit growth of $149.4 million. Our total assets increased $939.0 million, or 101.1%, from $928.3 million as of December 31, 2019, to $1.87 billion as of December 31, 2020. Our asset growth in 2020 was primarily the result of (i) the acquisition of Heritage, (ii) PPP loans related to the CARES Act, and (iii) organic loan growth.

Loan Portfolio

Our primary source of income is derived through interest earned on loans to small-to medium-sized businesses, commercial companies, professionals and individuals located in our primary market areas. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in our primary market areas. Our loan portfolio represents the highest yielding component of our earning assets.

As of June 30, 2021, total loans were $1.55 billion, a decrease of $4.3 million, or 0.3%, compared to $1.56 billion as of December 31, 2020. The decrease in loans was primarily due to $382.6 million in PPP loan payoffs and forgiveness by the SBA offset by an additional $320.5 million in PPP loans as a result of our continued participation in the PPP loan program under the CARES Act. As of December 31, 2020, total loans were $1.56 billion, an increase of $747.5 million, or 92.4%, compared to $808.6 million as of December 31, 2019. The increase was primarily a result of the acquisition of Heritage, our participation in the loan programs under the CARES Act and continued organic growth in our primary market areas. Loans acquired as part of the Heritage acquisition totaled $263.3 million and outstanding loans under the CARES Act as of December 31, 2020 were $395.7 million.

Total loans as a percentage of deposits were 87.0%, 95.2% and 100.2% as of June 30, 2021, December 31, 2020 and 2019, respectively. Total loans as a percentage of assets were 77.1%, 83.3% and 87.1% as of June 30, 2021, December 31, 2020 and 2019, respectively.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

(Dollars in thousands)			For the Year Ended December 31,
	June 30, 2021		2020		2019		2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$361,217	23.3%	$353,273	22.7%	$219,920	27.2%	$190,954	27.7%	$169,947	28.3%	$131,842	29.3%
Non-farm non-residential non-owner occupied	286,533	18.5%	277,804	17.9%	191,036	23.6%	155,850	22.7%	116,169	19.4%	67,959	15.0%
Residential	165,890	10.7%	140,622	9.0%	87,064	10.7%	60,048	8.7%	47,125	7.9%	34,687	7.7%
Construction, development and other	80,400	5.2%	98,207	6.3%	60,445	7.5%	57,026	8.3%	57,874	9.6%	35,470	7.9%
Farmland	6,011	0.4%	4,653	0.3%	7,359	0.9%	8,955	1.3%	5,952	1.0%	7,574	1.7%
Commercial and industrial	612,306	39.4%	645,928	41.5%	214,935	26.6%	191,487	27.8%	178,663	29.8%	149,585	33.2%
Consumer	4,499	0.3%	4,157	0.3%	3,781	0.5%	4,184	0.6%	5,473	0.9%	5,346	1.2%
Other	34,866	2.2%	31,448	2.0%	24,066	3.0%	19,855	2.9%	18,825	3.1%	18,160	4.0%

Total loans	$1,551,722	100%	$1,556,092	100.0%	$808,606	100.0%	$688,359	100.0%	$600,028	100.0%	$450,623	100.0%

Commercial Real Estate Loans. Owner-occupied commercial real estate loans increased $7.9 million, or 2.3%, to $361.2 million as of June 30, 2021 from $353.3 million as of December 31, 2020. The increase was due to the addition of several lenders during the six months ended June 30, 2021 and increased productivity of existing lenders in response to market demand. Owner-occupied commercial real estate loans increased $133.4 million, or 60.6%, to $353.3 million as of December 31, 2020 from $219.9 million as of December 31, 2019. We acquired $102.1 million in owner-occupied commercial real estate loans on January 1, 2020 as part of the Heritage acquisition. The remaining increase was due to increased productivity of existing lenders in response to an increase in market demand.

Non-owner-occupied commercial real estate loans increased $8.7 million, or 3.1%, to $286.5 million as of June 30, 2021 from $277.8 million as of December 31, 2020. Non-owner occupied commercial real estate loans increased $86.8 million, or 45.4%, to $277.8 million as of December 31, 2020 from $191.0 million as of December 31, 2019. We acquired $46.0 million in non-owner-occupied commercial real estate loans on January 1, 2020 as part of the Heritage acquisition. The remaining increase was due to increased productivity and portfolio size of existing lenders in response to an increase in market demand.

The following tables present the commercial real estate loan balances, associated percentage of commercial real estate concentrations, and maximum loan-to-value, or LTV, ratio allowed per our loan policy, by collateral type as of the dates indicated. Management prepares for the Bank’s board of directors a quarterly report of LTV policy exceptions for loans that were approved during the immediately preceding quarter. Generally, there are very few policy exceptions identified in the quarterly reports.

	As of June 30, 2021
(Dollars in thousands)	Loan Balance	Percentage of Commercial Real Estate Portfolio	Maximum LTV per Policy
Industrial	$180,247	27.8%	80%
Office/Medical Office	97,850	15.1%	80%
Retail	64,711	10.0%	80%
Gas station/Convenience Store	49,738	7.7%	70%
Restaurants	39,405	6.1%	70%
Sports/Entertainment Facility(1)	33,303	5.1%	70%
Medical Facility(2)	32,792	5.1%	70%
All other types(3)	149,704	23.1%	Up to 75%, depending on type

Total commercial real estate loans	$647,750	100.0%

	As of December 31, 2020
(Dollars in thousands)	Loan Balance	Percentage of Commercial Real Estate Portfolio	Maximum LTV per Policy
Industrial	$161,666	25.6%	80%
Office/Medical Office	88,416	14.0%	80%
Retail	65,936	10.4%	80%
Gas station/Convenience Store	50,760	8.0%	70%
Restaurants	40,721	6.5%	70%
Sports/Entertainment Facility(1)	33,484	5.3%	70%
Medical Facilities(2)	31,818	5.0%	70%
Hotels/Motels	28,959	4.6%	70%
All other types(4)	129,317	20.6%	Up to 75%, depending on type

Total commercial real estate loans	$631,077	100.0%

	As of December 31, 2019
(Dollars in thousands)	Loan Balance	Percentage of Commercial Real Estate Portfolio	Maximum LTV per Policy
Industrial	$119,641	29.1%	80%
Office/Medical Office	66,186	16.1%	80%
Retail	58,303	14.2%	80%
Medical Facilities(2)	28,349	6.9%	70%
Gas station/Convenience Store	25,387	6.2%	70%
Restaurant	21,800	5.3%	70%

	As of December 31, 2019
(Dollars in thousands)	Loan Balance	Percentage of Commercial Real Estate Portfolio	Maximum LTV per Policy
All other types(5)	91,290	22.2%	Up to 75%, depending on type

Total commercial real estate loans	$410,956	100.0%

(1)	Sports/Entertainment includes country clubs, event centers, recreational sports complexes, a dance studio, and a gun range.
(2)	Medical includes hospital, urgent care, assisted living, hospice and inpatient rehab.
(3)

All other types are those that individually make up less than 5.0% commercial real estate concentrations and as of June 30, 2021 include car washes, hotels/motels, religious, schools and day cares, RV and mobile home parks, self storage, auto dealerships, and other types that individually count for less than 1.0% of the commercial real estate portfolio.

(4)

All other types are those that individually make up less than 5.0% commercial real estate concentrations and as of December 31, 2020 include RV and mobile home parks, car washes, religious facilities, schools and daycares, self storage, auto dealerships, and other types that individually count for less than 1.0% of the commercial real estate portfolio.

(5)

All other types are those that individually make up less than 5.0% commercial real estate concentrations and as of December 31, 2019 include sports/entertainment, self storage, auto dealership, car wash, RV and mobile home parks, oil change/auto repair facilities, hotels/motels, and other types that individually count for less than 1.0% of the commercial real estate portfolio.

Residential Real Estate Loans. Residential real estate loans increased $25.3 million, or 18.0%, to $165.9 million as of June 30, 2021 from $140.6 million as of December 31, 2020. Residential real estate loans increased $53.6 million, or 61.5%, to $140.6 million as of December 31, 2020 from $87.1 million as of December 31, 2019. We acquired $45.2 million in residential real estate loans on January 1, 2020 as part of the Heritage acquisition. The remaining increase was primarily a result of continued organic growth.

Construction and Development Loans. Construction and development loans decreased $17.8 million, or 18.1%, to $80.4 million as of June 30, 2021 from $98.2 million as of December 31, 2020. The decrease was primarily due to loans moving to commercial and residential real estate as construction was completed. Construction and development loans increased $37.8 million, or 62.5%, to $98.2 million as of December 31, 2020 from $60.4 million as of December 31, 2019. We acquired $50.0 million in construction and development real estate loans on January 1, 2020 as part of the Heritage acquisition.

Commercial and Industrial Loans. Commercial and industrial loans decreased $33.6 million, or 5.2%, to $612.3 million as of June 30, 2021 from $645.9 million as of December 31, 2020. The decrease was primarily a result of $382.6 million in PPP loan payoffs and forgiveness by the SBA offset by our continued participation in the PPP loan program with an additional $320.5 million in PPP loans booked in the six months ended June 30, 2021. Commercial and industrial loans increased $431.0 million, or 200.5%, to $645.9 million as of December 31, 2020 from $214.9 million as of December 31, 2019. CARES Act loans represented $395.7 million of the increase. We acquired $17.1 million in commercial and industrial loans on January 1, 2020 as part of the Heritage acquisition. In addition, the commercial and industrial loan category includes factored receivables. We provide working capital financing through the purchase of accounts receivable at a discount to face value, which we refer to as commercial finance. Our factored receivables are acquired by TCCC. At June 30, 2021 and December 31, 2020, outstanding factored receivables were $28.4 million and $23.1 million, respectively. The remaining increase was due to organic growth in our markets.

Other Loan Categories. Other categories of loans included in our loan portfolio include farmland loans, consumer loans, agricultural loans made to farmers and ranchers relating to their operations and lease financing. None of these categories of loans represents a material portion of our total loan portfolio.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of the dates indicated are summarized in the following tables:

	As of June 30, 2021
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$31,125	$124,278	$205,814	$361,217
Non-farm non-residential non-owner occupied	18,019	135,090	133,424	286,533
Residential	29,105	61,171	75,614	165,890
Construction, development and other	25,408	16,903	38,089	80,400
Farmland	918	2,958	2,135	6,011
Commercial and industrial	161,975	373,971	76,360	612,306
Consumer	1,317	2,448	734	4,499
Other	2,739	32,127	—	34,866

Total loans	$270,606	$748,946	$532,170	$1,551,722

Amounts with fixed rates	$122,121	$667,674	$47,420	$837,215
Amounts with floating rates	$148,485	$81,272	$484,750	$714,507

	As of December 31, 2020
(Dollars in thousands)	One Year or Less	One through Five Years	After Five Years	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$40,554	$109,789	$202,930	$353,273
Non-farm non-residential non-owner occupied	8,006	130,823	138,975	277,804
Residential	18,715	49,443	72,464	140,622
Construction, development and other	34,989	21,514	41,704	98,207
Farmland	551	2,346	1,756	4,653
Commercial and industrial	487,123	103,381	55,424	645,928
Consumer	1,465	2,177	515	4,157
Other	3,076	28,372	—	31,448

Total loans	$594,479	$447,845	$513,768	$1,556,092

Amounts with fixed rates	$455,032	$392,694	$57,627	$875,353
Amounts with floating rates	$139,447	$85,151	$456,141	$680,739

	As of December 31, 2019
(Dollars in thousands)	One Year or Less	One through Five Years	After Five Years	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$16,387	$96,807	$106,726	$219,920
Non-farm non-residential non-owner occupied	32,766	81,894	76,376	191,036
Residential	15,615	44,311	27,138	87,064
Construction, development and other	31,778	14,054	14,613	60,445
Farmland	2,379	4,253	727	7,359
Commercial and industrial	104,414	75,824	34,697	214,935
Consumer	1,616	1,866	299	3,781
Other	4,063	20,003	—	24,066

Total loans	$209,018	$339,012	$260,576	$808,606

Amounts with fixed rates	$72,918	$263,950	$17,368	$354,236
Amounts with floating rates	$136,100	$75,062	$243,208	$454,370

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management’s opinion, reasonably assured.

We believe our conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our bankers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

We had $13.0 million in nonperforming assets as of June 30, 2021, compared to $15.8 million as of December 31, 2020, and $6.4 million as of December 31, 2019, and we had $11.3 million in nonperforming loans as of June 30, 2021, compared to $12.4 million as of December 31, 2020, and $4.6 million as of December 31, 2019. The increase in nonperforming assets from December 31, 2019 to December 31, 2020 was primarily attributable to the foreclosure of one commercial real estate property, the restructure of several loans during 2020, and the placement of several commercial and real estate loans on nonaccrual during 2020 as a result of continued deteriorating financial performance for the identified loans. We believe that the value recorded for each of the properties held in other real estate owned is adequately supported by recent appraisals.

The following table presents information regarding nonperforming assets at the dates indicated:

	As of June 30, 2021	As of December 31,
(Dollars in thousands)		2020	2019	2018	2017	2016
Nonaccrual loans(1)	$5,158	$7,257	$4,078	$5,044	$4,549	$955
Loans > 90 days and still accruing	184	752	194	—	694	221
Restructured loan—accruing	5,924	4,395	328	419	460	695

Total nonperforming loans	$11,266	$12,404	$4,600	$5,463	$5,703	$1,871

Other real estate owned and repossessed assets	1,686	3,367	1,767	2,052	727	1,256

Total nonperforming assets	$12,952	$15,771	$6,367	$7,515	$6,430	$3,127

Ratio of nonperforming loans to total loans	0.73%	0.80%	0.57%	0.79%	0.95%	0.42%
Ratio of nonperforming loans to total assets	0.56%	0.66%	0.50%	0.65%	0.85%	0.35%

(1)	Restructured loans-nonaccrual are included in nonaccrual loans.

The following table summarizes our nonaccrual loans by category as of the dates indicated:

	As of June 30, 2021	As of December 31,
(Dollars in thousands)		2020	2019	2018	2017	2016
Nonaccrual loans by category:
Commercial and industrial	$3,227	$4,155	$3,342	$3,681	$2,992	$955
Real estate:
Commercial real estate owner occupied	1,058	1,944	57	—	—	—
Commercial real estate non-owner	365	385	—	1,310	—	—
Construction and development	257	264	—	53	—	—
Residential	76	85	630	—	1,557	—
Consumer	—	—	15	—	—	—
Other	—	—	34	—	—	—
Purchase credit impaired	175	424	—	—	—	—

Total nonaccrual loans	$5,158	$7,257	$4,078	$5,044	$4,549	$955

COVID-19 Loan Deferments

During March of 2020 and to help mitigate the anticipated effects of the COVID-19 pandemic on certain borrowers, we began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers were able to apply for an additional deferral, and a small portion of our customers requested such an additional deferral. At June 30, 2021, we had approximately 660 loans totaling $320.3 million subject to deferral and modification agreements due to COVID-19 whereby certain principal and/or interest payments during a specified period were deferred to the end of each of the loan terms. The CARES Act provides banks an option to elect to not account for certain loan modifications related to COVID-19 as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to COVID-19 reported as past due or placed on non-accrual status. At June 30, 2021, $5.9 million in interest has been recognized by the Company related to these loans which will not be received until the end of each of the loan terms.

Potential Problem Loans

From a credit risk standpoint, we classify loans in one of six categories: pass, special mention, substandard, purchase credit impaired, doubtful or loss. Within the pass category, we classify loans into one of the following five subcategories based on perceived credit risk, including repayment capacity and collateral security: excellent, very good, high pass, pass and watch. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings of our substandard credits on a monthly basis. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Our methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention show clear signs of financial weaknesses or deterioration in creditworthiness; however, such concerns are not so pronounced that we generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses in the collateral for the loan. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits purchased from third parties are recorded at their estimated fair value at the acquisition date and are classified as purchase credit impaired (PCI) loans if the loans reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments. For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the allowance for loan losses and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established allowance for loan losses is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan. Loan dispositions may include sales of loans, receipt of payments in full from the borrower, or foreclosure. Write-downs are not recorded on the PCI loan until actual losses exceed the remaining non-accretable difference. Through June 30, 2021, no write-downs have been recorded for the PCI loans held by the Company.

Credits rated as doubtful have weaknesses of substandard assets that are sufficient to make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

Credits rated as loss are charged-off. We have no expectation of the recovery of any payments in respect of credits rated as loss.

The following table summarizes the internal ratings of our loans as of the dates indicated:

(Dollars in thousands)	June 30, 2021
	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Purchase Credit Impaired	% of Total	Doubtful	% of Total	Total
Real estate:

Commercial real estate:

Non-farm non-residential owner occupied	$348,124	96.4%	$8,618	2.4%	$4,475	1.2%	$—	—	$—	—	$361,217
Non-farm non-residential non-owner occupied	263,507	92.0%	12,213	4.2%	7,400	2.6%	3,413	1.2%	—	—	286,533
Residential	164,785	99.3%	—	—	1,025	0.6%	80	0.1%	—	—	165,890
Construction, development and other	75,999	94.5%	—	—	257	0.3%	4,144	5.2%	—	—	80,400
Farmland	6,011	100.0%	—	—	—	—	—	—	—	—	6,011
Commercial and industrial	598,150	97.7%	4,635	0.8%	9,283	1.5%	238	0.0%	—	—	612,306
Consumer	4,499	100.0%	—	—	—	—	—	—	—	—	4,499
Other	34,866	100.0%	—	—	—	—	—	—	—	—	34,866

Gross loans	$1,495,941	96.4%	$25,466	1.6%	$22,440	1.5%	$7,875	0.5%	$—	—	$1,551,722

(Dollars in thousands)	December 31, 2020
	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Purchase Credit Impaired	% of Total	Doubtful	% of Total	Total
Real estate:

Commercial real estate:

Non-farm non-residential owner occupied	$335,442	95.0%	$12,189	3.4%	$5,642	1.6%	$—	—	$—	—	$353,273
Non-farm non-residential non-owner occupied	255,468	91.9%	12,706	4.6%	5,730	2.1%	3,900	1.4%	—	—	277,804
Residential	139,743	99.4%	—	—	861	0.6%	18	0.0%	—	—	140,622
Construction, development and other	93,817	95.5%	—	—	267	0.3%	4,123	4.2%	—	—	98,207
Farmland	4,653	100.0%	—	—	—	—	—	—	—	—	4,653
Commercial and industrial	629,093	97.4%	6,144	1.0%	9,847	1.5%	270	0.0%	574	0.1%	645,928
Consumer	4,157	100.0%	—	—	—	—	—	—	—	—	4,157
Other	31,448	100.0%	—	—	—	—	—	—	—	—	31,448

Gross loans	$1,493,821	96.0%	$31,039	2.0%	$22,347	1.4%	$8,311	0.5%	$574	0.1%	$1,556,092

(Dollars in thousands)	December 31, 2019
	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Purchase Credit Impaired	% of Total	Doubtful	% of Total	Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$209,566	95.3%	$8,059	3.7%	$1,968	0.9%	$327	0.1%	$—	—	$219,920
Non-farm non-residential non-owner occupied	186,894	97.8%	—	—	3,699	2.0%	443	0.2%	—	—	191,036
Residential	86,030	98.8%	—	—	459	0.5%	575	0.7%	—	—	87,064
Construction, development and other	60,337	99.8%	—	—	108	0.2%	—	—	—	—	60,445
Farmland	7,359	100.0%	—	—	—	—	—	—	—	—	7,359
Commercial and industrial	210,621	98.0%	1,283	0.6%	2,139	1.0%	—	—	892	0.4%	214,935
Consumer	3,745	99.0%	—	—	36	1.0%	—	—	—	—	3,781
Other	24,032	99.9%	—	—	34	0.1%	—	—	—	—	24,066

Gross loans	$788,584	97.5%	$9,342	1.2%	$8,443	1.0%	$1,345	0.2%	$892	0.1%	$808,606

Allowance for Loan Losses

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature and volume of our loan portfolio, overall portfolio quality, industry or borrower concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates, among other factors. Please see “—Critical Accounting Policies—Allowance for Loan Losses.”

In connection with the review of our loan portfolio, we consider risk elements applicable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

•

for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•

for commercial real estate loans and multi-family residential loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•

for 1-4 family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt-to-income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

•

for construction and development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

As of June 30, 2021, the allowance for loan losses totaled $13.4 million, or 0.9% of total loans. As of December 31, 2020, the allowance for loan losses totaled $12.0 million, or 0.8% of total loans. Our allowance for loan losses as of June 30, 2021 increased by $1.4 million, or 11.8%, compared to December 31, 2020 primarily due to loan growth and an increase in reserve due to the continuing uncertainty related to the COVID-19 pandemic and related economic effects. As of December 31, 2019, the allowance for loan losses totaled $8.1 million, or 1.0% of total loans. Our allowance for loan losses as of December 31, 2020 increased $3.9 million, or 47.5%, compared to December 31, 2019, primarily due to the increase in net charge-offs for the year ended December 31, 2020 compared to the same period in 2019, loan growth, and an increase in the reserve due to the continuing uncertainty related to the COVID-19 pandemic and related economic effects.

The following tables present, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

(Dollars in thousands)	June 30, 2021	December 31,
		2020	2019	2018	2017	2016
Average loans outstanding	$1,628,988	$1,433,412	$739,525	$649,671	$522,918	$387,269

Total loans outstanding at end of period	$1,551,722	$1,556,092	$808,606	$688,359	$600,028	$450,623

Allowance for loan loss at beginning of period	$11,979	$8,123	$6,927	$5,460	$4,597	$3,806
Provision for loan loss	1,500	7,550	1,625	1,500	1,613	1,200
Charge-offs:
Real estate:
Commercial real estate:
Non-farm non-residential non-owner occupied	—	(2,336)	—	—	—	(450)
Commercial and industrial	(170)	(1,389)	(506)	(108)	(750)	—
Consumer	(18)	(7)	(2)	(14)	—	—
Other	—	—	—	—	—	—

Total Charge-offs	(188)	(3,732)	(508)	(122)	(750)	(450)

Recoveries
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	—	—	50	—	—	—
Residential	—	—	—	—	—	41
Commercial and industrial	99	33	29	89	—	—
Consumer	2	5	—	—	—	—
Other	2	—	—	—	—	—

Total recoveries	103	38	79	89	—	41

Net (charge-offs) recoveries	(85)	(3,694)	(429)	(33)	(750)	(409)

Allowance for loan losses at end of period	$13,394	$11,979	$8,123	$6,927	$5,460	$4,597

Ratio of allowance to end of period loans	0.86%	0.77%	1.00%	1.01%	0.91%	1.02%
Ratio of net (charge-offs) recoveries to average loans	(0.01)%	(0.26)%	(0.06)%	(0.01)%	(0.14)%	(0.11)%

Total loans increased from $450.6 million as of December 31, 2016, to $1.56 billion as of December 31, 2020. Net charge-offs were minimal, representing on average 0.12% of average loan balances during the same period. Total loans decreased $4.4 million from December 31, 2020, to $1.55 billion as of June 30, 2021. During the six months ended June 30, 2021, charge-offs and recoveries were minimal, representing a net charge-off of approximately $85,000 during the six months ended June 30, 2021.

Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio. If our primary market areas experience economic declines, if asset quality deteriorates or if we are successful in growing the size of our loan portfolio, our allowance could become inadequate and material additional provisions for loan losses could be required.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

(Dollars in thousands)	As of June 30, 2021		As of December 31,
			2020		2019		2018		2017		2016
	Amount	% to Total	Amount	% to Total	Amount	% to Total	Amount	% to Total	Amount	% to Total	Amount	% to Total
Real estate:
Commercial real estate:
Non-farm non-residential owner occupied	$3,936	29.4%	$2,608	21.8%	$2,158	26.6%	$1,559	22.5%	$1,119	20.5%	$973	21.2%
Non-farm non-residential non-owner occupied	4,330	32.3%	3,107	25.9%	1,627	20.0%	1,669	24.1%	1,094	20.0%	601	13.1%
Residential	1,050	7.8%	1,218	10.2%	373	4.6%	219	3.2%	137	2.5%	129	2.8%
Construction, development and other	682	5.1%	932	7.8%	330	4.1%	306	4.4%	260	4.8%	141	3.1%
Farmland	34	0.3%	32	0.2%	29	0.4%	28	0.4%	14	0.3%	24	0.5%
Commercial and industrial	3,192	23.8%	3,858	32.2%	3,504	43.1%	3,063	44.2%	2,731	50.0%	2,575	56.0%
Consumer	10	0.1%	35	0.3%	16	0.2%	14	0.2%	12	0.2%	27	0.6%
Other	160	1.2%	189	1.6%	86	1.0%	69	1.0%	93	1.7%	127	2.7%

	$13,394	100.0%	$11,979	100.00%	$8,123	100.00%	$6,927	100.00%	$5,460	100.00%	$4,597	100.00%

Securities

Our investment portfolio consists of state and municipal securities, mortgage-backed securities, and corporate bonds classified as available for sale. The carrying value of such securities is adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity.

As of June 30, 2021, the carrying amount of the security portfolio was $26.0 million compared to $25.6 million as of December 31, 2020, an increase of $396,000, or 1.5%. As of December 31, 2020, the carrying amount of the security portfolio was $25.6 million, an increase of $25.1 million, compared to $536,000 as of December 31, 2019. Investment securities represented 1.3%, 1.4%, and 0.1% of total assets as of June 30, 2021, December 31, 2020 and 2019, respectively.

The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	June 30, 2021
(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Investment securities available for sale:
State and municipal securities	$1,091	$11	$—	$1,102
Mortgage-backed securities	887	27	—	914
Corporate bonds	23,564	650	(239)	23,975

	$25,542	$688	$(239)	$25,991

	December 31, 2020
(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Investment securities available for sale:
State and municipal securities	$1,881	$14	$(1)	$1,894
Mortgage-backed securities	1,005	23	—	1,028
Corporate bonds	22,571	321	(219)	22,673

	$25,457	$358	$(220)	$25,595

	December 31, 2019
(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Investment securities available for sale:
Mortgage-backed securities	$535	$1	$—	$536

The mortgage-backed securities held include Fannie Mae, Freddie Mac, and Ginnie Mae securities. We do not hold any preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A or second lien elements in our investment portfolio. As of June 30, 2021, our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Our management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. The contractual maturities of the mortgage-backed securities held range from 2021 to 2046 and are not a reliable indicator of the expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The terms of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of the security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of the security. Therefore, schedules of maturities have been excluded from this disclosure. The weighted average life of our investment portfolio was 7.68 years with an estimated modified duration of 6.34 years as of June 30, 2021. The weighted average life of our investment portfolio was 7.97 years with an estimated modified duration of 6.49 years as of December 31, 2020. The weighted average life of our investment portfolio was 5.11 years with an estimated modified duration of 4.44 years as of December 31, 2019.

The amortized cost and estimated fair value of securities available for sale at June 30, 2021, by contractual maturity, are shown below:

	June 30, 2021
	Amortized Cost	Estimated Fair Value
Due in one year or less	$260	$261
Due from one year to five years	831	841
Due from five years to ten years	23,564	23,975

	24,655	25,077
Mortgage-backed securities	887	914

	$25,542	$25,991

Deposits

We offer a variety of deposit products, which have a wide range of interest rates and terms, including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and personalized service to attract and retain these deposits.

Total deposits as of June 30, 2021 were $1.78 billion, an increase of $149.4 million, or 9.1%, compared to $1.63 billion as of December 31, 2020. The increase was primarily due to continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances. Total deposits as of December 31, 2020 increased $826.5 million, or 102.4%, compared to $807.3 million as of December 31, 2019. The increase was primarily related to the deposits acquired in the Heritage acquisition and related premium on the acquired deposits, continued growth in our primary market areas and specifically in interest-bearing demand deposit categories (i.e., NOW and money market accounts). We also had an increase in brokered certificates of deposit to supplement our growth during 2020.

As of June 30, 2021, our 15 largest deposit relationships, excluding brokered deposits, accounted for $535.4 million, or 30.0%, of our total deposits. As of December 31, 2020, our 15 largest deposit relationships, excluding brokered deposits, accounted for $487.4 million, or 29.8%, of our total deposits. As of December 31, 2019, our 15 largest deposit relationships, excluding brokered deposits, accounted for $341.4 million, or 42.3%, of our total deposits. Overall, our large deposit relationships have been relatively consistent over time and have helped to continue to grow our deposit base. Our 15 largest deposit relationships, excluding brokered deposits, consisted of demand deposits and time deposits and were comprised of the following entity types as of the periods indicated:

	As of June 30,	As of December 31,
(Dollars in thousands)	2021	2020	2019
Trust	$270,832	$270,437	$176,346
Business	116,453	73,423	22,035
Public Funds	61,295	64,103	63,304
Not for Profit	51,418	51,237	55,682
Individual	35,381	28,196	24,080

Total	$535,379	$487,396	$341,447

As of June 30, 2021 and December 31, 2020 and 2019, none of our 15 largest deposit relationships, excluding brokered deposits, individually represented 10% or more of our total deposits. Our brokered deposit account balance was $230.0 million, or 12.9% of our total deposits, as of June 30, 2021, $230.0 million, or 14.1% of our total deposits, as of December 31, 2020, and $11.3 million, or 1.4% of our total deposits, as of December 31, 2019. As of June 30, 2021 and December 31, 2020, one brokered deposit relationship represented 11.7% and 12.8%, respectively, of our total deposits. As of December 31, 2019, none of our brokered deposit relationships individually represented 10% or more of our total deposits.

Noninterest-bearing deposits as of June 30, 2021 were $374.9 million, an increase of $47.6 million, or 14.5%, compared to $327.4 million as of December 31, 2020. The December 31, 2020 balance represented an increase of $199.1 million, or 155.2%, compared to $128.3 million as of December 31, 2019, which can be attributed to deposits acquired in the Heritage acquisition, an increase in commercial lending relationships for which we also seek deposit balances and organic growth in our locations.

Total interest-bearing account balances as of June 30, 2021 were $1.41 billion, an increase of $101.9 million, or 7.8%, from $1.31 billion as of December 31, 2020. The December 31, 2020 balance represented an increase of $627.5 million, or 92.4%, from $679.0 million as of December 31, 2019. The increase was primarily due to the acquisition of Heritage and organic deposit growth.

	As of June 30,		As of December 31,
	2021		2020		2019
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Interest-bearing deposits	$1,036,820	73.6%	$909,992	69.7%	$388,430	57.2%
Savings	26,898	1.9%	22,261	1.7%	5,178	0.8%
Time deposits $100,000 and over	327,419	23.3%	356,803	27.3%	277,280	40.8%
Time deposits less than $100,000	17,189	1.2%	17,414	1.3%	8,073	1.2%

Total interest-bearing deposits	$1,408,326	79.0%	$1,306,470	80.0%	$678,961	84.1%

Noninterest-bearing demand deposits	$374,942	21.0%	$327,361	20.0%	$128,297	15.9%

Total deposits	$1,783,268	100.0%	$1,633,831	100.00%	$807,258	100.00%

Total time deposit balances as of June 30, 2021 were $344.6 million, a decrease of $29.6 million, or 7.9%, from the total time deposit balances of $374.2 million as of December 31, 2020. The decrease in total time deposit balances was primarily due to a decrease in personal time deposits $100,000 and over resulting from a reduction in interest rates paid. Total time deposit balances as of December 31, 2020 increased $88.9 million, or 31.1%, from the total deposit balances of $285.4 million as of December 31, 2019. The increase in our total time deposit balances was primarily attributable to the Heritage acquisition, our organic growth in our locations, and an increase in brokered certificates of deposit to supplement our growth.

The following table sets forth the Company’s time deposits by time remaining until maturity as of the dates indicated:

	As of June 30,	As of December 31,
(Dollars in thousands)	2021	2020	2019
Three months or less	$122,117	$110,703	$66,089
Over three months through six months	87,894	80,384	37,941
Over six months through twelve months	108,877	157,972	143,053
Over twelve months	25,720	25,158	38,270

Total	$344,608	$374,217	$285,353

Average deposits for the six months ended June 30, 2021 were $1.77 billion, compared to average deposits as of December 31, 2020 of $1.46 billion, an increase of $305.2 million. The increase was primarily due to continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances. Average deposits for the year ended December 31, 2020 were $1.46 billion, an increase of $713.1 million, or 95.3%, compared to the year ended December 31, 2019. The increase in average deposits was primarily due to the Heritage acquisition, continued growth in our primary market areas, the increase in commercial lending relationships for which we also seek deposit balances, and the increase in brokered certificates of deposit.

The average rate paid on total interest-bearing deposits was 0.67%, 1.07% and 2.21% for the six months ended June 30, 2021, and the years ended December 31, 2020 and 2019, respectively. The following table presents the average balances and average rates paid on deposits for the periods indicated:

	As of June 30,		As of December 31,
	2021		2020		2019
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing deposits	$377,553	—	$310,357	—	$122,961	—
Interest-bearing demand deposits	$1,002,393	0.66%	$734,638	0.82%	$353,066	2.07%
Savings	24,843	0.28%	19,877	0.21%	4,114	0.53%
Time deposits $100,000 and over	344,171	0.71%	382,232	1.58%	258,315	2.44%
Time deposits less than $100,000	17,330	0.61%	13,976	1.45%	9,545	1.76%

Total interest-bearing deposits	$1,388,737	0.67%	$1,150,723	1.07%	$625,040	2.21%

Total deposits	$1,766,290	0.52%	$1,461,080	0.84%	$748,001	1.84%

The ratio of average noninterest-bearing deposits to average total deposits for the six months ended June 30, 2021 was 21.4% and for the years ended December 31, 2020 and 2019 was 21.2% and 16.4%, respectively.

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in our primary market areas and their impact on interest paid on deposits, as well as the ongoing execution of our balance sheet management strategy. Cost of total interest-bearing liabilities is calculated as total interest expense divided by average total interest-bearing deposits plus average total borrowings. Our cost of total interest-bearing liabilities was 0.77% for the six months ended June 30, 2021 and 1.16% and 2.33% for the years ended 2020 and 2019, respectively. The decrease in our cost of funds for the year ended December 31, 2020 from the year ended December 31, 2019 was primarily due to a decrease in our average rates paid on interest-bearing deposits, which were 1.07% in 2020 and 2.21% in 2019.

Borrowings

We have the ability to utilize short-term and long-term borrowings to supplement deposits used to fund our lending and investment activities, each of which is discussed below.

Notes Payable – Senior Debt. On August 30, 2019, the Company renewed a $5.0 million promissory note with a third party lender and extended the maturity date to August 30, 2020. On December 24, 2019, the Company modified the terms of the agreement whereby the note was increased to $10.0 million, and the interest rate was reduced from a floating rate of Wall Street Journal US Prime Rate, plus 0.50%, to a fixed rate of 4.75%. At maturity, the note was renewed and extended to August 31, 2021, in the amount of $10.0 million. The note bore interest at a fixed rate of 4.25%. Interest was payable quarterly on the 30th day of February, May, August and November. All principal and unpaid interest was due upon maturity. As of December 31, 2020, the outstanding principal balance was $10.0 million. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13.0 million in subordinated debt described below.

On March 21, 2018, the Company renewed a $15.0 million promissory note to the same third party lender and extended the maturity date to March 10, 2021. On December 24, 2019, the Company modified the terms of the note whereby the fixed interest rate was reduced from 6.00% to 4.75%. Quarterly principal payments of $375,000 plus interest were due and payable on the 10th day of March, June, September, and December through maturity date of March 10, 2021. As of December 31, 2020, the outstanding principal balance was $10.9 million. The note was secured by 100% of the outstanding stock of the Bank and was senior in rights to the $13.0 million in subordinated debt described below.

On March 10, 2021, the two aforementioned notes totaling $20.9 million were consolidated into a new revolving line of credit loan with the same third party lender with new funds of $10.0 million for a total facility of $30.9 million. The note bears interest at the Wall Street Journal US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10th day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. As of June 30, 2021, the outstanding principal balance was $20.5 million. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13.0 million in subordinated debt described below.

Notes Payable – Subordinated Debt. On September 27, 2018, the Company entered into subordinated note purchase agreements providing for the issuance of a $3.0 million and a $2.0 million subordinated promissory note to two shareholders of the Company. Quarterly interest payments were due on the 27th day of March, June, September, and December. The notes bore interest at a fixed rate of 5.00% and 6.00%, respectively.

On July 29, 2019, the aforementioned $3.0 million note scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated promissory note to the same shareholder in the amount of $4.0 million. The note bore interest at a fixed rate of 5.00% through maturity of July 29, 2020. Upon maturity, the note was renewed and increased to $11.0 million with a fixed rate of 6.00%. All principal and unpaid interest is due at maturity on July 29, 2022. On September 27, 2020, the aforementioned $2.0 million note scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. All principal and unpaid interest is due at maturity. The notes are subordinate and junior in rights to the senior indebtedness described above.

Also on July 29, 2019, the Company entered into a subordinated note purchase agreement providing for the issuance of a $2.0 million subordinated promissory note to a shareholder of the Company. Quarterly interest payments were due on the 29th day of January, April, July, and October. The note bore interest at a fixed rate of 5.00% and matured on July 29, 2020. All principal and unpaid interest was paid at maturity.

Our cost of notes payables was 4.91% for the six months ended June 30, 2021 and 4.06% and 5.90% for the years ended December 31, 2020 and 2019, respectively.

Federal Home Loan Bank (FHLB) Advances. The FHLB allows us to borrow on a blanket floating lien status collateralized by FHLB stocks, real estate loans and investment securities. As of June 30, 2021 and December 31, 2020 and 2019, total borrowing capacity under this arrangement was $499.7 million, $474.8 million and $295.7 million, respectively.

FHLB advances of $50.0 million were outstanding at June 30, 2021 and $70.0 million and $30.0 million were outstanding at December 31, 2020 and 2019, respectively. Our cost of FHLB advances was 0.84% for the six months ended June 30, 2021 and 0.89% and 2.03% for the years ended December 31, 2020 and 2019, respectively. In addition, letters of credit with the FHLB in the amount of $119.7 million, $109.5 million, and $98.4 million were outstanding at June 30, 2021 and December 31, 2020 and 2019, respectively. The letters of credit are used to collateralize public fund deposit accounts in excess of FDIC insurance limits.

Liquidity and Capital Resources

Liquidity

Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events.

For each of the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, liquidity needs were primarily met by core deposits, loan maturities, amortizing loan portfolios, brokered deposits and borrowings.

As of June 30, 2021, December 31, 2020 and December 31, 2019, we maintained federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate of $20.5 million in federal funds. The Company had no advances outstanding under these lines of credit at June 30, 2021, December 31, 2020 and December 31, 2019.

The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the periods indicated. Average assets were $1.99 billion for the six months ended June 30, 2021, $1.67 billion for the year ended December 31, 2020 and $869.2 million for the year ended December 31, 2019.

	For the Six Months Ended June 30,	For the Years Ended December 31,
(Dollars in thousands)	2021	2020	2019
Sources of Funds:
Deposits:
Noninterest-bearing	19.0%	18.6%	14.1%
Interest-bearing	70.0%	68.9%	71.9%
FHLB advances	2.6%	3.0%	4.3%
Notes payable	1.7%	2.4%	2.8%
Other liabilities	0.4%	0.4%	0.4%
Shareholders’ equity, including ESOP-owned shares	6.3%	6.7%	6.5%

Total	100.0%	100.0%	100.0%

Uses of Funds:
Loans, net	81.4%	85.1%	84.2%
Securities (available for sale and held to maturity)	1.3%	1.0%	0.3%
Federal funds sold and other interest-earning assets	12.2%	9.1%	10.4%
Other noninterest-earning assets	5.1%	4.8%	5.1%

Total	100.0%	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	21.4%	21.3%	16.4%
Average gross loans to average deposits	92.2%	98.1%	98.9%

Our primary source of funds is deposits, and our primary use of funds is loans. We do not expect a change in the primary source or use of our funds in the foreseeable future.

Our average loans increased 13.6% for the six months ended June 30, 2021 compared to December 31, 2020. Our average loans increased 93.8% for the year ended December 31, 2020 compared to the same period in 2019. Our securities portfolio had a weighted average life of 7.68 years and a modified duration of 6.34 years as of June 30, 2021, a weighted average life of 7.97 years and a modified duration of 6.49 years as of December 31, 2020, and a weighted average life of 5.11 years and a modified duration of 4.44 years as of December 31, 2019. We predominantly invest excess deposits in overnight deposits with our correspondent banks, federal funds sold, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth.

As of June 30, 2021, we had $201.0 million in outstanding commitments to extend credit and $8.8 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2020, we had $162.4 million in outstanding commitments to extend credit and $1.7 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2019, we had $125.6 million in outstanding commitments to extend credit and $2.5 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of June 30, 2021 and 2020, we had no exposure to future cash requirements associated with known uncertainties or capital expenditure of a material nature. As of June 30, 2021, we had cash and cash equivalents of $353.8 million, compared to $186.4 million as of June 30, 2020. The increase was primarily due an increase in deposits of $156.9 million and an increase in borrowings of $3.9 million offset by an increase in securities of $22.4 million.

As of December 31, 2020 and 2019, we had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of December 31, 2020, we had cash and cash equivalents of $203.6 million, compared to $96.1 million as of December 31, 2019. The increase was primarily due to an increase in deposits of $826.6 million and an increase in borrowings of $43.5 million offset by an increase in loans of $747.5 million and an increase in securities of $25.1 million.

Capital Resources

Total shareholders’ equity, including ESOP-owned shares, increased to $137.8 million as of June 30, 2021, compared to $121.7 million as of December 31, 2020, an increase of $16.1 million, or 13.2%. This increase was primarily the result of $8.7 million in net income for the six months ending June 30, 2021 as well as the issuance of 282,354 shares of our common stock, consisting of 55,047 shares issued in connection with the exercise of stock options and 227,307 shares issued in our private placement offering.

Total shareholders’ equity, including ESOP-owned shares, increased to $121.7 million as of December 31, 2020, compared to $57.3 million as of December 31, 2019, an increase of $64.4 million, or 112.4%. This increase was primarily the result of $12.1 million in net income for the period as well as the issuance of 2,362,555 shares of common stock for $50.9 million in conjunction with the acquisition of Heritage.

Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank holding company and bank levels. See “Supervision and Regulation—Regulatory Capital Requirements and Capital Adequacy” for additional discussion regarding the regulatory capital requirements applicable to us and the Bank.

As of each of June 30, 2021 and 2020, and December 31, 2020 and 2019, the Bank was in compliance with all applicable regulatory capital requirements, and the Bank was classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents the regulatory capital ratios for the Bank as of the dates indicated.

Capital Adequacy Analysis As of June 30, 2021
	Actual		Minimum Capital Required – Basel III Fully Phased-In		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Third Coast Bank, SSB
Common equity tier 1 capital (to risk weighted assets)	$138,954	11.24%	$86,546	7.00%	$80,364	6.50%
Tier 1 capital (to risk weighted assets)	138,954	11.24%	105,092	8.50%	98,910	8.00%
Total capital (to risk weighted assets)	152,348	12.32%	129,819	10.50%	123,637	10.00%
Tier 1 leverage capital (to average assets)	138,954	9.17%	60,593	4.00%	75,741	5.00%

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the ALCO, in accordance with policies approved by the Bank’s board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. The average life of our non-maturity deposit accounts are updated annually and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a monthly basis, we run simulation models including a static balance sheet. The models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rate changes over a 12-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. In addition to the monthly reports, we also run various scenarios based on market trends and management analysis needs. These special reports include stress test reports, reports to test the deposit decay rates and growth reports based on budget. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than 25.0% for a 200 basis point shift and 35.0% for a 300 basis point shift.

The following tables summarize the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

	As of June 30,
	2021		2020
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	2.10%	24.19%	7.29%	29.15%
+ 200	0.66%	16.24%	3.98%	19.31%
+ 100	(0.19)%	8.41%	1.50%	9.97%
Base	—	—	—	—
–100	5.04%	(3.88)%	4.99%	(2.97)%

	As of December 31,
	2020		2019
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	(1.68)%	20.30%	6.59%	10.83%
+ 200	(1.91)%	13.36%	4.20%	7.40%
+ 100	(1.48)%	6.82%	1.83%	3.54%
Base	—	—	—	—
–100	5.20%	(2.77)%	0.17%	(2.42)%

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Critical Accounting Policies

Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1 to our annual and interim consolidated financial statements included elsewhere in this prospectus. We believe that of our accounting policies, the following may involve a higher degree of judgment and complexity:

Loans Held for Investment. Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Deferred fees and costs associated with originating loans are recognized in income and expense generally in the period in which the fees were received and/or costs were incurred. Under GAAP, such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of yield. Management believes that not deferring such fees and costs and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

During 2021 and 2020, the Bank participated in the PPP. Origination fees related to this program and in excess of $5,000 were deferred and amortized over the life of the loan, either two or five years, on a straight-line basis. The unamortized balance of fees is fully accreted into income when the loan is paid off. Management believes that this method of accretion does not materially affect the consolidated financial statements.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are primarily measured based on the fair value of the underlying collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed collectible. If collectability is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, the Company estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, the Company assesses the risk inherent in the Company’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, the Company records a provision for loan losses to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses inherent in the Company’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company’s allowance, and therefore the Company’s financial position, liquidity or results of operations.

Transfers of Financial Assets. Management accounts for the transfers of financial assets as sales when control over the assets has been surrendered. Control is surrendered when the assets have been isolated, a transferee obtains the right to pledge or exchange the transferred assets and there is no agreement to repurchase the assets before their maturity. Management believes the loan participations sold subject to this guidance met the condition to be treated as a sale.

Recently Issued Accounting Pronouncements

See Note 1 Nature of Operations and Summary of Significant Accounting Policies in the notes to the consolidated financial statements included elsewhere in this prospectus regarding the impact of recently issued accounting pronouncements which we have adopted.

MANAGEMENT

General

We have a seasoned executive management team and board of directors. Our board of directors is composed of ten directors. In accordance with the Company’s first amended and restated certificate of formation, the Company’s board is divided into three classes: Class A, Class B and Class C. Each class of directors serves staggered three-year terms as follows:

•	our Class A directors are Bart O. Caraway, Shelton J. McDonald and W. Donald Brunson and their term will expire at the annual meeting of shareholders to be held in 2023;

•	our Class B directors are Carolyn Bailey, Dennis Bonnen, Troy A. Glander and Joseph L. Stunja and their term will expire at the annual meeting of shareholders to be held in 2024; and

•	our Class C directors are Reagan Swinbank, Dr. Martin Basaldua and Norma J. Galloway and their term will expire at the annual meeting of shareholders to be held in 2022.

Each of our directors hold office until the annual meeting of shareholders for the year in which their respective term expires and until his or her respective successor is elected and qualified or until their earlier death, resignation, retirement, disqualification or removal from office. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

The board of directors of the Bank consists of eleven directors, each of whom also serve on our board of directors except for Dr. Greg Bonnen. As the sole shareholder of the Bank, we elect the directors of the Bank annually for a term of one year. Directors of the Bank hold office until the next annual meeting of shareholders following their election and thereafter until their successor shall have been elected and qualified.

Our Directors and Executive Officers

The following table states our directors’ names, positions with the Company and the Bank, their ages as of June 30, 2021, and the years that they began serving as directors of the Company.

Name	Position(s)	Age at June 30, 2021	Director Since	Class
Bart O. Caraway	Chairman, President, Chief Executive Officer	50	2013	A
Carolyn Bailey	Director	60	2020	B
Dr. Martin Basaldua	Director	70	2013	C
Dennis Bonnen	Director	49	2020	B
W. Donald Brunson	Director	76	2019	A
Norma J. Galloway	Director	80	2019	C
Troy A. Glander	Director	50	2013	B
Shelton J. McDonald	Director	41	2019	A
Joseph L. Stunja	Director	68	2013	B
Reagan Swinbank	Director	40	2020	C

The following table sets forth information regarding our executive officers and their ages as of June 30, 2021.

Name	Position(s)	Age at June 30, 2021
Bart O. Caraway	Chairman, President and Chief Executive Officer of the Company and the Bank	50
Audrey A. Duncan	Senior Executive Vice President and Chief Credit Officer of the Bank	56
Donald C. Legato	Senior Executive Vice President and Chief Lending Officer of the Bank	53
R. John McWhorter	Chief Financial Officer of the Company and Senior Executive Vice President and Chief Financial Officer of the Bank	56

In addition to our executive officers, our business is managed by other highly qualified and experienced bankers, who oversee various aspects of our organization including lending, credit administration, treasury services, finance, operations, information technology, regulatory compliance and risk management. We believe our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions. We believe that the depth of our team’s experience, market knowledge and long-term relationships in our markets help provide us with a steady source of referral business.

Business Background and Experience of Our Directors and Executive Officers

The following is a brief discussion of the business and banking background and experience of our directors and executive officers. With respect to our directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors have held their positions for the past five years. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers, except that Mr. Dennis Bonnen, a director of the Company and the Bank, is the brother of Dr. Greg Bonnen, a director of the Bank.

Our Directors

Carolyn Bailey. Ms. Bailey has been a director of the Company and the Bank since 2020. Ms. Bailey’s career spans over 30 years and includes combined industry and consulting experience in assisting large multinational companies with complex federal, state and international income tax compliance, accounting and tax department operational and technology issues. She was a partner in tax services at Ernst & Young from 2007 until her retirement in 2019, and has served in various roles including America’s Digital Tax Administration Services Leader and the US Business Tax Compliance Leader. Prior to Ernst & Young, she was the Director of Income Tax Reporting and Accounting for Continental Airlines and Director of Income Tax Reporting and Accounting for GE Capital. Ms. Bailey holds a Certified Public Accountant certification in the State of Texas and a Bachelor of Science in Accountancy from Wright State University in Fairborn, Ohio. Ms. Bailey’s accounting and management experience qualify her to serve on our board of directors.

Dr. Martin Basaldua. Dr. Basaldua has been a director of the Company since 2013 and a director of the Bank since 2008. He has been a licensed medical doctor since 1981. Dr. Basaldua is an active leader in numerous medical related endeavors. He is the founder and president of Basaldua & Heller, P.A., a physician group in Kingwood, Texas. He was the co-founder of Kingwood Plaza Hospital (now Kingwood Medical Center Hospital). Dr. Basaldua organized and led the creation of Methodist Medical Group, PLLC (in partnership with the Methodist Hospital at the Texas Medical Center) and served as Chief Executive Officer of Methodist Health Services, LLC. He is also the President of several other organizations, including: Diagnostic Affiliates of Northeast Houston, PLLC; Optimal Health & Wellness, PLLC; PES dba Optimal Skin & Laser; Merit IPA,

PLLC; and Pinnacle Executive Services, LLC. Moreover, Dr. Basaldua serves as Chairman of the Board of Merit IPA, PLLC, as well as a board member of Renaissance Physicians Organization, the North Houston Association, Lake Houston Redevelopment Authority, and TIRZ #10. Dr. Basaldua is also an active civic leader. He has served on the Board of Trustees of the North Harris Montgomery Community College District. He has also served on the Texas Higher Education Coordinating Board and the Texas Strategic Economic Planning Commission. Dr. Basaldua was the founder of the Northeast Harris County Division of the American Heart Association and has also served on or been a member of numerous other civic organizations. Dr. Basaldua holds a medical degree from the University of Texas Health Science Center at San Antonio. He also holds a Bachelor of Arts in Biology from Trinity University and an Associate’s Degree from San Antonio College. Dr. Basaldua’s extensive business experience, community involvement, as wells as years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Dennis Bonnen. Mr. Bonnen has been a director of the Company and the Bank since 2020. Mr. Bonnen has many years of experience as a proven successful banker and founded Heritage Bank in 2008 where he served as President, Chairman, and Chief Executive Officer. Prior to founding Heritage Bank, he held executive positions with First Community Bank, Wells Fargo Bank, and Moody National Bank. In addition, Mr. Bonnen served in the Texas Legislature from 1997 to 2021 and served as the Speaker of the Texas House of Representatives from January 2019 to January 2021. Prior to becoming Speaker of the House, Mr. Bonnen served for the past three legislative sessions as Speaker Pro Tempore and chaired a number of committees focused on economic development, tax policy, insurance, education and many others. He dedicates his time to several business and charitable organization boards in Brazoria County. In 2009, he was named one of the top 40 Houston business leaders under the age of 40 by the Houston Business Journal. Mr. Bonnen is a graduate of St. Edwards University. Mr. Bonnen’s leadership experience and extensive market knowledge qualify him to serve on our board of directors.

W. Donald Brunson. Mr. Brunson has been a director of the Company and the Bank since 2019. Mr. Brunson has more than 46 years of commercial banking and asset-based lending experience, specializing in lending to privately owned businesses in the Greater Houston market. Prior to starting his career in banking, Mr. Brunson spent three years in public accounting with Price Waterhouse & Co. (now known as PricewaterhouseCoopers) as a Certified Public Accountant. He started his banking career with Allied Bank of Texas in 1969 and was a Vice President in commercial lending for seven years. Mr. Brunson joined Northwest Crossing National Bank in 1982 as its first CEO and President. He grew the bank to over $500 million in assets, and the bank was the predecessor to Amegy Bank. After departing Amegy, Mr. Brunson joined American Prudential Capital, specializing in asset based and accounts receivable lending. He was the co-founder and Chairman of the Board of Bank of Houston. In 2016, Mr. Brunson joined Fortiter Wealth Management as Senior Relationship Manager working in Marketing and Sales. Mr. Brunson graduated with a Bachelor of Science in Accountancy from Louisiana Tech University. Mr. Brunson’s extensive banking and financial experience qualify him to serve on our board of directors.

Bart O. Caraway. Mr. Caraway serves as the Chairman, President and Chief Executive Officer of the Company and the Bank. Mr. Caraway has been a director of the Company since formation in 2013 and a director of the Bank since organization in 2008. He is also Chairman, President and Chief Executive Officer and a director of Third Coast Commercial Capital. Mr. Caraway has over 29 years of banking and public accounting experience and is a Texas licensed attorney and Certified Public Accountant. Prior to founding the Bank, he served in executive roles at several other community banks, including as the Chief Financial Officer and Chief Operating Officer for a Houston, Texas bank wherein Mr. Caraway consulted on the de novo formation, managed the acquisition of two banks, ran all of the operations and helped grow the bank to over $600 million in total assets. Mr. Caraway also created and developed the role of Director of Financial Institution Services for Briggs & Veselka Co., one of the largest independent accounting firms in Texas, and was responsible for developing the firm’s financial institution and consulting practice, including bank audit and attestation services; internal audit services; loan reviews; risk assessments; de novo bank chartering; and consulting for mergers and acquisitions, strategic planning, compliance, and management. He is involved in a variety of community activities and charities including Family Connections, an education and support group for families in distress. Mr. Caraway graduated from the University of Texas at Austin with a Bachelor of Business Administration degree in Accounting in 1992 and has been a Certified Public Accountant since 1996. Thereafter, he earned a law degree from the University of Houston Law School and has been licensed to practice law since 1999. Mr. Caraway’s deep institutional knowledge and extensive banking and accounting experience, long-standing business and banking relationships in our markets, as well as years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Norma J. Galloway. Ms. Galloway has been a director of the Company since 2019 and a director of the Bank since November 2018. Most recently, Ms. Galloway served as Executive Vice President and Houston Market President of the Bank. She retired from this position in July 2018 after more than six years with the Bank. Ms. Galloway also served as President of Third Coast Commercial Capital from October 2015 until July 2018. Prior to joining the Bank, Ms. Galloway had nearly 50 years of banking experience, including 27 years of lending and management with First City Bank, Houston, Texas, where she served as Chairman of the Board and President of First City Bank, North Belt. After joining Compass Bank in 1993, Ms. Galloway worked in several management positions, including President of Compass Bank, Airtex and Commercial Loan Manager of two other locations, Senior Vice President in Commercial Lending and Group Manager in Commercial Lending. Ms. Galloway retired from Compass Bank after 17 years. Ms. Galloway has served as President of the North Houston Chamber of Commerce, President of Risk Management Association (RMA), Houston Chapter, and was named Outstanding Woman of the Year in 1970 by Houston Chapter of American Bankers’ Association. She served for two years in a Bank Advisor role representing the American Bankers’ Association throughout the country. Ms. Galloway holds a Bachelor’s degree from the University of Houston, a degree from the Southwest Graduate School of Banking at Southern Methodist University, a Commercial Lending Graduate Degree from ABA Commercial Lending School at University of Oklahoma, Graduate of Bank Administration Institute Program at University of Wisconsin, Advanced Management from Yale Management School and Executive Management at Wharton University. Ms. Galloway’s substantial banking and management experience, established banking relationships in our markets and community involvement qualify her to serve on our board of directors.

Troy A. Glander. Mr. Glander has been a director of the Company since 2013 and a director of the Bank since 2008. He is a partner with Nava & Glander, PLLC and practices primarily in the area of business litigation. He has been a member of the law firm since 2013 and has also served as President of the firm since that time. Mr. Glander has been recognized as a Texas Monthly Magazine “Rising Star”, the SA Longhorns Club and Texas Exes’ “Longhorn of the Year”, and a Texas Monthly Magazine “Super Lawyer.” He has also been recognized as a “Top Attorney in Texas” by Texas Monthly and a “Top Lawyer” by S.A. Scene and is a recipient of AT&T’s “In the Trenches” award, Brown & Brown’s “Peacemaker” award, and the Longhorn Foundation’s “Excellence in Leadership” award. Mr. Glander obtained a Bachelor of Business Administration from the University of Texas at Austin and a Doctor of Jurisprudence (J.D.) from St. Mary’s University School of Law. Mr. Glander is a member of the Million Dollar Advocates Forum, Association of Trial Lawyers of America, State Bar of Texas, Texas Association of Defense Counsel, and San Antonio Bar Association. He is a Fellow of the Texas Bar Foundation. He has served on the board of directors for the Texas Association of Defense Counsel and Texas Exes and chaired their Chapter Advisory Board. He is a director of the San Antonio Texas Exes and is a Past-President of the Chapter. He is a director of the San Antonio Longhorn Foundation and is the Past-President of that organization. Mr. Glander’s significant business and legal experience and community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Shelton J. McDonald. Mr. McDonald has been a director of the Company and the Bank since 2019. Mr. McDonald is an attorney and has served since April 2020 as the Chief Strategy Officer and General Counsel for Joslin Construction Company, Inc. and affiliated companies, which oversees a portfolio of companies that specialize in civil construction, precast concrete manufacturing and heavy equipment rental. From November 2015 to April 2020, Mr. McDonald served as the Chief Operations Officer and General Counsel for Joslin

Construction Texas, LLC and affiliated companies, which specializes in civil construction, precast concrete manufacturing and heavy equipment rental. He is also a Principal and Chief Operations Officer for Kopis Capital Management, LLC. Prior to Joslin, he spent eleven years in the practice of law at several local law firms and has been licensed to practice law by the State Bar of Texas since 2005. Mr. McDonald earned his law degree from South Texas College of Law and a Bachelor of Business Administration in finance and real estate from Baylor University. He also has a Series 3 and Series 65 license. Mr. McDonald’s extensive business and legal experience and investment knowledge qualify him to serve on our board of directors.

Joseph L. Stunja. Mr. Stunja has served as a director of the Company since 2013 and a director of the Bank since 2008. From August 2016 to December 2019, Mr. Stunja served as Business Development Officer of the Bank. From June 2010 to January 2016, Mr. Stunja also served as director and Treasurer of the San Jacinto River Authority. He retired from Friendswood Development Company in 2012 after 34 years of service and numerous assignments leading up to his role as past president of Friendswood Development Company. Friendswood Development Company, a Lennar Company, was previously a subsidiary of Exxon and developed the Kingwood community. Mr. Stunja and his wife, Tracy, co-owned and operated RE/MAX Associates Northeast, one of the largest real estate agencies in Houston, from 1998 to 2010. He has also been intimately involved in the community. He has served on: the Lake Houston Area (formerly, Humble Area) Chamber of Commerce Board from 1993 to 2012, the Board of the Lake Houston YMCA from 1996 to 2002, Director of the Kingwood Super Neighborhood Council from 2002 to 2012, and The Clubs of Kingwood Board of Governors from 2003 to 2005. Mr. Stunja is also the co-founder and former chairman of the Lake Houston Tax Increment Reinvestment Zone. He has also participated in numerous community advisory committees and philanthropic initiatives. Mr. Stunja earned a Bachelor of Science in Industrial Engineering, as well as a Master’s of Business Administration, from Pennsylvania State University. Mr. Stunja’s broad business and real estate experience and community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Reagan Swinbank. Mr. Swinbank has been a director of the Company and the Bank since 2020. Prior to becoming a director of the Company and the Bank, Mr. Swinbank served as a board member of Heritage Bancorp, Inc. and Heritage Bank from 2017 until the consummation of our merger with Heritage. Mr. Swinbank is a partner at Sprint Waste Services, and has actively managed Sprint Waste since its start in April 2006. Sprint Waste is a leading construction and industrial waste hauling company operating 11 branches along the Texas and Louisiana Gulf Coast. In addition to Sprint Waste, Mr. Swinbank is a partner with sister companies, Sprint Transport and the Sprint Landfills. Mr. Swinbank is a 2003 graduate of Texas A&M University with a degree in Finance, and lifelong Houstonian. Mr. Swinbank’s broad business experience and banking experience serving as a director of Heritage Bancorp, Inc. and Heritage Bank, qualify him to serve on our board of directors.

Our Non-Director Executive Officers

Audrey A. Duncan. Ms. Duncan has served as Senior Executive Vice President and Chief Credit Officer of the Bank since January 2021. From June 2015 to January 2021, Ms. Duncan served as Executive Vice President and Chief Credit Officer of the Bank. Ms. Duncan is responsible for the Credit Administration Department, which includes loan operations, problem loan workout, loan monitoring, loan analytics and credit underwriting. She is also responsible for the loan loss reserve analysis and Credit Policy. Ms. Duncan is Chairperson of the Officers’ Loan Committee and the Special Assets Committee, as well as a voting member of the Directors’ Loan Committee and Risk Management Committee. Ms. Duncan brings over 34 years of banking and bank regulatory experience to the Bank. Prior to joining the Bank, she was employed at LegacyTexas Bank, a bank headquartered in the Dallas market that had $6.5 billion in assets at the time of Ms. Duncan’s departure. During her tenure there, Ms. Duncan served as Senior Vice President and Credit Officer for four years, and then Executive Vice President and Chief Credit Officer for nine years, before being named the Director of Credit Risk Management. Prior to her role with LegacyTexas Bank, Ms. Duncan was a Senior and Commissioned Bank Examiner with the Federal Reserve Bank of Dallas from 1989 to 2000. Ms. Duncan graduated from Texas Tech University in 1986 with a Bachelor of Business Administration in Finance.

Donald C. Legato. Mr. Legato has served as Senior Executive Vice President and Chief Lending Officer of the Bank since January 2021. From March 2014 to January 2021, Mr. Legato served as Executive Vice President and Chief Lending Officer of the Bank. Mr. Legato brings over 27 years of banking experience and has served in numerous positions with the Bank since joining in 2009, including Senior Vice President Commercial Lending, Beaumont Market President and Southeast Texas Regional President. Prior to joining the Bank, Mr. Legato served as Senior Vice President Commercial Lending of Wachovia Bank from 2004 to 2009. Mr. Legato earned his Bachelor of Science in Criminal Justice from Lamar University in 1992 and a Bachelor of Business Administration in Economics from Sam Houston State University in 1994.

R. John McWhorter. Mr. McWhorter has served as Chief Financial Officer of the Company since April 2015 and Senior Executive Vice President and Chief Financial Officer of the Bank since January 2021. From April 2015 to January 2021, Mr. McWhorter served as Executive Vice President and Chief Financial Officer of the Bank. Mr. McWhorter brings over 34 years of banking, bank auditing and public accounting experience to the Company and is a Certified Public Accountant. Prior to joining the Company and the Bank, he was Executive Vice President and Chief Financial Officer at Bank of Houston, a $1 billion bank headquartered in the Greater Houston market, until it was acquired by Independent Bank. Prior to his role with Bank of Houston, Mr. McWhorter was Executive Vice President and Chief Financial Officer of Cadence Bancorp LLC from March 2010 to June 2012. He also served as Senior Vice President and Controller of Amegy Bank from April 1990 to June 2003 and helped take the bank public and grow to over $5 billion in assets. During his career, Mr. McWhorter has helped complete nine acquisitions and several capital offerings and has led numerous cost saving initiatives. Mr. McWhorter graduated from the University of Texas at Austin with a Bachelor of Business Administration in accounting in 1987 and is a Certified Public Accountant. He has served on the Finance Council at Duchesne Academy and Saint Cecilia Catholic Church and has served in other civic organizations.

Director Independence

Under the rules of Nasdaq, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of Nasdaq, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of Nasdaq and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Dennis Bonnen, Mr. Caraway, and Mr. Stunja, each of our directors is an “independent director” under the applicable rules.

Compensation Committee Interlocks and Insider Participation

Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Our directors may also serve on various committees of the board of directors of the Bank, including the Bank’s ALCO, Directors’ Loan Committee and Director Information Technology Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable laws and regulations and our corporate governance documents.

Audit Committee. The members of our Audit Committee are Ms. Bailey, Mr. Basaldua, Mr. Brunson, Mr. Glander and Mr. McDonald with Ms. Bailey serving as chair of our Audit Committee. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an “independent director” under Nasdaq rules, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Ms. Bailey is a financial expert and has the financial sophistication required of at least one member of the Audit Committee by the rules of Nasdaq due to her experience and background. Our board of directors has also determined that Ms. Bailey qualifies as an “audit committee financial expert” under the rules and regulations of the SEC.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists our board of directors in its oversight of the integrity of our financial statements, financial reporting process and systems of internal accounting and financial controls, the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies and monitoring management’s compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:

•

compensating and overseeing our independent auditor (including resolution of disagreements between management and our independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	appointing, retaining, evaluating, and where appropriate, replacing our independent auditor and advising the board of directors on such matters;

•

obtaining from our independent auditor, at least annually, a report regarding our independent auditor’s internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by any inquiry or investigations by governmental or professional authorities, and any steps taken to deal with such issues;

•	obtaining and reviewing each inspection report issued by the PCAOB;

•

obtaining from our independent auditor, at least annually, a formal written statement delineating all relationships between us and our independent auditor, and discussing whether any disclosed relationships or services, or any other factors, have affected or may affect the independence of our independent auditor;

•

approving all fees and terms of engagement of our independent auditor, and approving in advance all audit and non-audit services to be performed by the independent auditor and any other registered public accounting firm;

•

setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•

discussing and resolving any disagreements regarding financial reporting between management and our independent auditor, and reviewing with our independent auditor any audit problems, disagreements or difficulties and management’s response thereto;

•	overseeing our internal audit function;

•	reviewing at least annually our risk areas, assessing the extent of auditing involvement needed over each area, and determining what type of auditing program will best meet our needs;

•

reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and any communications regarding the initiation and status of significant special investigations;

•	meeting with management and our independent auditor regarding the identification and resolution status of material weaknesses and reportable conditions in the internal control environment;

•

reviewing management’s periodic assessment of the effectiveness of our internal controls and procedures for financial reporting and our independent auditor’s report as to management’s assessments, as well as the periodic certifications of management as to the internal controls and procedures for financial reporting and related matters, each as required by applicable laws, rules and regulations;

•	monitoring management’s compliance with all applicable laws, rules and regulations;

•	reviewing regulatory authorities’ examination reports pertaining to the Company, our subsidiaries and associated companies;

•	reviewing management reports issued in accordance with 12 C.F.R. Part 363 and the corresponding independent auditor’s attestation and agreed-upon procedures reports;

•	reviewing and overseeing all related person transactions in accordance with our policies and procedures;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing the scope of the audit of our consolidated financial statements for each fiscal year, at least annually, with management and our independent auditor;

•

reviewing with management and our independent auditor, prior to filing, our interim consolidated financial statements and the disclosures in the related Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in a Quarterly Report on Form 10-Q;

•	reviewing the results of the quarterly review and any other matters required to be communicated to the Audit Committee by our independent auditor under GAAP and PCAOB auditing standards;

•

reviewing with management and our independent auditor, prior to filing, our annual consolidated financial statements and the disclosures in the related Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in that Annual Report on Form 10-K, and recommending to the board of directors whether the audited consolidated financial statements should be included in the Annual Report on Form 10-K;

•

reviewing and discussing with management and our independent auditor our representations that the consolidated financial statements were prepared in accordance with GAAP and fairly present our consolidated results of operations and consolidated financial condition;

•	reviewing and discussing with management communications with governmental officials and generally reliable reports raising material issues regarding our financial statements or accounting matters;

•

reviewing and discussing with management and our independent auditor periodic reports from the independent auditor including items under Auditing Standards Nos. 1301, 2410 and 3101 and other applicable auditing standards, as adopted by the PCAOB, applicable law or listing standards;

•

reviewing internal accounting control reports (management letters) and monitoring testing of the internal accounting control reports, and reviewing our independent auditor’s reports on the effectiveness of disclosures controls and procedures and the certifications of our officers with respect thereto;

•

reviewing and discussing with management our earnings press releases, the substance of any earnings calls, and any earnings guidance provided to the investment community, as well as financial and other information provided to analysts and rating agencies;

•	preparing the Audit Committee report required by SEC rules to be included in the proxy statement relating to our annual meeting of shareholders;

•	discussing with our independent auditor the matters required to be discussed by the applicable requirements of the PCAOB and the SEC;

•	conducting an annual evaluation of the performance of the Audit Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

Our board of directors has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.tcbssb.com upon completion of this offering.

Compensation Committee. The members of our Compensation Committee are Ms. Bailey, Mr. Basaldua, Mr. Brunson, Mr. Glander and Mr. McDonald with Mr. Glander serving as chair of our Compensation Committee. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under Nasdaq rules.

Our board of directors has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act.

The Compensation Committee assists our board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure establishes appropriate incentives and meets our corporate objectives, the compensation of our executive officers and the administration of our compensation and benefit plans.

Among other things, our Compensation Committee has responsibility for:

•

reviewing and determining, and recommending to our board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of our executive officers, including our Chief Executive Officer; all employment agreements, severance or termination agreements, change in control agreements or similar agreements proposed to be entered into between any executive officer and us;

•

reviewing and determining, and recommending to our board of directors for its confirmation, modifications to our philosophy and practices relating to compensation of our directors, executive officers, and other members of management;

•

reviewing and determining, and recommending to our board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

•

taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority, and reviewing at least annually the overall performance, operation, and administration of our benefit plans;

•	reviewing and recommending action by our board of directors with respect to various other matters in connection with each of our benefit plans;

•

reviewing with our Chief Executive Officer the compensation payable to employees other than our executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

•

consulting with our Chief Executive Officer regarding a succession plan for our executive officers, including our Chief Executive Officer, reviewing our leadership development process for senior management positions, and reviewing compensation, incentive and other programs to promote such development;

•	reviewing the performance of our executive officers for each fiscal year;

•	reviewing annually and recommending to our board of directors for its approval the non-employee director compensation program for each year;

•

administering our compensation and benefit plans with respect to employees and consultants who are subject to the short-swing profit restrictions of Section 16(b) of the Exchange Act to ensure the exemption provided under Rule 16b-3 under the Exchange Act is available to our directors and those officers subject to the provisions of Section 16(b) of the Exchange Act;

•

retaining, or obtaining the advice of, such compensation consultants, legal counsel or other advisers as the Compensation Committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation and oversight of the work of such consultant, counsel or adviser;

•

overseeing and making recommendations to our board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans, and reviewing any proxy statement disclosures related to any of the foregoing;

•	conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

•	handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Our board of directors has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.tcbssb.com upon completion of this offering.

Corporate Governance and Nominating Committee. The members of our Corporate Governance and Nominating Committee are Ms. Bailey, Mr. Basaldua, Mr. Brunson, Mr. Glander and Mr. McDonald with Mr. Basaldua serving as chair of our Corporate Governance and Nominating Committee. Our board of directors has evaluated the independence of each of the members of our Corporate Governance and Nominating Committee and has affirmatively determined that each of the members of our Corporate Governance and Nominating Committee meets the definition of an “independent director” under Nasdaq rules.

The Corporate Governance and Nominating Committee assists our board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on our board of directors, monitoring the composition and functioning of the standing committees of our board of directors, developing, reviewing and monitoring our corporate governance policies and practices, monitoring and reviewing our policies and programs that relate to public issues of significance to us and the public at large, including but not limited to Environmental, Social and Corporate Governance, or ESG, matters, and otherwise taking a leadership role in shaping the corporate governance of the Company.

Among other things, our Corporate Governance and Nominating Committee is responsible for:

•	reviewing the performance of our board of directors and each of its committees;

•

identifying, assessing and determining the qualification, attributes and skills of, and recommending for approval by our board of directors, persons to be nominated by our board of directors for election as directors and to fill any vacancies on our board of directors;

•	reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;

•

reviewing and recommending to our board of directors each director’s suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

•

reviewing the size and composition of our board of directors as a whole, and recommending any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

•	monitoring the function of our standing committees and recommending any changes, including the director assignments and the creation or elimination of any committee;

•

overseeing, receiving reports from and advising management on ESG matters, including but not limited to, our policies and programs pertaining to environmental sustainability, climate change, human rights, and community investment;

•

developing, reviewing and monitoring compliance with our corporate governance guidelines and policies and the corporate governance provisions of the federal securities laws and the listing rules applicable to us and/or our subsidiaries;

•

investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

•

reviewing our and our subsidiaries’ corporate governance practices in light of best corporate governance practices among our peers, determining whether any changes in such corporate governance practices are necessary and recommending any proposed changes in such corporate governance policies;

•	considering any resignation tendered to our board of directors by a director and recommending the acceptance of such resignation if appropriate;

•

considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or that otherwise present a conflict of interest;

•	developing and recommending to our board of directors for approval standards for determining whether a director has a relationship with the Company that would impair his or her independence;

•	overseeing our director orientation and continuing education programs for our board of directors;

•

conducting an annual evaluation of the performance of the Corporate Governance and Nominating Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by our board of directors from time to time.

Our board of directors has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee will be available on our website at www.tcbssb.com upon completion of this offering.

In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company’s future proxy statements. These criteria may include the following attributes:

•	adherence to high ethical standards and high standards of integrity;

•

sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, backgrounds, experiences, demographics, attributes and skills that will allow the candidate to serve effectively on our board of directors and the specific committee for which he or she is being considered;

•	evidence of leadership, sound professional judgment and professional acumen;

•	evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by each published code of conduct or ethics for the Company and to objectively appraise management performance;

•	the ability and willingness to devote sufficient time to carrying out the duties and responsibilities required of a director;

•	any related person transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and

•

the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that sets forth the standard of conduct applicable to all of our directors, officers and employees. Our Code of Business Conduct and Ethics will be available on our website at www.tcbssb.com upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq rules or the SEC.

Board’s Role in Cybersecurity Risk Oversight

Cybersecurity risk is a key consideration in our management of operational risk. We maintain a formal information security program, which is approved annually by the Bank’s board of directors. Regular board oversight is accomplished primarily through the Director Information Technology Committee of the Bank’s board of directors, which receives quarterly reports on significant matters of actual, threatened or potential breaches of cybersecurity. Additionally, on an annual basis, the Director Information Technology Committee and the Audit Committee receive a full report on our information security program, including review of an annual cybersecurity risk assessment and relevant cybersecurity training. We also maintain specific cyber insurance through our corporate insurance program, the adequacy of which is subject to review and oversight by the Bank’s board of directors.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, permitting us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2020, which are referred to as our “named executive officers.”

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned by each of our named executive officers for the year ended December 31, 2020.

	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All other compensation ($)(2)	Total ($)
Bart O. Caraway, Chief Executive Officer and President	2020	469,792	575,000	100,691	88,355	1,233,838
Donald C. Legato, Chief Lending Officer	2020	275,000	150,000	30,057	65,549	520,606
R. John McWhorter, Chief Financial Officer	2020	275,000	150,000	6,011	94,906	525,917

(1)	The amounts represent the aggregate grant date fair values of the option awards granted during 2020.
(2)

All other compensation for 2020 includes: $11,400 of matching contributions to Mr. Caraway’s 401(k) account, $165 of life insurance premiums for Mr. Caraway, and an accrual of $76,790 in connection with Mr. Caraway’s salary continuation agreement; $11,000 of matching contributions to Mr. Legato’s 401(k) account, $195 of life insurance premiums for Mr. Legato, and an accrual of $54,354 in connection with Mr. Legato’s salary continuation agreement; and $11,000 of matching contributions to Mr. McWhorter’s 401(k) account, $263 of life insurance premiums for Mr. McWhorter, and an accrual of $83,643 in connection with Mr. McWhorter’s salary continuation agreement.

Narrative Disclosure to Summary Compensation Table

The compensation reported in the Summary Compensation Table is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework in an effort to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

Base Salary

Each named executive officer’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, we have established annual base salary rates for Mr. Caraway, Mr. Legato and Mr. McWhorter at a level necessary to retain the individual’s services and we have reviewed base salaries on an annual basis at the end of each year. We have historically made adjustments to the base salary rates of the named executive officers upon consideration of any factors that our board of directors deems relevant, including but not limited to (i) any increase or decrease in the executive’s responsibilities, (ii) the executive’s job performance, and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of the board of directors and management. For 2021, the base salaries for Mr. Caraway, Mr. Legato and Mr. McWhorter are $525,000, $294,993 and $299,998, respectively.

Bonus

Historically, the compensation committee has provided discretionary cash bonuses each year. The amount of these discretionary awards, if any, has been based on an overall assessment of the Company’s and the executive’s performance, while taking into consideration other factors such as market conditions, regulatory changes, accounting changes, tax law changes and other items that may impact our strategic direction.

Stock-Based Compensation Awards

Stock-based compensation awards may consist of options to acquire shares of our common stock, restricted stock awards, restricted stock units or performance stock units issued pursuant to the 2019 Plan, which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of the 2019 Plan. We believe that stock-based compensation will help us attract, retain and motivate our key employees. Our board of directors believes that equity incentive awards play a key role in these programs as they help align the interests of our employees with those of our shareholders. The 2019 Plan allows us to provide equity and equity-based incentives to select officers, employees, non-employee directors and consultants to strengthen their commitment and motivate them to faithfully and diligently perform their responsibilities. We believe that the 2019 Plan provides us a tool to attract and retain competent and dedicated persons who are essential to our growth and success and whose efforts will impact our long-term growth and profitability.

Benefits

Health and Welfare Benefits. Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident and disability coverage, on the same terms and conditions generally available to our other employees.

Bank-Owned Life Insurance (BOLI). The Bank has purchased life insurance policies on certain officers, including the named executive officers, and directors. Only those who consented to the purchase of the life insurance were insured. The Bank placed reasonable amounts of insurances on each officer’s life. The policies are structured as modified endorsement contracts, which limit the death benefits in relation to cash value.

401(k) Plan. Our named executive officers may elect to participate in the Bank’s 401(k) plan, which is designed to provide retirement benefits to all eligible employees. The Bank’s 401(k) plan provides our and our subsidiaries’ employees the opportunity to save for retirement on a tax-deferred basis by allowing them to defer a portion of their eligible compensation to the 401(k) plan, subject to applicable statutory limits. We match 100% of each participating employee’s salary deferral contributions up to 3% of his or her eligible compensation and 50% of each participating employee’s salary deferral contributions from 3% to 5% of his or her eligible compensation. These matching contributions are made to the ESOP in the form of cash or shares of our common stock.

Employment Agreements.

In June 2020, the Company and the Bank entered into an employment agreement with Mr. Caraway and the Bank entered into employment agreements with Mr. Legato and Mr. McWhorter. Pursuant to the employment agreements, Mr. Caraway serves as the Chairman of the Board of Directors of the Company and the Chief Executive Officer and President of the Bank, Mr. Legato serves as the Chief Lending Officer of the Bank, and Mr. McWhorter serves as the Chief Financial Officer of the Bank. Each employment agreement has an initial term through the third anniversary of the effective date of such agreement, and automatic one-year renewals thereafter unless either party provides written notice of its intent to not renew at least 90 days prior to the renewal date. Under the employment agreements, Mr. Caraway, Mr. Legato, and Mr. McWhorter are entitled to an annual base salary of $475,000, $265,000, and $275,000, respectively, subject to annual review by the Bank’s board of directors. The Bank’s board of directors may increase (but not decrease) the named executive officer’s salary during the employment term. Each named executive officer also has the opportunity to earn an annual bonus at the discretion of the Bank’s board of directors or the Compensation Committee of the Bank’s board of directors. Each named executive officer is also eligible to receive employee benefits, fringe benefits and perquisites in accordance with the Bank’s established policies, and to be considered to receive grants of equity-based awards commensurate with such named executive officer’s position and responsibilities with the Bank at the discretion of the Bank’s board of directors or the Compensation Committee of the Bank’s board of directors in accordance with the Company’s equity plan in effect from time to time. In addition, each employment agreement provides for certain severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “Change of Control.” See “—Potential Payments upon a Termination of Employment or a Change of Control.” Pursuant to the employment agreements, each named executive officer is subject to a confidentiality covenant, a non-competition covenant during employment and for one year following termination, and a non-solicitation covenant during employment and for one year following termination.

Salary Continuation Agreements.

In July 2020, the Bank entered into salary continuation agreements with Mr. Caraway, Mr. Legato and Mr. McWhorter. The salary continuation agreements generally provide for an annual benefit for Mr. Caraway, Mr. Legato and Mr. McWhorter of $311,453, $155,665, and $143,525, respectively, payable in equal monthly installments for a period of 10 years (the “Normal Retirement Benefit”) following the named executive officer attaining age 62 (the “Normal Retirement Age”). If such named executive officer dies before receiving all benefit payments, the payments will instead be made to his beneficiary on the same schedule. Additionally, if the named executive officer dies while in active service and before any payments commence, his beneficiary will be entitled to receive the Normal Retirement Benefit, notwithstanding his age at the time of his death.

In the event of an involuntary termination of employment (other than for “Cause” (as such term is defined in the applicable salary continuation agreement)) or voluntary termination of employment prior to attaining the Normal Retirement Age, the named executive officer is entitled, instead, to a lump sum payment equal to a percentage of the liability accrual balance reflected on the Bank’s financial statements, with such percentage determined in accordance with a vesting schedule specified for each such event. Notwithstanding the foregoing, in the event of a “Change in Control” or the named executive officer’s “Disability” (as each of those terms is defined in the applicable salary continuation agreement) prior to attaining the Normal Retirement Age, the named executive officer will be entitled to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Change in Control or Disability, as applicable. As of December 31, 2020, the Company had accrued $76,790, $54,354 and $83,643, for Mr. Caraway, Mr. Legato and Mr. McWhorter, respectively, for future payments under the salary continuation agreements. Pursuant to the salary continuation agreements, each named executive officer is subject to a confidentiality covenant and a non-solicitation covenant during employment and for two years following termination. The salary continuation agreements are more fully described in “—Potential Payments upon a Termination of Employment or a Change of Control” below.

Long-Term Incentive Plans

At our 2019 Annual Meeting, our shareholders approved the 2019 Plan, which was previously approved by our board of directors. Following the approval of the 2019 Plan, we may not make further awards under the 2013 Plan and all shares remaining available for future awards under the 2013 Plan became available for award under the 2019 Plan. Any existing awards that are forfeited or otherwise terminate or are canceled without the delivery of shares of common stock under the 2013 Plan will become available for issuance under the 2019 Plan; however, any previously outstanding award granted under the 2013 Plan will remain subject to the terms of such plan until such award is no longer outstanding. In addition to our 2019 Plan, we also maintain the 2017 Plan, which we utilized to incentivize members of our board of directors by facilitating increased ownership of our common stock through awards of options to acquire our common stock under the 2017 Plan.

Summary of 2019 Omnibus Incentive Plan.

Eligibility. The officers, employees, non-employee directors and consultants of the Company and its subsidiaries are eligible to receive awards under the 2019 Plan.

Types of Awards. The 2019 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents.

Shares Available; Certain Limitations. As of June 30, 2021, 397,150 shares of our common stock were reserved for future awards under the 2019 Plan, subject to equitable adjustment upon the occurrence of any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. At our 2021 Annual Meeting, our shareholders approved an amendment to the 2019 Plan to increase by 500,000 the number of shares of our common stock authorized for issuance under the 2019 Plan.

To the extent that an award under the 2019 Plan terminates, expires, lapses for any reason, or is settled in cash, any shares of common stock subject to the award will again be available for the grant of an award pursuant to the 2019 Plan. Further, any shares of common stock tendered by a participant or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award, or any shares of common stock not issued or delivered as a result of the net settlement of an outstanding award, will again be available for the grant of an award pursuant to the 2019 Plan.

Notwithstanding any provision in any policy of the Company regarding compensation payable to a non-employee director, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards payable in shares of common stock and the maximum amount that may become payable pursuant to all cash-based awards that may be granted under the 2019 Plan to an individual as compensation for services as a non-employee director, together with cash compensation paid to the non-employee director in the form of retainers, meeting or similar fees, during any calendar year shall not exceed $500,000.

Administration. The 2019 Plan is administered by the Compensation Committee, except to the extent our board of directors elects to administer the 2019 Plan. The Compensation Committee has the authority, in its sole and absolute discretion, to: (a) designate eligible persons as 2019 Plan participants; (b) determine the type or types of awards to be granted to an eligible person; (c) determine the number of shares of common stock or amount of cash to be covered by awards; (d) determine the terms and conditions of any award, consistent with the terms of the 2019 Plan, as well as the modification of such terms, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the award (for example, from cash to common stock or vice versa), or modification of any other condition or limitation regarding an award, based on such factors as the Compensation Committee may determine, in its sole discretion; (e) determine whether, to what extent, and under what circumstances awards may be vested, settled, exercised, canceled, or forfeited; (f) interpret and administer the 2019 Plan and any instrument or agreement relating to an award made under the 2019 Plan; (g) establish, amend, suspend, or waive rules and regulations used to administer the 2019 Plan; and (h) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2019 Plan.

Exercisability and Vesting. Awards under the 2019 Plan are subject to such restrictions on transferability, risk of forfeiture, exercisability (in the case of stock options and stock appreciation rights), and other restrictions, if any, as the Compensation Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Compensation Committee may determine at the date of grant or thereafter.

Stock Options. Options entitle the participant to purchase shares during a specified period at a purchase price specified by the Compensation Committee (at a price not less than 100% of the fair market value of a share on the day the option is granted). Each option will have a maximum term of ten years from the date of grant, or such lesser period as the Compensation Committee may determine. Each option will be identified in the applicable award agreement as either a non-qualified stock option or an option intended to qualify as an “incentive stock option” under Section 422 of the Code. Incentive stock options are required to have specific terms contained in Section 422 of the Code and which will be set forth in the applicable award agreement.

Stock Appreciation Rights. A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option, or may be granted unrelated to an option. Stock appreciation rights generally permit the participant to receive cash or shares equal to the difference between the exercise price of the stock appreciation right (which must equal or exceed the fair market value of the common stock at the date of grant) and the fair market value of the related shares on the date of exercise for a period of no more than ten years.

Restricted Stock. The Compensation Committee may grant restricted shares to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as it may determine in its discretion. Except for restrictions on transfer and such other restrictions as the Compensation Committee may impose, participants will have all the rights of a shareholder with respect to the restricted stock.

Restricted Stock Units. A restricted stock unit award is an award of the right to receive an amount of cash or shares at a future date based upon the value of the shares at the time of vesting of the award, or if the award is denominated in cash, the right to receive an amount of cash per unit that is determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee is authorized to grant to eligible persons such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed by the Compensation Committee to be consistent with the purposes of the 2019 Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon performance of the Company or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of a share of common stock or the value of securities of or the performance of specified subsidiaries of the Company.

Performance Awards. The right of a Participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Compensation Committee. The Compensation Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any award subject to performance conditions.

Stock Awards. The Compensation Committee is authorized to grant a stock award under the 2019 Plan to any eligible person as a bonus, as additional compensation, or in lieu of cash compensation the individual is otherwise entitled to receive, in such amounts and subject to such other terms as the Compensation Committee in its discretion determines to be appropriate.

Cash Awards. The Compensation Committee may grant awards that are payable solely in cash, as deemed by the Compensation Committee to be consistent with the purposes of the 2019 Plan, and such cash awards will be subject to the terms, conditions, restrictions and limitations determined by the Compensation Committee, in its sole discretion, from time to time. Cash awards may be granted with value and payment contingent upon the achievement of performance criteria.

Dividend Equivalents. The Compensation Committee is authorized to grant dividend equivalents to an eligible person, entitling the eligible person to receive cash, common stock, other awards, or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The Compensation Committee may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, and if distributed at a later date may be deemed to have been reinvested in additional shares of common stock, awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Compensation Committee may specify. With respect to dividend equivalents granted in connection with another award, absent a contrary provision in the award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue and will not be paid unless and until such award has vested and been earned.

Change of Control. Unless otherwise set forth in an award agreement or otherwise, following a “change of control” of the Company (as defined in the 2019 Plan), with respect to each outstanding award that is not assumed or substituted in connection with a change of control, immediately upon the occurrence of the change of control, such award will become fully vested and exercisable, and any performance conditions imposed with respect to such award will be deemed to be achieved at target performance levels.

Notwithstanding any other provision of the 2019 Plan or an award agreement to the contrary, upon a “change of control” of the Company or change in the Company’s outstanding common stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any award, the Compensation Committee, acting in its sole discretion, may effect one or more of the following alternatives: (a) remove any applicable forfeiture restrictions on any award; (b) accelerate the time of exercisability of an award so that such award may be exercised in full or in part for a limited period of time on or before a date specified by the Compensation Committee; (c) provide for a cash payment with respect to outstanding awards in exchange for the mandatory surrender and cancellation of some or all of the outstanding awards held by such holders (irrespective of whether such awards are then vested or exercisable pursuant to the 2019 Plan); (d) cancel awards that are unexercisable or remain subject to a restricted period as of the date of a change of control without payment of any consideration to the participant for such awards; or (e) make such adjustments to awards then outstanding as the Compensation Committee deems appropriate to reflect such change of control (including, but not limited to, the substitution, assumption, or continuation of awards by the successor company or a parent or subsidiary thereof for new awards, and the adjustment as to the number and price of shares of common stock or other consideration subject to such awards).

Minimum Regulatory Capital Requirements. Notwithstanding any provision of the 2019 Plan or any agreement to the contrary, awards granted under the 2019 Plan will expire or be forfeited, to the extent not exercised or settled, within forty-five (45) days following the receipt of notice from the Company’s primary federal or state regulator that (a) the Company has not maintained its minimum capital requirements (as determined by the regulator) and (b) the regulator is requiring termination or forfeiture of the awards. Upon receipt of such notice from the applicable regulator, the Company will promptly notify each participant that such awards have become fully exercisable and vested to the full extent of the grant and that the participant must exercise the award or the award must be settled, as applicable, prior to the end of the 45-day period or such earlier period as may be specified by the regulator or the participant will forfeit such awards. In case of forfeiture, no participant will have a cause of action, of any kind or nature, with respect to the forfeiture against the Company or any parent or subsidiary.

Amendment and Termination of the 2019 Plan. The board of directors may amend, suspend, discontinue or terminate the 2019 Plan or the Compensation Committee’s authority to grant awards under the 2019 Plan without the consent of shareholders or participants, except that any amendment, including any increase in any share limitation, is subject to the approval of the Company’s shareholders not later than the annual meeting next following such action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted. Without the consent of an affected participant, no such amendment may materially and adversely affect the rights of such participant under any previously granted and outstanding award.

Summary of 2017 Director Stock Option Plan.

Eligibility. The members of the board of directors of the Company are eligible to receive awards under the 2017 Plan.

Types of Awards. The 2017 Plan provides for the issuance of stock options.

Shares Available; Certain Limitations. Subject to provisions of the 2017 Plan relating to capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to options under the 2017 Plan may not exceed 187,000 shares. As of June 30, 2021, there were no shares of our common stock reserved for future awards under the 2017 Plan. The stock issuable under the 2017 Plan will be shares of authorized but unissued common stock, or reacquired common stock (including shares repurchased by the Company on the open market or otherwise).

If any (a) option for any reason expires or is otherwise terminated, in whole or in part, without having been exercised in full, or (b) shares of common stock issuable upon exercise of an option are not delivered to a director because such shares are withheld for the payment of all or any portion of the aggregate exercise price therefor, then the shares of common stock issuable but not issued and delivered under such option will remain available for issuance under the 2017 Plan and such expiration, termination, cancellation, settlement, withholding, forfeiture or repurchase will not reduce (or otherwise offset) the number of shares of common stock that may be issued pursuant to the 2017 Plan. If the exercise price of any option is satisfied by tendering shares of common stock held by the director (either by actual delivery or attestation), then the number of shares so tendered will be treated as having been withheld from the number of shares issuable upon the exercise of the option pursuant to clause (b) of the preceding sentence and the number of shares deemed to have been so withheld will remain available for issuance under the 2017 Plan and such withholding will not reduce (or otherwise offset) the number of shares of common stock that may be issued pursuant to the 2017 Plan. If any shares of common stock delivered to a director upon the exercise of an option shall for any reason be repurchased by the Company under a repurchase option provided under the 2017 Plan or any award agreement, the shares of common stock repurchased by the Company under such repurchase option will not revert to or otherwise become available for issuance again under the 2017 Plan.

Administration. The 2017 Plan is administered by the board of directors. The board of directors has the authority, in its sole and absolute discretion, to: (a) construe and interpret the 2017 Plan, prescribe, amend and rescind rules relating to the 2017 Plan’s administration and take any other actions necessary or desirable for the administration of the 2017 Plan; (b) correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the 2017 Plan; (c) determine, from time to time, (i) which of the eligible directors will be granted options, (ii) when and how each option will be granted, (iii) what type of option will be granted, (iv) the provisions of each option granted, including the time or times when a person will be permitted to exercise such option, and (v) the number of shares of common stock with respect to which an option will be granted to each such director; (d) settle all controversies regarding the 2017 Plan or any award agreement, or any option granted thereunder; (e) accelerate the time at which an option may first be exercised or the time during which any option or any shares of common stock issued upon exercise of an option will vest in accordance with the 2017 Plan; (f) suspend or terminate the 2017 Plan at any time; (g) amend the 2017 Plan in any respect the board of directors deems necessary or advisable; (h) approve forms of award agreements for use under the 2017 Plan and to amend the terms of any one or more option or award agreement; (i) effect, at any time and from time to time, with the consent of any adversely affected director, the reduction of the exercise price of any outstanding option under the 2017 Plan, the cancellation of any outstanding option under the 2017 Plan and the grant in substitution thereof of a new option under the 2017 Plan (or another equity plan of the Company) covering the same or a different number of shares of common stock, cash and/or any other valuable consideration (as determined by the board of directors in its sole discretion) or any other action that is treated as a repricing under generally accepted accounting principles; and (j) exercise such powers and perform such acts as the board of directors deems necessary or expedient to promote the Company’s best interests and that are not in conflict with the provisions of the 2017 Plan or any options.

Exercisability and Vesting. Awards under the 2017 Plan are subject to such restrictions on exercisability and transferability, including special forfeiture conditions, rights of repurchase, rights of first refusal, bring-along rights and other restrictions, if any, as the board of directors may determine. Such restrictions will be set forth in the applicable award agreement and apply in addition to any restrictions that may apply to holders of shares of common stock generally. The total number of shares of common stock subject to an option may vest and therefore become exercisable in periodic installments that may or may not be equal. The option may be subject to other terms and conditions on the time or times when it may or may not be exercised (which may be based on performance or other criteria) as the board of directors deems appropriate. The vesting provisions of individual options may vary.

Stock Options. Options entitle the participant to purchase shares during a specified period at a purchase price specified by the board of directors (at a price not less than 100% of the fair market value of a share on the day the option is granted, though an option may be granted with an exercise price lower than 100% of fair value if such option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code). Each option will have a maximum term of ten years from the date of grant, or such lesser period as the board of directors may determine. All options granted under the 2017 Plan shall be nonstatutory stock options within the meaning of Section 421 of the Code.

The 2017 Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a director pursuant to an award, nothing contained in the 2017 Plan or any award agreement shall give the director any rights that are greater than those of a general creditor of the Company or an affiliate.

Shareholder Rights; Service Rights; Investment Assurances. No director will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to an option unless and until such director has duly exercised such option pursuant to its terms and the Company has duly and validly issued to the director the shares of common stock issuable upon such exercise.

Neither the 2017 Plan nor any options awarded under the 2017 Plan confer on any director the right to continue to serve as a member of the board of directors or in any other capacity.

The Company may require a director, as a condition of being granted any option or exercising an option, to give written assurances satisfactory to the Company that the director is acquiring the option and the common stock issued or issuable pursuant thereto for the director’s own account and not with any present intention of selling or otherwise distributing the option or any such common stock. This requirement, and any assurances given pursuant to this requirement, will be inoperative if the issuance of common stock upon the grant of an option or the exercise of an option has been registered under a then currently effective registration statement under the Securities Act or as to any particular requirement, to the extent that a determination is made by counsel to the Company that such requirement need not be met in the circumstances under the securities laws then applicable.

Change in Control. In connection with any “change in control” of the Company (as defined in the 2017 Plan), the surviving corporation or acquiring corporation may assume any options outstanding under the 2017 Plan or substitute similar options (including options to acquire the consideration that would have been received by the holders of options had they exercised their options immediately prior to the consummation of such change in control transaction) for those outstanding under the 2017 Plan. If such surviving corporation or acquiring corporation does not assume such options or substitute similar options for those outstanding under the 2017 Plan, then (a) the vesting of options held by directors whose continuous service has not terminated prior to the effective time of the change in control shall be accelerated in full and any or all of such options may be exercised in connection with the change in control transaction and (b) all options not exercised prior to or in connection with the change in control transaction shall terminate. In the event of any conflict or inconsistency between the provisions of Section 9(c) of the 2017 Plan and the provisions of any award agreement, the provisions of such award agreement will control and govern with respect to the options granted thereunder and the common stock issued or issuable pursuant thereto.

Amendment and Termination of the 2017 Plan. The board of directors may amend, suspend or terminate the 2017 Plan subject to the limitations, if any, of applicable law. Except as provided by the terms of the 2017 Plan relating to capitalization adjustments, no amendment shall be effective unless approved by the Company’s shareholders, to the extent shareholder approval is necessary to satisfy the requirements of any applicable law or any Nasdaq or securities exchange listing requirement.

Summary of 2013 Stock Option Plan.

Prior to the approval of the 2019 Plan, we made grants of stock options under our 2013 Plan. The 2013 Plan was adopted with the intent to encourage ownership of common stock by key employees, directors, advisory directors and other service providers of the Company and its affiliates and to provide increased incentive for such key employees and directors to render services and to exert maximum effort for the success of the Company. The 2013 Plan was frozen on May 29, 2019 in connection with the adoption of the 2019 Plan and no new awards may be granted under the 2013 Plan.

Employee Stock Ownership Plan

On January 1, 2018, the Bank established an employee stock ownership plan, or ESOP, for the benefit of its employees. The ESOP is designed to qualify as an employee stock ownership plan which is intended to be a stock bonus plan under the Code and Employee Retirement Income Security Act of 1974, as amended. Generally, each employee becomes a participant in the ESOP on the date of his or her hire. For each ESOP participant, the Bank will make an annual contribution to the participant’s ESOP account in an amount equal to 100% of his or her elective deferrals to the Bank’s 401(k) plan, up to 3% of eligible compensation, plus 50% of his or her elective deferrals to the Bank’s 401(k) Plan between 3% and 5% of eligible compensation. These matching contributions may be made in cash (which the trustee of the ESOP will use to purchase shares of Company common stock) or in the form of Company common stock. ESOP participants are always 100% vested in their ESOP accounts.

Any cash dividends received by the trustee of the ESOP from shares of our common stock held in the ESOP are applied, in the discretion of the trustee of the ESOP, to the purchase of additional shares of our common stock. The trustee of the ESOP is authorized to purchase our common stock from us directly or from any shareholder, and such stock may be outstanding, newly issued or treasury stock. All such purchases must be at a price not in excess of fair market value, as determined by an independent appraiser, in accordance with the Code.

As of June 30, 2021, the ESOP held 102,997 shares of our common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers regarding outstanding equity awards held by the named executive officers at December 31, 2020.

	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price	Option expiration date
Bart O. Caraway	857	—		—	$11.00	7/1/23
	93,700	—		—	$11.00	12/31/24
	8,400	5,600	(1)	—	$13.00	2/23/27
	60,000	40,000	(2)	—	$16.30	7/19/28
	—	33,500	(3)	—	$16.78	1/1/30
Donald C. Legato	500	—		—	$11.00	3/1/22
	2,000	—		—	$11.00	3/31/24
	500	—		—	$11.00	5/1/24
	10,000	—		—	$11.00	12/31/24
	2,400	1,600	(4)	—	$13.00	1/31/27
	1,600	2,400	(5)	—	$16.00	4/1/28
	3,000	12,000	(6)	—	$16.30	1/1/29
	600	2,400	(7)	—	$16.30	1/1/29
	—	10,000	(8)	—	$16.78	1/1/30
R. John McWhorter	8,000	—	(9)	—	$11.00	4/27/25
	1,600	400	(10)	—	$13.00	11/10/26
	800	1,200	(11)	—	$16.00	2/1/28
	4,000	16,000	(12)	—	$16.30	1/1/29
	—	2,000	(13)	—	$16.78	1/1/30

(1)	Stock options to acquire 2,800 shares vested on February 23, 2021 and stock options to acquire 2,800 shares will vest on February 23, 2022.
(2)	Stock options to acquire 20,000 shares vested on January 1, 2021 and stock options to acquire 20,000 shares will vest on January 1, 2022.
(3)	Stock options to acquire 6,700 shares vested on January 1, 2021 and stock options to acquire 6,700 shares will vest on January 1, 2022, 2023, 2024, and 2025.
(4)	Stock options to acquire 800 shares vested on January 31, 2021 and stock options to acquire 800 shares will vest on January 31, 2022.
(5)	Stock options to acquire 800 shares vested on April 1, 2021 and stock options to acquire 800 shares will vest on April 1, 2022 and 2023.
(6)	Stock options to acquire 3,000 shares vested on January 1, 2021 and stock options to acquire 3,000 shares will vest on January 1, 2022, 2023, and 2024.
(7)	Stock options to acquire 600 shares vested on January 1, 2021 and stock options to acquire 600 shares will vest on January 1, 2022, 2023, and 2024.
(8)	Stock options to acquire 2,000 shares vested on January 1, 2021 and stock options to acquire 2,000 shares will vest on January 1, 2022, 2023, 2024, and 2025.
(9)	Stock options to acquire 8,000 shares were exercised on March 25, 2021.
(10)	Stock options to acquire 400 shares will vest on November 10, 2021 and stock options to acquire 1,600 shares were exercised on March 25, 2021.
(11)

Stock options to acquire 400 shares vested on February 1, 2021 and stock options to acquire 400 shares will vest on February 1, 2022 and 2023. Stock options to acquire 1,200 shares were exercised on March 25, 2021.

(12)

Stock options to acquire 4,000 shares vested on January 1, 2021 and stock options to acquire 4,000 shares will vest on January 1, 2022, 2023, and 2024. Stock options to acquire 8,000 shares were exercised on March 25, 2021.

(13)

Stock options to acquire 400 shares vested on January 1, 2021 and stock options to acquire 400 shares will vest on January 1, 2022, 2023, 2024, and 2025. Stock options to acquire 400 shares were exercised on March 25, 2021.

Potential Payments upon a Termination of Employment or a Change of Control

Below we have described the expected severance and other change of control benefits to which our named executive officers would be entitled pursuant to the terms of their respective employment agreements and salary continuation agreements in connection with certain terminations of their employment or a change of control.

Termination of Employment without Cause or Resignation for Good Reason. The employment agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide for severance benefits if the named executive officer is terminated without “Cause” or the named executive officer resigns with “Good Reason” (as each of those terms is defined in the applicable employment agreement). In such circumstances, the named executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•

for Mr. Caraway, a payment that totals 150% of his annual base salary; for Mr. Legato, a payment that totals 100% of his annual base salary; and for Mr. McWhorter, a payment that totals 100% of his annual base salary, with each payment payable in substantially equal installments over a period of one year in accordance with the Bank’s normal payroll practices;

•

for Mr. Caraway, a payment that totals 150% of the average of his annual bonus earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs; and for each of Mr. Legato and Mr. McWhorter, a payment that totals the average of his respective annual bonus earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs, with each payment payable in substantially equal installments over a period of one year in accordance with the Bank’s normal payroll practices;

•

if timely and properly elected, reimbursement of monthly premiums paid under the Consolidated Omnibus Reconciliation Act of 1985, or COBRA, until the earliest of (i) for Mr. Caraway, 18 months following the termination date, and for each of Mr. Legato and Mr. McWhorter, 12 months following the termination date, (ii) the date the named executive officer is no longer eligible to receive COBRA benefits, and (iii) the date on which the named executive officer either receives or becomes eligible to receive substantially similar coverage from another employer; and

•	the vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date accelerated by one year.

The salary continuation agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide that, in the event of the termination of the named executive officer’s employment with the Bank or the Company prior to attaining the Normal Retirement Age, for any reason other than death, “Cause,” “Disability,” or a “Change in Control,” (as each of those terms is defined in the applicable salary continuation agreement) by the Bank or the Company or by the named executive officer for “Good Reason” (as such term is defined in the named executive officer’s employment agreement), the named executive officer will receive a single lump-sum payment equal to the vested liability accrual balance reflected on the Bank’s financial statements as of the date of such termination. For purposes of this provision, (i) Mr. Caraway’s liability accrual balance vested 100% on December 31, 2020, (ii) Mr. Legato’s liability accrual balance vested 60% on December 31, 2020 and vests at a rate of 20% per year thereafter, and (iii) Mr. McWhorter’s liability accrual balance vested 40% on December 31, 2020 and vests at a rate of 20% per year thereafter.

In the event of the termination of the named executive officer’s employment with the Bank or the Company prior to attaining the Normal Retirement Age by the named executive officer for any reason other than death,

Cause, Disability, or a Change in Control, the named executive officer will receive a single lump-sum payment equal to the vested liability accrual balance reflected on the Bank’s financial statements as of the date of such termination. For purposes of this provision, (i) Mr. Caraway’s liability accrual balance vested 100% on December 31, 2020, (ii) Mr. Legato’s liability accrual balance vested 50% on December 31, 2020 and vests at a rate of 10% per year thereafter, and (iii) Mr. McWhorter’s liability accrual balance vested 30% on December 31, 2020 and vests at a rate of 10% per year thereafter.

The named executive officers are not entitled to any benefit under the salary continuation agreements if the named executive officer’s termination of employment by the Bank is due to “Cause” (as such term is defined in the applicable salary continuation agreement) or the Bank discovers after termination for any reason that the named executive officer committed acts while employed with the Bank that would have constituted Cause.

Termination of Employment Due to Death or Disability. The employment agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide for severance benefits if the named executive officer’s employment is terminated on account of his death or “Disability” (as such term is defined in the applicable employment agreement). In such circumstances, the named executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•

a lump sum payment that totals 100% of the named executive officer’s annual base salary, paid on the date that annual bonuses are paid to similarly situated executives in the current calendar year, but in no event later than March 15 of the year following the end of the calendar year in which the termination date occurs;

•

a lump sum payment that totals the average of the named executive officer’s annual bonuses earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (i) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (ii) if less than one year, his target annual bonus in effect for the year in which the termination date occurs, paid on the date that annual bonuses are paid to similarly situated executives in the current calendar year, but in no event later than March 15 of the year following the end of the calendar year in which the termination date occurs; and

•	the vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date accelerated by one year.

The salary continuation agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide that, in the event the named executive officer dies while in the active service of the Bank and prior to receiving any payments under the salary continuation agreement, the named executive officer’s beneficiary will receive the Normal Retirement Benefit. The salary continuation agreements also provide that if the named executive officer dies after benefit payments have commenced under the salary continuation agreement, or after the named executive officer is entitled to begin receiving benefits, but before receiving all such payments, the Bank will pay the remaining benefits to the named executive officer’s beneficiary at the same time and in the same amounts they would have paid to the named executive officer had he survived.

The salary continuation agreements also provide that, in the event of the named executive officer’s “Disability” (as such term is defined in the applicable salary continuation agreement) prior to attaining the Normal Retirement Age, the named executive officer will receive a single lump-sum payment equal to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Disability.

Change of Control. The employment agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide for severance benefits if a “Change of Control” (as such term is defined in the applicable employment agreement) occurs, and within six months prior to, or twelve months following, such Change of Control the executive is terminated without “Cause” or resigns for “Good Reason” (as each of those terms is defined in the applicable employment agreement), other than on account of the named executive officer’s death or “Disability”

(as such term is defined in the applicable employment agreement). In such circumstances, notwithstanding any other provision of the employment agreement, the named executive officer will be entitled to the following payments and benefits under his employment agreement:

•	all accrued compensation and benefits;

•

a lump sum payment equal to any earned but unpaid annual bonus for the most recently completed calendar year and, in the case of Mr. Caraway 2.99 times, in the case of Mr. Legato 1.5 times, and in the case of Mr. McWhorter 2.0 times, the sum of (i) the named executive officer’s annual base salary and (ii) the average of the named executive officer’s annual bonuses earned for the three full years preceding the year in which the termination date occurs, or, if less than three years, the greater of (A) the average of his annual bonuses awarded for all full years preceding the year in which the termination date occurs, or (B) if less than one year, his target annual bonus in effect for the year in which the termination date occurs;

•

if timely and properly elected, reimbursement of monthly COBRA premiums, until the earliest of (i) for each of Mr. Caraway and Mr. McWhorter, 24 months following the termination date, and for Mr. Legato, 12 months following the termination date, (ii) the date the named executive officer is no longer eligible to receive COBRA benefits, and (iii) the date on which the named executive officer either receives or becomes eligible to receive substantially similar coverage from another employer; and

•

immediate vesting of any outstanding equity awards held by the named executive officer immediately prior to the termination date, in accordance with the terms of the applicable equity plan and award agreements.

The salary continuation agreements with Mr. Caraway, Mr. Legato, and Mr. McWhorter provide that, in the event of a “Change in Control” (as such term is defined in the applicable salary continuation agreement), the named executive officer will receive a single lump-sum payment equal to 100% of the liability accrual balance reflected on the Bank’s financial statements as of the date of the Change in Control.

Under the employment agreements, each named executed officer will bear the expense of, and be solely responsible for, any excise tax imposed by Section 4999 of the Code. However, any payment or benefit received or to be received by the named executive officer (whether payable under the terms of his employment agreement or any other plan, arrangement or agreement with the Company or an affiliate of the Company) that would constitute a “parachute payment” within the meaning of Section 280G of the Code, will be reduced to the extent necessary so that no portion thereof shall be subject to such an excise tax but only if, by reason of such reduction, the “net after-tax benefit” (as such term is defined in the applicable employment agreement) received by the named executive officer shall exceed the “net after-tax benefit” that would be received by the named executive officer if no such reduction was made.

Under the salary continuation agreements, the Bank is not required to pay any benefits under such agreements if, upon the advice of counsel, the Bank determines that the payment of such benefit would be prohibited by 12 C.F.R. Part 359 or any successor regulations regarding employee compensation promulgated by any regulatory agency having jurisdiction over the Bank or its affiliates or to the extent the benefit would be a non-deductible excess parachute payment under Section 280G and 4999 of the Code. To the extent possible, such benefit payment will be proportionately reduced to allow payment within the fullest extent permissible under applicable law, and the named executive officer will forfeit any amount over and above such reduced amount.

Director Compensation

The Company pays its non-executive officer directors based on the directors’ participation in board of directors meetings held throughout the year, TCCC pays its non-executive officer directors in the same manner, and the Bank pays its non-executive officer directors based on the director’s participation in board of directors and committee meetings held throughout the year. During 2020, non-executive officer directors received $200 per board meeting attended for the Company’s board of directors, $300 per Bank board meeting attended, and $200 per TCCC board meeting attended. The Bank’s non-executive officer directors also received a quarterly stipend of $1,062.50 and a fee per committee meeting attended, which varied based on the particular committee.

The committees of the Bank’s board of directors are the Directors’ Loan Committee, the ALCO, and the Director Information Technology Committee, and the Executive Committee, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are joint committees of the Company’s board of directors and the Bank’s board of directors. During 2020, the members of the Executive Committee did not receive any compensation for service on the Executive Committee. The members of the Directors’ Loan Committee received a fee of $300 per meeting attended, and the Chairperson of the Directors’ Loan Committee also received a quarterly fee of $875. The members of the Audit Committee received a fee of $400 per meeting attended, and the Chairperson of the Audit Committee also received a quarterly fee of $1,250. The members of the ALCO received a fee of $300 per meeting attended, and the Chairperson of the ALCO also received a quarterly fee of $812.50. The members of the Compensation Committee received a fee of $250 per meeting attended, and the Chairperson of the Compensation Committee also received a quarterly fee of $625. The members of the Director Information Technology Committee received a fee of $300 per meeting attended, and the Chairperson of the Director Information Technology Committee also received a quarterly fee of $625. The members of the Corporate Governance and Nominating Committee received a fee of $300 per meeting attended, and the Chairperson of the Corporate Governance and Nominating Committee also received a quarterly fee of $1,250.

The following table sets forth information regarding compensation paid, awarded to or earned by each of our non-executive officer directors in 2020. The table also includes compensation earned by each non-executive officer director that is attributable to his or her service as a director of the Bank and TCCC.

	Director fees earned or paid in cash ($)	All other compensation ($)(1)	Total ($)
Carolyn Bailey	44,100	—	44,100
Dr. Martin Basaldua	25,100	900	26,000
Dennis Bonnen	25,650	333,333	358,983
W. Donald Brunson	34,850	—	34,850
Norma J. Galloway	33,350	33,450	66,800
Troy A. Glander	21,800	178	21,978
Shelton J. McDonald	33,800	—	33,800
Joseph L. Stunja	29,850	798	30,648
Reagan Swinbank	25,550	—	25,550

(1)

All other compensation for 2020 includes: $900 of life insurance premiums for Dr. Basaldua; $333,333 paid to Mr. Bonnen pursuant to his separation agreement; $33,450 of consulting fees paid to Ms. Galloway; $178 of life insurance premiums for Mr. Glander; and $798 of life insurance premiums for Mr. Stunja.

Following the completion of this offering, we will pay each of our non-employee directors an annual retainer of $4,250 for service on our board of directors, an annual retainer of $4,250 for service on the Bank’s board of directors, and the following other fees:

	Committee Chairperson Annual Retainer	Meeting Fees
Company board of directors	—	$200
Bank board of directors	—	$300
TCCC board of directors	—	$200
Executive Committee	—	$150
Audit Committee	$5,000	$400
Compensation Committee	$5,000	$250
Corporate Governance and Nominating Committee	$5,000	$300
ALCO (Bank board of directors)	$3,250	$300
Directors’ Loan Committee (Bank board of directors)	$3,500	$300
Director Information Technology Committee (Bank board of directors)	$2,500	$300

In 2021, each of our non-employee directors was also granted options to purchase 6,000 shares of our common stock. The options will vest 50% on January 1, 2022 and 50% on January 1, 2023, subject to the non-employee director’s continued status as a director on each applicable vesting date. Members of our board of directors that are also employees of the Company or the Bank do not receive compensation for their attendance at board meetings.

Annual board compensation is recommended by the Compensation Committee and approved by the board of directors. Directors are also entitled to the protection provided by the indemnification provisions in our first amended and restated certificate of formation and first amended and restated bylaws, and, to the extent that they are also directors of the Bank and TCCC, the articles of incorporation and bylaws of the Bank and the certificate of formation and bylaws of TCCC.

IPO Awards

In connection with this offering, our board of directors approved the award of a special one-time grant of an aggregate of 45,750 shares of restricted stock under the 2019 Plan to our executive officers and directors, to be effective when the registration statement of which this prospectus forms a part is declared effective by the SEC. Mr. Caraway will receive an award of 11,500 restricted shares (valued at $             based on the initial public offering price per share of our common stock in this offering), Mr. Legato will receive an award of 5,000 restricted shares (valued at $             based on the initial public offering price per share of our common stock in this offering), Mr. McWhorter will receive an award of 6,750 restricted shares (valued at $             based on the initial public offering price per share of our common stock in this offering), and our directors, other than Mr. Caraway, will each receive an award of 2,000 restricted shares (valued at $             based on the initial public offering price per share of our common stock in this offering). The shares of restricted stock awarded to our executive officers, including Messrs. Caraway, Legato, and McWhorter, will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part. The shares of restricted stock awarded to our directors, other than Mr. Caraway, will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock, both immediately prior to and immediately after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than five percent of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all directors and executive officers, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The address for each shareholder listed on the table below is: c/o Third Coast Bancshares, Inc., 20202 Highway 59 North, Suite 190, Humble, Texas 77338.

The table below calculates the percentage of beneficial ownership based on 9,313,929 shares of common stock outstanding as of September 30, 2021 and 12,313,929 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, and 12,763,929 shares of our common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters’ option to purchase additional shares of our common stock. The table below does not reflect shares that may be purchased in this offering by the shareholders listed in the table through the directed share program described under “Underwriting.”

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Shareholders:
D.A. LaBove II(1)	472,968	5.1%	472,968	3.8%	472,968	3.7%
Travis Fox(2)	505,680	5.4%	505,680	4.1%	505,680	4.0%
Directors and Named Executive Officers:
Carolyn Bailey(3)	1,000	*	3,000	*	3,000	*
Dr. Martin Basaldua(4)	82,117	*	84,117	*	84,117	*
Dennis Bonnen(5)	138,503	1.5%	140,503	1.1%	140,503	1.1%
W. Donald Brunson(6)	45,792	*	47,792	*	47,792	*
Bart O. Caraway(7)	205,910	2.2%	219,962	1.8%	219,962	1.7%
Norma J. Galloway(8)	2,000	*	4,000	*	4,000	*
Troy A. Glander(9)	33,670	*	35,670	*	35,670	*
Donald C. Legato(10)	40,300	*	47,506	*	47,506	*
Shelton J. McDonald	—	*	2,000	*	2,000	*
R. John McWhorter(11)	189,828	2.0%	198,721	1.6%	198,721	1.6%
Joseph L. Stunja(12)	130,774	1.4%	132,774	1.1%	132,774	1.0%
Reagan Swinbank(13)	55,914	*	57,914	*	57,914	*
All directors and executive officers, as a group (13 persons)(14)	940,808	9.8%	995,111	7.9%	995,111	7.6%

*	Represents beneficial ownership of less than 1%.
(1)

Based on the Company’s books and records. Includes (i) 246,179 shares held by Avant Global Holdings LLC over which Mr. LaBove has shared voting and investment control with Mr. Fox and may be deemed beneficially owned by Mr. LaBove, (ii) 167,745 shares held by Mr. LaBove individually, and (iii) 59,044 shares held by Mr. LaBove’s individual retirement account. Mr. LaBove disclaims beneficial ownership of the shares held by Avant Global Holdings LLC except to the extent of his pecuniary interest therein.

(2)

Based on the Company’s books and records. Includes (i) 246,179 shares held by Avant Global Holdings LLC over which Mr. Fox has shared voting and investment control with Mr. LaBove and may be deemed beneficially owned by Mr. Fox, (ii) 174,305 shares held by Mr. Fox individually, (iii) 46,306 shares held by Mr. Fox’s individual retirement account, and (iv) 38,890 shares held by Mr. Fox’s spouse. Mr. Fox disclaims beneficial ownership of the shares held by Avant Global Holdings LLC except to the extent of his pecuniary interest therein.

(3)

Includes 1,000 shares held by Ms. Bailey individually. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Ms. Bailey in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(4)

Includes (i) 36,248 shares held by Pinnacle Executive Services LLC over which Dr. Basaldua has shared voting and investment control and may be deemed beneficially owned by Dr. Basaldua, (ii) 2,500 shares held by Dr. Basaldua individually, (iii) 29,905 shares held by Dr. Basaldua’s individual retirement account, (iv) options to purchase 12,607 shares of common stock, and (v) organizer warrants to purchase 857 shares of common stock. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Dr. Basaldua in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(5)

Includes (i) 128,283 shares held by Mr. Bonnen individually, (ii) 5,675 shares held by Mr. Bonnen’s individual retirement account, and (iii) 4,545 shares held by the individual retirement account of Mr. Bonnen’s spouse. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Mr. Bonnen in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(6)

Includes (i) 33,292 shares held by Mr Brunson individually, and (ii) 12,500 shares held by Mr. Brunson’s individual retirement account. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Mr. Brunson in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(7)

Includes (i) 9,850 shares held by Mr. Caraway individually, (ii) 2,746 shares held by Mr. Caraway’s individual retirement account, (iii) options to purchase 192,457 shares of common stock, and (iv) organizer warrants to purchase 857 shares of common stock. Shares beneficially owned after the completion of this offering include 2,552 shares held by the Company’s ESOP and allocated to Mr. Caraway’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. Caraway may be deemed the beneficial owner of such shares. Shares beneficially owned after the completion of this offering include 11,500 shares of restricted stock to be granted to Mr. Caraway in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(8)

Includes 2,000 shares held by Ms. Galloway individually. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Ms. Galloway in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(9)

Includes (i) 20,206 shares held by Mr. Glander individually, (ii) options to purchase 12,607 shares of common stock, and (iii) organizer warrants to purchase 857 shares of common stock. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Mr. Glander in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(10)

Includes (i) 12,500 shares held by Mr. Legato’s individual retirement account, and (ii) options to purchase 27,800 shares of common stock. Share beneficially owned after the completion of this offering include 2,206 shares held by the Company’s ESOP and allocated to Mr. Legato’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. Legato may be deemed the beneficial owner of such shares. Shares beneficially owned after the completion of this offering include 5,000 shares of restricted stock to be granted to Mr. Legato in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(11)

Includes (i) 72,547 shares held by Mr. McWhorter individually, (ii) 55,538 shares held by Mr. McWhorter’s individual retirement account, (iii) 61,343 shares held by Richard and Amy McWhorter Management Trust of which Mr. McWhorter serves as the trustee, and (iv) options to purchase 400 shares of common stock. Shares beneficially owned after the completion of this offering include 2,143 shares held by the Company’s ESOP and allocated to Mr. McWhorter’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a ESOP participant, Mr. McWhorter may be deemed the beneficial owner of such shares. Shares beneficially owned after the completion of this offering include 6,750 shares of restricted stock to be granted to Mr. McWhorter in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(12)

Includes (i) 118,167 shares of common stock held by The Stunja Family Trust of which Mr. Stunja serves as the trustee, (ii) organizer warrants to purchase 857 shares of common stock held by The Stunja Family Trust of which Mr. Stunja serves as the trustee, and (iii) options to purchase 11,750 shares of common stock. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Mr. Stunja in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(13)

Includes (i) 35,081 shares held by Mr. Swinbank individually, and (ii) 20,833 shares held by RTS Family LP of which Mr. Swinbank is a partner. Shares beneficially owned after the completion of this offering include 2,000 shares of restricted stock to be granted to Mr. Swinbank in connection with the completion of our initial public offering. The shares of restricted stock will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

(14)

Includes (i) options held by a director or executive officer to purchase 270,621 shares of common stock, and (ii) warrants held by a director, executive officer, or entity in which a director is a principal to purchase 3,428 shares of common stock. Shares beneficially owned after the completion of this offering include 8,553 shares held by the Company’s ESOP and allocated to our directors’ and executive officers’ accounts. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as a ESOP participant, our directors and executive officers may be deemed the beneficial owner of such shares. Shares beneficially owned after the completion of this offering include 45,750 shares of restricted stock to be granted to the directors and executive officers in connection with the completion of our initial public offering. The shares of restricted stock awarded to our executive officers will vest in equal increments on an annual basis over a three-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part. The shares of restricted stock awarded to our directors, other than Mr. Caraway, will vest in equal increments on an annual basis over a two-year period beginning on the first anniversary of the effective date of the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2018, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Lease of Beaumont Branch

We lease our branch at 229 Dowlen Road, Suite C, Beaumont, Texas, from Oaks Shopping Center Venture, LP. Michael A. Phelan II was a director when we leased this branch and is a partner in Oaks Shopping Center Venture, LP. Mr. Phelan resigned from our board of directors in April 2019. The amounts incurred by us under the lease were $42,002 for the six months ended June 30, 2021 and $83,083, $81,868 and $80,157 for the years ended December 31, 2020, 2019 and 2018, respectively. We believe the amounts paid and the terms of the lease are reasonable, customary and consistent with prevailing market rates and terms.

Other Related Person Transactions

In August 2018, we engaged Ms. Norma Galloway, one of our directors, pursuant to a Consulting Agreement, to manage the Bank’s building, including a remodel of our corporate location and buildouts and design of several leased offices. The original Consulting Agreement expired in February 2019 and we entered into a new Consulting Agreement with substantially the same terms with Ms. Galloway in March 2019. We paid Ms. Galloway $33,450, $68,150 and $26,300 for such services in the years ended December 31, 2020, 2019 and 2018, respectively.

Prior to and in connection with the closing of our merger with Heritage, Mr. Dennis Bonnen entered into a separation agreement with Heritage Bank on December 31, 2019. Pursuant to the separation agreement, Heritage Bank agreed to pay Mr. Bonnen an aggregate cash payment in an amount equal to $1.0 million to be paid over three consecutive years, with the first two installments of $333,333 to be paid on January 15, 2020 and January 15, 2021, and the third installment of $334,000 to be paid in quarterly amounts of $83,500 on January 15, 2022, April 15, 2022, July 15, 2022 and October 15, 2022. Pursuant to the separation agreement, Mr. Bonnen is subject to a confidentiality covenant, a non-competition covenant for three years following December 31, 2019, and a non-solicitation covenant for three years following December 31, 2019. Mr. Bonnen was appointed to our board of directors in connection with the consummation of our merger with Heritage, and we assumed the separation agreement pursuant to the merger. We paid Mr. Bonnen $333,333 pursuant to the separation agreement in the year ended December 31, 2020.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank or us in the ordinary course of business. These transactions include deposits, loans, and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Our loans and deposits with these parties have been made and accepted in compliance with applicable regulations and our written policies. As of June 30, 2021, we had approximately $439,000 of loans outstanding to our directors and officers and those of the Bank and we had $408,000 of unfunded loan commitments to related parties. As of June 30, 2021, no related person loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Directed Share Program

At our request, the underwriters have reserved up to 5.0% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to certain of our directors, executive officers, employees, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See “Underwriting—Directed Share Program.”

Policies and Procedures Regarding Related Person Transactions

Transactions by the Bank or us with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than five percent of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Audit Committee of the board of directors for approval. The committee of the board of directors shall review the related person transaction in accordance with the criteria set forth in the policy, taking into account all of the relevant facts and circumstances available to the committee of the board of directors. Based on the conclusions reached, the committee of the board of directors shall evaluate all options, including, without limitation, approval, ratification, amendment or termination of the related person transaction or, with respect to any related person transaction that is no longer pending or ongoing, rescission and/or disciplinary action. Approval of such transactions shall be given only if it is determined by the committee of the board of directors that such transaction is in, or not inconsistent with, the best interests of the Company and our shareholders.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our first amended and restated certificate of formation and our first amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our first amended and restated certificate of formation and our first amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

We are incorporated in the state of Texas. The rights of our shareholders are generally covered by Texas law and our first amended and restated certificate of formation and first amended and restated bylaws. The terms of our capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas.

Our first amended and restated certificate of formation authorizes us to issue up to 50,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

Shares Outstanding.    As of June 30, 2021, 6,573,684 shares of our common stock were outstanding and held by 658 shareholders of record.

As of June 30, 2021, 1,110,174 shares of our common stock were reserved for issuance upon the exercise of outstanding stock options and 6,000 shares were reserved for issuance upon the exercise of outstanding warrants. At June 30, 2021, 397,150 shares of our common stock were reserved for future awards under the 2019 Plan and as of June 30, 2021, no shares of our common stock were reserved for future awards under the 2017 Plan.

Voting.    Each holder of our common stock is entitled to one vote for each share held of record on all matters on which shareholders generally are entitled to vote, except as otherwise required by law. Rights of common stock to vote on certain matters may be subject to the rights and preferences of the holders of any outstanding shares of any preferred stock that we may issue. Our first amended and restated certificate of formation expressly prohibits cumulative voting.

Dividends and Other Distributions.    Subject to certain regulatory restrictions and to the rights of any holders of our preferred stock that may be outstanding and any other class or series of stock having a preference as to dividends over the common shares then outstanding, dividends may be paid on the shares of common stock out of assets legally available for dividends, but only at such times and in such amounts as our board of directors shall determine and declare. Subject to applicable law, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share, ratably in proportion to the number of shares held by them, in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock and any other class or series of stock having a preference over the common shares then outstanding. See “Supervision and Regulation—The Company—Dividend Payments, Stock Redemptions and Repurchases” and “Supervision and Regulation—The Bank—Dividend Payments.”

Preemptive Rights.    Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Other.    Our holders of common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.

Preferred Stock

Upon authorization of our board of directors and without any action by the holders of our common stock, we may issue shares of one or more series of our preferred stock from time to time. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	the designation of such series, and the number of shares to constitute such series;

•	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

•

the dividends, if any, payable on such series, and at what rates, whether any such dividends shall be cumulative, and if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of this class;

•	whether the shares of such series shall be subject to redemption by us, and, if so, the times, prices and other terms and conditions of such redemption;

•	the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution, or winding up of the Company;

•

whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

•

whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of this class or any other class or classes of securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

•

the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the common stock or shares of stock of any other class or any other series of this class;

•

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

•	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock by providing superior rights;

•	dilute the ownership of the holders of our common stock;

•	discourage unsolicited proposals to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, our first amended and restated certificate of formation and our first amended and restated bylaws could have an anti-takeover effect and make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of our directors or management. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which we refer to in this prospectus as the Texas Business Combination Law. This law provides that a Texas corporation that qualifies as an “issuing public corporation” (as defined in the Texas Business Combination Law) may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is a shareholder who is, or was, during the prior three years, the beneficial owner of 20.0% or more of the corporation’s voting shares. The prohibition on certain transactions with such affiliated shareholders extends for a three-year period from the date such shareholder first becomes an affiliated shareholder. These prohibitions do not apply if:

•

the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•

the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

As we currently have more than 100 shareholders, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•

the business combination of an issuing public corporation where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, or its certificate of formation or bylaws have been amended by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•

a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•

a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; or

•

a business combination of an issuing public corporation with its wholly owned subsidiary, if the subsidiary is a Texas entity and not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the issuing public corporation.

Neither our first amended and restated certificate of formation nor our first amended and restated bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. As a result, the Texas Business Combination Law may prevent a non-negotiated merger or other business combination involving us, even if such a merger or combination would be beneficial to our shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Our first amended and restated certificate of formation and our first amended and restated bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our common stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of our common stock and the removal of our incumbent board of directors or management. These provisions:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•	include a classified board of directors, with directors of each class serving a three-year term;

•	eliminate cumulative voting in elections of directors;

•	provide our board of directors with the exclusive right to alter, amend or repeal our first amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•

require any shareholder derivative suit or shareholder claim against an officer or director of breach of fiduciary duty or violation of the TBOC, certificate of formation, or bylaws to be brought in Harris County in the State of Texas, subject to certain exceptions as described below in “—Exclusive Forum”;

•

require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at annual or special meetings of shareholders, to provide timely advanced notice of their intent in writing; and

•

enable our board of directors to increase, at any annual, regular or special meetings of directors, the number of persons serving as directors and to fill up to two vacancies created as a result of the increase by a majority vote of the directors between two successive annual shareholder meetings.

Our first amended and restated bylaws may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures for advance notice are not followed, or of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.

Classified Board of Directors

Our board of directors is currently composed of ten directors. Pursuant to our first amended and restated certificate of formation, our board of directors is classified into three classes, Class A, Class B and Class C, with members of each class serving a three-year term. The classification of our board of directors promotes continuity and stability of our business strategies and management; however, it also makes it more difficult for our shareholders to change a majority of our directors given that it will generally take a minimum of two annual elections for this to occur.

Exclusive Forum

Our first amended and restated bylaws will require that, unless we consent in writing to the selection of an alternative forum, any state court located in Harris County in the State of Texas, or a Harris County State Court, shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the TBOC, our first amended and restated certificate of formation or our first amended and restated bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Texas, the shareholder bringing the suit will be deemed to have consented to service of process on such shareholder’s counsel, except for, as to each of (i) through (iv) above, any action (A) as to which the Harris County State Court determines that there is an indispensable party not subject to the jurisdiction of the Harris County State Court (and the indispensable party does not consent to the personal jurisdiction of the Harris County State Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Harris County State Court, (C) for which the Harris County State Court does not have subject matter jurisdiction, or (D) arising under the Securities Act as to which the Harris County State Court and the United States District Court for the Southern District of Texas, Houston Division shall have concurrent jurisdiction.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the exclusive forum provision of our first amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such an exclusive forum provision as written in connection with claims arising under the Securities Act, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the exclusive forum provision of our first amended and restated bylaws. The exclusive forum provision in our first amended and restated bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Limitation of Liability and Indemnification of Officers and Directors

Under the TBOC, the certificate of formation of a corporation may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director.

Our first amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director to the fullest extent provided by applicable Texas law. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to the Company or our shareholders;

•	acts or omissions not in good faith that constitute a breach of duty of the director to the Company or that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties; and

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute.

The TBOC provides that a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. The TBOC also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Section 8.105 of the TBOC provides that a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

Our first amended and restated certificate of formation and first amended and restated bylaws also provide that we will indemnify our directors, officers and delegates (those serving at the request of the Company as a director, officer, or representative of another company) and may indemnify our employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters , including the advancement of expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

The TBOC permits us to purchase insurance on behalf of an existing or former officers, employees, directors or agents against any liability asserted against and incurred by that person in such capacity, or arising out of that person’s status in such capacity. Pursuant to this authority, we maintain such insurance for the officers, employees, directors and agents of the Company and its subsidiaries.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company serves as our transfer agent and registrar.

Listing and Trading

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “TCBX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have 12,313,929 shares of our common stock issued and outstanding (12,763,929 shares if the underwriters exercise in full their option to purchase additional                 shares). In addition, 1,160,209 shares of our common stock will be issuable upon the vesting and settlement of outstanding equity awards.

Of these 12,313,929 shares (or 12,763,929 shares, if the underwriters exercise in full their option to purchase additional shares), the shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining outstanding shares, including the 2,937,876 shares that we issued in our private placement completed on August 27, 2021, will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

We and all of our directors and executive officers, who own in the aggregate approximately 675,312 shares of our outstanding common stock, have agreed not to sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of the underwriting agreement, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions. For a description of additional shares subject to restrictions on sale, see “—Rule 144” below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell shares of our common stock without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell on expiration of the lock-up agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of common stock then outstanding, which will equal approximately 123,140 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Certain of our recently issued shares, including the 2,937,876 shares issued in our private placement, will be subject to holding periods under Rule 144 before they may be resold following the offering.

Stock Issued under Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our incentive plans. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

SUPERVISION AND REGULATION

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the TDSML, the Federal Reserve, the FDIC and the Consumer Financial Protection Bureau, or the CFPB. Furthermore, tax laws administered by the Internal Revenue Service, or the IRS, and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, or FASB, securities laws administered by the SEC and state securities authorities and anti-money laundering, or AML, laws enforced by the U.S. Department of the Treasury, or the Treasury, also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the Deposit Insurance Fund, or the DIF, rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management’s ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Financial Services Industry Reform

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act imposed significant regulatory and compliance requirements, including the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.

Additionally, the Dodd-Frank Act established a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the OCC and the FDIC.

On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or the EGRRCPA, was enacted. The EGRRCPA repealed or modified several provisions of the Dodd-Frank Act and included a number of burden reduction measures for community banks, including, among other things: (i) designating mortgages held in portfolio as “qualified mortgages” for banks with less than $10 billion in assets, subject to certain documentation and product limitations; (ii) exempting banks with less than $10 billion in assets (and total trading assets and trading liabilities of 5% or less of total assets) from Volcker Rule requirements relating to proprietary trading; (iii) simplifying capital calculations for banks with less than $10 billion in assets by requiring federal banking agencies to establish a community bank leverage ratio of tangible equity to average consolidated assets of not less than 8% or more than 10%, and provide that banks that maintain tangible equity in excess of such ratio will be deemed to be in compliance with risk-based capital and leverage requirements; (iv) assisting smaller banks with obtaining stable funding by providing an exception for reciprocal deposits from FDIC restrictions on acceptance of brokered deposits; (v) raising the eligibility for use of short-form Call Reports from $1 billion to $5 billion in assets; (vi) clarifying definitions pertaining to high-volatility commercial real estate, or HVCRE, which require higher capital allocations, so that only loans with increased risk are subject to higher risk weightings; and (vii) directing the Federal Reserve to raise the asset threshold under the Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, or the SBHC Policy Statement, from $1 billion to $3 billion.

Regulatory Capital Requirements and Capital Adequacy

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. These risk-based capital adequacy requirements are intended to provide a measure of capital adequacy that reflects the perceived degree of risk associated with a banking organization’s operations, both for transactions reported on the banking organization’s balance sheet as assets and for transactions that are recorded as off-balance sheet items, such as letters of credit and recourse arrangements. In 2013, the federal bank regulatory agencies issued final rules, or the Basel III Capital Rules, establishing a new comprehensive capital framework for banking organizations. The Basel III Capital Rules implement the Basel Committee on Banking Supervision’s December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules became effective on January 1, 2015.

The Basel III Capital Rules require the Bank to comply with four minimum capital standards: (1) a tier 1 capital to total consolidated assets ratio of at least 4.0%; (2) a common equity tier 1, or CET1, capital to risk-weighted assets ratio of at least 4.5%; (3) a tier 1 capital to risk-weighted assets ratio of at least 6.0%; and (4) a total capital to risk-weighted assets ratio of at least 8.0%. CET1 capital is generally comprised of common shareholders’ equity and retained earnings. Tier 1 capital is generally comprised of CET1 capital and “additional tier 1 capital,” which generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes tier 1 capital (CET1 capital plus additional tier 1 capital) and tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in tier 2 capital is the allowance limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, or AOCI, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into CET1 capital (including unrealized gains and losses on available-for-sale-securities). We determined to opt-out of this requirement. The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

The Basel III Capital Rules also establish a “capital conservation buffer” of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning in January 2016 and, as of January 2019, is now fully implemented. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.

The minimum capital ratios under the Basel III Capital Rules as applicable to the Bank after the full phase-in period of the capital conservation buffer are summarized in the table below.

	Minimum Ratio for Capital Adequacy Purposes	Additional Capital Conservation Buffer	Minimum Ratio with Capital Conservation Buffer
Total risk-based capital ratio (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	6.00%	2.50%	8.50%
CET1 risk-based capital ratio (CET1 capital to risk-weighted assets)	4.50%	2.50%	7.00%
Tier 1 leverage ratio (tier 1 capital to total consolidated assets)	4.00%	—	4.00%

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien 1-4 family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors. The Basel III Capital Rules increased the risk weights for a variety of asset classes, including certain commercial real estate mortgages. Additional aspects of the Basel III Capital Rules’ risk-weighting requirements include:

•

assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;

•

providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (increased from 0% under the previous risk-based capital rules);

•

assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (increased from 100% under the previous risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the previous risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain HVCRE acquisition, development, and construction loans; and

•

applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (increased from 100% under the previous risk-based capital rules).

As of June 30, 2021, the Bank’s capital ratios exceeded the minimum capital ratio requirements under the Basel III Capital Rules on a fully phased-in basis. At this time, the Company is not required to comply with the Basel III Capital Rules because the Company is subject to the SBHC Policy Statement.

On September 17, 2019, the FDIC finalized a rule that provides certain banking organizations with the option to elect out of complying with the Basel III Capital Rules. Under the rule, a qualifying community banking organization, or a QCBO, would be eligible to elect the community bank leverage ratio, or CBLR, framework. A QCBO is defined as a banking organization that is not an advanced approaches banking organization and that has:

•	a leverage ratio of greater than 9%;

•	total consolidated assets of less than $10 billion;

•	total off-balance sheet exposures (excluding derivatives other than sold credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets; and

•	total trading assets and trading liabilities of 5% or less of total consolidated assets.

A QCBO that elects to use the CBLR framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the risk-based and leverage capital requirements in the Basel III Capital Rules and to have met the well-capitalized ratio requirements under the Federal Deposit Insurance Act, described below. The final rule became effective as of January 1, 2020. The Company did not elect to opt in to the CBLR framework.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier depends on its capital levels and certain other factors established by regulation. The applicable FDIC regulations have been amended to incorporate the increased capital requirements required by the Basel III Capital Rules that became effective on January 1, 2015. Under the amended regulations, an institution is deemed to be “well-capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each successively lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. “Critically undercapitalized” are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank’s capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank’s overall financial condition or prospects.

As of June 30, 2021, the Bank met the requirements for being deemed “well-capitalized” for purposes of the prompt corrective action regulations.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “—Prompt Corrective Actions,” the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDSML also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

The Company

General. As a registered bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company’s acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the CRA and the effectiveness of all organizations involved in the merger or acquisition in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see “Regulatory Capital Requirements and Capital Adequacy” above.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5.00% and 24.99% ownership.

Permitted Activities. The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

If the Company should elect to become a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory CRA rating. If the Company were to become a financial holding company and the Federal Reserve subsequently determined that the Company, as a financial holding company, is not well-capitalized or well-managed, the Company would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company that the Federal Reserve believed to be appropriate. Furthermore, if the Company became a financial holding company and the Federal Reserve subsequently determined that the Bank, as a financial holding company subsidiary, had not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company’s subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company’s bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Anti-tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by the bank holding company or its affiliates.

Dividend Payments, Stock Redemptions and Repurchases. The Company’s ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, a Texas corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation’s own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation’s own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.

It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in tier 1 or tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization’s capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

The Bank

General. The Bank is a Texas state savings bank and state member bank of the Federal Reserve. As such, the Bank is subject to examination, supervision and regulation by the TDSML and the Federal Reserve. The TDSML, which is the chartering authority for Texas state savings banks, supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends and the establishment or closing of banking offices. The Federal Reserve, as the Bank’s primary federal regulator, also supervises and regulates the Bank’s operations and periodically examines the Bank’s operational safety and soundness and compliance with federal law. The TDSML and the Federal Reserve have the power to enforce compliance with applicable banking statutes and regulations. Those regulations include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged on loans, and restrictions relating to investments and other activities of the Bank. In addition, the Bank’s deposit accounts are insured by the FDIC up to applicable limits. This gives the FDIC additional enforcement authority over the Bank, such as the ability to terminate the Bank’s deposit insurance under certain circumstances.

As a Texas state savings bank, the Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations, and to provide various other banking services for the benefit of the Bank’s clients. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws and consumer credit laws.

The Texas Finance Code further provides that, subject to the limitations established by rule of the Texas Finance Commission, a Texas state savings bank may make any loan or investment or engage in any activity permitted under state law for a bank or savings and loan association or under federal law for a federal savings and loan association, savings bank or national bank if such institution’s principal office is located in Texas. This provision is commonly referred to as the “Expansion of Powers” provision of the Texas Finance Code applicable to Texas state savings banks.

Under federal law, a Texas state savings bank is treated as a state bank. The Federal Deposit Insurance Corporation Improvement Act provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the DIF.

Qualified Thrift Lender Test. As a Texas state savings bank, the Bank is required to meet a Qualified Thrift Lender test to avoid certain restrictions on its activities. Specifically, Texas state savings banks are required to maintain at least 50% of their portfolio assets in qualified thrift investments as defined by 12 U.S.C. § 1467a(m)(4)(C) and other assets determined by the commissioner of the TDSML under rules adopted by the Finance Commission, to be substantially equivalent to qualified thrift investments or which further residential lending or community development.

Depositor Preference. In the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Brokered Deposit Restrictions. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew or roll over brokered deposits. As of June 30, 2021, the Bank was eligible to accept brokered deposits without a waiver from the FDIC.

Deposit Insurance. FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC to fund the DIF. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. The FDIC’s method for determining the assessment rate for a bank with less than $10 billion in assets is generally based on a formula using financial data and assigned Uniform Financial Institutions Rating System ratings. While in the past an insured depository institution’s assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act raised the minimum designated reserve ratio of the DIF from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminated the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The DIF reserve ratio reached 1.36 percent on September 30, 2018, exceeding the statutorily required minimum reserve ratio of 1.35 percent ahead of the September 30, 2020, deadline under the Dodd-Frank Act.

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates following notice and comment on proposed rulemaking. As a result, the Bank’s FDIC deposit insurance premiums could increase. During the year ended December 31, 2020, the Bank paid $914,927 in FDIC deposit insurance premiums.

Audits. For insured institutions with total assets of $500 million or more, financial statements prepared in accordance with GAAP, as well as management’s certifications concerning management’s responsibility for the financial statements, must be submitted to the FDIC. If the insured institution has consolidated total assets of more than $1 billion, it must additionally submit an attestation by the auditors regarding the institution’s internal controls. Insured institutions with total assets of $500 million or more must also have an audit committee consisting exclusively of outside directors (the majority of whom must be independent of management), and insured institutions with total assets of $1 billion or more must have an audit committee that is entirely independent. The committees of institutions with total assets of more than $3 billion must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers.

FICO Assessments. In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board to recapitalize the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year non-callable bonds of approximately $8.1 billion. The last of the remaining FICO bonds matured in September 2019. Since 1996, federal legislation requires that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. During the year ended December 31, 2020, the Bank paid no FICO assessments.

Examination Assessments. Texas state savings banks are required to pay assessments to the TDSML to fund its operations. During the year ended December 31, 2020, the Bank paid examination assessments to the TDSML totaling $101,583.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see “Regulatory Capital Requirements and Capital Adequacy” above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve “discount window” as a secondary source of funds if the institution meets the Federal Reserve’s credit standards.

Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. The federal banking agencies adopted final Liquidity Coverage Ratio rules in September 2014 and proposed Net Stable Funding Ratio rules in May 2016. These rules introduced two liquidity related metrics: Liquidity Coverage Ratio is intended to require financial institutions to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month; and Net Stable Funding Ratio is intended to require financial institutions to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets and contingent liquidity needs over a one-year period.

While the Liquidity Coverage Ratio and the proposed Net Stable Funding Ratio rules apply only to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions and bank holding companies.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. The ability of the Bank, as a Texas state savings bank, to pay dividends is restricted under the Texas Finance Code. Pursuant to the Texas Finance Code, a Texas state savings bank may declare and pay a dividend out of current or retained earnings, in cash or additional stock, to the holders of record of the stock outstanding on the date the dividend is declared. However, without the prior approval of the TDSML, a cash dividend may not be declared by the board of a Texas state savings bank that the TDSML considers to be in an unsafe condition or to have less than zero total retained earnings on the date of the dividend declaration.

The Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that the Bank maintain an adequate level of capital in accordance with federal laws and regulations and with guidelines promulgated from time to time by the federal banking agencies.

The present and future dividend policy of the Bank is subject to the discretion of its board of directors. In determining whether to pay dividends to the Company and, if made, the amount of the dividends, the board of directors of the Bank considers many of the same factors discussed above. The Bank cannot guarantee that it will have the financial ability to pay dividends to the Company, or if dividends are paid, that they will be sufficient for the Company to make distributions to shareholders. The Bank is not obligated to pay dividends.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve’s implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank’s capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank’s capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries. Under the Gramm-Leach-Bliley Act, or the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial activities or activities incidental thereto, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve’s Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits on the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank, and that the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators.

Limits on Loans to One Borrower. The Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from the Bank to any borrower (including certain related entities of the borrower) at any one time may not exceed 25% of the tier 1 capital of the Bank. The Bank may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the Bank.

Safety and Soundness Standards / Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.

Branching Authority. Deposit-taking banking offices of the Bank must be approved by the Federal Reserve and the TDSML, which consider a number of factors including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, the Company may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Riegle-Neal Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. To determine compliance with Section 109, the appropriate federal banking agency first compares a bank’s estimated statewide loan-to-deposit ratio to the estimated host state loan-to-deposit ratio. If a bank’s statewide loan-to-deposit ratio is at least one-half of the published host state loan-to-deposit ratio, the bank has complied with Section 109. A second step is conducted if a bank’s estimated statewide loan-to-deposit ratio is less than one-half of the published ratio for that state. The second step requires the appropriate agency to determine whether the bank is reasonably helping to meet the credit needs of the communities served by the bank’s interstate branches. A bank that fails both steps is in violation of Section 109 and subject to sanctions by the appropriate agency. Those sanctions may include requiring the bank’s interstate branches in the non-compliant state be closed or not permitting the bank to open new branches in the non-compliant state.

Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” The Bank had a CRA rating of “satisfactory” as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the USA PATRIOT Act or its regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish AML programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the AML program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or the CIP, as part of its AML program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. The federal banking agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a “statement on prudent risk management for commercial real estate lending.”

Consumer Protection Laws and Regulations. The Bank is subject to numerous federal laws and regulations intended to protect consumers in transactions with the Bank, including but not limited to the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Expedited Funds Availability Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Military Lending Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Servicemembers Civil Relief Act, the Truth in Lending Act, the Truth in Savings Act and laws prohibiting unfair, deceptive or abusive acts and practices in connection with consumer financial products and services. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission and registration rights, action by state and local attorneys general and civil or criminal liability.

Rulemaking authority for most federal consumer protection laws was transferred from the federal banking regulators to the CFPB on July 21, 2011. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices and to investigate and penalize financial institutions that violate this prohibition. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The creation of the CFPB by the Dodd-Frank Act has led to enhanced enforcement of consumer financial protection laws.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III Capital Rules limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1 billion in assets, those rules have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say-on-pay” vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Although we will be exempt from these requirements while we are an emerging growth company, other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions. In addition, the Dodd-Frank Act requires the SEC to adopt rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements. Those rules, however, have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus may have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

In recent years, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies and the effects of such legislation, regulation and policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of our common stock by certain non-U.S. holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset (generally, property held for investment). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the IRS will not take a position contrary to such statements and conclusions discussed below and that any position taken by the IRS would not be sustained by a court.

This summary does not address all tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws, including, without limitation: banks or other financial institutions, grantor trusts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, foreign personal holding companies, pension plans or funds, retirement plans, qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships or other entities classified as partnerships for U.S. federal income tax purposes (and investors therein), dealers or brokers in securities or currency, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. expatriates or former long-term residents of the U.S., hybrid entities, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, persons who are subject to the U.S. anti-inversion rules, persons who have acquired our common stock as compensation in connection with the exercise of an employee stock option or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction and persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account on an applicable financial statement. In addition, this discussion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences (such as the Medicare contribution tax or U.S. federal estate or gift tax) or any aspects of state, local, or non-U.S. tax laws.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our common stock.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, the term “non-U.S. holder” or “you” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) nor a “United States person” which term refers to any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

•

a corporation (or other entity taxable for U.S. federal income tax purposes as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust which (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Dividends and Distributions

In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, as determined under U.S. federal income tax principles, they will first constitute a nontaxable return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain realized from the disposition of the common stock, which is subject to the tax treatment discussed below under “Sale, Exchange or Other Taxable Disposition.” A non-U.S. Holder’s adjusted tax basis in a share of our common stock is generally such holder’s purchase price for such share, reduced (but not below zero) by the amount, if any, of prior tax-free return of capital.

Subject to the discussions below and under the headings, “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” distributions that constitute dividends paid to a non-U.S. holder of our common stock that are not “effectively connected” with the conduct of a trade or business within the United States generally will be subject to U.S. withholding tax either at a rate of 30.0% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty withholding rate, you must provide us with an IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or any successor form) certifying, under penalties of perjury, such holder’s U.S. taxpayer identification number, status as a non-U.S. person and such holder’s entitlement to the lower treaty rate with respect to such payments. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation in accordance with Treasury Regulations to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us or our paying agent prior to the payment to the non-U.S. Holder of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect. A non-U.S. holder that fails to provide the required documentation but that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base maintained by you in the United States), are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS

Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed on a net income basis at the same graduated rates applicable to United States persons. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.0% or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and as provided by an applicable income tax treaty, attributable to a permanent establishment or a fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale, exchange or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, gain derived from the sale, exchange or other taxable disposition will be subject to tax on a net income basis under regular graduated U.S. federal income tax rates applicable to United States persons. Also, a corporate non-U.S. holder described in the first bullet above may be subject to the branch profits tax at a 30.0% rate of its effectively connected earnings and profits for the taxable year, or such lower rate as may be specified by an applicable income tax treaty.

If you are a non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax, or such reduced rate as may be specified by an applicable income tax treaty, on the gain derived from the sale, exchange or other taxable disposition which tax may be offset by U.S.-source capital losses for the year (provided that you have timely filed U.S. federal income tax returns with respect to such losses).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5.0% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

Information Reporting and Backup Withholding

Information returns will be filed annually with the IRS in connection with payments of dividends regardless of whether withholding was required. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid backup withholding tax. The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty generally should satisfy the certification requirements necessary to avoid backup withholding tax as well.

Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person. Even if a non-U.S. holder establishes an exemption from withholding, we or our paying agent may still be required to report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and other non-financial foreign entities (including in some cases, when such foreign financial entity or non-financial foreign entity is acting as an intermediary) unless certain due diligence, reporting, withholding and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and, except as noted below, the gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless:

•

the foreign entity is a “foreign financial institution” that has entered into an agreement with the United States to implement FATCA, and the entity complies with the diligence and reporting requirements of such an agreement, including to withhold on certain payments and to collect and provide to U.S. taxing authorities substantial information on U.S. account holders;

•

the foreign entity is a “non-financial foreign entity” and certifies that it has no “substantial United States owners” or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners; or

•	the foreign financial institution or non-financial foreign entity otherwise is exempted under FATCA.

On December 13, 2018, the IRS and the Treasury Department issued proposed regulations that provide certain guidance and relief from the regulatory burden associated with FATCA, or the Proposed Regulations. The Proposed Regulations provide that the gross proceeds from a disposition of stock, such as our stock, is no longer subject to the 30% federal withholding tax. With limited exceptions, the IRS and the Treasury Department provide that taxpayers can generally rely on the Proposed Regulations until final regulations are issued. A withholding agent such as a broker will determine whether or not to implement gross proceeds FATCA withholding.

An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes by filing a U.S. federal income tax return (which may entail a significant administrative burden).

Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Stephens Inc., Piper Sandler & Co., and Deutsche Bank Securities Inc. are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have severally agreed to sell, the number of shares of common stock indicated in the following table:

Number of Shares
Stephens Inc.
Piper Sandler & Co.
Deutsche Bank Securities Inc.

Total	3,000,000

The underwriters are offering the shares of our common stock subject to a number of conditions, including (among other things) that the representations and warranties made by us to the underwriters in the underwriting agreement are true, that there is no material adverse change in the financial markets, that we deliver customary closing documents and legal opinions to the underwriters and receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement further provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”

Underwriting Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional 450,000 shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including, without limitation, the fees and expenses of the underwriters in connection with the directed share program and the reasonable fees and disbursements of counsel for the underwriters in connection with this offering up to $250,000, in each case regardless of whether this offering is consummated. In addition, we have agreed to pay the costs of any chartered or private aircraft utilized by us and the underwriters in connection with the roadshow for this offering, subject to our prior written consent. If we consent to the use of chartered or private aircraft, we expect that the underwriters allocable share of the costs of the aircraft, which we would pay, would be approximately $20,000. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering. In addition to the underwriting discount, we estimate the expenses of this offering to be approximately $1.5 million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 450,000 additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Lock-Up Agreements

We and our executive officers and directors have entered into lock-up agreements with the underwriters, which generally restrict the sale of an aggregate of 675,312 shares of our outstanding common stock as described below following the offering. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriters and subject to limited exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act;

•

enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other similar arrangement; or

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exchangeable for shares of our common stock.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the underwriters may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the underwriters have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly-traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares of our common stock will develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “TCBX.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Stabilization

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares of our common stock offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates, and related persons or entities. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares to the public has been or will be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to have been communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received in connection with the issue or sale of the shares of our common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been or will be complied with in respect of anything done in relation to the shares of our common stock offered hereby in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Norton Rose Fulbright US LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenimore Kay Harrison LLP, Austin, Texas.

EXPERTS

Our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance upon the report of Whitley Penn LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares of common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our filings with the SEC, including the registration statement, are also available to you for free on that site.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the internet site set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.tcbssb.com. Information on, or accessible through, our website is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Third Coast Bancshares, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Third Coast Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2009.

/s/ Whitley Penn LLP

Austin, Texas

April 7, 2021

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31,

ASSETS	2020	2019
Cash and cash equivalents:
Cash and due from banks	$201,269,687	$95,718,791
Federal funds sold	2,290,626	346,525

Total cash and cash equivalents	203,560,313	96,065,316

Interest bearing time deposits in other banks	129,402	129,402
Investment securities available for sale	25,595,317	536,326
Loans held for sale	2,345,550	—
Loans, net of allowance for loan and lease loss of $11,979,492 and $8,123,362 at December 31, 2020 and 2019, respectively	1,544,112,396	800,482,708
Accrued interest receivable	13,675,906	3,254,347
Premises and equipment, net	15,155,699	7,704,708
Other real estate owned	3,367,207	1,766,833
Bank-owned life insurance	25,960,632	10,605,737
Non-marketable securities	4,406,654	1,989,200
Deferred tax asset, net	4,039,009	1,296,917
Core Deposit Intangible, net	1,453,502	—
Goodwill	18,033,880	—
Other assets	5,457,795	4,505,146

Total assets	$1,867,293,262	$928,336,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$327,360,814	$128,296,965
Interest bearing	1,306,470,103	678,961,323

Total deposits	1,633,830,917	807,258,288

Accrued interest payable	1,215,170	1,746,178
Other liabilities	6,654,470	1,652,864
FHLB advances	70,000,000	30,000,000
Note payable - Senior Debt	20,875,000	22,375,000
Note payable - Subordinated Debt	13,000,000	8,000,000

Total liabilities	1,745,575,557	871,032,330

Commitments and contingencies - ESOP-owned shares	1,301,502	783,290

Shareholders’ equity:
Common stock, $1 par value; 50,000,000 shares authorized; 6,350,184 and 3,923,224 issued; and 6,276,759 and 3,852,071 outstanding at December 31, 2020 and 2019, respectively	6,350,184	3,923,224
Additional paid-in capital	91,461,923	41,831,567
Retained earnings	24,605,020	12,489,767
Accumulated other comprehensive income	279,440	490
Treasury stock: at cost; 73,425 and 71,153 shares December 31, 2020 and 2019, respectively	(978,862)	(940,738)

	121,717,705	57,304,310
Less: ESOP-owned shares	1,301,502	783,290

Total shareholders’ equity	120,416,203	56,521,020

Total liabilities & shareholders’ equity	$1,867,293,262	$928,336,640

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the Years Ended December 31,

	2020	2019
Interest income:
Loans, including fees	$80,790,612	$47,569,879
Fees on derivative instruments	333,385	—
Investment securities available-for-sale	296,996	24,219
Federal funds sold and deposits in other banks	819,540	2,330,598

Total interest income	82,240,533	49,924,696

Interest expense:
Deposit accounts	12,301,774	13,787,105
FHLB advances and notes payable	2,057,982	2,186,416

Total interest expense	14,359,756	15,973,521

Net interest income	67,880,777	33,951,175
Provision for loan losses	7,550,000	1,625,000

Net interest income after provision for loan losses	60,330,777	32,326,175

Noninterest income:
Services charges and fees	1,709,274	547,298
Gain on sales of SBA loans	266,422	—
Other	706,079	670,165

Total noninterest income	2,681,775	1,217,463

Noninterest expense:
Salaries and employee benefits	29,261,508	19,982,675
Data processing and network expense	3,183,704	1,738,480
Occupancy and equipment expense	4,127,289	2,611,503
Legal and professional	3,961,672	2,415,426
Loan operations and other real estate owned expense	1,368,655	819,442
Regulatory assessments	1,302,734	434,458
Loss on sale of other real estate owned	—	38,104
Other	4,197,422	2,270,437

Total noninterest expense	47,402,984	30,310,525

Net income before income tax expense	15,609,568	3,233,113
Income tax expense	3,494,315	851,830

Net income	$12,115,253	$2,381,283

Earnings per common share:
Basic earnings per share	$1.94	$0.62

Diluted earnings per share	$1.91	$0.60

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31,

	2020	2019
Net Income	$12,115,253	$2,381,283
Other compreshensive income
Unrealized gain on investments available-for-sale arising during the period, net of deferred income tax expense of $28,866 and $6,035	108,590	22,703

Unrealized gain on derivative instruments arising during the period, net of deferred income tax expense of $45,285 and $0	170,360	—

Total other comprehensive income	278,950	22,703

Total comprehensive income	$12,394,203	$2,403,986

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Less: ESOP- Owned Shares	Total
Balance, December 31, 2018	$3,867,284	$40,911,427	$10,108,484	$(22,213)	$(413,316)	$(325,837)	$54,125,829
Net income	—	—	2,381,283	—	—	—	2,381,283
Share-based compensation	—	230,308	—	—	—	—	230,308
Stock options exercised	29,250	271,750	—	—	—	—	301,000
Issuance of common stock to ESOP	26,690	418,082	—	—	—	(444,772)	—
Net change in fair value of ESOP shares	—	—	—	—	—	(12,681)	(12,681)
Net redemption of treasury stock	—	—	—	—	(527,422)	—	(527,422)
Other comprehensive income, net of tax	—	—	—	22,703	—	—	22,703

Balance, December 31, 2019	$3,923,224	$41,831,567	$12,489,767	$490	($940,738)	$(783,290)	$56,521,020

Balance, December 31, 2019	$3,923,224	$41,831,567	$12,489,767	$490	$(940,738)	$(783,290)	$56,521,020
Net income	—	—	12,115,253	—	—	—	12,115,253
Share-based compensation	—	274,932	—	—	—	—	274,932
Stock options exercised	31,870	352,903	—	—	—	—	384,773
Common stock issued for acquisition of Heritage Bancorp, Inc.	2,362,555	48,498,514	—	—	—	—	50,861,069
Issuance of common stock to ESOP	32,535	504,007	—	—	—	(536,542)	—
Net change in fair value of ESOP shares	—	—	—	—	—	18,330	18,330
Net redemption of treasury stock	—	—	—	—	(38,124)	—	(38,124)
Other comprehensive income, net of tax	—	—	—	278,950	—	—	278,950

Balance, December 31, 2020	$6,350,184	$91,461,923	$24,605,020	$279,440	$(978,862)	$(1,301,502)	$120,416,203

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2020	2019
Cash flows from operating activities:
Net income	$12,115,253	$2,381,283
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	7,550,000	1,625,000
Changes in deferred tax asset, net	(1,707,544)	(418,075)
Share based compensation expense	274,932	230,308
Gain on sale of SBA loans	(266,422)	—
Writedown of other real estate owned	10,084	—
Loss on sale of other real estate owned	—	38,104
Loss on disposal of fixed assets	6,804	—
Amortization of premium on securities, net	60,146	1,681
Depreciation, amortization and accretion	(10,145,220)	869,354
Earnings on bank-owned life insurance	(353,972)	(258,457)
Changes in operating assets and liabilities:
Originations of loans held for sale	(5,002,895)	—
Proceeds from sale of loans held for sale	3,839,636	—
Accrued interest receivable and other assets	(9,699,205)	(1,324,185)
Accrued interest payable and other liabilities	(336,004)	441,300

Net cash provided by (used in) operating activities	(3,654,407)	3,586,313
Cash flows from investing activities:
Net increase in interest bearing deposits in other banks	—	(2,112)
Decrease (increase) in non-marketable equity securities	(986,800)	1,374,700
Investment securities available-for-sale activity:
Purchases	(1,923,756,261)	(599,987,933)
Maturities, calls and principal paydowns	1,902,559,554	600,320,034
Net loans held for investment originated	(482,412,820)	(120,707,834)
Net additions to bank premises and equipment	(1,352,711)	(2,975,081)
Proceeds from disposal of fixed assets	59,071	—
Construction additions on foreclosed assets	(230,457)	(395,447)
Proceeds from partial settlement on foreclosed asset	—	215,521
Proceeds from sales of foreclosed assets	—	459,288
Purchase of bank owned life insurance	(10,000,000)	—
Net cash acquired from acquisition of Heritage Bancorp, Inc.	16,111,821	—

Net cash used in investing activities	(500,008,603)	(121,698,864)
Cash flows from financing activities:
Net increase in deposits	566,774,816	72,560,111
Proceeds from issuance of other borrowings	51,000,000	8,000,000
Repayment of notes payable	(7,500,000)	(1,500,000)
Proceeds from issuance of common stock	536,542	444,772
Proceeds from stock options exercised	384,773	301,000
Net redemption of treasury stock	(38,124)	(527,422)

Net cash provided by financing activities	611,158,007	79,278,461

Increase (decrease) increase in cash and cash equivalents	107,494,997	(38,834,090)
Cash and cash equivalents at beginning of period	96,065,316	134,899,406

Cash and cash equivalents at end of period	$203,560,313	$96,065,316

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$14,890,764	$15,790,548
Cash paid for income taxes, net of $144,431 refund in 2020	$2,655,569	$990,000

Supplemental Disclosure of Noncash Investing and Financing Activities:
Loans transferred to other real estate owned, net	$1,380,000	$31,913
Net change in fair value of ESOP-owned shares	$18,330	$(12,681)
Common stock issued for acquisition of Heritage Bancorp, Inc.	$50,861,069	$—

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Third Coast Bancshares, Inc. through its subsidiary, Third Coast Bank, a Texas state banking corporation (“Bank”) and the Bank’s subsidiary, Third Coast Commercial Capital (collectively known as the “Company”) provide general consumer and commercial banking services through twelve branch offices located in the North, Central and Southeast regions of Texas. Branch locations include: Humble, Beaumont, Port Arthur, Houston, Conroe, Pearland, Lake Jackson, Dallas, Plano, Detroit, La Vernia and Nixon. The Bank is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, and investment and liquidity management activities. The Bank’s primary deposit products are demand deposits, money market accounts and certificates of deposit; its primary lending products are commercial business and real estate, real estate mortgage and consumer loans. Third Coast Commercial Capital engages in accounts receivable factoring activities. The Company is subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.

The accounting and reporting policies of the Company and the methods of applying those policies that materially affect the accompanying consolidated financial statements conform to accounting principles generally accepted in the United States of America (“GAAP”) and prevailing banking industry practices. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements including, the allowance for loan losses, the fair values of financial instruments and the status of contingencies.

The Company has evaluated all subsequent events for potential recognition and disclosure through April 7, 2021 the date of which the consolidated financial statements were available to be issued.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Third Coast Bancshares, Inc. (“Bancshares”) and its wholly-owned subsidiary, Third Coast Bank, SSB (the “Bank”) and its wholly-owned subsidiary Third Coast Commercial Capital, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

On January 1, 2020, the Company acquired Heritage Bancorp, Inc. and its wholly-owned subsidiary, Heritage Bank (collectively known as Heritage). The Company merged Heritage into the Bank and subsequently dissolved Heritage (see Note 19, Business Combinations).

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions that have initial maturities of less than 90 days when acquired by the Company and federal funds sold.

Interest Bearing Time Deposits in Other Banks

Interest bearing time deposits in other banks are carried at cost and generally mature between 90 days to one year from purchase date.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Investment Securities Available-For-Sale

Investment securities available-for-sale consists of bonds, notes, and debentures that are not classified as trading securities or held-to-maturity securities. Investment securities available-for-sale are held for indefinite periods of time and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Management determines the appropriate classification of investment securities at the time of purchase.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Fees and costs associated with originating loans (excluding PPP loans) are generally recognized in income and expense in the period in which the fees were received and/or costs were incurred. Under GAAP, such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of yield. For the years ended December 31, 2020 and 2019, management believes that not deferring such fees and costs and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

During 2020, the Bank participated in the federally guaranteed SBA Paycheck Protection Program (“PPP”). Origination fees related to this program and in excess of $5,000 were deferred and amortized over the life of the loan, either two or five years, on a straight-line basis. The unamortized balance of fees is fully accreted into income when the loan is paid off. Management believes that this method of accretion does not materially affect the consolidated financial statements.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are primarily measured based on the fair value of the underlying collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current, and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans and Allowance for Loan Losses - continued

From time to time, the Company modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Company that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. At the time of restructuring, the Company evaluates the economic and business conditions and collection efforts, and should the collection of interest be doubtful, the loan is placed on non-accrual. Each of these loans is evaluated for impairment and a specific reserve is recorded, as necessary, based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow.

At December 31, 2020, the Company had $390,803,748 in outstanding loan balances related to the guaranteed SBA Paycheck Protection Program (“PPP”), and are included within the commercial and industrial loan balances throughout the footnotes. These loans are net of $6,936,325 in deferred loan fees as of December 31, 2020. There were no outstanding PPP loans at December 31, 2019.

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing, and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

Agricultural loans are subject to underwriting standards and processes similar to commercial loans. Agricultural loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture related assets being financed, such as farmland, cattle, or equipment, and include personal guarantees.

Real estate loans are also subject to underwriting standards and processes similar to commercial and agricultural loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are generally diverse in terms of type and geographic location throughout the Houston, Dallas, and Beaumont-Port Arthur metropolitan areas. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry. Generally, real estate loans are owner occupied which further reduces the Company’s risk.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans and Allowance for Loan Losses - continued

The Company utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. The Company’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes the Company’s risk.

Certain Acquired Loans

Acquired loans purchased from third parties are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchase credit impaired (“PCI”) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired loans (“acquired performing loans”).

Acquired performing loans are accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 310-20. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.

An ALLL is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan.

PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Company estimates the amount and timing of expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (“nonaccretable marks”) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (“accretable marks”) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans, increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Certain Acquired Loans - continued

For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan. Loan dispositions may include sales of loans, receipt of payments in full from the borrower, or foreclosure. Write-downs are not recorded on the PCI loan until actual losses exceed the remaining non-accretable difference. To date, no write-downs have been recorded for the PCI loans held by the Company. Loans that were considered troubled debt restructurings by the third party prior to the acquisition date are not required to be classified as troubled debt restructurings in the Company’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.

Loans Held for Sale and Servicing Assets

Loans held for sale include mortgage loans originated with the intent to sell on the secondary market. Mortgage loans held for sale are held for an interim period of usually less than 30 days. Accordingly, these loans are carried at aggregate cost and deemed to be the equivalent of fair value based on the short-term nature of the loans.

Certain Small Business Administration (“SBA”) loans originated and intended for sale in the secondary market. They are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses recognized upon the sale of loans are determined on a specific identification basis and are included in non-interest income. SBA loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company has adopted guidance issued by the FASB that clarifies the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, in which, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. To calculate the gain or loss on sale of loans, the Company’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair value of each portion. The gain or loss on the sold portion of the loan is recognized based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Servicing assets are amortized over an estimated life using a method that is in proportion to the estimated future servicing income. In the event future prepayments exceed management’s estimates and future cash flows are inadequate to cover the servicing asset, additional amortization would be recognized. The portion of servicing

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans Held for Sale and Servicing Assets - continued

fees in excess of the contracted servicing fees is reflected as interest-only strips receivable, which are classified as available for sale and are carried at fair value. At December 31, 2020 and 2019, the Company was servicing loans previously sold of approximately $6,009,774 and $6,559,103, respectively. The related servicing assets receivable were not material to the consolidated financial statements at December 31, 2020 and 2019.

Premises and Equipment

Buildings, leasehold improvements, furniture and fixtures, and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related asset. Land is not depreciated. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in income as incurred. A small portion of the building’s floor space is currently leased out to tenants and recognized in income when earned.

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and are initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. Operating and holding expenses of such properties, net of related income, are included in loan operations and other real estate owned expense on the accompanying consolidated statements of income. Gains or losses on dispositions are reflected in income as incurred.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain employees. These bank-owned life insurance (“BOLI”) policies are recorded in the accompanying consolidated balance sheets at their cash surrender values. Income from these policies and changes in the cash surrender values are reported in the accompanying consolidated statements of income.

Non-marketable securities

The Company has restricted non-marketable securities which represent investments in Federal Home Loan Bank (“FHLB”) stock and Texas Independent Bank (“TIB”) stock. These investments are not readily marketable and carried at cost, which approximates fair value. As a member of the FHLB and TIB systems, the Company is required to maintain minimum level of investments in stock, based on the level of borrowings and other factors. Both cash and stock dividends are reported as income.

Goodwill and Core Deposit Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually as of December 31 and on an interim basis if an event triggering impairment may have occurred.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Goodwill and Core Deposit Intangibles - continued

Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.

Derivative Financial Instruments

The Company enters into certain derivative financial instruments as part of its hedging strategy. Certain interest rate swap instruments are used for asset and liability management related to the Company’s commercial customers’ financing needs. These instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Other interest rate swap instruments are used to mitigate overall interest rate risk and are designated as cash flow hedges. Changes in the net fair value are recognized in other comprehensive income. All derivatives are carried at fair value in either other assets or other liabilities (see Note 17, Derivative Financial Instruments).

Business Combinations

The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Adjustments identified during the measurement period are recognized in the reporting period in which the adjustments amounts are determined. Acquisition related costs are expensed as incurred (see Note 19 – Business Combinations).

Comprehensive Income

Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Other than net income, comprehensive income includes the net effect of changes in the fair value of securities available-for-sale and certain derivative instruments designated as cash flow hedges.

Revenues from Contracts with Customers

On January 1, 2019, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as OREO. Most revenue associated with financial instruments, including interest income, loan origination fees, and credit card fees, fall outside the scope of ASC 606. Gains and losses on investment securities, derivatives, financial guarantees, sales of financial instruments, and lease income are similarly excluded from the scope. The guidance is applicable to non-interest revenue streams such as deposit related fees, wire transfer fees; interchange fees, ATM fees, and merchant fee income.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Revenues from Contracts with Customers - continued

The Company’s services that fall within the scope of ASC 606 are presented within Non-Interest Income and are recognized as revenue as the Company satisfies its obligation to the customer. Upon review of the Company’s revenue streams that fall within the scope of the standard, the Company concluded that ASC 606 did not materially change the method in which the Company currently recognizes income for these revenue streams.

Advertising Expenses

Advertising consists of the Company’s advertising in its local market area and is expensed as incurred. Advertising expense was $1,326,360 and $698,882 for the years ended December 31, 2020 and 2019, respectively, and is included in other noninterest expense in the accompanying consolidated statements of income.

Income Taxes

The Company files a consolidated income tax return with its subsidiary. Federal income tax expense or benefit is allocated on a separate return basis.

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Share-Based Compensation

Compensation expense for stock options is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model.

Basic and Diluted Earnings Per Common Share

Earnings per common share is computed in accordance with ASC Topic 260, “Earnings Per Share.” Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 – Earnings Per Common Share.

Reclassification

Certain amounts in prior period consolidated financial statements may have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or shareholders’ equity.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Recently-Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company has not yet evaluated the potential effects of adopting ASU 2016- 13 on the Company’s consolidated results of operations, financial position, or cash flows.

In February 2016, the FASB issued ASU 2016-02 - “Leases” (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for the annual periods beginning after December 15, 2021. Early adoption is permitted. The Company has evaluated the effects of ASU 2016-02 on its consolidated financial statements and disclosures and does not expect the adoption of ASU 2016-02 to have a significant impact on the Company’s financial statements.

2.	Investment Securities Available for Sale

Investment securities have been classified in the consolidated balance sheets according to management’s intent. The carrying amount of securities and their approximate fair values as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1,880,955	$14,204	$1,054	$1,894,105
Mortgage-backed securities	1,004,842	22,851	—	1,027,693
Corporate Bonds	22,571,444	321,256	219,181	22,673,519

	$25,457,241	$358,311	$220,235	$25,595,317

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
Mortgage-backed securities	$535,706	$620	$—	$536,326

	$535,706	$620	$—	$536,326

Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgages that have loans with varying maturities. The characteristics of the underlying pool of mortgages, such as prepayment risk, are passed on to the certificate holder. Accordingly, the term of mortgage-backed securities approximates the term of the underlying mortgages and can vary significantly due to prepayments.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

2.	Investment Securities Available for Sale - continued

The amortized cost and estimated fair value of securities available for sale at December 31, 2020, by contractual maturity, are shown below.

	December 31, 2020
	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$541,789	$543,184
Due from one year to five years	1,339,166	1,350,921
Due from five to ten years	22,571,444	22,673,519

	24,452,399	24,567,624
Mortage-backed securities	1,004,842	1,027,693

	$25,457,241	$25,595,317

The following table summarizes securities with unrealized losses at December 31, 2020, aggregated by major security type and length of time in a continuous unrealized loss position:

	December 31, 2020
	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1,054	$—	$1,054	$502,949
Corporate Bonds	219,181	—	219,181	12,102,263

	$220,235	$—	$220,235	$12,605,212

There were nine investments in an unrealized loss position at December 31, 2020. No securities were in an unrealized loss position at December 31, 2019. The Company does not consider any securities to be other-than-temporarily impaired. In estimating other-than-temporary impairment losses, the Company considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the Company does not intend to sell these securities, and (iv) it is more likely than not that the Company will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value. The Company has reviewed the ratings of the issuers and have not identified any issues related to the ultimate repayment of principal because of credit concerns on these securities.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses

Loans in the accompanying consolidated balance sheets consisted of the following:

	December 31,
	2020	2019
Real estate loans:
Non-farm non-residential owner occupied	$353,273,098	$219,920,263
Non-farm non-residential non-owner occupied	277,804,173	191,035,437
Residential	140,621,495	87,064,308
Construction, development & other	98,207,147	60,445,086
Farmland	4,653,344	7,358,541
Commercial & industrial	645,927,775	214,935,106
Consumer	4,157,339	3,781,231
Other	31,447,517	24,066,098

	1,556,091,888	808,606,070
Allowance for loan losses	(11,979,492)	(8,123,362)

Loans, net	$1,544,112,396	$800,482,708

Total loans are presented net of unaccreted discounts and deferred fees totaling $10,424,219 and $664,947 at December 31, 2020 and 2019, respectively.

Non-accrual and Past Due Loans

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. As mentioned in Note 1, the accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. Non-accrual loans and accruing loans past due more than 90 days segregated by class of loans were as follows:

	December 31,
	2020		2019
	Non-accrual	Accruing loans past due more than 90 days	Non-accrual	Accruing loans past due more than 90 days
Real estate loans:
Non-farm non-residential owner occupied	$1,943,744	$568,591	$57,173	$—
Non-farm non-residential non-owner occupied	384,581	—	—	—
Residential	85,538	183,535	630,062	—
Construction, development & other	264,038	—	—	—
Farmland	—	—	—	—

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Non-accrual and Past Due Loans - continued

	December 31,
	2020		2019
	Non-accrual	Accruing loans past due more than 90 days	Non-accrual	Accruing loans past due more than 90 days
Commercial & industrial	4,155,064	—	3,342,299	194,219
Consumer	—	—	14,370	—
Other			33,624	—
Purchased credit impaired	423,680	—	—	—

	$7,256,645	$752,126	$4,077,528	$194,219

An age analysis of past due loans, segregated by class of loans, were as follows:

	December 31, 2020
	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$286,624	$—	$2,512,335	$2,798,959	$350,474,139	$353,273,098
Non-farm non-residential non-owner occupied	1,733,940	—	384,581	2,118,521	271,785,063	273,903,584
Residential	286,977	—	269,073	556,050	140,047,638	140,603,688
Construction, development & other	—	—	264,038	264,038	93,819,610	94,083,648
Farmland	—	—	—	—	4,653,344	4,653,344
Commercial & industrial	842,059	255,907	4,155,064	5,253,030	640,404,991	645,658,021
Consumer	49,645	—	—	49,645	4,107,694	4,157,339
Other	21,991	—	—	21,991	31,425,526	31,447,517
Purchased credit impaired	—	—	423,680	423,680	7,887,969	8,311,649

	$3,221,236	$255,907	$8,008,771	$11,485,914	$1,544,605,974	$1,556,091,888

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Non-accrual and Past Due Loans - continued

	December 31, 2019
	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$—	$145,619	$57,173	$202,792	$219,389,958	$219,592,750
Non-farm non-residential non-owner occupied	3,698,857	—	—	3,698,857	186,893,939	190,592,796
Residential	815,025	—	512,880	1,327,905	85,161,211	86,489,116
Construction, development & other	—	—	—	—	60,445,086	60,445,086
Farmland	—	—	—	—	7,358,541	7,358,541
Commercial & industrial	1,028,081	425,731	3,536,518	4,990,330	209,944,776	214,935,106
Consumer	41,433	—	14,370	55,803	3,725,428	3,781,231
Other	—	—	33,624	33,624	24,032,474	24,066,098
Purchased credit impaired	—	—	171,182	171,182	1,174,164	1,345,346

	$5,583,396	$571,350	$4,325,747	$10,480,493	$798,125,577	$808,606,070

Impaired Loans

The following tables present impaired loans by class of loans:

	December 31, 2020
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,943,744	$1,943,744	$—	$1,943,744	$—	$1,754,100
Non-farm non-residential non-owner occupied	384,581	384,581	—	384,581	—	406,069
Residential	85,539	82,699	—	82,699	—	70,163
Construction, development & other	264,038	266,708	—	266,708	—	187,446
Farmland	—	—	—	—	—	—
Commercial & industrial	4,737,100	3,706,167	1,030,933	4,737,100	136,309	4,904,295
Consumer	—	—	—	—	—	—
Other
Purchased credit impaired	—	—	—	—	—	—

	$7,415,002	$6,383,899	$1,030,933	$7,414,832	$136,309	$7,322,073

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Impaired Loans - continued

	December 31, 2019
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$57,173	$57,173	$—	$57,173	$—	$58,507
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	458,880	458,880	—	458,880	—	462,185
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	3,342,299	993,602	2,348,697	3,342,299	1,177,469	4,179,698
Consumer	14,370	14,370	—	14,370	—	17,417
Other	33,624	—	33,624	33,624	8,458	35,279
Purchased credit impaired	294,999	171,182	—	171,182	—	182,372

	$4,201,345	$1,695,207	$2,382,321	$4,077,528	$1,185,927	$4,935,458

Interest payments received on impaired loans are recorded as interest income unless collections of the remaining recorded investment are doubtful, at which time payments received are recorded as reductions of principal. Interest income collected on impaired loans was approximately $26,000 and $0 for the years ended December 31, 2020 and 2019, respectively.

Troubled Debt Restructuring

During the year ended December 31, 2020, the terms of certain loans were modified as troubled debt restructurings (“TDRs”). There were no loans modified as TDRs for the year ended December 31, 2019. The following table presents modifications of loans the Company considers to be troubled debt restructured loans:

	December 31, 2020
	Loan modifications
	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$927,205	$927,205		$927,205
Non-farm non-residential non-owner occupied
Residential
Construction, development & other

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Troubled Debt Restructuring - continued

	December 31, 2020
	Loan modifications
	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Farmland
Commercial & industrial	2	757,786	757,786		757,786
Consumer
Other

	5	$1,684,991	$1,684,991	$—	$1,684,991	$—

At December 31, 2020, one loan modified under a troubled debt restructuring during the previous twelve month period was in default. During the year ended December 31, 2019, no troubled debt restructuring loans were in default. A default for purposes of this disclosure is a troubled debt restructured loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral. At December 31, 2020, the Company had no commitments to lend additional funds to borrowers with loans whose terms had been modified under troubled debt restructurings.

COVID-19 Loan Deferments

Certain borrowers are currently unable to meet their contractual payment obligations because of the adverse effects of COVID-19. During March of 2020 and to help mitigate these effects, the Company began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers may apply for an additional deferral, and a small portion of our customers have requested such an additional deferral. At December 31, 2020, the Company had approximately 800 loans totaling $488.2 million in outstanding loans subject to deferral and modification agreements due to COVID. The CARES Act provides banks an option to elect to not account for certain loan modifications related to COVID as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to COVID-19 reported as past due or placed on non-accrual status.

Credit Quality Indicators

Credit Quality Indicators. From a credit risk standpoint, the Company classifies its loans in one of five categories: (i) pass, (ii) special mention, (iii) substandard, (iv) doubtful, or (v) loss.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each monthly reporting period. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Credit Quality Indicators - continued

(i) The Company has several pass credit grades that are assigned to loans based on varying levels of credits, ranging from credits that are secured by cash or marketable securities, to watch credits that have all the characteristics of an acceptable credit risk but warrant more than the normal level of supervision.

(ii) Special mention loans are loans that still show sufficient cash flow to service their debt but show a declining financial trend with potential cash flow shortages if trends continue. This category should be treated as a temporary grade. If cash flow deteriorates further to become negative, then a substandard grade should be given. If cash flow trends begin to improve then an upgrade back to Pass would be justified. Nonfinancial reasons for rating a credit special mention include management problems, pending litigation, an ineffective loan agreement or other material structure weakness.

(iii) A substandard loan has material weakness in the primary repayment source such as insufficient cash flow from operations to service the debt. However, other weaknesses such as limited paying capacity of the obligor or the collateral pledged could justify a substandard grade. Substandard loans must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt.

(iv) A loan classified as doubtful has all the weaknesses of a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the asset, its classification as loss is deferred. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Because of high probability of loss, non-accrual status is required on doubtful loans.

(v) Loans classified as loss are considered uncollectible and of such little value that their continuance as banking assets are not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. With loans classified as loss, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified as loss, there is little prospect of collecting either its principal or interest. When access to collateral, rather than the value of the collateral, is a problem, a less severe classification may be appropriate. However, the Company does not maintain an asset on the balance sheet if realizing its value would require long-term litigation or other lengthy recovery efforts. Losses are to be recorded in the period an obligation becomes uncollectible.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Credit Quality Indicators - continued

The following tables summarize the Company’s internal ratings of its loans:

	December 31, 2020
	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$335,441,780	$12,189,268	$5,642,050	$—	$—	$353,273,098
Non-farm non-residential non-owner occupied	255,467,635	12,705,637	5,730,312	3,900,589	—	277,804,173
Residential	139,742,887	—	860,801	17,807	—	140,621,495
Construction, development & other	93,816,941	—	266,707	4,123,499	—	98,207,147
Farmland	4,653,344	—	—	—	—	4,653,344
Commercial & industrial	629,093,318	6,143,686	9,847,172	269,754	573,845	645,927,775
Consumer	4,157,339	—	—	—	—	4,157,339
Other	31,447,517	—	—	—	—	31,447,517

	$1,493,820,761	$31,038,591	$22,347,042	$8,311,649	$573,845	$1,556,091,888

	December 31, 2019
	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$209,565,993	$8,058,291	$1,968,466	$327,513	$—	$219,920,263
Non-farm non-residential non-owner occupied	186,893,939	—	3,698,857	442,641	—	191,035,437
Residential	86,030,236	—	458,880	575,192	—	87,064,308
Construction, development & other	60,336,903	—	108,183	—	—	60,445,086
Farmland	7,358,541	—	—	—	—	7,358,541
Commercial & industrial	210,620,562	1,283,599	2,138,698	—	892,247	214,935,106
Consumer	3,745,443	—	35,788	—	—	3,781,231
Other	24,032,474	—	33,624	—	—	24,066,098

	$788,584,091	$9,341,890	$8,442,496	$1,345,346	$892,247	$808,606,070

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses

The majority of the loan portfolio is comprised of loans to businesses and individuals in the Greater Houston and Dallas markets. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration has been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at December 31, 2020 and 2019.

The following tables detail the activity in the allowance for loan losses by portfolio segment:

	December 31, 2020
	Beginning balance	Provision for loan loss	Charge-offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,158,228	$449,266	$—	$—	$2,607,494
Non-farm non-residential non-owner occupied	1,626,882	3,816,218	(2,335,914)	—	3,107,186
Residential	373,226	844,906	—	—	1,218,132
Construction, development & vacant	330,326	601,504	—	—	931,830
Farmland	28,817	2,983	—	—	31,800
Commercial & industrial	3,503,848	1,709,970	(1,388,713)	33,179	3,858,284
Consumer	15,761	22,015	(7,042)	4,620	35,354
Other	86,274	103,138	—	—	189,412

	$8,123,362	$7,550,000	$(3,731,669)	$37,799	$11,979,492

	December 31, 2019
	Beginning balance	Provision for loan loss	Charge-offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$1,558,574	$549,654	$—	$50,000	$2,158,228
Non-farm non-residential non-owner occupied	1,669,138	(42,256)	—	—	1,626,882
Residential	219,367	153,859	—	—	373,226
Construction, development & vacant	305,986	24,340	—	—	330,326
Farmland	28,318	499	—	—	28,817
Commercial & industrial	3,062,632	918,292	(506,269)	29,193	3,503,848
Consumer	14,100	3,649	(1,988)	—	15,761
Other	69,311	16,963	—	—	86,274

	$6,927,426	$1,625,000	$(508,257)	$79,193	$8,123,362

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses - continued

The following tables summarize the allocation of the allowance for loan losses, by portfolio segment, for loans evaluated for impairment individually and collectively:

	December 31, 2020
	Period end amounts of ALLL allocated to loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$2,607,494	$—	$2,607,494
Non-farm non-residential non-owner occupied	—	3,107,186	—	3,107,186
Residential	—	1,218,132	—	1,218,132
Construction, development & vacant	—	931,830	—	931,830
Farmland	—	31,800	—	31,800
Commercial & industrial	136,309	3,721,975	—	3,858,284
Consumer	—	35,354	—	35,354
Other	—	189,412	—	189,412

	$136,309	$11,843,183	$—	$11,979,492

	December 31, 2019
	Period end amounts of ALLL allocated to loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$2,158,228	$—	$2,158,228
Non-farm non-residential non-owner occupied	—	1,626,882	—	1,626,882
Residential	—	373,226	—	373,226
Construction, development & other	—	330,326	—	330,326
Farmland	—	28,817	—	28,817
Commercial & industrial	1,177,469	2,326,379	—	3,503,848
Consumer	—	15,761	—	15,761
Other	8,458	77,816	—	86,274

	$1,185,927	$6,937,435	$—	$8,123,362

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses - continued

The Company’s recorded investment in loans related to the balance in the allowance for loan losses based on the Company’s impairment methodology is as follows:

	December 31, 2020
	Loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,943,744	$351,329,354	$—	$353,273,098
Non-farm non-residential non-owner occupied	384,581	273,519,003	3,900,589	277,804,173
Residential	82,699	140,520,989	17,807	140,621,495
Construction, development & other	266,708	93,816,940	4,123,499	98,207,147
Farmland	—	4,653,344	—	4,653,344
Commercial & industrial	4,737,100	640,920,921	269,754	645,927,775
Consumer	—	4,157,339	—	4,157,339
Other	—	31,447,517	—	31,447,517

	$7,414,832	$1,540,365,407	$8,311,649	$1,556,091,888

	December 31, 2019
	Loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$57,173	$219,535,577	$327,513	$219,920,263
Non-farm non-residential non-owner occupied	—	190,592,796	442,641	191,035,437
Residential	458,879	86,030,237	575,192	87,064,308
Construction, development & other	—	60,445,086	—	60,445,086
Farmland	—	7,358,541	—	7,358,541
Commercial & industrial	3,342,299	211,592,807	—	214,935,106
Consumer	14,370	3,766,861	—	3,781,231
Other	33,624	24,032,474	—	24,066,098

	$3,906,345	$803,354,379	$1,345,346	$808,606,070

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Certain Acquired Loans

During 2013, the Company purchased certain loans from a third party with gross contractual balances of $8,207,194 for a purchase price of $6,303,095, resulting in a discount of $1,904,099. Upon acquisition, the acquired loans were initially segregated and classified in one of two categories: 1) PCI loans and 2) acquired performing loans. At acquisition date, estimated fair values of PCI loans and acquired performing loans were $3,215,504 and $3,087,591, respectively. The gross contractual amounts receivable for PCI loans and acquired performing loans were $4,502,097 and $3,705,097, respectively, as of the acquisition date.

As discussed in Note 19, the Company acquired loans with fair values of $259,605,933 as part of the acquisition of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank. Of the total $263,314,602 of loans acquired, $250,659,720 were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $12,654,882 were determined to exhibit deteriorated credit quality since origination under ASC 310-30.

In connection with the acquisition of loans from Heritage Bancorp, Inc. and its subsidiary, Heritage Bank on January 1, 2020, the PCI loan portfolio was accounted for at fair value as follows:

Contractual required payments	$26,626,779
Non-accretable difference (expected loss)	15,026,950

Cash flows expected to be collected at acquisition	11,599,829
Accretable yield	1,850,260

Basis in acquired Heritage PCI loans	$9,749,569

The following table presents the gross contractual amounts receivable balances, by portfolio segment, and the carrying amount of PCI loans:

	December 31,
	2020	2019
Real estate loans:
Non-farm non-residential owner occupied	$—	$437,451
Non-farm non-residential non-owner occupied	5,426,265	571,575
Residential	200,144	818,756
Construction, development & other	5,104,868	—
Farmland	—	—
Commercial & industrial	383,146	—
Consumer	—	—
Other	—	—

Total outstanding balances	$11,114,423	$1,827,782

Carrying amount	$8,311,649	$1,345,346

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

3.	Loans and Allowance for Loan Losses - continued

Certain Acquired Loans - continued

The accretable discount is accreted into income using the interest method over the life of the loans. At December 31, 2020 and 2019, unaccreted discounts on loans totaled $2,379,944 and $461,501, respectively, and were included in net loans in the accompanying consolidated balance sheets.

There was no allowance for loan losses related to the purchased credit impaired loans disclosed above at December 31, 2020 and 2019.

Determining the fair value of PCI loans at acquisition required the Company to estimate cash flows expected to result from those loans and to discount those cash flows at appropriate rates of interest. For such loans, the excess of cash flows expected to be collected at acquisition over the estimated fair value is recognized as interest income over the remaining lives of the loans and is called the accretable yield. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition reflects the impact of estimated credit losses and is called the nonaccretable difference. In accordance with GAAP, there was no carry-over of previously established allowance for credit losses from the acquired loans.

Accretable yield, or income expected to be collected on PCI loans was as follows:

	December 31,
	2020	2019
Balance at beginning of year	$82,566	$82,566
New loans acquired from Heritage acquisition	2,725,993	—
Accretion of income	(807,552)	—
Reclassifications from non-accretable difference	259,752	—
Disposals	—	—

Balance at end of peiod	$2,260,759	$82,566

4.	Premises and Equipment

Premises and equipment in the accompanying consolidated balance sheets consisted of the following:

	Estimated Useful Life	December 31,
		2020	2019
Building	30 years	$7,712,313	$2,079,695
Building improvements	3 - 10 years	3,287,713	1,257,520
Land		2,426,593	910,211
Equipment	3 - 5 years	3,457,690	2,618,819
Leasehold improvements	3 - 10 years	2,222,132	2,222,132
Furniture and fixtures	3 - 5 years	1,916,622	1,666,129
Construction in process		317,730	1,627,715

		21,340,793	12,382,221
Accumulated depreciation		(6,185,094)	(4,677,513)

		$15,155,699	$7,704,708

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

4.	Premises and Equipment - continued

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $1,507,596 and $869,354, respectively, and is included in occupancy and equipment expense in the accompanying statements of income.

5.	Deposits

Deposits in the accompanying consolidated balance sheets consisted of the following:

	December 31,
	2020	2019
Transaction accounts:
Noninterest bearing demand accounts	$327,360,814	$128,296,965
Interest bearing demand accounts	909,991,762	388,430,371
Savings	22,261,441	5,177,873

Total transaction accounts	1,259,614,017	521,905,209
Time deposits	374,216,900	285,353,079

Total deposits	$1,633,830,917	$807,258,288

The aggregate amount of time deposits in denominations of $250,000 or more totaled $150,788,365 and $141,916,650 for the years ended December 31, 2020 and 2019, respectively.

Scheduled maturities of time deposits at December 31, 2020 are as follows:

2021	$349,595,347
2022	18,694,656
2023	2,555,786
2024	2,099,100
2025 and thereafter	1,272,011

$374,216,900

At December 31, 2020 and 2019, the aggregate amount of demand deposit overdrafts that were reclassified as loans was $137,733 and $48,085, respectively.

Deposits received from related parties at December 31, 2020 and 2019, totaled approximately $13,718,000 and $4,807,000, respectively.

6.	Income Taxes

The provision for income taxes consisted of the following:

	Year Ended December 31,
	2020	2019
Current income tax expense	$6,310,558	$1,269,905
Deferred income tax benefit	(2,816,243)	(418,075)

Income tax expense as reported	$3,494,315	$851,830

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

6.	Income Taxes - continued

A reconciliation of reported income tax expense to the amount computed by the Company’s statutory income tax rate of 21% to income before income taxes is presented below:

	Year Ended December 31,
	2020	2019
Income tax expense computed at the statutory rate	$3,278,009	$678,954
Stock-based compensation	33,095	23,241
Bank-owned life insurance	(74,334)	(54,276)
Non-deductible meals,entertainment, and dues	46,783	44,757
Tax exempt income	(1,768)	—
Non-deductible capital offering expenses	215,413	154,783
Non-deductible merger costs	35,595	—
Other, net	(38,478)	4,371

Income tax expense as reported	$3,494,315	$851,830

A summary of deferred taxes is presented below:

	December 31,
	2020	2019
Deferred tax assets:
Allowance for loan losses	$2,498,906	$1,578,861
Organizational and start-up costs	29,980	42,116
Accrued expenses	626,345	225,839
Stock options	86,554	22,072
Loan purchase mark-to-mark	522,356	—
Deposit purchase premium	112,616	—
Deferred loan origination fees	1,343,228	—
Other	120,406	118,724

Total deferred tax assets	5,340,391	1,987,612
Deferred tax liabilities:
Premises and equipment	702,150	544,755
Goodwill and core deposit intangibles	305,235	—
Investments	57,895	—
Net unrealized gain on securities available for sale	74,281	130
Prepaid expenses and other	161,821	145,810

Total deferred tax liabilities	1,301,382	690,695

Net deferred tax asset	$4,039,009	$1,296,917

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the consolidated financial statements only when it is more likely than not that the tax position will

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

6.	Income Taxes - continued

be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. GAAP also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

7.	FHLB Advances and Other Borrowings

Senior Debt

On August 30, 2019, the Company renewed a $5,000,000 promissory note and extended the maturity date to August 30, 2020. On December 24, 2019, the Company modified the terms of the agreement whereby the note was increased to $10,000,000, and the interest rate was reduced from a floating rate of Wall Street Journal prime, plus 0.50%, to a fixed rate of 4.75%. At maturity, the note was renewed and extended to August 31, 2021, in the amount of $10,000,000. The note bears interest at a fixed rate of 4.25%. Interest is payable quarterly on the 30th day of February, May, August and November. All principal and unpaid interest is due upon maturity. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below.

On March 21, 2018, the Company renewed a $15,000,000 promissory note to a third party and extended the maturity date to March 10, 2021. On December 24, 2019, the Company modified the terms of the note whereby the fixed interest rate was reduced from 6.00% to 4.75%. Quarterly principal payments of $375,000 plus interest are due and payable on the 10th day of March, June, September, and December through maturity date of March 10, 2021. As of December 31, 2020, the outstanding principal balance was $10,875,000. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below.

On March 10, 2021, the two aforementioned notes totaling $20,875,000 were consolidated into a new revolving line of credit loan with new funds of $10,000,000 for a total facility of $30,875,000. The note bears interest at the Wall Street Journal US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10th day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below.

Subordinated Debt

On September 27, 2018, the Company entered into a $3,000,000 and $2,000,000 subordinated promissory note agreement with two shareholders of the Company. Quarterly interest payments are due on the 27th day of March, June, September, and December. Each note bears interest at a fixed rate of 5.00% and 6.00%, respectively. The $3,000,000 note was retired on July 29, 2019 and replaced with a $4,000,000 note (see note below). The $2,000,000 note scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. All principal and unpaid interest is due at maturity. The notes are subordinate and junior in rights to the senior indebtedness described above.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

7.	FHLB Advances and Other Borrowings - continued

Subordinated Debt - continued

On July 29, 2019, the aforementioned $3,000,000 promissory note scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated note to the same shareholder in the amount of $4,000,000. The note bore interest at a fixed rate of 5.00% though maturity of July 29, 2020. Upon maturity, the note renewed and was increased to $11,000,000 with a fixed rate of 6.00%. All principal and unpaid interest is due at maturity on July 29, 2022.

On July 29, 2019, the Company entered into a subordinated note agreement for $2,000,000 with a shareholder of the Company. Quarterly interest payments were due on the 29th day of January, April, July, and October. The note bore interest at a fixed rate of 5.00% and matured on July 29, 2020. All principal and unpaid interest was paid at maturity.

FHLB Borrowings

At December 31, 2020, Federal Home Loan Bank (“FHLB”) advances represent $20,000,000 in borrowings with an interest rate of 0.100% maturing on January 4, 2021; $12,000,000 in FHLB Owns the Option (“FOTO”) borrowings with a floating rate of 1.100% maturing on June 19, 2029; $18,000,000 in FOTO borrowings with a floating rate of 1.020% maturing on August 2, 2029; and $20,000,000 in FOTO borrowings with a floating rate of 0.570% maturing on February 26, 2035. The FOTO borrowings have quarterly call options that begin on September 19, 2019, November 4, 2019, and February 25, 2022, respectively. The call feature allows the FHLB to terminate the entire outstanding balance at each option date and, in the event the option is exercised, replacement funding will be made available at then prevailing interest rates. FHLB advances are collateralized by FHLB stock, real estate loans and investment securities. The approximate amount of loans and investment securities that collateralize borrowings at December 31, 2020 and 2019 was $295,381,700 and $295,687,200, respectively. At December 31, 2020, letters of credit with FHLB for $109,459,913 were outstanding with expirations ranging from January 2021 through January 2022.

Contractual maturities of FHLB advances and other borrowings at December 31, 2020 were as follows:

	FHLB Advances	Other Borrowings
2021	$20,000,000	$20,875,000
2022	—	13,000,000
2023	—	—
2024	—	—
2025 and thereafter	50,000,000	—

	$70,000,000	$33,875,000

At December 31, 2020 and 2019, the Company had federal funds lines of credit with commercial banks that provide for availability to borrow up to an aggregate of $20.5 million in federal funds. The Company had no advances outstanding under these lines at December 31, 2020 and 2019.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

8.	Stock Options and Warrants

In 2008 upon shareholder approval, the Bank adopted the 2008 Stock Option Plan. In 2013 upon formation of Third Coast Bancshares, Inc., the Company adopted the 2013 Stock Option Plan (the “2013 Stock Plan”). All outstanding options from the 2008 Stock Option Plan were grandfathered into the 2013 Stock Plan. The 2013 Stock Plan permits the grant of stock options for up to 500,000 shares of common stock from time to time during the term of the plan, subject to adjustment upon changes in capitalization. Under the 2013 Stock Plan, the Bank may grant either incentive stock options or nonqualified stock options to eligible directors, executive officers, key employees and non-employee shareholders of the Bank. At December 31, 2020, there were no shares remaining available for grant for future awards as all outstanding options under the 2013 Stock Plan were grandfathered into the 2019 Omnibus Incentive Plan (see 2019 Omnibus Incentive Plan). Awards outstanding under the 2013 Stock Plan remain in full force and effect, according to their respective terms.

On May 29, 2019, the Company’s shareholders approved the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”), which was previously approved by the Company’s board of directors. The Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents under the 2019 Plan. The maximum aggregate number of shares of common stock that may be issued under the 2019 Plan is equal to the sum of (i) 300,000 shares of common stock, (ii) the total number of shares remaining available for new awards under the Third Coast Bancshares, Inc. 2013 Stock Option Plan (the “2013 Plan”) as of immediately prior to the date the Company’s shareholders approve the Plan, which was 152,750 shares of common stock, and (iii) any shares subject to outstanding stock options issued under the 2013 Plan to the extent that (A) any such award is forfeited or otherwise terminates or is cancelled without the delivery of shares of common stock, or (B) shares of common stock that are withheld from any such award to satisfy any tax or withholding obligation, then the shares of common stock covered by such forfeited, terminated or cancelled award or which are equal to the number of shares of common stock withheld, will become available for issuance under the 2019 Plan. At December 31, 2020, there were 316,900 shares remaining available for grant for future awards.

In December 2017, the Bank adopted the 2017 Non-Employee Director Stock Option Plan. The plan authorizes the grant of 100,000 options to non-employee directors of the Company pursuant to the terms of the plan. During July 2018, the Board of Directors approved the grant of 50,000 additional options under the plan. The plan permits the grant of stock options for up to 150,000 shares of common stock. At December 31, 2020, there were 35,000 shares remaining available for grant for future awards under the plan. Options are generally granted with an exercise price equal to the market price of the Bank’s stock at the date of the grant. Option awards generally vest based on 5 years of continuous service and have 10-year contractual terms for non-controlling participants as defined by the Stock Plan. Other grant terms can vary for controlling participants as defined by the Stock Plan.

On January 1, 2020, the Company acquired a stock option plan which originated under Heritage Bancorp, Inc. as part of a merger of the two companies. The options granted to employees must be exercised within 10 years from the date of grant and vesting schedules are determined on an individual basis. At merger date, 109,908 outstanding options became fully vested and were converted to 97,821 options of the Company’s common stock at an exchange ratio of 0.89, which was equal to the acquisition exchange rate for common shares. At December 31, 2020, there were no shares remaining available for grant for future awards.

During the years ended December 31, 2020 and 2019, the Company granted stock options to certain directors, executive officers and other key employees of the Company. These stock options vest ratably over 5 years and

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

8.	Stock Options and Warrants - continued

have a 10-year contractual term. Options granted during the year ended December 31, 2020 were granted with an exercise price of $16.43 or $16.78. Options granted during the year ended December 31, 2019 were granted with an exercise price of $16.30 or $16.78.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted during the year ended December 31, 2020: risk-free interest rate ranging from 0.47% to 1.85%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. The following assumptions were used for options granted during the year ended December 31, 2019: risk-free interest rate ranging from 1.46% to 2.64%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.

For the years ended December 31, 2020 and 2019, the Company recognized stock-based compensation expense of $274,932 and $230,308 associated with stock options. As of December 31, 2020, there was approximately $634,500 of unrecognized compensation costs related to non-vested stock options that is expected to be recognized over the remaining vesting periods. Forfeitures are recognized as they occur.

A summary of stock option activity for the years ended December 31, 2020 and 2019 is presented below:

	December 31,
	2020		2019
	Shares Underlying Options	Weighted- Average Exercise Price	Shares Underlying Options	Weighted- Average Exercise Price
Outstanding at beginning of period	499,700	$13.84	460,300	$13.21
Granted during the period	114,600	16.64	73,650	16.49
Acquired and converted options from acquisition	97,821	13.68	—	—
Forfeited during the period	(20,000)	14.24	(5,000)	16.00
Exercised during the period	(31,870)	12.07	(29,250)	10.29

Outstanding at the end of period	660,251	$14.37	499,700	$13.84

Options exercisable at end of period	397,581	$13.14	278,450	$12.29

Weighted-average grant date fair value of options granted during the period		$2.65		$3.26

A summary of weighted average remaining life is presented below:

	December 31,
	2020			2019
Exercise Price	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable
$10.00 - $12.99	260,523	4.14	242,823	198,300	4.54	194,300
$13.00 - $16.78	399,728	8.05	154,758	301,400	8.37	84,150

	660,251	6.51	397,581	499,700	6.85	278,450

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

8.	Stock Options and Warrants - continued

Shares issued in connection with stock compensation awards are issued from available authorized shares.

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was $1,261,016 and $1,179,197 at December 31, 2020, respectively.

The intrinsic value of stock options exercised during the year ended December 31, 2020 was $138,851.

A summary of the activity in the Company’s nonvested shares is as follows:

	December 31,
	2020		2019
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	221,250	$2.87	207,600	$2.99
Granted during the period	114,600	2.65	73,650	3.26
Acquired and converted options from acquisition	97,821	4.62	—	—
Vested during the period	(151,001)	4.67	(55,000)	3.84
Forfeited during the period	(20,000)	—	(5,000)	—

Nonvested at end of period	262,670	$2.42	221,250	$2.87

As consideration for the financial risks undertaken by certain organizers of the Company, the Company has outstanding stock warrants that are initially exercisable to purchase one share of common stock for each warrant held.

A summary of the Company’s stock warrant activity is presented below:

	December 31,
	2020		2019
	Shares Underlying Warrants	Weighted- Average Exercise Price	Shares Underlying Warrants	Weighted- Average Exercise Price
Outstanding at beginning of period	6,000	$11.00	6,000	$11.00
Granted	—	—	—	—
Exercised	—	—	—	—
Expired or forfeited	—	—	—	—

Outstanding at end of period	6,000	$11.00	6,000	$11.00

Exercisable at end of period	6,000	$11.00	6,000	$11.00

The weighted average remaining contractual life of stock warrants outstanding at December 31, 2020, was 2.5 years.    The warrants are exercisable over a ten-year period that expires on July 1, 2023.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

9.	Commitments and Contingencies

Operating Leases

The Company has non-cancelable operating leases for branches, loan production offices, and non-branch offices. Rent expense for the years ended December 31, 2020 and 2019 was approximately $1,154,000 $1,010,000, respectively. The 12 operating leases have various commencement dates and original terms varying from six months to one hundred sixty months.

As of December 31, 2020, future minimum rental payments under non-cancellable operating leases with initial or remaining terms in excess of one year for each year through 2026 and thereafter are as follows:

2021	$699,397
2022	552,552
2023	374,666
2024	268,780
2025	239,352
2026 and thereafter	60,186

$2,194,933

Litigation

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

10.	Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company generally uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,
	2020	2019
Commitments to extend credit	$162,445,433	$125,568,313
Standby letters of credit	1,692,795	2,535,465

Total	$164,138,228	$128,103,778

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

10.	Financial Instruments With Off-Balance Sheet Risk - continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the subsidiary banks to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The subsidiary banks’ policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

11.	Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

GAAP requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

11.	Fair Value Measurements - continued

•

Level 2 Inputs – Inputs other than quoted prices included in level 1 that are observable for the asset and liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.

•

Level 3 Inputs – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Assets and Financial Liabilities

Financial assets and financial liabilities measured at fair value on a recurring and nonrecurring basis include the following:

Investment Securities Available-for-sale. Investment securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the bond’s terms and conditions, among other things.

Loans Held for Sale. Loans held for sale are reported at aggregate cost which has been deemed to be the equivalent of fair value using Level 3 inputs.

Impaired Loans. Impaired loans are reported at the estimated fair value of the underlying collateral. Collateral values are estimated using Level 2 inputs based on observable market data or independent appraisals using Level 3 inputs.

Derivative Instruments. The estimated fair value of interest rate derivative positions are obtained from a pricing service that provides the swaps’ unwind value using Level 2 inputs.

There were no transfers between levels during the years ended December 31, 2020 and 2019.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2020 and 2019:

	Fair Value Measurements Using			Total Fair Value
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At December 31, 2020:
Securities available for sale:
State and municipal securities	$—	$1,894,105	$—	$1,894,105
Mortgage-backed securities	—	1,027,693	—	1,027,693
Corporate bonds	—	22,673,519	—	22,673,519
Total investment securities available for sale	$—	$25,595,317	$—	$25,595,317

Loans held for sale:	$—	$—	$2,844,441	$2,844,441

Asset derivatives:
Interest rate swaps	$—	$271,477	$—	$271,477
Pay-fixed interest rate swaps	—	215,645	—	215,645

	$—	$487,122	$—	$487,122

Liability derivatives:
Interest rate swaps	$—	$271,477	$—	$271,477
Pay-fixed interest rate swaps	—	8,232	—	8,232

	$—	$279,709	$—	$279,709

	Fair Value Measurements Using			Total Fair Value
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At December 31, 2019:
Securities available for sale:
Mortgage-backed securities	$—	$536,326	$—	$536,326

Total investment securities available for sale	$—	$536,326	$—	$536,326

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis include the following at December 31, 2020 and 2019:

Impaired loans. At December 31, 2020, impaired loans with carrying values of $7,414,832 were reduced by specific valuation allowances totaling $136,309 resulting in a net fair value of $7,278,523 based on Level 3 inputs. At December 31, 2019, impaired loans with carrying values of $4,077,528 were reduced by specific valuation allowances totaling $1,185,927 resulting in a net fair value of $2,891,601 based on Level 3 inputs.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

Non-financial assets measured at fair value on a non-recurring basis during the years ended December 31, 2020 and 2019, include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

The following table presents foreclosed assets that were remeasured and recorded at fair value:

	December 31,
	2020	2019
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$3,715,914	$1,766,833
Charge-offs recognized in the allowance for loan losses	2,335,914	—

Fair value of foreclosed assets remeasured at initial recognition	$1,380,000	$1,766,833

Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$1,997,291	$—
Write downs included in other non-interest expense	10,084	—

Fair value of foreclosed assets remeasured subsequent to initial recognition	$1,987,207	$—

For the Company, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments as defined. Many of the Company’s financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market rates for similar assets and liabilities. Financial instruments assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.

The carrying value and the estimated fair value of the Company’s contractual off-balance sheet unfunded lines of credit, loan commitments and letters of credit, which are generally priced at market at the time of funding, are not material.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

The estimated fair values and carrying values of all financial instruments under current authoritative guidance, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value are as follows:

	December 31,
	2020		2019
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Level 2 inputs:
Cash and cash equivalents	$203,560,313	$203,560,313	$96,065,316	$96,065,316
Interest bearing time deposits in other banks	129,402	129,402	129,402	129,402
Investment securities available for sale	25,595,317	25,595,317	536,326	536,326
Non-marketable securities	4,406,654	4,406,654	1,989,200	1,989,200
Accrued interest receivable	13,675,906	13,675,906	3,254,347	3,254,347
Bank-owned life insurance	25,960,632	25,960,632	10,605,737	10,605,737
Derivative instrument assets	487,122	487,122	—	—

Level 3 inputs:
Loans, including held for sale, net	1,546,457,946	1,551,623,815	800,482,708	794,046,894

Financial liabilities
Level 2 inputs:
Deposits	1,633,830,917	1,636,966,853	807,258,288	812,475,727
Accrued interest payable	1,215,170	1,215,170	1,746,178	1,746,178
FHLB advances	70,000,000	70,000,000	30,000,000	30,000,000
Notes payable	33,875,000	33,875,000	30,375,000	30,375,000
Derivative instrument liabilities	279,709	279,709	—	—

12.	Significant Group Concentrations of Credit Risk

Most of the Company’s business activity is with customers primarily located within Texas. Such customers are normally also depositors of the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit related financial instruments such as commitments to extend credit and credit card arrangements represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

At December 31, 2020 and 2019, the Company had federal funds sold aggregating $2,290,626 and $346,525, respectively, which represents concentrations of credit risk. The Company had uninsured deposits of $172,885,523 and $68,323,497 as of December 31, 2020 and 2019, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

13.	Employee Benefit Plans

Defined Contribution Plan

In 2009, the Company adopted the Third Coast Bank, SSB 401(k) Plan (the “Plan”) covering substantially all employees. Employees may elect to defer a percentage of their compensation subject to certain limits based on federal tax laws. The Company may make a discretionary match of employees’ contributions based on a percentage of salary contributed by participants.

Effective January 1, 2018, the discretionary contributions made by the Company were invested in the common stock of the Company in accordance with the Third Coast Bank, SSB Employee Stock Ownership Plan (ESOP). The ESOP became effective on January 1, 2018 for the exclusive benefit of the participants and their beneficiaries. Benefits under the ESOP generally are distributed in the form of cash. In addition, until the Company’s common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable laws) that the Company repurchase shares of common stock distributed to the participant at the estimated fair value.

The fair value of shares of common stock, held by the ESOP, are deducted from permanent shareholders’ equity in the consolidated balance sheets, and are reflected in a line item below liabilities and above shareholders’ equity. This presentation is necessary in order to recognize the put option within the ESOP, consistent with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses an external third party to determine the maximum possible cash obligation related to those securities. The valuation is the same that is used for the stock option plan. Increases or decreases in the value of the cash obligation are included in a separate line item in the statements of changes in shareholders’ equity. At December 31, 2020, the estimated fair value of the cash obligation for stock allocated under the ESOP plan was $1,301,502. An increase of $18,330 in the fair value of the cash obligation was recorded for the year ended December 31, 2020.

As of December 31, 2020, the number of shares held by the ESOP was 79,215 and there were no shares unallocated to plan participants. At December 31, 2020, shares committed to be released to the plan were 9,703 shares for a fair value of $159,420. During 2020, the Company repurchased 2,556 shares for $42,082 from ESOP participants that received distributions and exercised the put option described above. All shares held by the ESOP were treated as outstanding at December 31, 2020.

For the years ended December 31, 2020 and 2019, Company contributions to the ESOP were approximately $536,542 and $474,000, respectively. Administrative expense related to the ESOP and the Plan totaled approximately $16,000 and $24,000, respectively. The costs were included in Salaries and Employee Benefits in the accompanying consolidated statements of income.

14.	Related Party Transactions

During the normal course of business, the Company may enter into transactions with significant stockholders, directors and principal officers and their affiliates. It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. At December 31, 2020 and 2019, the aggregate amounts of loans were $382,439 and $233,334, respectively. During the year ended December 31, 2020, loan originations totaled $520,000 and repayments totaled $370,895. Related party unfunded commitments at December 31, 2020 and 2019, were $233,334 and $425,000, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

15.	Shareholders’ Equity and Regulatory Matters

Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2020 and 2019, the Bank meets all capital adequacy requirements to which it is subject.

Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank’s capital ratios exceed the regulatory definition of well capitalized as of December 31, 2020 and December 31, 2019. Based upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.

In July 2013, the Federal Reserve published final rules for the adoption of the Basel III regulatory capital framework (the “Basel III Capital Rules”). The Basel III Capital Rules, among other things, (i) introduce a new capital measure called “Common Equity Tier 1”, (ii) specify that Tier 1 capital consist of Common Equity

Tier 1 and “Additional Tier 1 Capital” instruments meeting specified requirements, (iii) define Common Equity Tier 1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Common Equity Tier 1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations. The Basel III Capital Rules became effective for the Company on January 1, 2015, with certain transition provisions fully phased in on January 1, 2019. Based on management’s initial assessment of the Basel III Capital Rules, management does not believe it will have a material impact on the Company or the Bank.

There are no conditions or events since December 31, 2020, that management believes have changed the Bank’s category.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

15.	Shareholders’ Equity and Regulatory Matters - continued

Regulatory Matters - continued

A comparison of the Bank’s actual capital amounts and ratios to required capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
As of December 31, 2020:
Total capital (to risk weighted assets)	$145,319	12.5%	≥	$92,678	≥	8.0%	≥	$115,847	≥	10.0%
Tier I capital (to risk weighted assets)	$133,340	11.5%	≥	$69,508	≥	6.0%	≥	$92,678	≥	8.0%
Tier I capital (to average assets)	$133,340	9.7%	≥	$54,969	≥	4.0%	≥	$68,711	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$133,340	11.5%	≥	$52,131	≥	4.5%	≥	$75,301	≥	6.5%

As of December 31, 2019:
Total capital (to risk weighted assets)	$91,230	11.9%	≥	$61,397	≥	8.0%	≥	$76,746	≥	10.0%
Tier I capital (to risk weighted assets)	$83,107	10.8%	≥	$46,048	≥	6.0%	≥	$61,397	≥	8.0%
Tier I capital (to average assets)	$83,107	8.9%	≥	$37,268	≥	4.0%	≥	$46,585	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$83,107	10.8%	≥	$34,536	≥	4.5%	≥	$49,885	≥	6.5%

16.	Earnings Per Common Share

Earnings per Common Share

Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents a reconciliation of net income available to common shareholders and the number of shares used in the calculation of basic and diluted earnings per common share.

	Years Ended December 31,
	2020	2019
Net income available to common shareholders	$12,115,253	$2,381,283

Weighted-average shares outstanding for basic earnings per common share	6,232,115	3,846,727
Dilutive effect of stock compensation	97,645	92,561

Weighted-average shares outstanding for diluted earnings per share	$6,329,760	$3,939,288

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

17.	Derivative Financial Instruments

As part of its hedging strategy, the Company entered into a $100 million pay-fixed interest rate swap facility with another financial institution. The instrument is designated as a cash flow hedge, and changes in fair values are recognized in other comprehensive income.

The Company also offers certain interest rate swap products directly to its qualified commercial banking customers. These financial instruments are not designated as hedging instruments. The interest rate swap derivative positions relate to transactions in which the Company enters into an interest rate swap with a customer, while at the same time entering into an offsetting interest rate swap with another financial institution. An interest rate swap transaction allows customers to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.

Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company’s operating results except in certain situations where there is a significant deterioration in the customer’s credit worthiness or that of the counterparties. At December 31, 2020, no such deterioration was determined by management.

All derivatives are carried at fair value in either other assets or other liabilities.

The following table provides the outstanding notional balances and fair values of outstanding derivative positions at December 31, 2020. There were no outstanding derivative positions at December 31, 2019.

	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate	Receive Rate	Maturity Date
December 31, 2020
Pay-fixed interest rate swap	$100,000,000	$215,645	$8,232	0.20%	USD Fed Funds- H.15	9/4/2025
Commercial loan interest rate swaps:
Loan customer counterparty	11,304,638	162,063		USD Prime + 0.5%	4.48%	10/15/2030
Loan customer counterparty	4,000,000	109,414		USD Prime + 0.0%	4.13%	12/22/2030
Financial institution counterparty	11,304,638		162,063	4.48%	USD Prime + 0.5%	10/15/2030
Financial institution counterparty	4,000,000		109,414	4.13%	USD Prime	12/22/2030

	$130,609,276	$487,122	$279,709

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

17.	Derivative Financial Instruments - continued

As of December 31, 2020, cash of $330,000 was pledged as collateral for the $100 million notional pay-fixed interest rate swap.

18.	Goodwill and Core Deposit Intangible, Net

In 2020, the Company recorded goodwill and core deposit intangible of $18,033,880 and $1,615,002, respectively, relating to the Heritage Bancorp, Inc. acquisition (see Note 19 – Business Combinations).

Amortization of the core deposit intangible (“CDI”) was $161,500 for the year ended December 31, 2020. The remaining weighted average life is 9 years at December 31, 2020.

Scheduled amortization of CDI at December 31, 2020 are as follows:

CDI Amortization
2021	$161,500
2022	161,500
2023	161,500
2024	161,500
2025	161,500
2026 and thereafter	646,002

19.	Business Combinations

On January 1, 2020 the Company acquired 100% of the outstanding stock of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank, Houston, Texas (Heritage) with five branches located in Texas. The Company issued 2,362,555 shares of Company stock and paid $103,627 in cash for the outstanding shares and options of Heritage common stock.

The Company recognized total goodwill of $18,033,880, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The fair value of consideration exchanged related to the Company’s stock was calculated based upon the price of the Company’s stock as of December 31, 2019. The goodwill in this acquisition resulted from a combination of expected synergies and expansion in the Texas market. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company has incurred expenses related to the acquisition of approximately $874,900 during the year ended December 31, 2020. These expenses are included in the legal and professional, and data processing expense line items in the consolidated statements of income. Results of the acquired company were included in the Company’s results of operations beginning January 1, 2020.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

19.	Business Combinations - continued

Estimated values of the assets acquired and liabilities assumed are as follows:

Assets of acquired bank:
Cash and cash equivalents	$16,215,449
Securities available for sale	3,784,974
Loans	259,605,933
Premises and equipment	7,671,751
Goodwill	18,033,880
Core deposit intangible	1,615,002
Bank owned life insurance	5,000,923
Federal Home Loan Bank stock	1,430,654
Other assets	2,511,986

Total assets acquired	$315,870,552

Liabilities of acquired bank:
Deposits	$260,155,325
Other liabilities	4,750,531

Total liabilities assumed	$264,905,856

Common stock issued @ $21.53 per share	$50,861,069

Cash paid	$103,627

The loan portfolio had a fair value of $259,605,933 at acquisition date and a contractual balance of $263,314,602.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

20.	Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Third Coast Bancshares, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

BALANCE SHEETS

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$5,234,163	$3,170,868
Investment in subsidiary bank	149,014,036	82,952,365
Other assets	1,497,435	2,028,662

Total assets	$155,745,634	$88,151,895

Liabilities and shareholders’ equity
Notes payable	$33,875,000	$30,375,000
Other liabilities	152,929	472,585

Total liabilities	34,027,929	30,847,585

Commitments and contingencies - ESOP-owned shares	1,301,502	783,290

Shareholders’ equity:
Common stock, $1 par value:
Authorized — 50,000,000 shares
Issued — 6,350,184 and 3,923,224 shares
Outstanding — 6,276,759 and 3,852,071 shares at December 31, 2020 and 2019, respectively	6,350,184	3,923,224
Additional paid-in capital	91,461,923	41,831,567
Retained earnings	24,605,020	12,489,767
Accumulated other comprehensive income	279,440	490
Treasury stock: at cost; 73,425 and 71,153 shares at December 31, 2020 and 2019, respectively	(978,862)	(940,738)

	121,717,705	57,304,310
Less: ESOP-owned shares	1,301,502	783,290

Total shareholders’ equity	120,416,203	56,521,020

Total liabilities and shareholders’ equity	$155,745,634	$88,151,895

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

20.	Parent Company Only Financial Statements - continued

STATEMENTS OF INCOME

	Year Ended December 31,
	2020	2019
Interest expense:
Interest on notes payable	$1,614,786	$1,435,570

Total interest expense	1,614,786	1,435,570

Noninterest expense:
Legal and professional	1,232,617	936,700
Other	37,177	—

Total noninterest expense	1,269,794	936,700

Loss before income tax benefit and equity in undistributed earnings of subsidiaries	(2,884,580)	(2,372,270)

Income tax benefit	383,602	498,177

Loss before equity in undistributed earnings of subsidiaries	(2,500,978)	(1,874,093)

Equity in undistributed earnings of subsidiaries	14,616,231	4,255,376

Net income	$12,115,253	$2,381,283

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

20.	Parent Company Only Financial Statements - continued

STATEMENTS OF CASH FLOW

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$12,115,253	$2,381,283
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiaries	(14,616,231)	(4,255,376)
Net change in other assets	500,738	(1,486,145)
Net change in other liabilities	(319,656)	393,465

Net cash used in operating activities	(2,319,896)	(2,966,773)

Cash flows from investing activities:
Capital investment in subsidiaries	—	(2,500,000)

Net cash used in investing activities	—	(2,500,000)

Cash flows from financing activities:
Proceeds from other borrowings	11,000,000	8,000,000
Repayment of notes payable	(7,500,000)	(1,500,000)
Proceeds from issuance of common stock to ESOP	536,542	444,772
Proceeds from stock options exercised	384,773	301,000
Net redemption of treasury stock	(38,124)	(527,422)

Net cash provided by financing activities	4,383,191	6,718,350

Increase in cash and cash equivalents	2,063,295	1,251,577
Cash and cash equivalents at beginning of period	3,170,868	1,919,291

Cash and cash equivalents at end of period	$5,234,163	$3,170,868

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(unaudited)

ASSETS	June 30, 2021	December 31, 2020
Cash and cash equivalents:
Cash and due from banks	$352,544,230	$201,269,687
Federal funds sold	1,228,269	2,290,626

Total cash and cash equivalents	353,772,499	203,560,313

Interest bearing time deposits in other banks	131,461	129,402
Investment securities available for sale	25,991,314	25,595,317
Loans held for sale	—	2,345,550
Loans, net of allowance for loan and lease loss of $13,393,871 and $11,979,492 at June 30, 2021 and December 31, 2020, respectively	1,538,328,247	1,544,112,396
Accrued interest receivable	11,349,621	13,675,906
Premises and equipment, net	15,859,269	15,155,699
Other real estate owned	1,686,250	3,367,207
Bank-owned life insurance	26,236,780	25,960,632
Non-marketable equity securities	8,032,311	4,406,654
Deferred tax asset, net	3,836,293	4,039,009
Core Deposit Intangible, net	1,372,752	1,453,502
Goodwill	18,033,880	18,033,880
Other assets	8,669,110	5,457,795

Total assets	$2,013,299,787	$1,867,293,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$374,942,079	$327,360,814
Interest bearing	1,408,326,205	1,306,470,103

Total deposits	1,783,268,284	1,633,830,917

Accrued interest payable	866,472	1,215,170
Other liabilities	7,844,245	6,654,470
FHLB advances	50,000,000	70,000,000
Note payable - Senior Debt	20,500,000	20,875,000
Note payable - Subordinated Debt	13,000,000	13,000,000

Total liabilities	1,875,479,001	1,745,575,557

Commitments and contingencies - ESOP-owned shares	1,875,720	1,301,502

Shareholders’ equity:
Common stock, $1 par value; 50,000,000 shares authorized; 6,647,109 and 6,350,184 issued; and 6,573,684 and 6,276,759 outstanding at June 30, 2021 and December 31, 2020, respectively	6,647,109	6,350,184
Additional paid-in capital	97,820,972	91,461,923
Retained earnings	33,289,529	24,605,020
Accumulated other comprehensive income	1,042,038	279,440
Treasury stock: at cost; 73,425 shares at June 30, 2021 and December 31, 2020	(978,862)	(978,862)

	137,820,786	121,717,705
Less: ESOP-owned shares	1,875,720	1,301,502

Total shareholders’ equity	135,945,066	120,416,203

Total liabilities & shareholders’ equity	$2,013,299,787	$1,867,293,262

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

(unaudited)

	Six Months Ended June 30,
	2021	2020
Interest income:
Loans, including fees	$48,720,606	$39,552,981
Investment securities available-for-sale	513,082	32,191
Federal funds sold and deposits in other banks	322,246	559,458

Total interest income	49,555,934	40,144,630

Interest expense:
Deposit accounts	4,589,739	6,680,205
FHLB advances and notes payable	1,034,820	953,423

Total interest expense	5,624,559	7,633,628

Net interest income	43,931,375	32,511,002
Provision for loan losses	1,500,000	2,550,000

Net interest income after provision for loan losses	42,431,375	29,961,002

Noninterest income:
Services charges and fees	1,242,307	759,533
Gain on sales of SBA loans	—	266,422
Gain on disposal of fixed assets	—	8,890
Other	617,209	434,873

Total noninterest income	1,859,516	1,469,718

Noninterest expense:
Salaries and employee benefits	22,474,886	15,171,503
Data processing and network expense	1,430,194	1,430,966
Occupancy and equipment expense	2,390,676	1,924,251
Legal and professional	2,679,172	2,688,796
Loan operations and other real estate owned expense	1,193,101	955,448
Advertising and marketing	809,892	555,475
Telephone and communications	360,704	277,029
Software purchases and maintenance	342,811	174,477
Regulatory assessments	342,655	477,748
Loss on sale of other real estate owned	344,049	—
Other	929,702	880,581

Total noninterest expense	33,297,842	24,536,274

Net income before income tax expense	10,993,049	6,894,446
Income tax expense	2,308,540	1,447,834

Net income	$8,684,509	$5,446,612

Earnings per common share:
Basic earnings per share	$1.38	$0.88

Diluted earnings per share	$1.35	$0.86

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(unaudited)

	Six Months Ended June 30,
	2021	2020
Net Income	$8,684,509	$5,446,612
Other comprehensive income
Unrealized gain on investments available-for-sale arising during the period, net of deferred income tax expense of $65,341 and $9,998	245,808	37,612

Unrealized gain on derivative instruments arising during the period, net of deferred income tax expense of $137,374 and $0	516,790	—

Total other comprehensive income	762,598	37,612

Total comprehensive income	$9,447,107	$5,484,224

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Less: ESOP- Owned Shares	Total
Balance, December 31, 2019	$3,923,224	$41,831,567	$12,489,767	$490	$(940,738)	$(783,290)	$56,521,020
Net income	—	—	5,446,612	—	—	—	5,446,612
Share-based compensation	—	128,240	—	—	—	—	128,240
Stock options exercised	—	—	—	—	—	—	—
Common stock issued for acquisition of Heritage Bancorp, Inc.	2,367,148	48,592,804	—	—	—	—	50,959,952
Issuance of common stock to ESOP	13,975	217,627	—	—	—	(231,602)	—
Net change in fair value of ESOP shares	—	—	—	—	—	18,330	18,330
Net redemption of treasury stock	—	—	—	—	(75,469)	—	(75,469)
Other comprehensive income, net of tax	—	—	—	37,612	—	—	37,612

Balance, June 30, 2020	$6,304,347	$90,770,238	$17,936,379	$38,102	($1,016,207)	$(996,562)	$113,036,297

Balance, December 31, 2020	$6,350,184	$91,461,923	$24,605,020	$279,440	$(978,862)	$(1,301,502)	$120,416,203
Net income	—	—	8,684,509	—	—	—	8,684,509
Share-based compensation	—	184,136	—	—	—	—	184,136
Stock options exercised	55,047	704,643	—	—	—	—	759,690
Common stock issued during 2021 Offering	227,307	5,228,061	—	—	—	—	5,455,368
Issuance of common stock to ESOP	14,571	242,209	—	—	—	(256,780)	—
Net change in fair value of ESOP shares	—	—	—	—	—	(317,438)	(317,438)
Net redemption of treasury stock	—	—	—	—	—	—	—
Other comprehensive income, net of tax	—	—	—	762,598	—	—	762,598

Balance, June 30, 2021	$6,647,109	$97,820,972	$33,289,529	$1,042,038	$(978,862)	$(1,875,720)	$135,945,066

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$8,684,509	$5,446,612
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,500,000	2,550,000
Changes in deferred tax asset, net	—	330,877
Share based compensation expense	184,136	128,240
Gain on sale of SBA loans	—	(266,422)
Loss on sale of other real estate owned	344,049	—
Gain (loss) on disposal of fixed assets	—	(8,890)
Amortization of premium on securities, net	20,542	29,902
Accretion of fees on derivative instruments	(75,190)	—
Depreciation, amortization and accretion	(12,295,991)	(5,395,761)
Earnings on bank-owned life insurance	(276,148)	(178,293)
Changes in operating assets and liabilities:
Originations of loans held for sale	—	(678,096)
Proceeds from sale of loans held for sale	2,345,550	1,182,291
Accrued interest receivable and other assets	(1,100,676)	(5,867,625)
Accrued interest payable and other liabilities	841,077	2,028,616

Net cash provided by (used in) operating activities	171,858	(698,549)
Cash flows from investing activities:
Net increase in interest bearing deposits in other banks	(2,059)	—
(Increase) decrease in non-marketable equity securities	(3,625,657)	317,000
Investment securities available-for-sale activity:
Purchases	(1,000,000)	—
Maturities, calls and principal paydowns	894,611	685,465
Termination fee proceeds from derivative instruments	945,000	—
Net loans held for investment repayments (originations)	17,289,692	(503,991,872)
Net additions to bank premises and equipment	(1,511,128)	(549,099)
Proceeds from disposal of fixed assets	—	25,613
Construction additions on foreclosed assets	—	(230,458)
Proceeds from sales of foreclosed assets	1,336,908	—
Net cash acquired from acquisition of Heritage Bancorp, Inc.	—	16,210,705

Net cash provided by (used in) investing activities	14,327,367	(487,532,646)
Cash flows from financing activities:
Net increase in deposits	149,616,123	559,121,637
Proceeds from issuance (repayment) of FHLB Advances	(20,000,000)	20,000,000
Repayment of notes payable	(375,000)	(750,000)
Proceeds from issuance of common stock - 2021 Offering	5,455,368	—
Proceeds from issuance of common stock - ESOP Contributions	256,780	231,601
Proceeds from stock options exercised	759,690	—
Net redemption of treasury stock	—	(75,469)

Net cash provided by financing activities	135,712,961	578,527,769

Increase in cash and cash equivalents	150,212,186	90,296,574
Cash and cash equivalents at beginning of period	203,560,313	96,065,316

Cash and cash equivalents at end of period	$353,772,499	$186,361,890

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$5,973,257	$7,699,579
Cash paid for income taxes	$6,500,000	$—

Supplemental Disclosure of Noncash Investing and Financing Activities:
Net (increase) decrease in fair value of ESOP-owned shares	$(317,438)	$18,330
Common stock issued for acquisition of Heritage Bancorp, Inc.	$—	$50,959,952

See accompanying notes to consolidated financial statements.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Third Coast Bancshares, Inc. through its subsidiary, Third Coast Bank, a Texas state banking corporation (“Bank”) and the Bank’s subsidiary, Third Coast Commercial Capital (collectively known as the “Company”) provide general consumer and commercial banking services through twelve branch offices located in the North, Central and Southeast regions of Texas. Branch locations include: Humble, Beaumont, Port Arthur, Houston, Conroe, Pearland, Lake Jackson, Dallas, Plano, Detroit, La Vernia and Nixon. The Bank is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, and investment and liquidity management activities. The Bank’s primary deposit products are demand deposits, money market accounts and certificates of deposit; its primary lending products are commercial business and real estate, real estate mortgage and consumer loans. Third Coast Commercial Capital engages in accounts receivable factoring activities. The Company is subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, and reporting practices prescribed by the banking industry. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The December 31, 2020 consolidated balance sheet has been derived from the audited financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments that were recurring in nature and considered necessary have been included for fair presentation of the Company’s financial position and results of operations. Operating results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the full year ending December 31, 2021. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

These consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2020 and 2019.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Third Coast Bancshares, Inc. (“Bancshares”) and its wholly-owned subsidiary, Third Coast Bank, SSB (the “Bank”) and its wholly-owned subsidiary Third Coast Commercial Capital, Inc., collectively referred to as the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

On January 1, 2020, the Company acquired Heritage Bancorp, Inc. and its wholly-owned subsidiary, Heritage Bank (collectively known as Heritage). The Company merged Heritage into the Bank and subsequently dissolved Heritage (see Note 19, Business Combinations).

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions that have initial maturities of less than 90 days when acquired by the Company and federal funds sold.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Interest Bearing Time Deposits in Other Banks

Interest bearing time deposits in other banks are carried at cost and generally mature between 90 days to one year from purchase date.

Investment Securities Available-For-Sale

Investment securities available-for-sale consists of bonds, notes, and debentures that are not classified as trading securities or held-to-maturity securities. Investment securities available-for-sale are held for indefinite periods of time and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Management determines the appropriate classification of investment securities at the time of purchase.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Deferred fees and costs associated with originating loans are recognized in income and expense generally in the period in which the fees were received and/or costs were incurred. Under GAAP, such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of yield. For the six months ended June 30, 2021 and 2020, management believes that not deferring such fees and costs and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

During 2021 and 2020, the Bank participated in the federally guaranteed SBA Paycheck Protection Program (“PPP”). Origination fees related to this program and in excess of $5,000 were deferred and amortized over the life of the loan, either two or five years, on a straight-line basis. The unamortized balance of fees is fully accreted into income when the loan is paid off. Management believes that this method of accretion does not materially affect the consolidated financial statements.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are primarily measured based on the fair value of the underlying collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans and Allowance for Loan Losses - continued

uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.

From time to time, the Company modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Company that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. At the time of restructuring, the Company evaluates the economic and business conditions and collection efforts, and should the collection of interest be doubtful, the loan is placed on non-accrual. Each of these loans is evaluated for impairment and a specific reserve is recorded, as necessary, based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow.

The Company had $326,672,590 and $390,803,748 in outstanding loan balances related to the guaranteed SBA Paycheck Protection Program (“PPP”) at of June 30, 2021 and December 31, 2020, respectively. These loans are included within the commercial and industrial loan balances throughout the footnotes and are net of $8,522,414 and $6,396,325 in deferred loan fees as of June 30, 2021 and December 31, 2020, respectively.

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing, and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

Agricultural loans are subject to underwriting standards and processes similar to commercial loans. Agricultural loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture related assets being financed, such as farmland, cattle, or equipment, and include personal guarantees.

Real estate loans are also subject to underwriting standards and processes similar to commercial and agricultural loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans and Allowance for Loan Losses - continued

property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are generally diverse in terms of type and geographic location primarily throughout the Houston, Dallas, and Beaumont-Port Arthur metropolitan areas. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry. Generally, real estate loans are owner occupied which further reduces the Company’s risk.

The Company utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. The Company’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes the Company’s risk.

Certain Acquired Loans

Acquired loans purchased from third parties are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchase credit impaired (“PCI”) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired loans (“acquired performing loans”).

Acquired performing loans are accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 310-20. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.

An ALLL is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan.

PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Company estimates the amount and timing of expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (“nonaccretable marks”) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (“accretable marks”) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans,

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Certain Acquired Loans - continued

increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.

For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan. Loan dispositions may include sales of loans, receipt of payments in full from the borrower, or foreclosure. Write-downs are not recorded on the PCI loan until actual losses exceed the remaining non-accretable difference. To date, no write-downs have been recorded for the PCI loans held by the Company. Loans that were considered troubled debt restructurings by the third party prior to the acquisition date are not required to be classified as troubled debt restructurings in the Company’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.

Loans Held for Sale and Servicing Assets

Loans held for sale include mortgage loans originated with the intent to sell on the secondary market. Mortgage loans held for sale are held for an interim period of usually less than 30 days. Accordingly, these loans are carried at aggregate cost and deemed to be the equivalent of fair value based on the short-term nature of the loans.

Certain Small Business Administration (“SBA”) loans originated and intended for sale in the secondary market. They are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses recognized upon the sale of loans are determined on a specific identification basis and are included in non-interest income. SBA loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company has adopted guidance issued by the FASB that clarifies the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, in which, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. To calculate the gain or loss on sale of loans, the Company’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair value of each portion. The gain or loss on the sold portion of the loan is recognized based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Loans Held for Sale and Servicing Assets - continued

Servicing assets are amortized over an estimated life using a method that is in proportion to the estimated future servicing income. In the event future prepayments exceed management’s estimates and future cash flows are inadequate to cover the servicing asset, additional amortization would be recognized. The portion of servicing fees in excess of the contracted servicing fees is reflected as interest-only strips receivable, which are classified as available for sale and are carried at fair value. At June 30, 2021, and December 31, 2020, the Company was servicing loans previously sold of approximately $5,781,433 and $6,009,774, respectively. The related servicing assets receivable were not material to the consolidated financial statements at June 30, 2021, and December 31, 2020.

Premises and Equipment

Buildings, leasehold improvements, furniture and fixtures, and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related asset. Land is not depreciated. Major replacements and betterments are capitalized while maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in income as incurred. A small portion of the building’s floor space is currently leased out to tenants and recognized in income when earned.

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and are initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. Operating and holding expenses of such properties, net of related income, are included in loan operations and other real estate owned expense on the accompanying consolidated statements of income. Gains or losses on dispositions are reflected in income as incurred.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain employees. These bank-owned life insurance (“BOLI”) policies are recorded in the accompanying consolidated balance sheets at their cash surrender values. Income from these policies and changes in the cash surrender values are reported in the accompanying consolidated statements of income.

Non-marketable securities

The Company has restricted non-marketable securities which represent investments in Federal Home Loan Bank (“FHLB”) stock, Federal Reserve (“FED”) stock and Texas Independent Bank (“TIB”) stock. These investments are not readily marketable and carried at cost, which approximates fair value. As a member of the FHLB, FED and TIB systems, the Company is required to maintain minimum level of investments in stock, based on the level of borrowings and other factors. Both cash and stock dividends are reported as income.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Goodwill and Core Deposit Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually as of December 31 and on an interim basis if an event triggering impairment may have occurred.

Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are amortized on a straight-line basis over their estimated useful life of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable from future undiscounted cash flows.

Derivative Financial Instruments

The Company enters into certain derivative financial instruments as part of its hedging strategy. Certain interest rate swap instruments are used for asset and liability management related to the Company’s commercial customers’ financing needs. These instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Other interest rate swap instruments are used to mitigate overall interest rate risk and are designated as cash flow hedges. Changes in the net fair value are recognized in other comprehensive income. All derivatives are carried at fair value in either other assets or other liabilities (see Note 17, Derivative Financial Instruments).

Business Combinations

The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Adjustments identified during the measurement period are recognized in the reporting period in which the adjustments amounts are determined. Acquisition related costs are expensed as incurred (see Note 19 – Business Combinations).

Comprehensive Income

Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Other than net income, comprehensive income includes the net effect of changes in the fair value of securities available-for-sale and certain derivative instruments designated as cash flow hedges.

Revenues from Contracts with Customers

On January 1, 2019, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as OREO. Most revenue

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Revenues from Contracts with Customers - continued

associated with financial instruments, including interest income, loan origination fees, and credit card fees, fall outside the scope of ASC 606. Gains and losses on investment securities, derivatives, financial guarantees, sales of financial instruments, and lease income are similarly excluded from the scope. The guidance is applicable to non-interest revenue streams such as deposit related fees, wire transfer fees, interchange fees, ATM fees, and merchant fee income.

The Company’s services that fall within the scope of ASC 606 are presented within Non-Interest Income and are recognized as revenue as the Company satisfies its obligation to the customer. Upon review of the Company’s revenue streams that fall within the scope of the standard, the Company concluded that ASC 606 did not materially change the method in which the Company currently recognizes income for these revenue streams.

Advertising Expenses

Advertising consists of the Company’s advertising in its local market area and is expensed as incurred. Advertising expense was $809,892 and $555,475 for the six months ended June 30, 2021, and 2020, respectively, and is included in other noninterest expense in the accompanying consolidated statements of income.

Income Taxes

The Company files a consolidated income tax return with its subsidiary. Federal income tax expense or benefit is allocated on a separate return basis.

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Share-Based Compensation

Compensation expense for stock options is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model.

Basic and Diluted Earnings Per Common Share

Earnings per common share is computed in accordance with ASC Topic 260, “Earnings Per Share.” Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 – Earnings Per Common Share.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

1.	Nature of Operations and Summary of Significant Accounting Policies - continued

Reclassification

Certain amounts in prior period consolidated financial statements may have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or shareholders’ equity.

Recently-Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company has not yet evaluated the potential effects of adopting ASU 2016-13 on the Company’s consolidated results of operations, financial position, or cash flows.

In February 2016, the FASB issued ASU 2016-02 - “Leases” (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for the annual periods beginning after December 15, 2021. Early adoption is permitted. The Company has evaluated the effects of ASU 2016-02 on its consolidated financial statements and disclosures and does not expect the adoption of ASU 2016-02 to have a significant impact on the Company’s financial statements

2.	Investment Securities Available for Sale

Investment securities have been classified in the consolidated balance sheets according to management’s intent. The carrying amount of securities and their approximate fair values as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
State and Municipal Securities	$1,091,009	$11,261	$—	$1,102,270
Mortgage-backed securities	887,611	26,751	—	914,362
Corporate Bond	23,563,469	649,736	238,523	23,974,682

	$25,542,089	$687,748	$238,523	$25,991,314

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-sale:
State and Municipal Securities	$1,880,955	$14,204	$1,054	$1,894,105
Mortgage-backed Securities	1,004,842	22,851	—	1,027,693
Corporate Bonds	22,571,444	321,256	219,181	22,673,519

	$25,457,241	$358,311	$220,235	$25,595,317

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

2.	Investment Securities Available for Sale - continued

Mortgage-backed securities are typically issued with stated principal amounts and are backed by pools of mortgages that have loans with varying maturities. The characteristics of the underlying pool of mortgages, such as prepayment risk, are passed on to the certificate holder. Accordingly, the term of mortgage-backed securities approximates the term of the underlying mortgages and can vary significantly due to prepayments.

The amortized cost and estimated fair value of securities available for sale at June 30, 2021, by contractual maturity, are shown below.

	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$260,000	$261,063
Due from one year to five years	831,009	841,207
Due from five to ten years	23,563,469	23,974,682

	24,654,478	25,076,952
Mortage-backed securities	887,611	914,362

	$25,542,089	$25,991,314

The following table summarizes securities with unrealized losses at June 30, 2021 and December 31, 2020, aggregated by major security type and length of time in a continuous unrealized loss position:

	June 30, 2021
	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
Corporate Bonds	$238,523	$—	$238,523	$11,030,645

	$238,523	$—	$238,523	$11,030,645

	December 31, 2020
	Less Than 12 Months in a Loss Position	Greater Than 12 Months in a Loss Position	Total Unrealized Loss	Estimated Fair Value
Securities available-for-sale:
State and municipal securities	$1,054	$—	$1,054	$502,949
Corporate Bonds	219,181	—	219,181	12,102,263

	$220,235	$—	$220,235	$12,605,212

There were seven investments in an unrealized loss position at June 30, 2021, and nine investments in an unrealized loss position at December 31, 2020. The Company does not consider any securities to be other-than-temporarily impaired. In estimating other-than-temporary impairment losses, the Company considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

2.	Investment Securities Available for Sale - continued

Company does not intend to sell these securities, and (iv) it is more likely than not that the Company will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value. The Company has reviewed the ratings of the issuers and have not identified any issues related to the ultimate repayment of principal because of credit concerns on these securities.

3.	Loans and Allowance for Loan Losses

Loans in the accompanying consolidated balance sheets consisted of the following:

	June 30,	December 31,
	2021	2020
Real estate loans:
Non-farm non-residential owner occupied	$361,217,527	$353,273,098
Non-farm non-residential non-owner occupied	286,532,719	277,804,173
Residential	165,889,664	140,621,495
Construction, development & other	80,400,526	98,207,147
Farmland	6,010,682	4,653,344
Commercial & industrial	612,305,645	645,927,775
Consumer	4,498,931	4,157,339
Other	34,866,424	31,447,517

	1,551,722,118	1,556,091,888
Allowance for loan losses	(13,393,871)	(11,979,492)

Loans, net	$1,538,328,247	$1,544,112,396

Total loans are presented net of unaccreted discounts and deferred fees totaling $12,144,634 and $10,424,219 at June 30, 2021, and December 31, 2020, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Non-accrual and Past Due Loans

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. As mentioned in Note 1, the accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. Non-accrual loans and accruing loans past due more than 90 days segregated by class of loans were as follows:

	June 30,		December 31,
	2021		2020
	Non-accrual	Accruing loans past due more than 90 days	Non-accrual	Accruing loans past due more than 90 days
Real estate loans:
Non-farm non-residential owner occupied	$1,058,101	$—	$1,943,744	$568,591
Non-farm non-residential non-owner occupied	365,488	—	384,581	—
Residential	75,820	183,535	85,538	183,535
Construction, development & other	257,044	—	264,038	—
Farmland	—	—	—	—
Commercial & industrial	3,226,952	—	4,155,064	—
Consumer	—	—	—	—
Other	—	—	—	—
Purchased credit impaired	174,599	—	423,680	—

	$5,158,004	$183,535	$7,256,645	$752,126

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Non-accrual and Past Due Loans - continued

An age analysis of past due loans, segregated by class of loans, were as follows:

	June 30, 2021
	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$—	$—	$1,058,101	$1,058,101	$360,159,426	$361,217,527
Non-farm non-residential non-owner occupied	158,152	—	365,488	523,640	282,595,602	283,119,242
Residential	138,476	65,372	259,355	463,203	165,346,345	165,809,548
Construction, development & other	—	—	257,044	257,044	75,999,339	76,256,383
Farmland	—	—	—	—	6,010,682	6,010,682
Commercial & industrial	1,646,692	1,799,369	3,226,952	6,673,013	605,394,844	612,067,857
Consumer	30,756	—	—	30,756	4,468,175	4,498,931
Other	16,595	—	—	16,595	34,849,829	34,866,424
Purchase credit impaired	—	—	174,599	174,599	7,700,925	7,875,524

	$1,990,671	$1,864,741	$5,341,539	$9,196,951	$1,542,525,167	$1,551,722,118

	December 31, 2020
	30-59 days	60-89 days	Over 90 days	Total past due	Total current	Total loans
Real estate loans:
Non-farm non-residential owner occupied	$286,624	$—	$2,512,335	$2,798,959	$350,474,139	$353,273,098
Non-farm non-residential non-owner occupied	1,733,940	—	384,581	2,118,521	271,785,063	273,903,584
Residential	286,977	—	269,073	556,050	140,047,638	140,603,688
Construction, development & other	—	—	264,038	264,038	93,819,610	94,083,648
Farmland	—	—	—	—	4,653,344	4,653,344
Commercial & industrial	842,059	255,907	4,155,064	5,253,030	640,404,991	645,658,021
Consumer	49,645	—	—	49,645	4,107,694	4,157,339
Other	21,991		—	21,991	31,425,526	31,447,517
Purchase credit impaired	—	—	423,680	423,680	7,887,969	8,311,649

	$3,221,236	$255,907	$8,008,771	$11,485,914	$1,544,605,974	$1,556,091,888

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Impaired Loans

The following tables present impaired loans by class of loans:

	June 30, 2021
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,058,100	$1,058,100	$—	$1,058,100	$—	$1,075,932
Non-farm non-residential non-owner occupied	5,692,035	5,560,943	131,092	5,692,035	2,752	5,711,174
Residential	75,819	75,819	—	75,819	—	79,259
Construction, development & other	257,044	257,044	—	257,044	—	261,875
Farmland	—	—	—	—	—	—
Commercial & industrial	3,808,991	3,551,280	257,711	3,808,991	64,428	4,180,675
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—
Purchase credit impaired	—	—	—	—	—	—

	$10,891,989	$10,503,186	$388,803	$10,891,989	$67,180	$11,308,915

	December 31, 2020
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment during year
Real estate loans:
Non-farm non-residential owner occupied	$1,943,744	$1,943,744	$—	$1,943,744	$—	$1,754,100
Non-farm non-residential non-owner occupied	384,581	384,581	—	384,581	—	406,069
Residential	85,539	82,699	—	82,699	—	70,163
Construction, development & other	264,038	266,708	—	266,708	—	187,446
Farmland	—	—	—	—	—	—
Commercial & industrial	4,737,100	3,706,167	1,030,933	4,737,100	136,309	4,904,295
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—
Purchased credit impaired	—	—	—	—	—	—

	$7,415,002	$6,383,899	$1,030,933	$7,414,832	$136,309	$7,322,073

Interest payments received on impaired loans are recorded as interest income unless collections of the remaining recorded investment are doubtful, at which time payments received are recorded as reductions of principal.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Impaired Loans - continued

Interest income collected on impaired loans was approximately $98,800 for the six months ended June 30, 2021. No interest income was collected on impaired loans for the six months ended June 30, 2020.

Troubled Debt Restructuring

During the six months ended June 30, 2021, the terms of one loan were modified as troubled debt restructurings (“TDR”). The following table presents modifications of loans the Company considers to be TDR loans:

June 30, 2021
Loan modifications
	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	—	$—	$—	—	$—	—
Non-farm non-residential non-owner occupied	1	5,326,547	5,326,547	—	5,326,547	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	1	$5,326,547	$5,326,547	$—	$5,326,547	$—

December 31, 2020
Loan modifications
	Number of loans	Pre- restructuring recorded investment	Post- restructuring recorded investment	Adjusted interest rate	Payment deferral	Combined rate and payment deferral
Real estate loans:
Non-farm non-residential owner occupied	3	$927,205	$927,205	—	$927,205	—
Non-farm non-residential non-owner occupied	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Construction, development & other	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Commercial & industrial	2	757,786	757,786		757,786
Consumer	—	—	—	—	—	—
Other	—	—	—	—	—	—

	5	$1,684,991	$1,684,991	$—	$1,684,991	$—

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Troubled Debt Restructuring - continued

No loans modified under a troubled debt restructuring during the previous twelve-month period were in default. A default for purposes of this disclosure is a troubled debt restructured loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral. At June 30, 2021, and December 31, 2020, the Company had no commitments to lend additional funds to borrowers with loans whose terms had been modified under troubled debt restructurings.

COVID-19 Loan Deferments

Certain borrowers were unable to meet their contractual payment obligations because of the adverse effects of COVID-19. During March of 2020 and to help mitigate these effects, the Company began offering deferral modifications of principal and/or interest payments for varying periods, but typically no more than 90 days. After 90 days, customers may apply for an additional deferral, and a small portion of our customers have requested such an additional deferral. At June 30, 2021, the Company had approximately 660 loans totaling $320.3 million in outstanding loan balances subject to deferral and modification agreements due to COVID whereby principal and/or interest payments were deferred to the end of each loan term. The CARES Act provides banks an option to elect to not account for certain loan modifications related to COVID as troubled debt restructurings if the borrowers were not more than 30 days past due at December 31, 2019. In the absence of other intervening factors, such short-term modifications made on a good faith basis are not categorized as troubled debt restructurings, nor are loans granted payment deferrals related to COVID-19 reported as past due or placed on non-accrual status. At June 30, 2021, $5.9 million in interest income has been recognized by the Company related to these loans which will not be collected until the end of each loan term.

Credit Quality Indicators

Credit Quality Indicators. From a credit risk standpoint, the Company classifies its loans in one of five categories: (i) pass, (ii) special mention, (iii) substandard, (iv) doubtful, or (v) loss.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each monthly reporting period. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

(i) The Company has several pass credit grades that are assigned to loans based on varying levels of credits, ranging from credits that are secured by cash or marketable securities, to watch credits that have all the characteristics of an acceptable credit risk but warrant more than the normal level of supervision.

(ii) Special mention loans are loans that still show sufficient cash flow to service their debt but show a declining financial trend with potential cash flow shortages if trends continue. This category should be treated as a temporary grade. If cash flow deteriorates further to become negative, then a substandard grade should be given. If cash flow trends begin to improve then an upgrade back to Pass would be justified. Nonfinancial reasons for rating a credit special mention include management problems, pending litigation, an ineffective loan agreement or other material structure weakness.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Credit Quality Indicators - continued

(iii) A substandard loan has material weakness in the primary repayment source such as insufficient cash flow from operations to service the debt. However, other weaknesses such as limited paying capacity of the obligor or the collateral pledged could justify a substandard grade. Substandard loans must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt.

(iv) A loan classified as doubtful has all the weaknesses of a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the asset, its classification as loss is deferred. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Because of high probability of loss, non-accrual status is required on doubtful loans.

(v) Loans classified as loss are considered uncollectible and of such little value that their continuance as banking assets are not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. With loans classified as loss, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified as loss, there is little prospect of collecting either its principal or interest. When access to collateral, rather than the value of the collateral, is a problem, a less severe classification may be appropriate. However, the Company does not maintain an asset on the balance sheet if realizing its value would require long-term litigation or other lengthy recovery efforts. Losses are to be recorded in the period an obligation becomes uncollectible.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Credit Quality Indicators - continued

The following tables summarize the Company’s internal ratings of its loans:

	June 30, 2021
	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$348,124,744	$8,617,836	$4,474,947	$—	$—	$361,217,527
Non-farm non-residential non-owner occupied	263,506,686	12,212,869	7,399,687	3,413,477	—	286,532,719
Residential	164,784,497	—	1,025,051	80,116	—	165,889,664
Construction, development & other	75,999,339	—	257,044	4,144,143	—	80,400,526
Farmland	6,010,682	—	—	—	—	6,010,682
Commercial & industrial	598,149,831	4,635,069	9,282,957	237,788	—	612,305,645
Consumer	4,498,931	—	—	—	—	4,498,931
Other	34,866,424	—	—	—	—	34,866,424

	$1,495,941,134	$25,465,774	$22,439,686	$7,875,524	$—	$1,551,722,118

	December 31, 2020
	Pass	Special Mention	Substandard	Purchased Credit Impaired	Doubtful	Total
Real estate loans:
Non-farm non-residential owner occupied	$335,441,780	$12,189,268	$5,642,050	$—	$—	$353,273,098
Non-farm non-residential non-owner occupied	255,467,635	12,705,637	5,730,312	3,900,589	—	277,804,173
Residential	139,742,887	—	860,801	17,807	—	140,621,495
Construction, development & other	93,816,941	—	266,707	4,123,499	—	98,207,147
Farmland	4,653,344	—	—	—	—	4,653,344
Commercial & industrial	629,093,318	6,143,686	9,847,172	269,754	573,845	645,927,775
Consumer	4,157,339	—	—	—	—	4,157,339
Other	31,447,517	—	—	—	—	31,447,517

	$1,493,820,761	$31,038,591	$22,347,042	$8,311,649	$573,845	$1,556,091,888

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses

The majority of the loan portfolio is comprised of loans to businesses and individuals in the Greater Houston and Dallas markets. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration has been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at June 30, 2021 and 2020.

The following tables detail the activity in the allowance for loan losses by portfolio segment:

	June 30, 2021
	Beginning balance	Provision for loan loss	Charge-offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,607,494	$1,327,953	$—	$—	$3,935,447
Non-farm non-residential non-owner occupied	3,107,186	1,223,064	—	—	4,330,250
Residential	1,218,132	(167,805)	—	—	1,050,327
Construction, development & vacant	931,830	(250,358)	—	—	681,472
Farmland	31,800	2,402	—	—	34,202
Commercial & industrial	3,858,284	(594,767)	(169,649)	98,498	3,192,366
Consumer	35,354	(27,043)	—	1,650	9,961
Other	189,412	(13,446)	(18,565)	2,445	159,846

	$11,979,492	$1,500,000	$(188,214)	$102,593	$13,393,871

	June 30, 2020
	Beginning balance	Provision for loan loss	Charge-offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,158,228	$1,632,933	$—	$4,022	$3,795,183
Non-farm non-residential non-owner occupied	1,626,882	843,225	—	—	2,470,107
Residential	373,226	238,230	—	—	611,456
Construction, development & vacant	330,326	500,843	—	—	831,169
Farmland	28,817	(8,750)	—	—	20,067
Commercial & industrial	3,503,848	(676,697)	(616,020)	30,623	2,241,754
Consumer	15,761	6,492	(7,042)	2,989	18,200
Other	86,274	13,724	—	—	99,998

	$8,123,362	$2,550,000	$(623,062)	$37,634	$10,087,934

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses - continued

	December 31, 2020
	Beginning balance	Provision for loan loss	Charge-offs	Recoveries	Ending balance
Real estate loans:
Non-farm non-residential owner occupied	$2,158,228	$449,266	$—	$—	$2,607,494
Non-farm non-residential non-owner occupied	1,626,882	3,816,218	(2,335,914)	—	3,107,186
Residential	373,226	844,906	—	—	1,218,132
Construction, development & vacant	330,326	601,504	—	—	931,830
Farmland	28,817	2,983	—	—	31,800
Commercial & industrial	3,503,848	1,709,970	(1,388,713)	33,179	3,858,284
Consumer	15,761	22,015	(7,042)	4,620	35,354
Other	86,274	103,138	—	—	189,412

	$8,123,362	$7,550,000	$(3,731,669)	$37,799	$11,979,492

The following tables summarize the allocation of the allowance for loan losses, by portfolio segment, for loans evaluated for impairment individually and collectively:

	June 30, 2021
	Period end amounts of ALLL allocated to loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$3,935,447	$—	$3,935,447
Non-farm non-residential non-owner occupied	2,752	4,327,498	—	4,330,250
Residential	—	1,050,327	—	1,050,327
Construction, development & vacant	—	681,472	—	681,472
Farmland	—	34,202	—	34,202
Commercial & industrial	64,428	3,127,938	—	3,192,366
Consumer	—	9,961	—	9,961
Other	—	159,846	—	159,846

	$67,180	$13,326,691	$—	$13,393,871

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses - continued

	December 31, 2020
	Period end amounts of ALLL allocated to loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$—	$2,607,494	$—	$2,607,494
Non-farm non-residential non-owner occupied	—	3,107,186	—	3,107,186
Residential	—	1,218,132	—	1,218,132
Construction, development & vacant	—	931,830	—	931,830
Farmland	—	31,800	—	31,800
Commercial & industrial	136,309	3,721,975	—	3,858,284
Consumer	—	35,354	—	35,354
Other	—	189,412	—	189,412

	$136,309	$11,843,183	$—	$11,979,492

The Company’s recorded investment in loans related to the balance in the allowance for loan losses on the basis of the Company’s impairment methodology is as follows:

	June 30, 2021
	Loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,058,100	$360,159,427	$—	$361,217,527
Non-farm non-residential non-owner occupied	5,692,035	280,840,684	—	286,532,719
Residential	75,819	165,813,845	—	165,889,664
Construction, development & other	257,044	80,143,482	—	80,400,526
Farmland	—	6,010,682	—	6,010,682
Commercial & industrial	3,808,991	608,496,654	—	612,305,645
Consumer	—	4,498,931	—	4,498,931
Other	—	34,866,424	—	34,866,424

	$10,891,989	$1,540,830,129	$—	$1,551,722,118

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Allowance for Loan Losses - continued

	December 31, 2020
	Loans evaluated for impairment:
	Individually	Collectively	PCI	Total
Real estate loans:
Non-farm non-residential owner occupied	$1,943,744	$351,329,354	$—	$353,273,098
Non-farm non-residential non-owner occupied	384,581	273,519,003	3,900,589	277,804,173
Residential	82,699	140,520,989	17,807	140,621,495
Construction, development & other	266,708	93,816,940	4,123,499	98,207,147
Farmland	—	4,653,344	—	4,653,344
Commercial & industrial	4,737,100	640,920,921	269,754	645,927,775
Consumer	—	4,157,339	—	4,157,339
Other	—	31,447,517	—	31,447,517

	$7,414,832	$1,540,365,407	$8,311,649	$1,556,091,888

Certain Acquired Loans

During 2013, the Company purchased certain loans from a third party with gross contractual balances of $8,207,194 for a purchase price of $6,303,095, resulting in a discount of $1,904,099. Upon acquisition, the acquired loans were initially segregated and classified in one of two categories: 1) PCI loans and 2) acquired performing loans. At acquisition date, estimated fair values of PCI loans and acquired performing loans were $3,215,504 and $3,087,591, respectively. The gross contractual amounts receivable for PCI loans and acquired performing loans were $4,502,097 and $3,705,097, respectively, as of the acquisition date.

As discussed in Note 19, the Company acquired loans with fair values of $259,605,933 as part of the acquisition of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank. Of the total $263,314,602 of loans acquired, $250,659,720 were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $12,654,882 were determined to exhibit deteriorated credit quality since origination under ASC 310-30.

In connection with the acquisition of loans from Heritage Bancorp, Inc. and its subsidiary, Heritage Bank on January 1, 2020, the PCI loan portfolio was accounted for at fair value as follows:

Contractual required payments	$26,626,779
Non-accretable difference (expected loss)	15,026,950

Cash flows expected to be collected at acquisition	11,599,829
Accretable yield	1,850,260

Basis in acquired Heritage PCI loans	$9,749,569

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

3.	Loans and Allowance for Loan Losses - continued

Certain Acquired Loans - continued

The following table presents the gross contractual amounts receivable balances, by portfolio segment, and the carrying amount of PCI loans:

	June 30, 2021	December 31, 2020
Real estate loans:
Non-farm non-residential owner occupied	$—	$—
Non-farm non-residential non-owner occupied	4,647,947	5,426,265
Residential	191,087	200,144
Construction, development & other	5,220,258	5,104,868
Farmland	—	—
Commercial & industrial	351,728	383,146
Consumer	—	—
Other	—	—

Total outstanding balances	$10,411,020	$11,114,423

Carrying amount	$7,875,524	$8,311,649

The accretable discount is accreted into income using the interest method over the life of the loans. At June 30, 2021 and December 31, 2020, unaccreted discounts on PCI loans totaled $2,129,544 and $2,379,944, respectively, and were included in net loans in the accompanying consolidated balance sheets.

There was no allowance for loan losses related to the purchased credit impaired loans disclosed above at June 30, 2021 and December 31, 2020.

Determining the fair value of PCI loans at acquisition required the Company to estimate cash flows expected to result from those loans and to discount those cash flows at appropriate rates of interest. For such loans, the excess of cash flows expected to be collected at acquisition over the estimated fair value is recognized as interest income over the remaining lives of the loans and is called the accretable yield. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition reflects the impact of estimated credit losses and is called the nonaccretable difference. In accordance with GAAP, there was no carry-over of previously established allowance for credit losses from the acquired loans.

Accretable yield, or income expected to be collected on PCI loans was as follows:

	June 30, 2021	December 31, 2020
Balance at beginning of year	$2,260,759	$82,566
New loans acquired from Heritage acquisition	—	2,725,993
Accretion of income	(131,215)	(807,552)
Reclassifications from non-accretable difference	—	259,752
Disposals	—	—

Balance at end of period	$2,129,544	$2,260,759

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

4.	Premises and Equipment

Premises and equipment in the accompanying consolidated balance sheets consisted of the following:

	Estimated Useful Life	June 30 2021	December 31, 2020
Building	30 years	$8,118,263	$7,712,313
Building improvements	3 - 10 years	3,405,282	3,287,713
Land		2,426,593	2,426,593
Equipment	3 - 5 years	3,685,933	3,457,690
Leasehold improvements	3 - 10 years	2,244,488	2,222,132
Furniture and fixtures	3 - 5 years	2,118,587	1,916,622
Construction in process		852,674	317,730

		22,851,820	21,340,793
Accumulated depreciation		(6,992,551)	(6,185,094)

		$15,859,269	$15,155,699

Depreciation expense for the six months ended June 30, 2021 and 2020 amounted to $807,457 and $716,686 respectively and is included in occupancy and equipment expense in the accompanying statements of income.

5.	Deposits

Deposits in the accompanying consolidated balance sheets consisted of the following:

	June 30, 2021	December 31, 2020
Transaction accounts:
Noninterest bearing demand accounts	$374,942,079	$327,360,814
Interest bearing demand accounts	1,036,819,842	909,991,762
Savings	26,898,460	22,261,441

Total transaction accounts	1,438,660,381	1,259,614,017
Time deposits	344,607,903	374,216,900

Total deposits	$1,783,268,284	$1,633,830,917

The aggregate amount of time deposits in denominations of $250,000 or more totaled $164,513,633 and $150,788,365 for the six months ended June 30, 2021 and for the year ended December 31, 2020.

Scheduled maturities of time deposits at June 30, 2021 are as follows:

2021	$210,010,302
2022	124,462,282
2023	5,859,123
2024	2,296,932
2025 and thereafter	1,979,264

$344,607,903

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

5.	Deposits - continued

At June 30, 2021 and December 31, 2020, the aggregate amount of demand deposit overdrafts that were reclassified as loans was $92,829 and $137,733, respectively.

Deposits received from related parties at June 30, 2021 and December 31, 2020, totaled approximately $18,264,000 and $13,718,000, respectively.

6.	Income Taxes

During the six months ended June 30, 2021 and 2020, the Company recorded income tax provision expense of $2,308,540 and $1,447,834 respectively, reflecting an effective tax rate of 21%.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the consolidated financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. GAAP also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

7.	FHLB Advances and Other Borrowings

Senior Debt

On December 24, 2019, the Company modified the terms of a $5,000,000 promissory note maturing on August 30, 2020, whereby the revolving line of credit facility was increased to $10,000,000, and the interest rate was reduced from a floating rate of Wall Street Journal prime, plus 0.50%, to a fixed rate of 4.75%. Upon maturity, the note was renewed and extended to August 31, 2021, in the amount of $10,000,000. The note bears interest at a fixed rate of 4.25%. Interest is payable quarterly on the 30th day of February, May, August and November. All principal and unpaid interest is due upon maturity. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below. On March 10, 2021, the note was combined with the outstanding balance of the $15.0 million note below and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).

On December 24, 2019, the Company modified the terms of a $15,000,000 promissory note maturing on March 10, 2021, whereby the fixed interest rate of 6.00% was reduced to 4.75%. Quarterly principal payments of $375,000 plus interest are due and payable on the 10th day of March, June, September, and December through maturity date. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below. At December 31, 2020, the outstanding principal balance was $10,875,000. On March 10, 2021, the remaining balance of the note was combined with the remaining balance of the revolving note above and consolidated into a new revolving line of credit facility totaling $30,875,000 (see March 10, 2021 note below).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

7.	FHLB Advances and Other Borrowings - continued

Senior Debt - continued

On March 10, 2021, the remaining balance of the two aforementioned notes totaling $20,875,000 was consolidated into a new revolving line of credit loan with new funds of $10,000,000 for a total facility of $30,875,000. The note bears interest at the Wall Street Journal US Prime Rate, as such changes from time to time, with a floor rate of 4.00% per annum. Interest is payable quarterly on the 10th day of March, June, September and December through maturity date of September 10, 2022. All principal and unpaid interest is due at maturity. The note is secured by 100% of the outstanding stock of the Bank and is senior in rights to the $13 million in subordinated debt described below. As of June 30, 2021, the outstanding balance was $20,500,000.

Subordinated Debt

On September 27, 2018, the Company entered into a $3,000,000 and $2,000,000 subordinated promissory note agreement with two shareholders of the Company. Quarterly interest payments are due on the 27th day of March, June, September, and December. Each note bears interest at a fixed rate of 5.00% and 6.00%, respectively. The $3,000,000 note was retired on July 29, 2019 and replaced with a $4,000,000 note (see note below). The $2,000,000 note scheduled to mature on September 27, 2020 was renewed and extended to September 27, 2022 at a fixed rate of 6.00%. All principal and unpaid interest is due at maturity. The notes are subordinate and junior in rights to the senior indebtedness described above.

On July 29, 2019, the aforementioned $3,000,000 promissory note scheduled to mature on September 27, 2019 was retired and replaced with a new subordinated note to the same shareholder in the amount of $4,000,000. The note bore interest at a fixed rate of 5.00% though maturity of July 29, 2020. Upon maturity, the note renewed and was increased to $11,000,000 with a fixed rate of 6.00%. All principal and unpaid interest is due at maturity on July 29, 2022.

On July 29, 2019, the Company entered into a subordinated note agreement for $2,000,000 with a shareholder of the Company. Quarterly interest payments were due on the 29th day of January, April, July, and October. The note bore interest at a fixed rate of 5.00% and matured on July 29, 2020. All principal and unpaid interest was paid at maturity.

FHLB Borrowings

At June 30, 2021, Federal Home Loan Bank (“FHLB”) advances represent $12,000,000 in FHLB Owns the Option (“FOTO”) borrowings with a floating rate of 1.100% maturing on June 19, 2029; $18,000,000 in FOTO borrowings with a floating rate of 1.020% maturing on August 2, 2029; and $20,000,000 in FOTO borrowings with a floating rate of 0.570% maturing on February 26, 2035. The FOTO borrowings have quarterly call options that begin on September 19, 2019, November 4, 2019, and February 25, 2022, respectively. The call feature allows the FHLB to terminate the entire outstanding balance at each option date and, in the event the option is exercised, replacement funding will be made available at then prevailing interest rates. FHLB advances are collateralized by FHLB stock, real estate loans and investment securities. The approximate amount of loans and investment securities that collateralize borrowings at June 30, 2021 and December 31, 2020 was $329,972,200 and $295,381,700, respectively. At June 30, 2021, letters of credit with FHLB for $119,715,418 were outstanding with expirations ranging from July 2021 through March 2023.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

7.	FHLB Advances and Other Borrowings - continued

FHLB Borrowings - continued

Contractual maturities of FHLB advances and other borrowings at June 31, 2021 were as follows:

	FHLB Advances	Other Borrowings
2021 (six months remaining)	$—	$—
2022	—	33,500,000
2023	—	—
2024	—	—
2025 and thereafter	50,000,000	—

	$50,000,000	$33,500,000

At June 30, 2021 and December 31, 2020, the Company had federal funds lines of credit with commercial banks that provide for availability to borrow up to an aggregate of $20.5 million in federal funds. The Company had no advances outstanding under these lines at June 30, 2021 and December 31, 2020.

8.	Stock Options and Warrants

In 2008 upon shareholder approval, the Bank adopted the 2008 Stock Option Plan. In 2013 upon formation of Third Coast Bancshares, Inc., the Company adopted the 2013 Stock Option Plan (the “2013 Stock Plan”). All outstanding options from the 2008 Stock Option Plan were grandfathered into the 2013 Stock Plan. The 2013 Stock Plan permits the grant of stock options for up to 500,000 shares of common stock from time to time during the term of the plan, subject to adjustment upon changes in capitalization. Under the 2013 Stock Plan, the Bank may grant either incentive stock options or nonqualified stock options to eligible directors, executive officers, key employees and non-employee shareholders of the Bank. At June 30, 2021, there were no shares remaining available for grant for future awards as all outstanding options under the 2013 Stock Plan were grandfathered into the 2019 Omnibus Incentive Plan (see 2019 Omnibus Incentive Plan). Awards outstanding under the 2013 Stock Plan remain in full force and effect, according to their respective terms.

On May 29, 2019, the Company’s shareholders approved the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”), which was previously approved by the Company’s board of directors. Under the 2019 Plan, the Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and dividend equivalents. On May 20, 2021, the Company’s shareholders approved an amendment to the plan such that the maximum number of shares reserved for issuance under the Plan was increased by an additional 500,000 shares. The maximum aggregate number of shares of common stock that may be issued under the 2019 Plan is equal to the sum of (i) 800,000 shares of common stock, (ii) the total number of shares remaining available for new awards under the Third Coast Bancshares, Inc. 2013 Stock Option Plan (the “2013 Plan”) as of May 29, 2019, which was 152,750 shares of common stock, and (iii) any shares subject to outstanding stock options issued under the 2013 Plan to the extent that (A) any such award is forfeited or otherwise terminates or is cancelled without the delivery of shares of common stock, or (B) shares of common stock that are withheld from any such award to satisfy any tax or withholding obligation, then the shares of common stock covered by such forfeited, terminated or cancelled award or which are equal to the number of shares of common stock withheld, will become available for issuance

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

8.	Stock Options and Warrants - continued

under the 2019 Plan. At June 30, 2021, there were 397,150 shares remaining available for grant for future awards under the plan.

In December 2017, the Bank adopted the 2017 Non-Employee Director Stock Option Plan (the “Director Plan”). The plan authorizes the grant of 100,000 options to non-employee directors of the Company pursuant to the terms of the plan. During July 2018, the Board of Directors approved the grant of 50,000 additional options under the plan. The plan permits the grant of stock options for up to 150,000 shares of common stock. On January 1, 2021, the Director Plan was amended and subsequently approved by the Company’s board of directors such that the aggregate number of shares of Common Stock to be issued pursuant to Options shall not exceed 187,000 shares. Options are generally granted with an exercise price equal to the market price of the Bank’s stock at the date of the grant. Option awards generally vest based on 5 years of continuous service and have 10-year contractual terms for non-controlling participants as defined by the Stock Plan. Other grant terms can vary for controlling participants as defined by the Stock Plan. At June 30, 2021, there were no shares remaining available for grant for future awards.

On January 1, 2020, the Company acquired a stock option plan which originated under Heritage Bancorp, Inc. as part of a merger of the two companies. The options granted to employees must be exercised within 10 years from the date of grant and vesting schedules are determined on an individual basis. At merger date, 109,908 outstanding options became fully vested and were converted to 97,821 options of the Company’s common stock at an exchange ratio of 0.89, which was equal to the acquisition exchange rate for common shares. At June 30, 2021, there were no shares remaining available for grant for future awards.

During the six months ended June 30, 2021, the Company granted stock options to certain directors, executive officers and other key employees of the Company. These stock options vest ratably over 5 years and have a 10 year contractual term. Options granted during the six months ended June 30, 2021 were granted with an exercise price of $16.43 or $20.00. Options granted during the year ended December 31, 2020 were granted with an exercise price of $16.43 or $16.78.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the options granted in the six months ended June 30, 2021: risk-free interest rate ranging from 0.70% to 1.42%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. The following assumptions were used for options granted in the six months ended June 30, 2020: risk-free interest rate ranging from .53% to 1.85%, dividend yield of 0.00%; estimated volatility of 10.00%, and expected lives of options of 7.5 years. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages.

For the six months ended June 30, 2021 and 2020, the Company recognized stock-based compensation expense of $184,136 and $128,240 associated with stock options. As of June 30, 2021, there was approximately $1,958,600 of unrecognized compensation costs related to non-vested stock options that is expected to be recognized over the remaining vesting periods. Forfeitures are recognized as they occur.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

8.	Stock Options and Warrants - continued

A summary of stock option activity for the six months ended June 30, 2021 and year ended December 31, 2020 is presented below:

	June 30, 2021		December 31, 2020
	Shares Underlying Options	Weighted- Average Exercise Price	Shares Underlying Options	Weighted- Average Exercise Price
Outstanding at beginning of period	660,251	$14.37	499,700	$13.84
Granted during the period	538,250	18.98	114,600	16.64
Acquired and converted options from acquisition	—	—	97,821	13.68
Forfeited during the period	(33,280)	15.83	(20,000)	14.24
Exercised during the period	(55,047)	13.80	(31,870)	12.07

Outstanding at the end of period	1,110,174	$16.59	660,251	$14.37

Options exercisable at end of period	390,004	$13.43	397,581	$13.14

Weighted-average grant date fair value of options granted during the period		$2.93		$2.65

A summary of weighted average remaining life is presented below:

	June 30, 2021			December 31, 2020
Exercise Price	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Life (years)	Options Exercisable
$10.00 - $12.99	186,316	3.31	186,316	260,523	4.14	242,823
$13.00 - $16.99	539,358	7.96	203,688	399,728	8.05	154,758
$17.00 - $24.00	384,500	9.92	—	—	—	—

	1,110,174	7.86	390,004	660,251	6.51	397,581

Shares issued in connection with stock compensation awards are issued from available authorized shares.

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was $2,584,128 and $1,941,934 at June 30, 2021.

The intrinsic value of stock options exercised during the six months ended June 30, 2021 and 2020 was $190,096 and $0, respectively. There were no stock options exercised during the six months ended June 30, 2020.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

8.	Stock Options and Warrants - continued

A summary of the activity in the Company’s nonvested shares is as follows:

	June 30, 2021		December 31, 2020
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	262,670	$2.42	221,250	$2.87
Granted during the period	538,250	2.93	114,600	2.65
Acquired and converted options from acquisition	—	—	97,821	4.62
Vested during the period	(47,470)	3.42	(151,001)	4.67
Forfeited during the period	(33,280)	—	(20,000)	—

Nonvested at end of period	720,170	$2.72	262,670	$2.42

As consideration for the financial risks undertaken by certain organizers of the Company, the Company has outstanding stock warrants that are initially exercisable to purchase one share of common stock for each warrant held.

A summary of the Company’s stock warrant activity is presented below:

	June 30, 2021		December 31, 2020
	Shares Underlying Warrants	Weighted- Average Exercise Price	Shares Underlying Warrants	Weighted- Average Exercise Price
Outstanding at beginning of period	6,000	$11.00	6,000	$11.00
Granted	—	—	—	—
Exercised	—	—	—	—
Expired or forfeited	—	—	—	—

Outstanding at end of period	6,000	$11.00	6,000	$11.00

Exercisable at end of period	6,000	$11.00	6,000	$11.00

The weighted average remaining contractual life of stock warrants outstanding at June 30, 2021, was 2.0 years. The warrants are exercisable over a ten-year period that expires on July 1, 2023.

9.	Commitments and Contingencies

Operating Leases

The Company has non-cancelable operating leases for branches, loan production offices, and non-branch offices. Rent expense for the six months ended June 30, 2021 and 2020 was approximately $630,000 and $571,000, respectively. The 15 operating leases have various commencement dates and original terms varying from six months to one hundred twenty months.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

9.	Commitments and Contingencies - continued

Operating Leases - continued

As of June 30, 2021, future minimum rental payments under non-cancellable operating leases with initial or remaining terms in excess of one year for each year through 2026 and thereafter are as follows:

2021 (six months remaining)	$451,955
2022	780,523
2023	543,690
2024	423,368
2025	360,453
2026 and thereafter	131,717

$2,691,706

Litigation

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

10.	Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company generally uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	June 30, 2021	December 31, 2020
Commitments to extend credit	$200,939,452	$162,445,433
Standby letters of credit	8,826,888	1,692,795

Total	$209,766,340	$164,138,228

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the borrower.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

10.	Financial Instruments With Off-Balance Sheet Risk - continued

Standby letters of credit are conditional commitments issued by the subsidiary banks to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The subsidiary banks’ policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

11.	Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

GAAP requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in level 1 that are observable for the asset and liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

11.	Fair Value Measurements - continued

investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.

•

Level 3 Inputs – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Assets and Financial Liabilities

Financial assets and financial liabilities measured at fair value on a recurring and nonrecurring basis include the following:

Investment Securities Available-for-sale. Investment securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the bond’s terms and conditions, among other things.

Loans Held for Sale. Loans held for sale are reported at aggregate cost which has been deemed to be the equivalent of fair value using Level 3 inputs.

Impaired Loans. Impaired loans are reported at the estimated fair value of the underlying collateral. Collateral values are estimated using Level 2 inputs based on observable market data or independent appraisals using Level 3 inputs.

Derivative Instruments. The estimated fair value of interest rate derivative positions are obtained from a pricing service that provides the swaps’ unwind value using Level 2 inputs.

There were no transfers between levels during the six-month period ending June 30, 2021 or during the year ended December 31, 2020.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value as of June 30, 2021 and December 31, 2020:

	Fair Value Measurements Using			Total Fair Value
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At June 30, 2021:
Securities available for sale:
State and municipal securities	$—	$1,102,270	$—	$1,102,270
Mortgage-backed securities	—	914,362	—	914,362
Corporate bonds	—	23,974,682	—	23,974,682

Total investment securities available for sale	$—	$25,991,314	$—	$25,991,314

Loans held for sale:	$—	$—	$—	$—

Asset derivatives:
Interest rate swaps	$—	$265,334	$—	$265,334
Pay-fixed interest rate swaps	—	—	—	—

	$—	$265,334	$—	$265,334

Liability derivatives:
Interest rate swaps	$—	$265,334	$—	$265,334
Pay-fixed interest rate swaps	—	—	—	—

	$—	$265,334	$—	$265,334

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

	Fair Value Measurements Using			Total Fair Value
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
At December 31, 2020:
Securities available for sale:
State and municipal securities	$—	$1,894,105	$—	$1,894,105
Mortgage-backed securities	—	1,027,693	—	1,027,693
Corporate bonds	—	22,673,519	—	22,673,519

Total investment securities available for sale	$—	$25,595,317	$—	$25,595,317

Loans held for sale:	$—	$—	$2,844,441	$2,844,441

Asset derivatives:
Interest rate swaps	$—	$271,477	$—	$271,477
Pay-fixed interest rate swaps	—	215,645	—	215,645

	$—	$487,122	$—	$487,122

Liability derivatives:
Interest rate swaps	$—	$271,477	$—	$271,477
Pay-fixed interest rate swaps	—	8,232	—	8,232

	$—	$279,709	$—	$279,709

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis include the following at June 30, 2021 and December 31, 2020:

Impaired loans. At June 30, 2021, impaired loans with carrying values of $10,891,989 were reduced by specific valuation allowances totaling $67,180 resulting in a net fair value of $10,824,809 based on Level 3 inputs. At December 31, 2020, impaired loans with carrying values of $7,414,832 were reduced by specific valuation allowances totaling $136,309 resulting in a net fair value of $7,278,523, based on Level 3 inputs.

Non-financial assets measured at fair value on a non-recurring basis during the six months ended June 30, 2021 and year ended December 31, 2020, include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

The following table presents foreclosed assets that were remeasured and recorded at fair value:

	June 30, 2021	December 31, 2020
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$—	$3,715,914
Charge-offs recognized in the allowance for loan losses	—	2,335,914

Fair value of foreclosed assets remeasured at initial recognition	$—	$1,380,000

Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to remeasurement	$1,686,250	$1,997,291
Write downs included in other non-interest expense	—	10,084

Fair value of foreclosed assets remeasured subsequent to initial recognition	$1,686,250	$1,987,207

For the Company, as for most financial institutions, substantially all its assets and liabilities are considered financial instruments as defined. Many of the Company’s financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market rates for similar assets and liabilities. Financial instruments assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.

The carrying value and the estimated fair value of the Company’s contractual off-balance sheet unfunded lines of credit, loan commitments and letters of credit, which are generally priced at market at the time of funding, are not material.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

11.	Fair Value Measurements - continued

Financial Assets and Financial Liabilities - continued

The estimated fair values and carrying values of all financial instruments under current authoritative guidance, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value are as follows:

	June 30, 2021		December 31, 2020
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Level 2 inputs
Cash and cash equivalents	$353,772,499	$353,772,499	$203,560,313	$203,560,313
Interest bearing time deposits in other banks	131,461	131,461	129,402	129,402
Investment securities available for sale	25,991,314	25,991,314	25,595,317	25,595,317
Non-marketable securities	8,032,311	8,032,311	4,406,654	4,406,654
Accrued interest receivable	11,349,621	11,349,621	13,675,906	13,675,906
Bank-owned life insurance	26,236,780	26,236,780	25,960,632	25,960,632
Derivative instruments assets	265,334	265,334	487,122	487,122

	$425,779,320	$425,779,320	$273,815,346	$273,815,346

Level 3 inputs
Loans, including held for sale, net	$1,538,328,247	$1,501,710,986	$1,546,457,946	$1,551,623,815

Financial liabilities
Level 2 inputs
Deposits	$1,783,268,284	$1,784,634,939	$1,633,830,917	$1,636,966,853
Accrued interest payable	866,472	866,472	1,215,170	1,215,170
FHLB advances	50,000,000	50,000,000	70,000,000	70,000,000
Notes payable	33,500,000	33,500,000	33,875,000	33,875,000
Derivative instrument liabilities	265,334	265,334	279,709	279,709

	$1,867,900,090	$1,869,266,745	$1,739,200,796	$1,742,336,732

12.	Significant Group Concentrations of Credit Risk

All of the Company’s business activity is with customers primarily located within Texas. Such customers are normally also depositors of the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit related financial instruments such as commitments to extend credit and credit card arrangements represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

At June 30, 2021 and December 31, 2020, the Company had federal funds sold aggregating $1,228,269 and $2,290,626, respectively, which represents concentrations of credit risk. The Company had uninsured deposits of $326,161,028 and $172,885,523 as of June 30, 2021 and December 31, 2020, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

13.	Employee Benefit Plans

Defined Contribution Plan

In 2009, the Company adopted the Third Coast Bank, SSB 401(k) Plan (the “Plan”) covering substantially all employees. Employees may elect to defer a percentage of their compensation subject to certain limits based on federal tax laws. The Company may make a discretionary match of employees’ contributions based on a percentage of salary contributed by participants.

Effective January 1, 2018, the discretionary contributions made by the Company were invested in the common stock of the Company in accordance with the Third Coast Bank, SSB Employee Stock Ownership Plan (ESOP). The ESOP became effective on January 1, 2018 for the exclusive benefit of the participants and their beneficiaries. Benefits under the ESOP generally are distributed in the form of cash. In addition, until the Company’s common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable laws) that the Company repurchase shares of common stock distributed to the participant at the estimated fair value.

The fair value of shares of common stock, held by the ESOP, are deducted from permanent shareholders’ equity in the consolidated balance sheets, and are reflected in a line item below liabilities and above shareholders’ equity. This presentation is necessary in order to recognize the put option within the ESOP, consistent with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses an external third party to determine the maximum possible cash obligation related to those securities. The valuation is the same that is used for the stock option plan. Increases or decreases in the value of the cash obligation are included in a separate line item in the statements of changes in shareholders’ equity. At June 30, 2021, the estimated fair value of the cash obligation for stock allocated under the ESOP plan was $1,875,720. An increase of $317,437 in the fair value of the cash obligation was recorded for the six months ended June 30, 2021.

As of June 30, 2021, the number of shares held by the ESOP was 93,786 and there were no shares unallocated to plan participants. At June 30, 2021, shares committed to be released to the plan were 9,211 shares for a fair value of $184,220. During the six months ended June 30, 2021, the Company repurchased 3,941 shares for $80,229 from ESOP participants that received distributions and exercised the put option described above. All shares held by the ESOP were treated as outstanding at June 30, 2021.

For the six months ended June 30, 2021 and 2020, Company contributions to the ESOP were approximately $385,200 and $326,700, respectively. Administrative expense related to the ESOP and the Plan totaled approximately $6,700 and $10,200, respectively. The costs were included in Salaries and Employee Benefits in the accompanying consolidated statements of income.

14.	Related Party Transactions

During the normal course of business, the Company may enter into transactions with significant stockholders, directors and principal officers and their affiliates. It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. At June 30, 2021 and December 31, 2020, the aggregate amounts of loans were $438,736 and $382,439, respectively. During the six months ended June 30, 2021, loan originations totaled $243,219 and repayments totaled $186,922. Related party unfunded commitments at June 30, 2021 and December 31, 2020, were $408,334 and $233,334, respectively.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

15.	Shareholders’ Equity and Regulatory Matters

Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2021 and December 31, 2020 the Bank meets all capital adequacy requirements to which it is subject.

Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank’s capital ratios exceed the regulatory definition of well capitalized as of June 30, 2021 and December 31, 2020. Based upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.

In July 2013, the Federal Reserve published final rules for the adoption of the Basel III regulatory capital framework (the “Basel III Capital Rules”). The Basel III Capital Rules, among other things, (i) introduce a new capital measure called “Common Equity Tier 1”, (ii) specify that Tier 1 capital consist of Common Equity

Tier 1 and “Additional Tier 1 Capital” instruments meeting specified requirements, (iii) define Common Equity Tier 1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Common Equity Tier 1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations. The Basel III Capital Rules became effective for the Company on January 1, 2015, with certain transition provisions fully phased in on January 1, 2019. Based on management’s initial assessment of the Basel III Capital Rules, management does not believe it will have a material impact on the Company or the Bank.

There are no conditions or events since June 30, 2021, that management believes have changed the Bank’s category.

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

15.	Shareholders’ Equity and Regulatory Matters - continued

Regulatory Matters - continued

A comparison of the Bank’s actual capital amounts and ratios to required capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
As of June 30, 2021:
Total capital (to risk weighted assets)	$152,348	12.3%	≥	$98,910	≥	8.0%	≥	$123,637	≥	10.0%
Tier I capital (to risk weighted assets)	$138,954	11.2%	≥	$74,182	≥	6.0%	≥	$98,910	≥	8.0%
Tier I capital (to average assets)	$138,954	9.2%	≥	$60,593	≥	4.0%	≥	$75,741	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$138,954	11.2%	≥	$55,637	≥	4.5%	≥	$80,364	≥	6.5%

As of December 31, 2020:
Total capital (to risk weighted assets)	$145,319	12.5%	≥	$92,678	≥	8.0%	≥	$115,847	≥	10.0%
Tier I capital (to risk weighted assets)	$133,340	11.5%	≥	$69,508	≥	6.0%	≥	$92,678	≥	8.0%
Tier I capital (to average assets)	$133,340	9.7%	≥	$54,969	≥	4.0%	≥	$68,711	≥	5.0%
Common equity tier 1 (to risk weighted assets)	$133,340	11.5%	≥	$52,131	≥	4.5%	≥	$75,301	≥	6.5%

16.	Earnings Per Common Share

Earnings per Common Share

Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents a reconciliation of net income available to common shareholders and the number of shares used in the calculation of basic and diluted earnings per common share.

	Six Months Ended June 30,
	2021	2020
Net income available to common shareholders	$8,684,509	$5,446,612

Weighted-average shares outstanding for basic earnings per common share	6,310,515	6,224,530
Dilutive effect of stock compensation	139,913	101,132

Weighted-average shares outstanding for diluted earnings per common share	$6,450,428	$6,325,662

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

17.	Derivative Financial Instruments

As part of its hedging strategy, the Company entered into a $100 million pay-fixed interest rate swap facility with another financial institution. The instrument is designated as a cash flow hedge, and changes in fair values are recognized in other comprehensive income. On February 18, 2021, the facility was discontinued and a termination fee of $945,000 was received by the Company. The fee is being accreted from other comprehensive income, net of deferred taxes, into interest expense through September 4, 2025, which is the maturity date of the contract. For the six months ended June 30, 2021, approximately $75,200 has been recognized as a reduction of interest expense.

The Company also offers certain interest rate swap products directly to its qualified commercial banking customers. These financial instruments are not designated as hedging instruments. The interest rate swap derivative positions relate to transactions in which the Company enters into an interest rate swap with a customer, while at the same time entering into an offsetting interest rate swap with another financial institution. An interest rate swap transaction allows customers to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.

Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company’s operating results except in certain situations where there is a significant deterioration in the customer’s credit worthiness or that of the counterparties. At June 30, 2021, no such deterioration was determined by management.

All derivatives are carried at fair value in either other assets or other liabilities.

As of June 30, 2021, cash was not required to be pledged as collateral for the interest rate swap facilities.

The following tables provide the outstanding notional balances and fair values of outstanding derivative positions at June 30, 2021 and December 31, 2020.

	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate	Receive Rate	Maturity Date
June 30, 2021
Pay-fixed interest rate swap (*)	$—	$—	$—	0.20%	USD Fed Funds- H.15	9/4/2025
Commercial loan interest rate swaps:
Loan customer counterparty	11,213,891		252,226	USD Prime + 0.5%	4.48%	10/15/2030
Loan customer counterparty	3,902,419		13,108	USD Prime + 0.0%	4.13%	12/22/2030
Financial institution counterparty	11,213,891	252,226		4.48%	USD Prime + 0.5%	10/15/2030
Financial institution counterparty	3,902,419	13,108		4.13%	USD Prime	12/22/2030

	$30,232,620	$265,334	$265,334

(*)	Facility terminated on February 18, 2021 (see disclosure narrative on cash flow hedge above).

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

17.	Derivative Financial Instruments - continued

	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value	Pay Rate	Receive Rate	Maturity Date
December 31, 2020
Pay-fixed interest rate swap	$100,000,000	$215,645	$8,232	0.20%	USD Fed Funds- H.15	9/4/2025
Commercial loan interest rate swaps:
Loan customer counterparty	11,304,638	162,063		USD Prime + 0.5%	4.48%	10/15/2030
Loan customer counterparty	4,000,000	109,414		USD Prime + 0.0%	4.13%	12/22/2030
Financial institution counterparty	11,304,638		162,063	4.48%	USD Prime + 0.5%	10/15/2030
Financial institution counterparty	4,000,000		109,414	4.13%	USD Prime	12/22/2030

	$130,609,276	$487,122	$279,709

18.	Goodwill and Core Deposit Intangible, Net

In 2020, the Company recorded goodwill and core deposit intangible of $18,033,880 and $1,615,002, respectively, relating to the Heritage Bancorp, Inc. acquisition (see Note 19 – Business Combinations).

Amortization expense of the core deposit intangible (“CDI”) was $80,750 for the six months ended June 30, 2021 and 2020. The remaining weighted average life is 8.5 years at June 30, 2021.

Scheduled amortization of CDI at June 30, 2021 are as follows:

CDI Amortization
2021 (six months remaining)	$80,750
2022	161,500
2023	161,500
2024	161,500
2025	161,500
2026 and thereafter	646,002

19.	Business Combinations

On January 1, 2020 the Company acquired 100% of the outstanding stock of Heritage Bancorp, Inc. and its subsidiary, Heritage Bank, Houston, Texas (Heritage) with five branches located in Texas. At June 30, 2020, the Company estimated 2,367,148 shares of Company stock would be issued for the outstanding shares and options of Heritage common stock. Upon finalizing the conversion of Heritage Bancorp, Inc, the Company issued 2,362,555 shares of Company stock and paid $103,627 in cash for the outstanding shares and options of Heritage common stock.

The Company recognized total goodwill of $18,033,880, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The fair value of consideration exchanged related to the Company’s stock was calculated based upon the price of

THIRD COAST BANCSHARES, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2021 and December 31, 2020

19.	Business Combinations - continued

the Company’s stock as of December 31, 2019. The goodwill in this acquisition resulted from a combination of expected synergies and expansion in the Texas market. None of the goodwill recognized is expected to be deductible for income tax purposes.

During the year ended December 31, 2020, the Company incurred expenses of approximately $874,900 related to the acquisition. These expenses are included in the legal and professional, and data processing expense line items in the consolidated statements of income. Results of the acquired company were included in the Company’s results of operations beginning January 1, 2020.

Estimated values of the assets acquired and liabilities assumed are as follows:

Assets of acquired bank:
Cash and cash equivalents	$16,215,449
Securities available for sale	3,784,974
Loans	259,605,933
Premises and equipment	7,671,751
Goodwill	18,033,880
Core deposit intangible	1,615,002
Bank owned life insurance	5,000,923
Federal Home Loan Bank stock	1,430,654
Other assets	2,511,986

Total assets acquired	$315,870,552

Liabilities of acquired bank:
Deposits	$260,155,325
Other liabilities	4,750,531

Total liabilities assumed	$264,905,856

Common stock issued @ $21.53 per share	$50,861,069

Cash paid	$103,627

The loan portfolio had a fair value of $259,605,933 at acquisition date and a contractual balance of $263,314,602.

20.	Subsequent Events

On or about June 11, 2021, the Company commenced a private placement offering of up to 2,000,000 shares of its common stock, par value $1.00 per share, at a price of $24.00 per share, with the right to issue, in its sole discretion, up to an additional 400,000 shares, in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The private placement had an initial expiration date of July 31, 2021, which was subsequently extended to August 27, 2021. On August 5, 2021, the Company’s board of directors approved the increase of the number of shares available for sale to 2,708,334 from 2,000,000, with the right, in the Company’s sole discretion, to issue up to an additional 541,666 shares.

As of August 27, 2021, a total of $70,509,024 in offering proceeds was received for 2,937,876 shares of common stock, of which 227,307 shares were issued and sold during the six months ended June 30, 2021 for aggregate proceeds of $5,455,368. Approximately $32,500,000 of the proceeds were used to pay down a portion of the Company’s senior debt and to pay off the outstanding balance of its subordinated debt.

3,000,000 Shares

Common Stock

PROSPECTUS

Stephens Inc.	Piper Sandler & Co.	Deutsche Bank Securities

The date of this prospectus is            , 2021

Through and including             , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows:

SEC registration fee	$8,315
FINRA filing fee	13,955
Listing fees and expenses	150,000
Transfer agent and registrar fees and expenses	4,500
Printing fees and expenses	331,000
Legal fees and expenses	850,000
Accounting expenses	150,000
Miscellaneous expenses	25,000
Total	$1,532,770

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The TBOC permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our first amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our first amended and restated certificate of formation and first amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers. We may also purchase insurance on behalf of an existing or former officer, employee, director or agent against any liability asserted against and incurred by that person in such capacity, or arising out of that person’s status in such capacity. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We will enter into, prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements will provide, among other things, for indemnification to the fullest extent permitted by law and our first amended and restated certificate of formation and first amended and restated bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our first amended and restated certificate of formation and first amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2018, the Company has sold the following securities which were not registered under the Securities Act:

Plan-Related Issuances

From January 1, 2018 through June 30, 2021, we granted to our employees, officers and directors options to purchase 888,750 shares of our common stock with per-share exercise prices ranging from $16.00 to $20.00 under our 2013, 2017 and 2019 Plans.

Notes

On September 27, 2018, the Company issued and sold an aggregate of $5.0 million of subordinated promissory notes to two shareholders of the Company who were accredited investors, consisting of a $3.0 million subordinated promissory note and a $2.0 million subordinated promissory note. On July 29, 2019, the $3.0 million subordinated promissory note was retired and replaced with a new subordinated note to the same shareholder for $4.0 million. On July 29, 2020, the $4.0 million subordinated promissory note was retired and replaced with a new subordinated note to the same shareholder for $11.0 million. The $2.0 million subordinated promissory note was scheduled to mature on September 27, 2020 and was renewed and extended to September 27, 2022.

Also on July 29, 2019, the Company issued and sold a $2.0 million subordinated promissory note to a shareholder of the Company who was an accredited investor, which subordinated note matured on July 29, 2020.

Other Issuances

On January 1, 2020, we issued and sold an aggregate of 2,362,555 shares of common stock to 310 former shareholders of Heritage in connection with the consummation of the merger with Heritage.

From June 23, 2021 to August 27, 2021, we issued and sold an aggregate of 2,937,876 shares of common stock to 304 accredited investors and 13 non-accredited investors for an aggregate purchase price of approximately $70.5 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement

2.1	Agreement and Plan of Reorganization, dated August 27, 2019, by and among Third Coast Bancshares, Inc., Lawmaker Merger Sub, Inc., and Heritage Bancorp, Inc. (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Third Coast agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.)#

3.1	First Amended and Restated Certificate of Formation*

3.2	First Amended and Restated Bylaws*

4.1	Form of Common Stock Certificate*

4.2	Certain instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

5.1	Opinion of Norton Rose Fulbright US LLP

10.1†	Third Coast Bancshares, Inc. 2013 Stock Option Plan*

10.2†	Third Coast Bancshares, Inc. 2017 Director Stock Option Plan*

NUMBER	DESCRIPTION
10.3†	Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan*

10.4†	Form of Indemnification Agreement between Third Coast Bancshares, Inc. and its directors and certain officers*

10.5	Loan Agreement, dated March 10, 2021, by and between American National Bank & Trust and Third Coast Bancshares, Inc.*

10.6	Subordinated Note Purchase Agreement, dated July 29, 2020, for $11.0 Million Subordinated Promissory Note*

10.7	Subordinated Note Purchase Agreement, dated September 27, 2020, for $2.0 Million Subordinated Promissory Note*

10.8	Lease of 229 Dowlen Road, as amended*

10.9†	Consulting Agreement with Norma Galloway*

10.10†	Employment Agreement between Third Coast Bank, SSB and Donald Legato*

10.11†	Employment Agreement between Third Coast Bank, SSB and John McWhorter*

10.12†	Employment Agreement between Third Coast Bancshares, Inc., Third Coast Bank, SSB and Bart Caraway*

10.13†	Employment Agreement between Third Coast Bank, SSB and Audrey Duncan*

10.14†	Salary Continuation Agreement by and between Third Coast Bank, SSB and Donald Legato*

10.15†	Salary Continuation Agreement by and between Third Coast Bank, SSB and John McWhorter*

10.16†	Salary Continuation Agreement by and between Third Coast Bank, SSB and Bart Caraway*

10.17†	Salary Continuation Agreement by and between Third Coast Bank, SSB and Audrey Duncan*

10.18†	Separation Agreement by and between Heritage Bank and Dennis Bonnen*

10.19†	Form of Capital Warrant Agreement*

10.20†	Form of Stock Option Agreement under the Third Coast Bancshares, Inc. 2017 Director Stock Option Plan*

10.21†	Form of Stock Option Award Grant Notice and Stock Option Award Agreement under the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan*

10.22†	Form of Notice of Grant of Restricted Stock and Restricted Stock Award Agreement for Non-Employee Directors under the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan*

10.23†	Form of Notice of Grant of Restricted Stock and Restricted Stock Award Agreement for Officers under the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan*

21.1	Subsidiaries of Third Coast Bancshares, Inc.*

23.1	Consent of Norton Rose Fulbright US LLP (contained in Exhibit 5.1)

23.2	Consent of Whitley Penn LLP

24.1	Powers of attorney (included on signature page to the Registration Statement)*

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K.
*	Previously filed.
†	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Humble, Texas, on the 1st day of November, 2021.

THIRD COAST BANCSHARES, INC.

By:	/s/ Bart O. Caraway
Bart O. Caraway
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date
By:	/s/ Bart O. Caraway	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 1, 2021
Bart O. Caraway

By:	/s/ R. John McWhorter	Chief Financial Officer (Principal Financial and Accounting Officer)	November 1, 2021
R. John McWhorter

By:	*	Director	November 1, 2021
Carolyn Bailey

By:	*	Director	November 1, 2021
Martin Basaldua

By:	*	Director	November 1, 2021
Dennis Bonnen

By:	*	Director	November 1, 2021
W. Donald Brunson
By:	*	Director	November 1, 2021
Norma J. Galloway

By:	*	Director	November 1, 2021
Troy A. Glander

By:	*	Director	November 1, 2021
Shelton J. McDonald

By:	*	Director	November 1, 2021
Joseph L. Stunja

By:	*	Director	November 1, 2021
Reagan Swinbank

*By:	/s/ Bart O. Caraway
Bart O. Caraway
Attorney-in-Fact